St.George Bank Full Financial Report 2004


04046825
PROCESSED
DEC 22 2004
THOMSON FINANCIAL
st.george

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

Full Financial Report

FOR THE YEAR ENDED 30 SEPTEMBER 2004

TABLE OF CONTENTS	PAGE NUMBER

Statements of Financial Performance

FOR THE YEAR ENDED 30 SEPTEMBER 2004

		CONSOLIDATED		BANK	
		2004	2003	**2004**	2003
	NOTE	**$M**	$M	**$M**	$M
Interest income	3	**4,116**	3,434	**4,055**	3,386
Interest expense	3	**2,504**	1,983	**2,540**	2,015
Net interest income		**1,612**	1,451	**1,515**	1,371
Other income	4,8	**975**	910	**808**	733
Total ordinary income (net of interest expense)		**2,587**	2,361	**2,323**	2,104
Charge for bad and doubtful debts	5	**112**	102	**106**	100
Operating expenses					
– staff		**629**	577	**563**	517
– computer and equipment		**210**	207	**193**	189
– occupancy		**132**	125	**131**	123
– administration and other		**268**	261	**239**	226
Total operating expenses	6,8	**1,239**	1,170	**1,126**	1,055
Share of net (profit)/loss of associates accounted for using the equity method		**(2)**	3	**-**	-
Goodwill amortisation		**103**	108	**64**	69
Profit from ordinary activities before income tax		**1,135**	978	**1,027**	880
Income tax expense	7,8	**372**	325	**295**	280
Profit from ordinary activities after income tax		**763**	653	**732**	600
Net (loss) attributable to outside equity interests		**(4)**	(5)	**-**	-
Net profit attributable to members of the Bank		**767**	658	**732**	600
Non Owner Changes in Equity					
Net increase/(decrease) in asset revaluation and realisation reserve	34	**-**	18	**(2)**	24
Net (decrease)/increase in claims equalisation reserve	34	**(19)**	6	**-**	-
Net increase in borrowers' and depositors' redemption reserve	34	**-**	1	**-**	1
Foreign currency translation adjustment	34	**2**	-	**-**	-
Net decrease in retained profits on the initial adoption of:					
Revised AASB 1028 "Employee Benefits"	35	**-**	(1)	**-**	(1)
		(17)	24	**(2)**	24
Total changes in equity other than those resulting from transactions with owners as owners		**750**	682	**730**	624
Dividends per ordinary share (cents)	9	**122**	95	**122**	95
Basic earnings per ordinary share (cents)	10	**140.6**	120.7		
Diluted earnings per ordinary share (cents)	10	**140.3**	120.8		
Basic earnings per preferred resetting yield marketable equity security ($)	10	**6.36**	6.36		
Basic earnings per subordinated adjustable income non-refundable tier 1 security ($)	10	**4.75**	-		

These Statements of Financial Performance should be read in conjunction with the accompanying notes to the financial statements.

Statements of Financial Position

AS AT 30 SEPTEMBER 2004

		CONSOLIDATED		BANK	
		2004	2003	**2004**	2003
	NOTE	**$M**	$M	**$M**	$M
ASSETS					
Cash and liquid assets	13	**1,180**	769	**1,171**	768
Due from other financial institutions	14	**371**	335	**253**	257
Trading securities	15	**5,200**	5,276	**4,768**	5,127
Investment securities	16	**415**	143	**385**	115
Loans and other receivables	17	**54,782**	48,904	**52,388**	47,444
Bank acceptances of customers		**5,132**	3,391	**5,132**	3,391
Amounts receivable from controlled entities		**-**	-	**2,314**	1,444
Investment in controlled entities		**-**	-	**1,797**	1,764
Investment in associated companies		**2**	7	**-**	2
Other investments	21	**76**	102	**26**	20
Property, plant and equipment	22	**472**	506	**360**	385
Goodwill	23	**1,165**	1,268	**762**	826
Other assets	24	**1,165**	2,013	**980**	1,874
TOTAL ASSETS		**69,960**	62,714	**70,336**	63,417
LIABILITIES					
Deposits and other borrowings	25	**46,083**	45,291	**45,762**	45,212
Due to other financial institutions	26	**758**	501	**758**	501
Bank acceptances		**5,132**	3,391	**5,132**	3,391
Amounts payable to controlled entities		**-**	-	**1,168**	1,233
Provision for dividends	27	**12**	10	**4**	2
Income tax liability	28	**365**	320	**355**	287
Other provisions	29	**106**	93	**97**	85
Bonds and notes	30	**9,769**	5,548	**9,769**	5,548
Loan capital	31	**1,619**	1,080	**1,619**	1,080
Bills payable and other liabilities	32	**1,087**	2,115	**948**	2,012
TOTAL LIABILITIES		**64,931**	58,349	**65,612**	59,351
NET ASSETS		**5,029**	4,365	**4,724**	4,066
SHAREHOLDERS' EQUITY					
Share capital	33	**3,964**	3,468	**3,993**	3,485
Reserves	34	**87**	104	**112**	114
Retained profits	35	**619**	442	**619**	467
Shareholders' equity attributable to members of the Bank		**4,670**	4,014	**4,724**	4,066
Outside equity interests in controlled entities	36	**359**	351	**-**	-
TOTAL SHAREHOLDERS' EQUITY		**5,029**	4,365	**4,724**	4,066

These Statements of Financial Position should be read in conjunction with the accompanying notes to the financial statements.

Statements of Cash Flows

FOR THE YEAR ENDED 30 SEPTEMBER 2004

	NOTE	CONSOLIDATED 2004 $M	CONSOLIDATED 2003 $M	BANK 2004 $M	BANK 2003 $M
CASH FLOWS FROM OPERATING ACTIVITIES					
Interest received		**4,121**	3,441	**4,057**	3,384
Interest paid		**(2,398)**	(2,109)	**(2,436)**	(2,133)
Dividends received		**4**	3	**142**	43
Other income received		**1,194**	1,009	**574**	577
Operating expenses paid		**(1,420)**	(1,205)	**(1,009)**	(992)
Income taxes paid		**(342)**	(259)	**(264)**	(205)
Net proceeds from/(payments for) the sale and purchase of trading securities		**44**	472	**326**	504
Net cash provided by operating activities	(a)	**1,203**	1,352	**1,390**	1,178
CASH FLOWS FROM INVESTING ACTIVITIES					
Disposal of controlled entities	(c)	**12**	(4)	**-**	-
Investment in controlled entities		**-**	-	**(33)**	(41)
Restructuring costs		**-**	(20)	**-**	(20)
Net (payments for)/proceeds from the sale and purchase of investment securities		**(269)**	247	**(266)**	237
Net increase in loans and other receivables		**(5,878)**	(6,208)	**(4,944)**	(5,680)
Payments for shares		**(13)**	(4)	**(7)**	(1)
Proceeds from sale of shares		**39**	12	**20**	10
Payments of research and development costs		**-**	(6)	**-**	-
Proceeds from sale of other investments		**25**	-	**-**	-
Payments for property, plant and equipment		**(71)**	(53)	**(65)**	(47)
Proceeds from sale of property, plant and equipment		**51**	64	**45**	64
Net increase in amounts receivable from controlled entities		**-**	-	**(870)**	(83)
Net increase in other assets		**(112)**	(2)	**(47)**	(1)
Net cash used in investing activities		**(6,216)**	(5,974)	**(6,167)**	(5,562)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net increase in deposits		**736**	7,024	**488**	6,970
Proceeds from other borrowings		**27,183**	9,901	**27,183**	9,901
Repayment of other borrowings		**(23,324)**	(10,845)	**(23,324)**	(10,845)
Proceeds from loan capital		**578**	249	**578**	249
Repayment of loan capital		**-**	(39)	**-**	(39)
Decrease in amounts payable to controlled entities		**-**	-	**(65)**	(278)
Net increase/(decrease)in other liabilities		**201**	(434)	**200**	(429)
Proceeds from the issue of shares		**-**	5	**-**	5
Net proceeds from the issue of SAINTS		**345**	-	**345**	-
Net proceeds from the issue of perpetual notes		**12**	17	**12**	17
Dividends paid		**(457)**	(374)	**(427)**	(340)
Net cash provided by financing activities		**5,274**	5,504	**4,990**	5,211
Net increase in cash and cash equivalents		**261**	882	**213**	827
Cash and cash equivalents at the beginning of the financial year		**413**	(469)	**334**	(493)
Cash and cash equivalents at the end of the financial year	(b)	**674**	413	**547**	334

These Statements of Cash Flows should be read in conjunction with the notes to the Statements of Cash Flows and the accompanying notes to the financial statements.

Statements of Cash Flows

FOR THE YEAR ENDED 30 SEPTEMBER 2004

	NOTE	CONSOLIDATED 2004 $M	CONSOLIDATED 2003 $M	BANK 2004 $M	BANK 2003 $M
NOTES TO STATEMENTS OF CASH FLOWS					
(a) Reconciliation of net profit to net cash provided by operating activities					
Profit from ordinary activities after tax		**763**	653	**732**	600
Profit on trading		**(61)**	(53)	**(49)**	(53)
Exchange gain on foreign currency borrowing -controlled entity		**-**	-	**(7)**	(38)
Profit on sale of property, plant and equipment		**(20)**	(25)	**(19)**	(25)
Net profit on sale of shares		**(22)**	(3)	**(17)**	(2)
Bad and doubtful debts expense		**112**	102	**106**	100
Depreciation		**68**	71	**56**	60
Amortisation					
-leasehold		**1**	1	**1**	1
- goodwill		**103**	108	**64**	69
- deferred expenditure		**62**	75	**55**	64
Write-down of investments		**-**	4	**-**	-
Write-off of deferred expenditure and computer equipment		**17**	-	**17**	-
Decrease in interest receivable		**13**	2	**1**	1
(Increase)/decrease in other income receivable		**(17)**	10	**(4)**	(35)
Decrease in trading securities		**44**	472	**326**	504
Increase/(decrease) in interest payable		**108**	(126)	**103**	(126)
(Decrease)/increase in accrued expenses		**(26)**	35	**(55)**	18
Increase in income tax liability provisions		**45**	48	**68**	63
Increase/(decrease) in other provisions		**13**	(22)	**12**	(23)
Net cash provided by operating activities		**1,203**	1,352	**1,390**	1,178
(b) Reconciliation of cash					
For the purpose of the Statements of Cash Flows, cash at the end of the financial year is reconciled to the following items in the Statements of Financial Position:					
Cash and liquid assets		**1,180**	769	**1,171**	768
Due from other financial institutions - at call		**371**	328	**253**	250
Due to other financial institutions - at call		**(716)**	(501)	**(716)**	(501)
Bills payable		**(161)**	(183)	**(161)**	(183)
Cash and cash equivalents at the end of the financial year		**674**	413	**547**	334

Statements of Cash Flows

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTES TO STATEMENTS OF CASH FLOWS

(c) Disposal of Controlled Entities

2004

On 28 November 2003, the consolidated entity disposed of its 100% interest in Kerbridge Energy Pty Limited (Kerbridge) for $6 million consideration. Kerbridge's contribution to net profit from 1 October 2003 to 28 November 2003 was $0.1 million.

On 10 May 2004, the consolidated entity disposed of its 100% interest in St.George Development Capital Limited (DCL) for $6 million consideration. DCL's contribution to net profit from 1 October 2003 to 10 May 2004 was a loss of $0.1 million.

2003

On 8 January 2003, the consolidated entity disposed of its 100% interest in Australian Clearing Services Pty Limited (ACS) for $1.2 million consideration. ACS's contribution to net profit from 1 October 2002 to the date of its disposal was $0.2 million.

Details of the disposals undertaken are as follows:

		2004		2003
$M	**KERBRIDGE**	**DCL**	**TOTAL**	ACS
Consideration received/receivable	**6**	**6**	**12**	1
Fair value of net tangible assets disposed:				
Cash	**-**	**-**	**-**	4
Investments	**6**	**8**	**14**	-
Loans & other receivables	**-**	**-**	**-**	16
Property, plant and equipment	**-**	**-**	**-**	1
Creditors	**-**	**-**	**-**	(19)
Net assets disposed	**6**	**8**	**14**	2
Less:cash disposed	**-**	**-**	**-**	(4)
Net inflow/(outflow) of cash on disposal	**6**	**6**	**12**	(4)

Notes to the Financial Statements

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

In this Financial Report, St.George Bank Limited, the parent entity is referred to as the Bank.

The following terminology is also used:

- St.George or the consolidated entity is St.George Bank Limited and its controlled entities; and
- controlled entities are entities controlled by St.George Bank Limited (as listed in Note 43).

The significant accounting policies that have been adopted in the preparation of this Financial Report are as follows:

(a) Bases of Accounting

This general purpose Financial Report complies with the accounts provisions of the Banking Act, Corporations Act 2001, applicable Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

Unless otherwise indicated, all amounts are expressed in Australian currency and are shown in $million.

The accounting policies adopted have been consistently applied and except for changes in accounting policies set out in Note 2 are consistent with those of the previous year.

(b) Historical Cost

This Financial Report has been prepared on the basis of historical cost except for AASB 1038: Life Insurance Business requirements or where indicated. Securities and derivatives held for trading purposes have been marked to market.

The carrying amounts of all non-current assets are reviewed to determine whether they are in excess of their recoverable amount as at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. When assessing the recoverable amount for a particular non-current asset, the net cash flows arising from the asset's continued use and subsequent disposal have not been discounted to its present value, except where specifically stated.

(c) Consolidation

The consolidated Financial Report comprises the Financial Report of the Bank and its controlled entities.

Where an entity commenced or ceased to be controlled during the year, its results are only included from the date control commenced or up to the date control ceased.

Outside interests in the equity and results of the entities that are controlled by the Bank are shown as a separate item in the consolidated Financial Report.

All inter-entity balances and transactions have been eliminated.

(d) Excess of Market Value over Net Assets of Controlled Entities

Investments in controlled entities by St.George Life Limited are recorded at market value. On consolidation, the excess of net market value of these controlled entities over their underlying net assets is separately recognised and included in other assets. This amount is assessed at each reporting date with changes in value recorded as other income or expense in accordance with Accounting Standard AASB 1038: Life Insurance Business.

(e) Foreign Currency

All monetary assets and liabilities held in foreign currencies are shown in this Financial Report at the exchange rates prevailing at balance date. Foreign currency forwards, futures, swaps and options are valued at the appropriate market rates at balance date. Unrealised profits and losses arising from these revaluations are recognised in the Statements of Financial Performance.

For foreign exchange trading activities, it is the policy of the consolidated entity to maintain a substantially matched position in foreign currency assets and liabilities, hence net exposure to exchange risk is not material.

(f) Translation of Controlled Foreign Entities

The Financial Reports of overseas controlled entities that are integrated foreign operations are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the Statements of Financial Performance.

The Financial Reports of overseas controlled entities that are self-sustaining foreign operations are translated using the current method. Monetary assets and liabilities are translated into Australian currency at the rates of exchange current at balance date. Equity items are translated at historical rates. Non-monetary items and revenue and expense items are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve until the disposal, or partial disposal of the operations.

(g) Roundings

The Bank is a company of the kind referred to in ASIC Class Order No 98/0100 dated 10 July 1998 (as amended by ASIC Class Order No 04/667). Accordingly, amounts in this Financial Report have been rounded to the nearest one million dollars except where otherwise stated.

(h) Cash and Liquid Assets

Cash and liquid assets comprise cash held in branches, ATMs, cash at bankers, money at call, bills receivable and remittances in transit and securities purchased under agreement to resell. Interest income on cash and liquid assets is recognised in the Statements of Financial Performance when earned.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(i) Due from Other Financial Institutions

Balances due from other financial institutions include loans, nostro balances and settlement account balances due from other banks. They are brought to account at the gross balance outstanding. Interest income is recognised in the Statements of Financial Performance when earned.

(j) Trading Securities

Trading securities are purchased without the intention of being held to maturity. The securities are recorded at net fair value based on quoted market prices. Realised and unrealised gains and losses are recognised in the Statements of Financial Performance. Interest on trading securities is included in net interest income. At acquisition, trading securities are recorded on a settlement date basis.

(k) Investment Securities

Investment securities are purchased with the intention of being held to maturity. The securities are recorded at cost plus accrued interest and, in respect of fixed interest securities, are adjusted for amortised premiums and discounts. Premiums and discounts are amortised from the date of acquisition so that the securities reflect their face value at maturity. The amortisation of premiums and discounts is recognised in the Statements of Financial Performance as net interest income. Gains or losses on disposal of investment securities prior to maturity are brought to account when realised. Unrealised losses are not brought to account unless the recoverable amount is less than the carrying amount. Investment securities are recorded on a settlement date basis. Interest income is recognised in the Statements of Financial Performance when earned.

(l) Repurchase Agreements

Securities sold under agreements to repurchase are retained in the Statements of Financial Position as Trading Securities or Investment Securities, as applicable, and accounted for accordingly. The obligation to repurchase is recognised as a liability and disclosed as Deposits and Other Borrowings. Securities purchased under agreements to resell are recorded as Liquid Assets.

(m) Loans and Other Receivables

Loans and other receivables include residential, commercial, credit cards, overdrafts and other personal loans, leasing, hire purchase, bill financing, leveraged leases and margin lending.

Receivables referred to above are carried at the recoverable amount represented by the gross value of the loan balance adjusted for specific provisions for doubtful debts, interest reserved and in respect of leveraged leases, unearned tax remissions.

Interest and material yield related fees are recognised in the Statements of Financial Performance when earned.

(i) Leasing Receivables

Finance leases, in which the consolidated entity is the lessor, are included in Loans and Other Receivables. At the beginning of the lease term, the present value of the minimum lease payments receivable plus the present value of any unguaranteed residual value is recorded in the Statements of Financial Position. Income attributable to the leases is brought to account progressively in the Statements of Financial Performance over the lease term in accordance with an actuarial method so as to achieve a constant periodic rate of return on the leases outstanding.

(ii) Structured Investments

Investments by the consolidated entity in research and development syndicates, participation in leveraged leases and equity swaps are recorded at the amounts equal to the consolidated entity's participation and included in Loans and Other Receivables in the Statements of Financial Position. Revenue is brought to account based on a method that yields a constant rate of return.

(n) Impaired Assets

The consolidated entity has adopted the Australian Prudential Regulation Authority's (APRA) guidelines for classifying impaired assets, which consist of the following broad categories:

(i) Non-Accrual Loans

Loans are classified as non-accrual where:

(1) contractual payments of principal and/or interest are 90 or more days in arrears, and where the value of security is insufficient to cover repayment of principal and interest;

(2) a specific provision has been raised; and/or

(3) there is reasonable doubt about the ultimate collectability of principal and interest within an acceptable timeframe.

Income on non-accrual loans is recognised only on a cash basis and when the cash received is not a principal payment. If necessary a specific provision for doubtful debts is recognised so that the carrying amount of the loan does not exceed the expected future cash flows.

(ii) Restructured Loans

These are loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of a customer's financial or other difficulties in complying with the original facility terms. For these loans, interest and fees are recognised as income on an accruals basis, whilst the customer complies with the modified terms and conditions.

(iii) Assets Acquired Through Security Enforcement

This category comprises assets where ownership has been assumed in settlement of a debt. These assets are recorded in the Statements of Financial Position under Other Investments (refer Note 1(r)).

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(o) Bad Debts Written Off and Provision for Doubtful Debts

Bad debts are written off as they arise. For personal lending, residential lending and commercial lending, the consolidated entity has a policy of providing for possible losses on the basis of amounts set aside to cover specific debts that are considered doubtful.

The general provision for doubtful debts (not tax effected) when combined with the tax effected balance of Unearned Income-Mortgage Insurance Premiums represents 0.52% (2003: 0.51%) of risk weighted assets.

Unearned Income-Mortgage Insurance Premiums, disclosed in the Statements of Financial Position under Bills Payable and Other Liabilities, represents a provision against potential defaults not specifically identified in respect of the housing loans insured by St.George Insurance Pte Ltd.

In the insurance operation, a loss provision is maintained against potential claims where the entity has been notified that a claim may arise.

(p) Bank Acceptances of Customers

The potential liability arising as a result of bank bill acceptances that are sold into the market is recorded in the Statements of Financial Position as a liability. An equal and offsetting claim exists against customers in the event of a call on this potential liability and is recorded in the Statements of Financial Position as an asset. Bank acceptances generate fee income that is recognised in the Statements of Financial Performance when earned.

Discounted bills accepted by the consolidated entity are recorded as part of Trading Securities as the intention at the time of discount is to offer the bills for resale.

(q) Investments in Associated Companies

Investments in associates have been accounted for using the equity method where material.

Under the equity method, the consolidated entity's share of the post-acquisition profits or losses of associates is recognised in the consolidated Statements of Financial Performance, and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence but not control.

(r) Other Investments

Property, plant and equipment held for sale are shown in the Statements of Financial Position as Other Investments.

Buildings classified as Other Investments are not depreciated.

Land and buildings held for sale have been valued at 30 September 2003. Adjustments arising from revaluations are reflected in the Asset Revaluation and Realisation Reserve applicable to this class of asset. If no such reserve exists, revaluation decrements are recognised in the Statements of Financial Performance and to the extent that an increment reverses a previous revaluation decrement, it is recognised as revenue in the Statements of Financial Performance.

Holding costs such as rates and taxes are not capitalised. Development costs are capitalised to the extent that they are considered to be recoverable.

Shares in entities and other securities are recorded at cost or recoverable amount. Unrealised losses relating to diminution in the value of shares in entities and other securities are recognised in the Statements of Financial Performance.

(s) Property, Plant and Equipment

The consolidated entity obtains an independent valuation of its land and buildings as required, except where such properties are in the course of construction or major renovation, or in the process of being sold.

In addition, individual land and buildings are valued prior to sale where their carrying value exceeds the recoverable amount. Capital gains tax, if applicable, is recognised in determining income tax expense in the period in which the land and buildings are sold.

Increments and decrements arising upon revaluation of land and buildings are recognised in the Asset Revaluation and Realisation Reserve and continue to be recorded in this reserve following subsequent disposal. If no such reserve exists, revaluation decrements are recorded in the Statements of Financial Performance and to the extent that an increment reverses a previous revaluation decrement, it is recognised as revenue in the Statements of Financial Performance.

(t) Depreciation

Plant and equipment of the consolidated entity, including buildings, are depreciated on a straight-line basis over their estimated useful lives.

Leasehold improvements are depreciated on a straight-line basis over the remaining lease term or their estimated useful lives, whichever is the shorter.

The estimated useful lives are as follows:

- Buildings 20 - 60 years
- Plant 3 - 10 years
- Leasehold 1 - 10 years

Notes to the Financial Statements

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(u) Goodwill

With the exception of acquisitions undertaken by St.George Life Limited (refer Note 1 (d)), the excess of purchase consideration plus incidental costs over the fair value of the identifiable net assets at the date of each acquisition is recognised as goodwill. Such goodwill is recorded as an intangible asset in the Statements of Financial Position and is amortised, by systematic charges against income, on a straight line basis over the period of time during which benefits are expected to arise. Goodwill is amortised from the date of acquisition over a period not exceeding twenty (20) years. The unamortised balance of goodwill and the period of amortisation is reviewed annually. Where the balance exceeds the value of expected future benefits, the difference is charged to the Statements of Financial Performance.

In determining the fair value of the identifiable net assets acquired, a liability for restructuring is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payments to other parties in settlement of costs of restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

(v) Other Assets

Other assets comprise sundry debtors, at the cash value to be realised when settled.

Other assets also include unrealised gains on derivative instruments recognised in accordance with Note 1 (hh), deferred expenditure, prepayments and the excess market value over the net assets of St.George Life Limited controlled entities. Expenditure is deferred where it is considered that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenditure is amortised over the period in which the related benefits are expected to be derived and is reviewed at each reporting date to determine the amount, if any, that is no longer recoverable. Any such amount is written off in the Statements of Financial Performance. The excess market value over the net assets of St.George Life Limited controlled entities is assessed at each reporting date with changes in value being recorded in the Statements of Financial Performance.

(w) Deposits and Other Borrowings

Deposits and other borrowings comprise negotiable certificates of deposit, term deposits, saving deposits, cheque and other demand deposits, unsecured guaranteed notes and secured borrowings. Interest is recognised in the Statements of Financial Performance when incurred.

(x) Due to Other Financial Institutions

Balances due to other financial institutions include deposits, settlement account balances and vostro balances. They are brought to account at the gross balance outstanding. Interest is recognised in the Statements of Financial Performance when incurred.

(y) Provision for Dividends

This item comprises provision for dividends in respect of depositary capital securities, preferred resetting yield marketable equity securities (PRYMES) and subordinated adjustable income non-refundable tier 1 securities (SAINTS).

The depositary capital securities dividend provision is calculated on the value of securities, being US$250 million, at a fixed rate of interest of 8.485% per annum, payable semi-annually in June and December each year.

The provision for dividend relating to PRYMES is calculated on a balance of $300 million at a fixed rate of interest of 6.36% per annum for the first five years, after which the Bank has the option to reset the rate. The dividends are paid semi-annually in February and August.

The provision for dividend relating to SAINTS is calculated on a balance of $350 million at a floating rate of interest calculated as 70% of the sum of the annualised 90 day Bank Bill Swap Rate and a margin of 1.35 percent. Dividends are payable quarterly in November, February, May and August each year.

The provision for dividend relating to ordinary shares is recognised in the reporting period in which the dividends are declared.

(z) Income Tax Liability

(i) The consolidated entity has adopted the liability method of tax effect accounting, whereby income tax expense for the year is matched with the accounting profit after allowing for permanent differences not deductible/assessable for income tax purposes.

Timing differences arising from items brought to account in differing periods for income tax and accounting purposes have been reflected in future income tax benefit and provision for deferred income tax.

(ii) Tax Consolidation

The Bank and its Australian resident wholly owned subsidiaries have adopted tax consolidation legislation from 1 October 2003. As a result, the Bank as the head entity recognises all the current and deferred tax assets and liabilities of entities comprising the tax consolidated group (after the elimination of intra group transactions).

The tax consolidated group has entered into a tax funding agreement that requires entities in the tax consolidated group to reimburse the Bank for their current income tax assets and liabilities and deferred tax balances arising from external transactions. Amounts receivable or payable under the tax funding agreement are recognised separately by the Bank as tax related amounts receivable or payable. Expenses and revenue arising under the tax funding agreement are recognised by the Bank as a component of income tax expense/benefit and are disclosed in Note 7.

Certain entities comprising the tax consolidated group had tax values relating to assets reset on joining the tax consolidated group. The impact on entering tax consolidation is recognised by the consolidated entity and is disclosed in Note 7.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(aa) Provision for Employee Entitlements

The provision for employee entitlements to annual leave represents the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provision has been calculated using wage and salary rates the Bank expects to pay and includes related on-costs.

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date.

Liabilities for employee entitlements that are not expected to be settled within twelve months are discounted using the rates attaching to national government guaranteed securities at balance date, which most closely match the terms of maturity of the related liabilities.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures. Related on-costs have also been included in the liability.

The Bank has an executive option plan and various employee share plans in operation. Refer to Note 38 for further information.

The Bank contributes to two employee superannuation funds. Contributions are charged as an expense in the Statements of Financial Performance as incurred. Further information is set out in Note 42 to this Financial Report.

(bb) Provision for Directors' Retirement

No retirement benefits will be payable to any Non-Executive Directors appointed after 30 September 2003.

The retirement benefit entitlement of each Non-Executive Directors in office at 30 September 2003 will not increase from the amount that had accrued in respect of the Director at that date.

(cc) Provision for Restructuring Costs

(i) On Acquisition

A liability for restructuring costs is recognised at the date of acquisition of an entity where the acquiring entity is demonstrably committed to the restructuring and a reliable estimate of the liability can be made. Restructuring costs of the acquired entity are included in the determination of goodwill on acquisition.

(ii) Of existing entities

Where a reliable estimate can be made, a liability for restructuring costs of an existing entity is recognised at the date of commencement of the restructuring program.

(dd) Bonds and Notes

Bonds and Notes comprise commercial paper and other fixed and floating senior debt securities issued under the Bank's debt instrument programme, euro note programme, US commercial paper programme and other private placements. Interest is recognised in the Statements of Financial Performance as incurred.

(ee) Loan Capital

Loan Capital comprises subordinated debt issued by the consolidated entity that qualifies for inclusion as capital in accordance with APRA prudential requirements. Interest is recognised in the Statements of Financial Performance as incurred.

(ff) Bills Payable and Other Liabilities

Bills Payable and Other Liabilities include unrealised losses on derivative instruments recognised in accordance with Note 1 (hh), market revaluation of trading derivatives, revaluation of cross currency swaps used to hedge foreign currency risk, sundry creditors and accruals, unearned income on mortgage insurance premiums and bankers' bond premiums. These liabilities are recognised at the cash value to be realised when settled.

(gg) Shareholders' Equity

(i) Ordinary Share Capital - Issued and Paid Up

Ordinary share capital is recognised at the value of the amount paid up. Share issue and share buy-back costs are charged against share capital.

Ordinary shares issued to employees at a discount to market price under the Employee Reward Share Plan and Executive Performance Share Plan will have no amount debited to Share Capital.

(ii) Preferred Resetting Yield Marketable Equity Securities (PRYMES)

On 21 February 2001, the Bank issued three million PRYMES at $100 each. The issue netted $291 million after issue related expenses. These shares are entitled to a preference dividend of 6.36% per annum for the next five years, after which the Bank has the option to reset the rate.

(iii) Subordinated Adjustable Income Non-Refundable Tier 1 Securities (SAINTS)

On 13 August 2004, the Bank issued 3.5 million SAINTS at $100 each. The issue netted $345 million after issue related expenses. Holders of these securities are entitled to a floating rate dividend. The floating rate is determined each quarter by taking 70 percent of the sum of the annualised 90 day Bank Bill Swap Rate and a margin of 1.35 percent. Dividends are payable in arrears on a quarterly basis. On 20 November 2014 or any dividend payment date thereafter, subject to APRA approval, the Bank may convert the SAINTS to ordinary shares, redeem, buy-back or cancel the SAINTS for their face value or undertake a combination of these options.

Notes to the Financial Statements

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(iv) Reserves

(1) Asset Revaluation and Realisation Reserve

Asset Revaluation and Realisation Reserve – increments and decrements (where they reverse a previous increment) arising upon the revaluation of land, buildings and other investments are recognised in the Asset Revaluation and Realisation Reserve.

(2) Claims Equalisation Reserve (CER)

The CER was created to provide the consolidated entity with a prudential buffer against abnormal fluctuations in insurance claims. As a result of changes to the insurance legislation effective 1 July 2002, the CER is no longer required and was transferred to retained profits during the year (refer Note 2).

(3) Borrowers' and Depositors' Share Redemption Reserve

The purpose of this reserve is to recognise the redemption of all Borrowers' and Depositors' shares.

(4) Foreign Currency Translation Reserve

The purpose of this reserve is to recognise exchange differences arising on translation of self-sustaining foreign controlled entities.

(v) Outside Equity Interests in Controlled Entities

Outside equity interests comprise depositary capital securities issued by St.George Funding Company LLC, ordinary shares issued to minority shareholders by St.George Motor Finance Limited and perpetual notes issued by the Bank.

The depositary capital securities were issued on 19 June 1997 raising US$250 million. The securities are on issue in perpetuity subject to redemption rights held by the Bank in years 2007, 2017 and 2022. APRA approval is required to enable the redemption rights of the Bank to be exercised. The securities have no voting rights with respect to the operations of the Bank and are treated as Tier 1 capital for Capital Adequacy purposes.

The Bank issued three perpetual notes raising NZ $19 million (on 16 December 2002), NZ$8 million (on 18 March 2004) and $NZ6 million (on 30 September 2004). The notes have no voting rights or entitlement to dividends or other payment. In a winding up, the notes on issue are convertible into ordinary shares of the Bank.

(hh) Derivative Financial Instruments

The consolidated entity makes use of the derivatives market for trading purposes and to hedge foreign exchange and interest rate risk.

Derivatives bought or sold for trading purposes are carried at net fair value at balance date. Realised and unrealised changes in the net fair value are recognised in the Statements of Financial Performance in the period in which the change occurs.

Derivatives bought or sold for the Bank's hedging purposes are accounted for on the same basis as the underlying exposure. Where the underlying exposure is accounted for on an accruals basis, any gain or loss realised on the derivative instrument is deferred and taken up as an adjustment to the yield on the underlying exposure over its remaining life.

The market value of trading derivatives and deferred gains or losses on hedging derivatives are recognised as Other Assets when favourable to the consolidated entity and Other Liabilities when unfavourable.

(ii) Life Insurance Business

The consolidated entity conducts life insurance business through its controlled entity, St.George Life Limited (SGL).

SGL is accounted for in accordance with the requirements of Accounting Standard AASB 1038: Life Insurance Business as summarised below:

- All assets, liabilities, revenues, expenses and equity are included in the financial report irrespective of whether they are designated as relating to policy holders or to shareholders.
- All assets are measured at net market values.
- All liabilities are measured at net present values. Policy liabilities are calculated in accordance with the principles of Margin on Services (MoS) profit reporting as set out in Actuarial Standard AS 1.03: Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board. Other Liabilities are measured at net present value at reporting date.
- Premiums and claims are separated on a product basis into their revenue, expense and change in liabilities components unless the separation is not practicable or the components cannot be reliably measured.
- Return on all investments controlled by SGL are recognised as revenues.

The shareholders' interest in the profits of the statutory funds is brought to account in the Statement of Financial Performance of the consolidated entity. Profits derived by life insurance companies are determined in accordance with the principle of MoS profit reporting as set out in Actuarial Standard AS 1.03: Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board. Policy liabilities are calculated in a way that allows for systematic release of planned profit margins as services are provided to policy owners and the revenues relating to those services are received.

Shareholders' access to the retained profits and shareholders' capital is restricted to the extent that these monies are required to meet the solvency and capital adequacy standards under the Life Insurance Act 1995.

(jj) Fiduciary Activities

A number of controlled entities act as Trustee and/or Manager, Administrator or Custodian for a number of superannuation funds, investment trusts, superannuation services, approved deposit funds, life insurance funds and managed client portfolios. The value of managed funds at 30 September 2004 was $24, 825 million (2003: $19, 820 million).

The assets and liabilities of these funds and trusts are not included in the consolidated Financial Report as the Bank does not have the capacity to directly or indirectly control the funds and trusts.

Commissions and fees derived by the controlled entities in respect of these activities are included in the Statements of Financial Performance.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(kk) Fee Income

Fees, if material, are segregated between cost recovery and risk related. The risk related fees are taken to income over the period of the underlying risk. The balance of the fees is considered to represent cost recovery and is taken to income when received.

(ll) Unearned Revenue

(i) Unearned revenue in relation to finance leases, commercial hire purchases, consumer lending and bills of sale has been calculated using appropriate actuarial factors so that revenue earned over the term of the contract bears a constant relationship to the funds employed.

Receivables referred to above are shown in the Statements of Financial Position net of unearned revenue.

(ii) Unearned income of the insurance operation has been calculated by spreading the net premium revenue over the expected period of the risk.

The unexpired risk reserve of the insurance operation is disclosed as Unearned Income -Mortgage Insurance Premiums in this Financial Report.

(mm) Operating Leases

Operating lease payments are charged as an expense over the term of the lease, on a basis representative of the pattern of service rendered through the provision of the leased property.

The present value of future operating lease payments for surplus leased space under non-cancellable operating leases is recognised as a liability, net of any sub-leasing revenue, in the year it is determined that the leased space will be of no future benefit to the consolidated entity.

(nn) Loan Securitisation

The consolidated entity periodically sells receivables to special purpose trusts that issue securities to investors.

These transactions transfer the risks and rewards of ownership and therefore meet APRA's criteria for recognition as sales. As such, the receivables sold are removed from the Statements of Financial Position.

The consolidated entity receives the following service fees and other income from the securitisation programs:

- Service, manager and custodian fees are received and recognised over the period in which the relevant fee is earned.
- Redraw facility fee – the consolidated entity provides the securitisation programmes with redraw facilities in accordance with APRA's prudential guidelines.
- Residual income -the consolidated entity is entitled to receive residual income from the securitisation programmes. This income comprises interest receivable on the securitised loans (net of any swap receipts/payments) less interest payable to holders of Mortgage Backed Bonds and other fees and expenses payable. The residual income is recognised when receivable.
- Swap income – Basis and interest rate swaps are provided at arms length to the programme by the consolidated entity in accordance with APRA's prudential guidelines. Basis and interest rate swaps are accounted for on an accruals basis.

(oo) Earnings Per Share

(i) Basic earnings per ordinary share is determined by dividing net profit after income tax attributed to members of the Bank, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for the bonus elements in ordinary shares issued during the year.

(ii) Basic earnings per preferred resetting yield marketable equity security is determined by dividing the dividend entitlement on these securities during the financial year by the weighted average number of securities outstanding during the financial year.

(iii) Basic earnings per subordinated adjustable income non-refundable tier 1 security is determined by dividing the dividend entitlement on these securities during the financial year by the weighted average number of securities outstanding during the financial year.

(iv) Diluted earnings per share adjusts the figures used in the determination of basic earnings per ordinary share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to the dilutive potential ordinary shares.
The SAINTS are not considered dilutive.

NOTE 2 CHANGE IN ACCOUNTING POLICY

Claims Equalisation Reserve (CER)

This reserve was established to provide a prudential buffer against abnormal fluctuations in mortgage insurance claims that may be experienced by the Bank's captive mortgage insurance controlled entity. As a result of changes to the insurance legislation effective 1 July 2002, the CER is no longer required. The $19 million balance of the CER has transferred to retained profits during the year.

Notes to the Financial Statements

	CONSOLIDATED		BANK	
	2004 $M	2003 $M	**2004 $M**	2003 $M
NOTE 3 INTEREST				
Interest income				
Cash and liquid assets	**33**	21	**33**	19
Due from other financial institutions	**12**	5	**7**	2
Trading and investment securities	**319**	269	**318**	264
Loans and other receivables	**3,752**	3,139	**3,608**	3,091
Controlled entities	**-**	-	**89**	10
Total interest income	**4,116**	3,434	**4,055**	3,386
Interest expense				
Deposits and other borrowings	**1,842**	1,488	**1,838**	1,483
Bonds and notes	**527**	421	**527**	421
Loan capital	**112**	60	**112**	60
Other financial institutions	**23**	14	**20**	13
Controlled entities	**-**	-	**43**	38
Total interest expense	**2,504**	1,983	**2,540**	2,015

Notes to the Financial Statements

	NOTE	CONSOLIDATED 2004 $M	CONSOLIDATED 2003 $M	BANK 2004 $M	BANK 2003 $M
NOTE 4 OTHER INCOME					
Dividends					
- Controlled entities		**-**	-	**140**	40
- Other persons		**4**	3	**1**	3
Factoring and invoice discounting income		**21**	20	**-**	-
Trading income		**61**	53	**49**	53
Foreign exchange gain - controlled entity		**-**	-	**7**	38
Management fees - controlled entities		**-**	-	**57**	48
Managed funds		**197**	172	**-**	-
Profit on sale of shares	4(a)	**22**	3	**17**	2
Profit on sale of land and buildings	4(b)	**20**	25	**19**	25
Product fees and commissions					
- Lending fees		**63**	68	**50**	65
- Deposit accounts and other		**218**	216	**186**	184
- Electronic Banking		**187**	182	**187**	182
Rental income		**11**	16	**9**	10
Trust distributions		**9**	2	**7**	-
Securitisation service fees		**84**	82	**6**	29
Bills acceptance fees		**66**	48	**66**	48
Other		**12**	20	**7**	6
Total other income		**975**	910	**808**	733
NOTE 4(a) PROFIT ON SALE OF SHARES					
Gross revenue on sale of shares		**51**	3	**20**	2
Carrying value of shares sold		**29**	-	**3**	-
Profit on sale of shares		**22**	3	**17**	2
NOTE 4(b) PROFIT ON SALE OF LAND AND BUILDINGS					
Gross revenue on sale of land and buildings		**76**	64	**45**	64
Written down value of land and buildings sold		**56**	39	**26**	39
Profit on sale of land and buildings		**20**	25	**19**	25
NOTE 5 BAD AND DOUBTFUL DEBTS					
Bad and doubtful debts (Refer Note 18)					
- Specific provision for doubtful debts		**95**	88	**89**	86
- General provision for doubtful debts		**33**	24	**33**	24
- Recoveries		**(16)**	(10)	**(16)**	(10)
Total bad and doubtful debts expense		**112**	102	**106**	100

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 6 OPERATING EXPENSES

	CONSOLIDATED		BANK	
	2004 $M	2003 $M	**2004 $M**	2003 $M
Staff				
Salaries and wages	**514**	469	**463**	424
Contractors' fees	**13**	10	**9**	8
Superannuation contributions	**41**	39	**38**	35
Payroll tax	**32**	30	**29**	27
Fringe benefits tax	**8**	9	**8**	8
Other	**21**	20	**16**	15
Total staff expenses	**629**	577	**563**	517
Computer and equipment				
Depreciation	**42**	41	**37**	37
Deferred expenditure amortisation and write-off	**77**	75	**70**	64
Rentals on operating leases	**16**	16	**16**	16
Other	**75**	75	**70**	72
Total computer and equipment expenses	**210**	207	**193**	189
Occupancy				
Depreciation and amortisation	**27**	31	**20**	24
Rent				
– controlled entities	**-**	–	**13**	13
– other persons	**66**	59	**62**	55
Other	**39**	35	**36**	31
Total occupancy expenses	**132**	125	**131**	123
Administration and other				
Fees and commissions	**24**	29	**22**	21
Fees and commissions – controlled entities	**-**	–	**9**	9
Advertising and public relations	**45**	46	**38**	42
Telephone	**13**	13	**12**	12
Printing and stationery	**35**	36	**29**	31
Postage	**18**	18	**18**	17
Write-down of investments	**-**	4	**-**	–
Subscription and levies	**7**	6	**7**	6
Consultants	**22**	18	**17**	13
Other*	**104**	91	**87**	75
Total administration and other expenses	**268**	261	**239**	226
Total operating expenses	**1,239**	1,170	**1,126**	1,055

*Includes expenditure of $18,500 to the Australian Labor Party, $30,900 to the Liberal Party and $550 to the National Party and $3,000 to the Australian Democrats, mainly resulting from functions attended during the year.

NOTE 7 INCOME TAX EXPENSE

Income tax expense shown in the Statements of Financial Performance differs from prima facie income tax payable on pre-tax ordinary profit for the following reasons:

	CONSOLIDATED		BANK	
	2004 $M	2003 $M	**2004 $M**	2003 $M
Profit from ordinary activities before income tax	**1,135**	978	**1,027**	880
Prima facie income tax expense calculated at 30% of ordinary profit	**341**	293	**308**	264
Increases in income tax expense due to				
Amortisation of goodwill	**31**	32	**19**	21
Depreciation on buildings	**2**	2	**2**	-
General provision for doubtful debts	**10**	7	**10**	7
Non-deductible write-downs	**-**	3	**-**	-
Tax losses not recognised	**5**	3	**5**	-
Other non-deductible expenditure	**1**	3	**3**	4
Underprovision in prior year	**-**	2	**-**	3
Income tax expense related to current and deferred tax transactions of wholly-owned subsidiaries in the tax-consolidated group	**-**	-	**24**	-
Decreases in income tax expense due to:				
Deduction allowable on depositary capital securities[1]	**6**	10	**-**	-
Deduction allowable on shares issued under Employee Reward Share Plan	**2**	2	**2**	2
Deductions allowable on buildings	**2**	2	**-**	-
Rebateable and franked dividends	**2**	1	**42**	13
Difference between accounting profit and assessable profit on disposal of properties	**2**	3	**2**	3
Other items	**2**	2	**4**	1
Recovery of income tax expense in accordance with tax funding agreements	**-**	-	**24**	-
Tax benefit recognised on entering tax consolidation[2]	**2**	-	**2**	-
Income tax expense	**372**	325	**295**	280

(1) As reported to the market in February 2004, the Bank has received queries from and is in discussion with the Australian Taxation Office (ATO) concerning income tax deductions claimed on its DCS issued in June 1997. The Bank has provided documents and responded to questions from the ATO in respect of the DCS. The ATO is considering the documents and information provided.

St.George obtained independent legal opinions at the time the DCS were issued and further opinions recently in response to the ATO queries. St.George considers that the deductions claimed in respect of the DCS were and continue to remain valid.

The amount of primary tax relating to deductions claimed for the period from 1997 to 2003 is $75 million. A tax benefit of $6 million in respect of the 2004 DCS dividends has been recognised in the results.

The Taxation Law Amendment Bill No.7 (2003) was passed in June 2004 with effect for St.George from 1 October 2003. The effect of this change has been to reduce the tax benefit recognised on the depositary capital securities dividends by $3 million for the 30 September 2004 year. The reduction in tax benefit in future years is subject to USD/AUD exchange rate movements.

(2) The Bank elected to remeasure the tax cost value of the assets of certain entities that comprise the consolidated group. A net tax benefit of $2 million was recognised by these subsidiaries on 1 October 2003 on entering tax consolidation.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 8 INDIVIDUALLY SIGNIFICANT ITEMS

	CONSOLIDATED		BANK	
	2004	2003	**2004**	2003
	$M	$M	**$M**	$M
Other Income				
Other income before individually significant item	**958**	910	**791**	733
Individually Significant Item				
Profit on sale of shares (i)	**17**	–	**17**	–
Total other income	**975**	910	**808**	733
Operating expenses				
Operating expenses before individually significant items	**1,222**	1,170	**1,109**	1,055
Individually Significant Items				
Write-off of computer applications and equipment (ii)	**17**	–	**17**	–
Total operating expenses	**1,239**	1,170	**1,126**	1,055
Income tax expense				
Income tax expense before individually significant items	**372**	325	**295**	280
Individually Significant Items				
Income tax expense on profit on sale of shares (i)	**5**	–	**5**	–
Income tax benefit on write-off of computer applications and equipment (ii)	**(5)**	–	**(5)**	–
	–	–	**–**	–
Total income tax expense	**372**	325	**295**	280
SUMMARY				
Profit before tax from individually significant items	**–**	–	**–**	–
Tax expense attributable to individually significant items	**–**	–	**–**	–
Net impact after tax from individually significant items	**–**	–	**–**	–

2004 Year

(i) On 15 April 2004, the Bank sold 4,319,290 shares it held in Cashcard Australia Limited to First Data Corporation Limited in accordance with the Scheme of Arrangement approved by the Supreme Court on 2 April 2004. The sale resulted in a profit before tax of $17 million ($12 million after tax).

(ii) Primarily relates to a reassessment of the expected future benefits attributable to the Bank's front end lending platform (CLAS) with a $13 million write-down recognised, resulting in a $nil carrying value for CLAS. The Bank has been advised that the software vendor supporting the platform that CLAS operates on will be phasing out their support. The Bank intends to commence replacing CLAS during the year ending 30 September 2005.

2003 Year

There were no individually significant items during the year ended 30 September 2003.

Notes to the Financial Statements

NOTE 9 DIVIDENDS PROVIDED FOR OR PAID

TYPE	CENTS PER SHARE	CONSOLIDATED $M	BANK $M	DATE OF PAYMENT	FRANKING RATE	PERCENTAGE FRANKED
2004						
Interim 2004 - ordinary shares	**60.0**	**306**	**306**	**2-Jul-04**	**30%**	**100%**
Final 2003 - ordinary shares	**50.0**	**253**	**253**	**19-Dec-03**	**30%**	**100%**
Depositary capital securities (1) (8)		**6**	**-**	**31-Dec-03**	**-**	**-**
Depositary capital securities		**15**	**-**	**30-Jun-04**	**-**	**-**
Depositary capital securities (2)		**8**	**-**	**31-Dec-04**	**-**	**-**
Preferred resetting yield marketable equity securities (4)		**7**	**7**	**20-Feb-04**	**30%**	**100%**
Preferred resetting yield marketable equity securities		**10**	**10**	**20-Aug-04**	**30%**	**100%**
Preferred resetting yield marketable equity securities (6)		**2**	**2**	**21-Feb-05**	**30%**	**100%**
Subordinated adjustable income non-refundable tier 1 securities (7)		**2**	**2**	**22-Nov-04**	**30%**	**100%**
		609	**580**			
2003						
Interim 2003 - ordinary shares	45.0	227	227	2-Jul-03	30%	100%
Final 2002 - ordinary shares	42.0	209	209	13-Dec-02	30%	100%
Depositary capital securities (3)		9	-	31-Dec-02	-	-
Depositary capital securities		16	-	30-Jun-03	-	-
Depositary capital securities (1)		8	-	31-Dec-03	-	-
Preferred resetting yield marketable equity securities (5)		7	7	20-Feb-03	30%	100%
Preferred resetting yield marketable equity securities		10	10	20-Aug-03	30%	100%
Preferred resetting yield marketable equity securities (4)		2	2	20-Feb-04	30%	100%
		488	455			

(1) A total dividend of $14 million was paid of which $6 million related to the 2004 financial year and $8 million related to the 2003 financial year.
(2) A total dividend of approximately $15 million will be payable on 31 December 2004 of which $8 million to the 2004 financial year.
(3) A total dividend of $19 million was paid of which $9 million related to the 2003 financial year and $10 million to the 2002 financial year.
(4) A total dividend of $9 million was paid on 20 February 2004 of which $7 million related to the 2004 financial year and $2 million related to the 2003 financial year.
(5) A total dividend of $10 million was paid on 20 February 2003 of which $7 million related to the 2003 financial year and $3 million to the 2002 financial year.
(6) A total dividend of $9 million will be payable on 21 February 2005 of which $2 million relates to the 2004 financial year.
(7) A total dividend of $5 million will be payable on 22 November 2004 of which $2 million relates to the 2004 financial year.
(8) Dividends provided for or paid on depositary capital securities are paid by St.George Funding Company LLC to the holders of the securities, out of profits to which no franking credits are attached.

Subsequent Events

Since the end of the financial year, the directors declared the following dividend:

TYPE	CENTS PER SHARE	CONSOLIDATED $M	BANK $M	DATE PAYABLE	FRANKING RATE	PERCENTAGE FRANKED
Final - ordinary	**62**	**319**	**319**	**17-Dec-04**	**30%**	**100%**

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 September 2004 and will be recognised in subsequent financial statements.

Notes to the Financial Statements

NOTE 9 DIVIDENDS PROVIDED FOR OR PAID

Dividend Franking Account

It is anticipated that the balance of the consolidated franking account will be $405 million (2003: $319 million) after adjusting for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the year;

(ii) franking debits that will arise from the payment of dividends recognised as a liability;

(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(iv) franking credits that the consolidated entity may be prevented from distributing in the subsequent financial year.

After also allowing for the 30 September 2004 year final ordinary dividend, the consolidated franking account will be $268 million (30 September 2003: $209 million).

Impact of Tax Consolidation Legislation

The Bank elected into the tax consolidation regime from 1 October 2003. Consequently, the Bank and all its wholly-owned resident entities will form part of a single tax consolidated group effective 1 October 2003. In accordance with the Tax Consolidation legislation, only a single franking account is required for the tax consolidated group. As a result, franking credits totalling $129 million were transferred from the Bank's Australian resident wholly-owned entities to the Bank on 1 October 2003.

	CONSOLIDATED	
	2004	2003
NOTE 10 EARNINGS PER SHARE		
Earnings Per Share		
Basic - ordinary (cents)	**140.6**	120.7
Diluted - ordinary (cents)	**140.3**	120.8
Basic - PRYMES ($)	**6.36**	6.36
Basic - SAINTS ($)	**4.75**	-
Alternative earnings per share (1)		
Basic - ordinary (cents)	**160.8**	142.2
Diluted - ordinary (cents)	**160.0**	141.7
Weighted average number of shares		
Basic - ordinary	**509,896,418**	502,313,510
Impact of potential dilutive issue:		
Options over ordinary shares	**343,939**	238,540
PRYMES	**14,082,028**	15,016,706
Diluted - ordinary	**524,322,385**	517,568,756
Basic - PRYMES	**3,000,000**	3,000,000
Basic - SAINTS	**469,863**	-

	2004 $M	2003 $M
Reconciliations of earnings used in calculating earnings per share		
(a) Basic earnings per ordinary share		
Profit from ordinary activities after income tax	**763**	653
Less Net loss attributable to outside equity interests	**(4)**	(5)
Preference dividends	**50**	52
Earnings used in calculating basic earnings per share	**717**	606
Add Goodwill amortisation	**103**	108
Net after tax impact of individually significant items	**-**	-
Earnings used in calculating alternative basic earnings per share	**820**	714
(b) Diluted earnings per ordinary share		
Profit from ordinary activities after income tax	**763**	653
Less Net loss attributable to outside equity interests	**(4)**	(5)
Preference dividends	**50**	52
Add Earnings adjustments on potentially dilutive issues	**19**	19
Earnings used in calculating diluted earnings per share	**736**	625
Add Goodwill amortisation	**103**	108
Net after tax impact of individually significant items	**-**	-
Earnings used in calculating alternative dilutive earnings per share	**839**	733
(c) Basic earnings attributable to PRYMES	**19**	19
(d) Basic earnings attributable to SAINTS	**2**	-

(1) The alternative basic and diluted earnings per ordinary share amounts have been calculated to exclude the impact of goodwill amortisation and individually significant items to provide a meaningful analysis of the earnings per ordinary share performance of the underlying business.

Notes to the Financial Statements

NOTE 11 AUDITORS' REMUNERATION

	CONSOLIDATED		BANK	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Amounts paid, or due and payable to auditors of the Bank (KPMG) for:				
Audit or review services of statutory financial reports	**1,090**	1,156	**702**	797
Audit related services (a)	**2,133**	1,109	**1,526**	630
	3,223	2,265	**2,228**	1,427
Other Services				
Taxation (b)	**1,212**	1,255	**1,141**	1,201
Other (c)	**760**	807	**756**	776
	1,972	2,062	**1,897**	1,977
Total Auditors' Remuneration	**5,195**	4,327	**4,125**	3,404

(a) Includes prudential supervision reviews for APRA, prospectus reviews, audits of securitisation trusts and audits and reviews of trusts involved in managed funds activities and review of proposed accounting policies and disclosures related to the adoption of Australian equivalent International Financial Reporting Standards.

(b) Taxation includes income tax and GST compliance and advice.

(c) Payments made to auditors for other services include:

	2004	2003
	$'000	$'000
– Staff assistance services	**109**	136
– Due diligence assistance	**-**	18
– Other legal services	**36**	279
– Technical advice (1)	**84**	218
– Review of International Financial Reporting Standards Implementation	**531**	156

(1) Primarily comprises advice on structured finance and securitisation transactions.

The amounts paid for other services are in accordance with St.George's audit independence policy as outlined in the Corporate Governance section of the Concise Annual Report. The Board Audit and Compliance Committee has considered the other services provided by KPMG and is satisfied that the nature of the services and the amount of fees paid are appropriate in terms of maintaining auditors' independence.

NOTE 12 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

This note sets out the remuneration arrangements for the Bank's Directors and senior executives in accordance with AASB 1046 "Director and Executive Disclosure by Disclosing Entities". The note also incorporates remuneration disclosures required by the Corporate Law Economic Reform Program (Audit Reform and Corporate Disclosure) Act 2004 (CLERP 9), although these requirements are first applicable to St.George for the year ended 30 September 2005.

Nomination and Remuneration Committee (Committee)

The Committee is responsible for overseeing St.George's remuneration arrangements. The key functions of the Committee are:

- To consider and make recommendations to the Board on the composition of the Board, appropriate criteria for Board membership and performance, the tenure of Directors generally, the remuneration framework for Directors and where required, the suitability of nominations for the position of Director.
- To review and make recommendations to the Board for Board succession plans.
- To review and make recommendations to the Board with respect to the remuneration to be paid by St.George to its Managing Director and Specified Executives.
- To review and make recommendations to the Board regarding St.George's recruitment, retention and termination policies and procedures for senior executives.
- To review and make recommendations to the Board on the various material compensation, incentive and reward programs within St.George.
- To make determinations and recommendations, as appropriate, in accordance with the rules of St.George's various employee and executive share and option plans.

Composition

Minimum of three members, the majority being independent Directors.

Chairman

Chaired by the Chairman of the Board or an independent Director.

Other Usual Attendees at Meetings

Managing Director

Group Executive, Human Resources

Group Secretary (Committee Secretary)

Meetings

At least twice a year. The Committee may also meet at such other times as considered appropriate.

Quorum

Three members.

Availability Of Documents

The following material is publicly available, and updated as required, by posting the material on St.George's website in a clearly marked corporate governance section:

- a description of the procedure for the selection and appointment of new Directors to the Board;
- the charter of the Committee or a summary of the role, rights, responsibilities and membership requirements for that Committee; and
- the Committee's policy for the appointment of Directors.

Specified Directors, Specified Executives and Other Executives

This report covers the remuneration arrangements for Specified Directors, Specified Executives and other executives.

Specified Directors include the Bank's Managing Director and Non-Executive Directors of the Bank.

The remuneration of the Bank's Managing Director comprises base remuneration and at risk remuneration. At risk remuneration includes both short and long term incentives.

The remuneration of Non-Executive Directors comprises fees, superannuation, prescribed benefits and cost of shares acquired under the Non-Executive Directors' Share Purchase Plan.

The remuneration of Specified Executives primarily comprises base remuneration and at risk remuneration. At risk remuneration includes both short and long term incentives. The long term incentive is delivered under the Executive Performance Share and Option Plan.

Other executives of St.George are any other executives who participate in the Bank's Executive Performance Share Plan (Performance Plan). Other executives' remuneration comprises base pay and at risk remuneration. At risk remuneration includes both short and medium term incentives.

Executive Reward Strategy

The Committee recognises that St.George operates in a competitive environment, where the key to achieving sustained improvements in St.George's performance is through its people.

The key principles of St.George's Executive Reward Strategy are:

- Rewards are aligned with the interests of Shareholders and creation of value to Shareholders.
- Rigorous performance measures are applied to rewards.
- Rewards focus on short, medium and long term improvements in the performance of St.George.
- The criteria used to assess and reward executives includes financial and non-financial measures.
- Rewards are competitive and are designed to attract, motivate, reward and retain key executive officers.

NOTE 12 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

Executive Reward Structure

St.George operates a Total Target Reward (TTR) structure for executives. The TTR consists of two components:

- base (fixed) remuneration; and
- at risk remuneration (including short, medium and long term incentives).

The Committee reviews and recommends to the Board the TTR for the Managing Director and Specified Executives annually. The Specified Executives review and in turn recommend to the Managing Director the TTR for the other senior executives annually.

The Executive Reward Structure is designed to attract suitably qualified candidates and to align the reward with the performance of both the executive and St.George in accordance with the targets that are set.

The TTR for each executive is set having regard to independent advice from external consultants on competitive market practice for that position. When reviewing the TTR, each component is reviewed with a view to ensuring that the right balance is achieved between the fixed and at risk remuneration. The Executive's TTR is targeted at the 75th percentile of comparable positions, and will only be achieved if the individual executive's and the St.George Group's performance targets are met.

St.George has endorsed a move to a greater component of at risk pay for executives, where it is competitive within the market to do so. The Committee has set targets for the proportion of at risk pay to be achieved as a proportion of TTR. These indicative targets and prevailing market data for the position may vary depending upon the level and the nature of the executive's (excluding the Managing Director) position.

Base (fixed) remuneration

Base remuneration provides fixed remuneration on a total cost-to-company basis, which includes any fringe benefit tax charges relating to employee benefits and also employer superannuation contributions. The amount of base remuneration is established with reference to independent market research, considering the scope and nature of the role and the executive's individual performance and experience.

There are no guaranteed increases to base remuneration in any of the service contracts of the Managing Director, Specified Executives or other executives.

At risk remuneration

At risk remuneration comprises short, medium and long term incentives.

Short Term Incentive (STI) payments are subject to the achievement of targets (Key Performance Indicators) set at the beginning of the financial year. The incentive can be paid in cash, or salary sacrificed and received as shares or as a superannuation contribution at the individual's election.

Medium Term Incentives (MTI) are delivered through the granting of an award under the Performance Plan. The award represents a right to an ordinary share in the Bank, subject to the achievement of applicable performance conditions.

Long Term Incentives (LTI) are delivered through the granting of options under the Executive Option Plan (Option Plan) or the granting of awards under the Performance Plan. The options or awards represent a right to ordinary shares in the Bank, subject to the achievement of applicable performance conditions. In the case of options, the exercise price must be paid by the holder to exercise the option. The exercise price represents the market value of the Bank's ordinary shares at the grant date. The market value represents the weighted average trading price during the five trading days prior to and including the grant date, calculated in accordance with the Option Plan rules.

Managing Director's Remuneration

The service agreement of the Managing Director, Mrs Gail Kelly is a five year fixed term agreement. The Managing Director commenced employment on 14 January 2002.

Each year, the Committee reviews and recommends to the Board the TTR and Key Performance Indicators (KPIs) in the form of a Balanced Scorecard to apply to the Managing Director for the coming year and determines the qualifications for any at risk incentive based on performance achievements over the past financial year. The potential payments to the Managing Director form a substantial part of the TTR for that position and are contingent on the achievement of St.George, individual and strategic goals set by the Board, including Financial, People, Stakeholder Management and Strategy targets. The Managing Director does not participate in the Committee's deliberations on her own remuneration.

The Board considers that the TTR of the Managing Director should include long term incentive rewards aligned to the performance of St.George and the interests of shareholders. The Option and Performance Plans facilitate the provision of long term incentive rewards.

The principal features of the remuneration arrangements for the Bank's Managing Director for the year ended 30 September 2004 are as follows:

(1) base remuneration of $1,350,000 and a STI payment at an amount determined by the Board of Directors;

(2) payment of termination benefits – there is no specific entitlement to receive a payment if the Bank is acquired;

(3) 1,000,000 options were granted on 12 December 2001, which are subject to performance conditions and vest over 4.5 years from the grant date. The first tranche of 250,000 options has vested and is exercisable from 12 June 2004. The Earnings per Share (EPS) performance condition for the second tranche of 250,000 options has been satisfied and will be exercisable from 12 June 2005. The remaining 500,000 options are subject to performance conditions but also become exercisable if a bona fide takeover bid for the Bank becomes unconditional, even if the performance conditions for those options relating to EPS performance over time have not been met;

NOTE 12 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

(4) should the Managing Director terminate the contract (unless she does so because there has been a material diminution in her role and responsibilities), she will receive statutory entitlements only;

(5) should the Bank terminate the contract because of a breach by the Managing Director, only statutory entitlements and an amount in lieu of unused annual leave will be payable;

(6) should the Bank terminate the contract for reasons other than a breach by the Managing Director, an amount is payable by the Bank which is 1.5 times the total base remuneration for the year in which the notice is given; and

(7) should the Managing Director terminate the contract because there has been a material diminution in her role and responsibilities, an amount equal to twice her total base remuneration for the year will be payable by the Bank.

(8) In situations 6 and 7, the Bank must also pay the Managing Director an amount as approved by the Board to reflect both the Managing Director's performance and that of the Bank against the performance criteria established by the Board for paying her at risk incentive. Should situations 6 or 7 occur before the Managing Director has received the remaining 25,000 shares from the original 100,000 share entitlement granted on 12 December 2001 under the Bank's Executive Performance Share Plan, the shares not already vested will vest when her contract is terminated. These shares were granted to the Managing Director as compensation for benefits foregone on leaving her former employer. In addition, should situation 6 or 7 occur, then within 12 months of that occurrence, the Managing Director will also be entitled to exercise some or all of those options referred to in point (3) above, subject to satisfaction of relevant performance conditions relating to EPS.

Specified Executive's At Risk Remuneration

Specified Executives participate in both Short Term and Long Term Incentives.

Short Term Incentive (STI)

Each year, the Committee sets the KPIs in the form of a Balanced Scorecard for the Specified Executives for approval by the Board. The KPIs generally include measures relating to St.George, the Division and the individual, and include Financial, People, Customer, Strategy and Risk measures. The measures have been chosen because they directly align the individual's rewards to the key performance drivers of the St.George Group that are set at the beginning of the financial year. In all cases, these KPIs are transparent, challenging and relevant to St.George's strategy and performance .

At the end of the financial year, the Committee assesses the actual performance of St.George, the Division and the individual against the KPIs set at the beginning of the financial year. Based on the outcome, the Committee then recommends the incentive to be paid to the Managing Director and Specified Executives for approval by the Board. This method of assessment was chosen as it provides the Committee with an objective assessment of the Managing Director's and Specified Executives' performance.

Once the Board has approved the incentive payment, it is paid to the participant as cash or salary sacrificed into superannuation or shares at the individual's election.

Long Term Incentive (LTI)

LTIs are provided through the Performance Plan and the Option Plan, both approved by Shareholders on 3 February 1998. Each tranche of Performance Shares and Options are subject to performance hurdles established by the Committee and approved by the Board from time to time. The Committee reviews and recommends to the Board the allocation of awards and options to the Managing Director and Specified Executives based on the achievement of EPS and Total Shareholder Return (TSR) outcomes, enabling an objective assessment of the Managing Director's and Specified Executives' performance.

In April 2003, the Board approved the Committee's recommendation that a dual performance benchmark be adopted for LTIs and that the measures of EPS and TSR be introduced. The exercise conditions provide for substantial growth in St.George's EPS as well as a comparative TSR hurdle.

Overview of LTI Performance Conditions

The performance hurdles for both the Performance Plan and the Option Plan are the same and are directly linked to St.George's financial performance.

Each tranche of each grant of performance shares and options is divided into two equal components:

- The first component will vest based upon the growth in St.George's TSR, as measured against a comparator group. The comparator group is the S&P/ASX 50.
- The second component will vest based upon the growth in St.George's EPS.

TSR Performance Condition

The TSR performance condition requires that the growth in St.George's TSR must exceed the TSR of the S&P/ASX 50 accumulation index during the specified period as measured on the measurement date.

ST.GEORGE'S GROWTH IN TSR RELATIVE TO THE COMPARATOR GROUP	% OF AWARDS OR OPTIONS THAT WILL VEST
Less than the S&P/ASX 50 accumulation index (TSR)	0
Exceeds the S&P/ASX 50 accumulation index (TSR)	100

The TSR performance condition was chosen as it is widely accepted as one of the best indicators of shareholder value creation.

EPS Performance Condition

The EPS performance condition requires that St.George's EPS growth (before goodwill and significant items) from the grant date to the vesting date be greater than the target set by the Committee. This target is currently 10 percent per annum or compound from the grant date. The Committee may review this target from time to time.

EPS was chosen as it is a good indicator of St.George's growth in earnings and is aligned to shareholder wealth objectives.

Notes to the Financial Statements

NOTE 12 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

Other Senior Executives – At Risk Remuneration

Other Senior Executives participate in the Incentive Plan (IP), which consist of both an STI (as outlined above) and an MTI.

Background

Up until the 1 October 2001 grants, other senior executives participated in the LTI plan. In July 2002, the Committee reviewed the existing LTI arrangements for all participating executives and recommended to the Board that the existing arrangements for key executives, excluding Specified Executives, be amended to an IP, consisting of both an STI and an MTI. MTIs are provided through the Performance Plan.

Transition Year: 1 October 2002 – 30 September 2003

The approval for the introduction of the new IP included a transition programme for the 2002/2003 financial year. During this year, the performance conditions for the plan consisted of KPIs relating to St.George and the individual, including the areas of Financial, People, Customer, Strategy and Risk. In all cases these KPIs were transparent, challenging and relevant to St.George's strategy.

Following 30 September 2003, the performance of each participant for the period 1 October 2002 to 30 September 2003 was assessed by the Managing Director and Specified Executives and based on this assessment, awards were granted under the Performance Plan and allocated in two equal tranches provided the executive remained an employee of St.George on 30 September 2004 (Tranche 1) and 30 September 2005 (Tranche 2).

MTI: 1 October 2003 – 30 September 2004

In April 2003, the Board approved the Committee's recommendation that a dual performance benchmark be adopted for the MTI component of the IP and that the measures to be adopted would be EPS and TSR. The exercise conditions provide for substantial growth in St.George's EPS as well as a comparative TSR performance condition. These performance conditions are consistent with those outlined in the LTI.

Each year, the participants have KPIs set in the form of a Balanced Scorecard. The KPIs include measures relating to St.George and the individual and include Financial, People, Customer, Strategy and Risk measures.

The performance against the Balanced Scorecard is used to determine both the quantum of the incentive to be paid and the amount of awards that will be granted to the executive under the MTI. The grant date for the MTI is 1 October 2003, being the commencement of the performance period.

At the end of the financial year, the direct reports to the Managing Director assess the actual performance of the individual against the Balanced Scorecard set at the beginning of the financial year. They then recommend a percentage of the individual component to the Managing Director for approval. The Managing Director then determines the performance of St.George as a percentage, this is then added to the individual percentage to determine the total percentage of the STI to be paid to the executive and the MTI to be awarded to the executive.

Once the Managing Director has approved the STI payment, it is paid to the participant as cash or salary sacrificed into superannuation or shares at the individual's election.

Relationship of Incentives to St.George's Financial Performance

Performance conditions for payment of any STI is comprised of a mix of financial measures that are specific to the individual executive, the executive's division or in the case of the Managing Director, the St.George Group.

The financial measures include targets for operating profit after tax, revenue growth, cost control, financial ratios and optimum level and mix of capital, depending upon the executive's responsibilities.

LTI performance conditions are comprised of St.George Group financial measures that include TSR and EPS targets. The targets are measured from the grant date and are tested on the vesting date. If the targets are not achieved on the vesting date they are retested up to one year after the vesting date for the final tranche of the options or awards.

The Board considers that the above STI, MTI and LTI are generating the desired financial outcomes for St.George. The success of these incentive arrangements is demonstrated by St.George's strong growth in operating profit after tax in recent years and improvements in key financial ratios, resulting in increases in shareholder returns.

The improved financial performance and benefits for shareholder wealth derived from St.George's executive incentive arrangements are demonstrated in the following results:

YEAR ENDED 30 SEPTEMBER	2000	2001	2002	2003	**2004**
EPS*(cents)	83.0	101.6	124.7	142.2	**160.8**
Annual EPS Growth*(%)	7.2	22.4	22.7	14.0	**13.1**
Dividends (cents)	55.0	65.0	80.0	95.0	**122.0**
Share Price Increase**($)	0.65	3.99	2.52	2.79	**1.36**

*before goodwill and significant items

**share price movement during the financial year.

NOTE 12 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

Service Agreements

The Bank has entered into service contracts with each Specified Executive that provides for the payment of benefits where the contract is terminated by the Bank or the Specified Executive. The contracts are not fixed term and generally provide for the following:

(1) where the Bank terminates the contract, then a payment of between 12 and 15 months base remuneration is payable by the Bank depending upon the conditions of their individual contract;

(2) where the Specified Executive terminates the contract because of a material diminution in their role or responsibility, then in addition to point (1) a further payment will be payable by the Bank as detailed below:

a) 7 weeks base remuneration in respect of the first year of the Specified Executives' service or part thereof; and

b) 4 weeks base remuneration for each additional year of service between 2-10 years; and

c) 3 weeks base remuneration for each additional year of service between 11-16 years; and

d) 2 weeks base remuneration for each additional year of service between 17-25 years; and

e) an additional 1 weeks base remuneration for each year of service where the executive is age 45 years or more;

provided any such payment does not exceed the maximum of 104 weeks of base remuneration.

Specified Executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

The names, position held and employment commencement date of the Bank's Specified Executives are as follows:

NAME	POSITION	EMPLOYMENT COMMENCEMENT DATE
G Bartlett	Group Executive – Institutional and Business Banking	8-Mar-82
R Chapman	Managing Director – BankSA	1-Jul-02
P Clare	Group Executive – Strategy	25-Feb-02
P Fegan	Group Executive – Wealth Management	22-Jul-02
J Loebenstein	Group Executive – Information Technology	20-Feb-95
S McKerihan	Chief Financial Officer	4-Nov-85
A Thorburn	Group Executive – Personal Customers	24-Jun-02
B Wright	Group Executive – Human Resources	1-Jul-00

NOTE 12 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

Remuneration of Specified Executives

Details of the nature and amount of each major element of remuneration for St.George's Specified Executives are as follows:

$'000	PRIMARY BENEFITS			POST EMPLOYMENT	EQUITY COMPENSATION			
	BASE REMUNERATION (A)	SHORT TERM INCENTIVE (B)	NON-MONETARY BENEFITS (C)	SUPERANNUATION CONTRIBUTIONS (D)	VALUE OF OPTIONS (E)	VALUE OF SHARES (F)(G)	TOTAL	OPTIONS VALUE % (H)
2004								
G Bartlett	**523**	**550**	**8**	**12**	**121**	**235**	**1,449**	**8.4**
R Chapman	**308**	**310**	**-**	**12**	**109**	**74**	**813**	**13.4**
P Clare	**438**	**290**	**-**	**12**	**128**	**141**	**1,009**	**12.7**
P Fegan	**538**	**550**	**-**	**12**	**104**	**461**	**1,665**	**6.2**
J Loebenstein	**478**	**290**	**-**	**12**	**51**	**213**	**1,044**	**4.9**
S McKerihan	**613**	**405**	**-**	**12**	**81**	**338**	**1,449**	**5.6**
A Thorburn	**488**	**360**	**-**	**12**	**154**	**117**	**1,131**	**13.6**
B Wright	**428**	**290**	**-**	**12**	**101**	**137**	**968**	**10.4**
	3,814	**3,045**	**8**	**96**	**849**	**1,716**	**9,528**	
2003								
G Bartlett	499	520	7	11	33	321	1,391	2.4
R Chapman	309	240	-	11	52	101	713	7.3
P Clare	414	260	-	11	58	179	922	6.3
P Fegan	481	450	-	11	36	713	1,691	2.1
J Loebenstein	459	240	-	11	23	230	963	2.4
S McKerihan	589	400	-	11	39	384	1,423	2.7
A Thorburn	449	350	-	11	72	142	1,024	7.0
B Wright	389	240	-	11	48	191	879	5.5
	3,589	2,700	7	88	361	2,261	9,006	

(A) Base remuneration comprises cash salary and available salary package options grossed-up by related fringe benefits tax where applicable. The Bankis superannuation contributions made on behalf of Specified Executives are disclosed separately.

(B) The short term incentive relates to the Specified Executives' performance in the 30 September 2004 year and for comparatives, the 30 September 2003 year.

(C) Includes the benefit relating to an interest free loan provided to Mr G Bartlett.

(D) Includes applicable Superannuation Guarantee Charge.

(E) The fair value of options is calculated at the grant date using the Binomial method. The fair value has not been discounted for the probability of not meeting performance hurdles. To determine the amount disclosed as remuneration, the fair value is allocated evenly to each reporting period over the period from the grant date to the vesting date. Options granted are not recorded as an expense. The following factors were used in determining the fair value of options on the grant date:

NOTE 12 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

GRANT DATE	DATE FIRST EXERCISABLE	FAIR VALUE PER OPTION $	EXERCISE PRICE $	PRICE OF SHARES ON GRANT DATE $	ESTIMATED VOLATILITY %	RISK FREE INTEREST RATE %	DIVIDEND YIELD %	EXPECTED LIFE (YEARS)
01-Oct-02	15-Nov-04	1.96	18.16	18.16	18.1	4.87	3.71	3
01-Oct-02	15-Nov-05	2.32	18.16	18.16	18.1	4.95	3.71	3
01-Oct-03	30-Sep-05	2.08	20.40	20.40	17.2	4.83	4.28	3
01-Oct-03	30-Sep-06	2.10	20.40	20.40	17.2	4.92	4.28	3
01-Oct-03	30-Sep-07	2.12	20.40	20.40	17.2	4.98	4.28	3

(F) The fair value of awards, comprising rights over unissued shares, granted under the Executive Performance Share Plan has been determined using the share price of the Bank's ordinary shares on the grant date. The fair value has not been discounted for the probability of not meeting performance hurdles (where applicable). Shares issued under the Plan are not recorded as an expense. To determine the amount disclosed as remuneration in each year, the fair value is allocated evenly to each reporting period over the period from the grant date to the vesting date.

(G) Includes the fair value of shares allotted under the Employee Reward Share Plan (Reward Plan) during the year. The Reward Plan provides eligible employees with up to $1,000 of ordinary shares per annum at no cost.

(H) Represents the value of options included in remuneration as a percentage of total remuneration.

Non-Executive Directors' Remuneration Policy

The Bank's Constitution provides that the Directors shall be paid an aggregate remuneration as is determined by Shareholders in general meeting. The fees are determined having regard to advice received from Egan Associates. The amount so determined is divided between the Directors at their discretion. The last determination made was at the Annual General Meeting held on 19 December 2003, where shareholders approved an aggregate amount of $2,000,000 per annum, such sum being inclusive of all superannuation guarantee contributions that the Bank makes on behalf of Directors.

Until December 2003, the Bank's Constitution made provision for the maximum retirement allowance which the Board may approve for a Director by reference to the maximum amount permitted to be paid under the Corporations Act 2001. However, at the Annual General Meeting held on 19 December 2003, shareholders approved an amendment to the Constitution such that no retirement benefits will be payable to any Non-Executive Directors appointed after 30 September 2003. The entitlements of each Non-Executive Director in office at 30 September 2003 will not increase from that amount which had accrued to the Non-Executive Director on 30 September 2003.

NOTE 12 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

Remuneration of Specified Directors

Details of the nature and amount of each major element of the remuneration of each Specified Director of the Bank are as follows:

	PRIMARY BENEFITS			POST EMPLOYMENT		EQUITY COMPENSATION			
$'000	SALARY/ BASE FEE (A)(B)	COMMITTEE FEE (C)	SHORT TERM INCENTIVE	SUPERANNUATION CONTRIBUTIONS (D)	PRESCRIBED BENEFITS (E)	VALUE OF OPTIONS (F)	VALUE OF SHARES (G)	TOTAL	RETIREMENT PROVISION (H)
2004									
Executive Director									
G P Kelly (CEO and MD)	**1,338**	**-**	**1,500**	**12**	**-**	**688**	**423**	**3,961**	**-**
Non-Executive Directors									
F J Conroy (Chairman)	**470**	**-**	**-**	**11**	**-**	**-**	**-**	**481**	**776**
L F Bleasel	**150**	**27**	**-**	**11**	**-**	**-**	**-**	**188**	**346**
J S Curtis	**150**	**22**	**-**	**11**	**-**	**-**	**-**	**183**	**340**
R A F England	**10**	**-**	**-**	**2**	**-**	**-**	**-**	**12**	**-**
P D R Isherwood	**150**	**25**	**-**	**11**	**-**	**-**	**-**	**186**	**342**
L B Nicholls	**150**	**25**	**-**	**11**	**-**	**-**	**-**	**186**	**145**
G J Reaney	**150**	**41**	**-**	**11**	**-**	**-**	**-**	**202**	**367**
J M Thame	**150**	**33**	**-**	**11**	**-**	**-**	**-**	**194**	**348**
	1,380	**173**	**-**	**79**	**-**	**-**	**-**	**1,632**	**2,664**
2003									
Executive Director									
G P Kelly	1,039	-	1,150	11	-	755	423	3,378	-
Non-Executive Directors									
F J Conroy	318	-	-	11	189	-	-	518	776
L F Bleasel	110	18	-	10	52	-	-	190	346
J S Curtis	110	14	-	10	49	-	-	183	340
P D R Isherwood	110	16	-	10	50	-	-	186	342
L B Nicholls	110	16	-	10	134	-	-	270	145
G J Reaney	110	28	-	11	62	-	-	211	367
J M Thame	110	20	-	10	53	-	-	193	348
J J Mallick (Retired)	86	24	-	8	34	-	-	152	-
	1,064	136	-	80	623	-	-	1,903	2,664

CEO and MD: Chief Executive Officer and Managing Director

(A) Remuneration for non-executive Directors comprises base fees paid and the cost of shares acquired under the Non-Executive Directors' Share Purchase Plan. In consideration for shares acquired on their behalf, Non-Executive Directors forego Directors' fees equivalent to the purchase price of the shares less brokerage, stamp duty and a discount equivalent to that available under the Bank's Dividend Reinvestment Plan when operational. During the year, 5,929 shares were acquired on market and allocated to 3 Directors under the Non-Executive Directors' Share Purchase Plan.

(B) Remuneration for the CEO and MD comprises cash salary and available salary package options grossed-up by related fringe benefits tax where applicable and excludes the Bank's superannuation contributions.

(C) Represents fees paid for representation on Board Committees.

(D) Includes Superannuation Guarantee Charge applicable to Directors under 70 years of age.

(E) Represents amounts accrued during the year in respect of Non-Executive Directors' retirement benefits.

NOTE 12 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

(F) The fair value of options is calculated at the grant date using the Binomial method. The fair value has not been discounted for the probability of not meeting performance hurdles. To determine the amount disclosed as remuneration, the fair value is allocated evenly to each reporting period over the period from the grant date to the vesting date. Options granted are not recorded as an expense. The following factors were used in determining the fair value of options on the grant date:

GRANT DATE	DATE FIRST EXERCISABLE	FAIR VALUE PER OPTION $	EXERCISE PRICE $	PRICE OF SHARES ON GRANT DATE $	ESTIMATED VOLATILITY %	RISK FREE INTEREST RATE %	DIVIDEND YIELD %	EXPECTED LIFE (YEARS)
12-Dec-01	12-Jun-04	2.32	16.91	16.91	20.9	4.75	3.71	2.5
12-Dec-01	12-Jun-05	2.69	16.91	16.91	20.9	5.05	3.71	3.5
12-Dec-01	12-Jun-06	2.98	16.91	16.91	20.9	5.25	3.71	4.5

(G) The fair value of awards, comprising rights over unissued shares, granted under the Executive Performance Share Plan has been determined using the share price of the Bank's ordinary shares on the grant date. The fair value has not been discounted for the probability of not meeting performance hurdles (where applicable). Shares issued under the Plan are not recorded as an expense. To determine the amount disclosed as remuneration in each year, the fair value is allocated evenly to each reporting period over the period from the grant date being 12 December 2001 to the vesting date.

(H) At the Bank's Annual General Meeting on 19 December 2003, shareholders approved a resolution that Non-Executive Directors appointed after 30 September 2003 would not be entitled to retirement benefits. Payment of retirement benefits that have already been accrued for existing Directors will not exceed the entitlement at 30 September 2003.

The value of options included in remuneration as a percentage of total remuneration for Mrs G P Kelly in the 2004 year is 17.4% (2003: 22.4%).

NOTE 12 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

Details of Options and Awards Held by Specified Directors and Specified Executives

Options

All options refer to options over ordinary shares of the Bank, which are exercisable on a one-for-one basis under the Executive Option Plan. The movements during the year in the number of options over ordinary shares in the Bank, held directly, indirectly or beneficially, by each Specified Director and Specified Executive, including their personally related entities are as follows:

SPECIFIED DIRECTOR/ EXECUTIVES	GRANT DATE	EXERCISE PERIOD	EXERCISE PRICE ($)	MOVEMENT DURING THE YEAR					FAIR VALUE PER OPTION ($)
				HELD AT 1 OCT 2003	GRANTED	FORFEITED OR EXPIRED	EXERCISED	HELD AT 30 SEP 2004[1]	
Specified Director									
G Kelly	12-Dec-01	12-Jun-04 – 12-Dec-06	16.91	250,000	–	–	–	250,000[2]	
	12-Dec-01	12-Jun-05 – 12-Dec-06	16.91	250,000	–	–	–	250,000	
	12-Dec-01	12-Jun-06 – 12-Dec-06	16.91	500,000	–	–	–	500,000	
				1,000,000	–	–	–	1,000,000	
Specified Executives									
G Bartlett	1-Oct-02	15-Nov-04 – 1-Oct-07	18.16	13,734	–	–	–	13,734	
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	13,734	–	–	–	13,734	
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	13,734	–	–	–	13,734	
	1-Oct-03	30-Sep-05 – 1-Oct-09	20.40	–	38,547	–	–	38,547	2.08
	1-Oct-03	30-Sep-06 – 1-Oct-09	20.40	–	38,547	–	–	38,547	2.10
	1-Oct-03	30-Sep-07 – 1-Oct-09	20.40	–	38,547	–	–	38,547	2.12
				41,202	115,641	–	–	156,843	
R Chapman	1-Oct-02	15-Nov-04 – 1-Oct-07	18.16	20,029	–	–	–	20,029	
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	20,029	–	–	–	20,029	
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	20,029	–	–	–	20,029	
	1-Oct-03	30-Sep-05 – 1-Oct-09	20.40	–	25,184	–	–	25,184	2.08
	1-Oct-03	30-Sep-06 – 1-Oct-09	20.40	–	25,184	–	–	25,184	2.10
	1-Oct-03	30-Sep-07 – 1-Oct-09	20.40	–	25,184	–	–	25,184	2.12
				60,087	75,552	–	–	135,639	
P Clare	1-Oct-02	15-Nov-04 – 1-Oct-07	18.16	24,035	–	–	–	24,035	
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	24,035	–	–	–	24,035	
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	24,035	–	–	–	24,035	
	1-Oct-03	30-Sep-05 – 1-Oct-09	20.40	-	30,838	–	–	30,838	2.08
	1-Oct-03	30-Sep-06 – 1-Oct-09	20.40	-	30,838	–	–	30,838	2.10
	1-Oct-03	30-Sep-07 – 1-Oct-09	20.40	-	30,838	–	–	30,838	2.12
				72,105	92,514	–	–	164,619	
P Fegan	1-Oct-02	15-Nov-04 – 1-Oct-07	18.16	15,022	–	–	–	15,022	
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	15,022	–	–	–	15,022	
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	15,022	–	–	–	15,022	
	1-Oct-03	30-Sep-05 – 1-Oct-09	20.40	–	30,103	–	–	30,103	2.08
	1-Oct-03	30-Sep-06 – 1-Oct-09	20.40	–	30,103	–	–	30,103	2.10
	1-Oct-03	30-Sep-07 – 1-Oct-09	20.40	–	30,103	–	–	30,103	2.12
				45,066	90,309	–	–	135,375	
J Loebenstein	1-Oct-02	15-Nov-04 – 1-Oct-07	18.16	9,442	–	–	–	9,442	
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	9,442	–	–	–	9,442	
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	9,442	–	–	–	9,442	
	1-Oct-03	30-Sep-05 – 1-Oct-09	20.40	–	12,335	–	–	12,335	2.08
	1-Oct-03	30-Sep-06 – 1-Oct-09	20.40	–	12,335	–	–	12,335	2.10
	1-Oct-03	30-Sep-07 – 1-Oct-09	20.40	–	12,335	–	–	12,335	2.12
				28,326	37,005	–	–	65,331	

NOTE 12 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

SPECIFIED DIRECTOR/ EXECUTIVES	GRANT DATE	EXERCISE PERIOD	EXERCISE PRICE ($)	MOVEMENT DURING THE YEAR					FAIR VALUE PER OPTION ($)
				HELD AT 1 OCT 2003	GRANTED	FORFEITED OR EXPIRED	EXERCISED	HELD AT 30 SEP 2004[1]	
Specified Executives									
S McKerihan	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	16,095	-	-	-	16,095	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	16,095	-	-	-	16,095	
	1-Oct-02	15-Nov-05 -1-Oct-07	18.16	16,095	-	-	-	16,095	
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	-	18,723	-	-	18,723	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	-	18,723	-	-	18,723	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	-	18,723	-	-	18,723	2.12
				48,285	56,169	-	-	104,454	
A Thorburn	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	30,043	-	-	-	30,043	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	30,043	-	-	-	30,043	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	30,043	-	-	-	30,043	
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	-	35,977	-	-	35,977	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	-	35,977	-	-	35,977	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	-	35,977	-	-	35,977	2.12
				90,129	107,931	-	-	198,060	
B Wright	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	20,029	-	-	-	20,029	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	20,029	-	-	-	20,029	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	20,029	-	-	-	20,029	
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	-	23,128	-	-	23,128	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	-	23,128	-	-	23,128	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	-	23,128	-	-	23,128	2.12
				60,087	69,384	-	-	129,471	

No options held by Specified Directors or Specified Executives are vested but not exercisable. No options have been granted since the end of the financial year. An overview of performance conditions for the above options are contained in the section following this table titled "Performance Conditions for Options and Awards"

(1) These options affect Specified Director's and Specified Executives' 30 September 2004 year remuneration.

(2) Vested during the year and exercisable from 12 June 2004.

Awards (Rights over Unissued Shares)

All awards refer to rights over ordinary shares of St.George Bank Limited, which are exercisable on a one-for-one basis under the Executive Performance Share Plan or the Employee Reward Share Plan. The movements during the year in the number of rights over ordinary shares in St.George Bank Limited, held directly, indirectly or beneficially, by each Specified Director and Specified Executive, including their personally related entities are as follows:

SPECIFIED DIRECTOR/ EXECUTIVES	GRANT DATE	VESTING DATE		MOVEMENT DURING THE YEAR					FAIR VALUE PER AWARD ($)
				HELD AT 1 OCT 2003	GRANTED	FORFEITED OR EXPIRED	EXERCISED[3]	HELD AT 30 SEP 2004	
Specified Director									
G Kelly	12-Dec-01	12-Dec-03	(1),(4)	25,000	-	-	(25,000)	-	
	12-Dec-01	12-Dec-04	(4)	25,000	-	-	-	25,000	
				50,000	-	-	(25,000)	25,000	
Specified Executives									
G Bartlett	1-Nov-00	15-Nov-03	(1)	13,000	-	-	(13,000)	-	
	1-Oct-01	15-Nov-03	(1)	9,895	-	-	(9,895)	-	
	1-Oct-01	15-Nov-04		9,895	-	-	-	9,895	
	1-Oct-01	15-Nov-04		9,895	-	-	-	9,895	
	1-Oct-02	15-Nov-04		4,112	-	-	-	4,112	
	1-Oct-02	15-Nov-05		4,112	-	-	-	4,112	
	1-Oct-02	15-Nov-05		4,112	-	-	-	4,112	
	1-Oct-03	30-Sep-05		-	1,839	-	-	1,839	20.32
	1-Oct-03	30-Sep-06		-	1,839	-	-	1,839	20.32
	1-Oct-03	30-Sep-07		-	1,839	-	-	1,839	20.32
	21-Nov-03	21-Nov-03	(1)	-	49	-	(49)	-	20.21
				55,021	5,566	-	(22,944)	37,643	

NOTE 12 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

SPECIFIED DIRECTOR/ EXECUTIVES	GRANT DATE	VESTING DATE		MOVEMENT DURING THE YEAR					FAIR VALUE PER AWARD ($)
				HELD AT 1 OCT 2003	GRANTED	FORFEITED OR EXPIRED	EXERCISED[3]	HELD AT 30 SEP 2004	
Specified Executives									
R Chapman	1-Jul-02	15-Nov-03	(1)	864	–	–	(864)	–	
	1-Jul-02	15-Nov-04		864	–	–	–	864	
	1-Jul-02	15-Nov-04		864	–	–	–	864	
	1-Jul-02	1-Jul-03	(1),(4),(5)	2,571	–	–	(2,571)	–	
	1-Jul-02	1-Jul-04	(2),(4)	2,571	–	–	–	2,571	
	1-Oct-02	15-Nov-04		1,102	–	–	–	1,102	
	1-Oct-02	15-Nov-05		1,102	–	–	–	1,102	
	1-Oct-02	15-Nov-05		1,102	–	–	–	1,102	
	1-Oct-03	30-Sep-05		–	1,201	–	–	1,201	20.32
	1-Oct-03	30-Sep-06		–	1,201	–	–	1,201	20.32
	1-Oct-03	30-Sep-07		–	1,201	–	–	1,201	20.32
	21-Nov-03	21-Nov-03	(1)	–	49	–	(49)	–	20.21
				11,040	3,652	–	(3,484)	11,208	
P Clare	25-Feb-02	15-Nov-03	(1)	3,729	–	–	(3,729)	–	
	25-Feb-02	15-Nov-04		3,729	–	–	–	3,729	
	25-Feb-02	15-Nov-04		3,729	–	–	–	3,729	
	25-Feb-02	25-Feb-04	(1),(4)	2,797	–	–	(2,797)	–	
	25-Feb-02	25-Feb-05	(4)	2,797	–	–	–	2,797	
	1-Oct-02	15-Nov-04		1,322	–	–	–	1,322	
	1-Oct-02	15-Nov-05		1,322	–	–	–	1,322	
	1-Oct-02	15-Nov-05		1,322	–	–	–	1,322	
	1-Oct-03	30-Sep-05		–	1,471	–	–	1,471	20.32
	1-Oct-03	30-Sep-06		–	1,471	–	–	1,471	20.32
	1-Oct-03	30-Sep-07		–	1,471	–	–	1,471	20.32
	21-Nov-03	21-Nov-03	(1)	–	49	–	(49)	–	20.21
				20,747	4,462	–	(6,575)	18,634	
P Fegan	2-Jun-02	15-Nov-03	(1)	1,155	–	–	(1,155)	–	
	2-Jun-02	15-Nov-04		1,155	–	–	–	1,155	
	2-Jun-02	15-Nov-04		1,155	–	–	–	1,155	
	2-Jun-02	22-Jul-03	(1),(4),(5)	20,000	–	–	(20,000)	–	
	2-Jun-02	22-Jul-04	(2),(4)	20,000	–	–	–	20,000	
	2-Jun-02	22-Jul-05	(4)	20,000	–	–	–	20,000	
	1-Oct-02	15-Nov-04		4,497	–	–	–	4,497	
	1-Oct-02	15-Nov-05		4,497	–	–	–	4,497	
	1-Oct-02	15-Nov-05		4,497	–	–	–	4,497	
	1-Oct-03	30-Sep-05		–	3,350	–	–	3,350	20.32
	1-Oct-03	30-Sep-06		–	3,350	–	–	3,350	20.32
	1-Oct-03	30-Sep-07		–	3,350	–	–	3,350	20.32
	21-Nov-03	21-Nov-03	(1)	–	49	–	(49)	–	20.21
				76,956	10,099	–	(21,204)	65,851	

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 12 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

SPECIFIED DIRECTOR/ EXECUTIVES	GRANT DATE	VESTING DATE		MOVEMENT DURING THE YEAR HELD AT 1 OCT 2003	GRANTED	FORFEITED OR EXPIRED	EXERCISED[3]	HELD AT 30 SEP 2004	FAIR VALUE PER AWARD ($)
Specified Executives									
J Loebenstein	1-Nov-00	15-Nov-03	(1)	7,833	-	-	(7,833)	-	
	1-Oct-01	15-Nov-03	(1)	7,703	-	-	(7,703)	-	
	1-Oct-01	15-Nov-04		7,703	-	-	-	7,703	
	1-Oct-01	15-Nov-04		7,703	-	-	-	7,703	
	1-Oct-02	15-Nov-04		2,827	-	-	-	2,827	
	1-Oct-02	15-Nov-05		2,827	-	-	-	2,827	
	1-Oct-02	15-Nov-05		2,827	-	-	-	2,827	
	1-Oct-03	30-Sep-05		-	3,203	-	-	3,203	20.32
	1-Oct-03	30-Sep-06		-	3,203	-	-	3,203	20.32
	1-Oct-03	30-Sep-07		-	3,203	-	-	3,203	20.32
	21-Nov-03	21-Nov-03	(1)	-	49	-	(49)	-	20.21
				39,423	9,658	-	(15,585)	33,496	
S McKerihan	1-Nov-00	15-Nov-03	(1)	15,667	-	-	(15,667)	-	
	1-Oct-01	15-Nov-03	(1)	11,924	-	-	(11,924)	-	
	1-Oct-01	15-Nov-04		11,924	-	-	-	11,924	
	1-Oct-01	15-Nov-04		11,924	-	-	-	11,924	
	1-Oct-02	15-Nov-04		4,819	-	-	-	4,819	
	1-Oct-02	15-Nov-05		4,819	-	-	-	4,819	
	1-Oct-02	15-Nov-05		4,819	-	-	-	4,819	
	1-Oct-03	30-Sep-05		-	4,862	-	-	4,862	20.32
	1-Oct-03	30-Sep-06		-	4,862	-	-	4,862	20.32
	1-Oct-03	30-Sep-07		-	4,862	-	-	4,862	20.32
	21-Nov-03	21-Nov-03	(1)	-	49	-	(49)	-	20.21
				65,896	14,635	-	(27,640)	52,891	
A Thorburn	4-Apr-02	15-Nov-03	(1)	1,488	-	-	(1,488)	-	
	4-Apr-02	15-Nov-04		1,488	-	-	-	1,488	
	4-Apr-02	15-Nov-04		1,488	-	-	-	1,488	
	4-Apr-02	24-Jun-03	(1),(4),(5)	3,676	-	-	(3,676)	-	
	4-Apr-02	24-Jun-04	(2),(4)	3,676	-	-	-	3,676	
	1-Oct-02	15-Nov-04		1,652	-	-	-	1,652	
	1-Oct-02	15-Nov-05		1,652	-	-	-	1,652	
	1-Oct-02	15-Nov-05		1,652	-	-	-	1,652	
	1-Oct-03	30-Sep-05		-	1,716	-	-	1,716	20.32
	1-Oct-03	30-Sep-06		-	1,716	-	-	1,716	20.32
	1-Oct-03	30-Sep-07		-	1,716	-	-	1,716	20.32
	21-Nov-03	21-Nov-03	(1)	-	49	-	(49)	-	20.21
				16,772	5,197	-	(5,213)	16,756	

Notes to the Financial Statements

NOTE 12 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

SPECIFIED DIRECTOR/ EXECUTIVES	GRANT DATE	VESTING DATE		MOVEMENT DURING THE YEAR HELD AT 1 OCT 2003	GRANTED	FORFEITED OR EXPIRED	EXERCISED[3]	HELD AT 30 SEP 2004	FAIR VALUE PER AWARD ($)
Specified Executives									
B Wright	1-Nov-00	15-Nov-03	(1)	5,400	-	-	(5,400)	-	
	1-Oct-01	15-Nov-03	(1)	8,188	-	-	(8,188)	-	
	1-Oct-01	15-Nov-04		8,188	-	-	-	8,188	
	1-Oct-01	15-Nov-04		8,188	-	-	-	8,188	
	1-Oct-02	15-Nov-04		1,102	-	-	-	1,102	
	1-Oct-02	15-Nov-05		1,102	-	-	-	1,102	
	1-Oct-02	15-Nov-05		1,102	-	-	-	1,102	
	1-Oct-03	30-Sep-05		-	1,103	-	-	1,103	20.32
	1-Oct-03	30-Sep-06		-	1,103	-	-	1,103	20.32
	1-Oct-03	30-Sep-07		-	1,103	-	-	1,103	20.32
	21-Nov-03	21-Nov-03	(1)	-	49	-	(49)	-	20.21
				33,270	3,358	-	(13,637)	22,991	

No rights held by Specified Directors or Specified Executives are vested but not exercisable. An overview of performance conditions for the above awards are contained in the section following this table titled "Performance Conditions for Options and Awards". Except for those awards with footnote (5), the above awards affect the remuneration of the Specified Director or Specified Executives for the 30 September 2004 year.

(1) Vested during the year.

(2) Vested but not exercised.

(3) There are no amounts unpaid on the shares issued as a result of the exercise of the rights.

(4) No performance conditions relate to these awards as they represent compensation for incentives foregone by the Specified Director or Specified Executives on leaving their former employer.

(5) These awards do not affect the remuneration of the Specified Executives for the 30 September 2004 year.

Performance Conditions for Options and Awards

1. **Managing Director – Options granted on 12 December 2001**

   1,000,000 options were granted to the Managing Director on 12 December 2001, which vest in three tranches, comprising two tranches of 250,000 options and one tranche of 500,000 options. The performance condition for each tranche is subject to the achievement of annual growth in EPS (before goodwill and significant items) of equal to or greater than 10 percent for each of the years ending 30 September 2003, 30 September 2004 and 30 September 2005. The Managing Director has satisfied the EPS performance conditions for tranche 1 and tranche 2 of the options. Tranche 1 options are exercisable from 12 June 2004 and tranche 2 from 12 June 2005.

2. **Specified Executives – Options and Awards granted on 1 October 2002 and during the 30 September 2002 year (excluding awards granted as compensation for leaving former employers)**

   Subject to tenure, the options and awards vest if the following conditions are satisfied:

   Tranche 1

   EPS for the year ended 30 September 2003 exceeds 137.17 cents.

   Tranche 2

   EPS for the year ended 30 September 2004 must exceed:

   (a) EPS for the year ended 30 September 2003 by more than 10 percent; or

   (b) be equal to EPS for the year ended 30 September 2002 grown at an annual rate of 10 percent compounded annually.

   Tranche 3

   EPS for the year ended 30 September 2005 must exceed:

   (a) EPS for the year ended 30 September 2004 by more than 10 percent; or

   (b) be equal to EPS for the year ended 30 September 2002 grown at an annual rate of 10 percent compounded annually.

NOTE 12 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

3. Specified Executives – Overview of Options and Awards granted to Specified Executives on 1 October 2003 *and vesting between 30 September 2005 and 30 September 2008*

The performance conditions for the exercise of options and awards granted to Specified Executives for the 1 October 2003 grant include TSR and EPS measures.

Options and Awards are generally granted to Specified Executives in three equal tranches, with each tranche having fifty percent of the entitlement subject to a TSR performance condition and fifty percent subject to an EPS performance condition.

TSR Entitlement

Provided the participant remains an employee of St.George up to and including the Prescribed Exercise Date in relation to Tranche 1, 2 and 3 of a grant, if the Bank's TSR exceeds the performance of the S&P/ASX50 accumulation index during the period from the grant date to the measurement date, as measured on that date, the holder will be entitled to exercise 50% of the relevant tranche entitlement. If the TSR condition is not achieved, the condition will be retested on the last trading day of each subsequent calendar month up until 30 September 2008, at which time if the condition is not met, the options and awards will be forfeited.

TSR is the measure of return on an investment in the Bank's ordinary shares. The return is based on a compounding rate, incorporating all capital gains and dividend payments over the specified period, which is then smoothed by calculating a retrospective average over the 22 trading days up to and including the measurement day. The measurement day is the last trading day of the calendar month in which the measurement is taken. The S&P/ASX 50 accumulation index will also be smoothed using the same methodology.

EPS Entitlement

Provided the participant remains an employee of St.George up to and including the Prescribed Exercise Date in relation to Tranche 1, 2 or 3 and where the EPS (before goodwill and significant items) for the performance year specified by the tranche equals or exceeds:

(i) the EPS for the preceding financial year by more than 10%; or

(ii) that figure which EPS would have reached had the EPS for the year ending for the specific tranche grown at an annual rate of 10%, compounding annually from 30 September 2003;

the holder will be entitled to exercise 50% of the tranche entitlement.

If the EPS condition is not achieved, then the particular EPS entitlement, will accumulate to the next tranche and is retested annually up to 30 September 2008, at which time if the condition is not met, then the options and awards will be forfeited.

4. Specified Executives – Awards granted on 1 November 2000

Subject to tenure, where the EPS (before goodwill and significant items)for the year ending 30 September 2002:

(i) is less than 109.6 cents, the Specified Executives shall not be entitled to any awards;

(ii) is greater than or equal to 109.6 cents but less than 118.9 cents, the Specified Executives will be entitled to 60 percent;

(iii) is greater than or equal to 118.9 cents but less than 124.3 cents, the Specified Executives will be entitled to 80 percent; or

(iv) is greater than 124.3 cents, the Specified Executives will be entitled to 100 percent.

5. Specified Executives – Awards granted on 1 October 2001

Subject to tenure, the awards vest if EPS (before goodwill and significant items) is:

Tranche 1 – equal to or exceeds 118.1 cents for the year ended 30 September 2002.

Tranche 2 – equal to or exceeds 131.3 cents for the year ended 30 September 2003.

Tranche 3 – equal to or exceeds 145.3 cents for the year ended 30 September 2004.

Where EPS is less than 113.8 cents (Tranche 1), 122.9 cents (Tranche 2) and 132.7 cents (Tranche 3) in the respective years outlined above, then the awards are forfeited. Where EPS falls between these targets, then entitlement is determined on a pro-rata basis.

6. Specified Directors and Specified Executives – shares granted on 21 November 2003

These shares were granted under the Bank's Employee Reward Share Plan. The performance conditions are detailed in Note 38(a).

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

	CONSOLIDATED		BANK	
	2004 $M	2003 $M	**2004 $M**	2003 $M
NOTE 13 CASH AND LIQUID ASSETS				
Notes, coins and cash at bankers	**241**	220	**233**	219
Money at call	**25**	20	**25**	20
Bills receivable and remittances in transit	**18**	21	**17**	21
Clearing house balance	**27**	14	**27**	14
Securities purchased under agreements to resell	**869**	494	**869**	494
	1,180	769	**1,171**	768
NOTE 14 DUE FROM OTHER FINANCIAL INSTITUTIONS				
Maturity analysis based on remaining term to maturity at 30 September				
At call	**371**	328		
Less than 3 months	**-**	7		
	371	335		
NOTE 15 TRADING SECURITIES				
Government and semi-government securities	**1,104**	1,243	**1,104**	1,243
Bills of exchange - bank accepted/endorsed	**1,424**	1,419	**1,188**	1,410
Negotiable certificates of deposit	**1,710**	1,187	**1,710**	1,187
Other marketable securities	**962**	1,427	**766**	1,287
	5,200	5,276	**4,768**	5,127
NOTE 16 INVESTMENT SECURITIES				
Investments at cost				
Government and semi-government securities	**12**	12	**-**	-
Deposits - banks	**18**	16	**-**	-
Mortgage backed securities	**319**	-	**319**	-
Other marketable securities	**66**	115	**66**	115
	415	143	**385**	115
Market Value				
Government and semi-government securities	**12**	12	**-**	-
Deposits - banks	**18**	16	**-**	-
Mortgage backed securities	**319**	-	**319**	-
Other marketable securities	**66**	113	**66**	113
	415	141	**385**	113
Maturity analysis based on remaining term to maturity at 30 September				
Less than 3 months	**29**	67		
Between 1 year and 5 years	**386**	76		
Total carrying value	**415**	143		

	CONSOLIDATED		BANK	
	2004 $M	2003 $M	**2004 $M**	2003 $M
NOTE 17 LOANS AND OTHER RECEIVABLES				
Housing loans (1)	**39,279**	34,998	**39,237**	34,998
Commercial loans	**9,283**	8,247	**8,719**	7,348
Personal loans	**3,092**	2,762	**2,510**	2,573
Lease and commercial hire purchase	**2,210**	1,996	**995**	1,687
Structured investments	**173**	189	**173**	183
Credit card receivables	**999**	865	**999**	865
Other	**28**	88	**28**	24
Gross loans and other receivables	**55,064**	49,145	**52,661**	47,678
Less: provisions for impairment (refer Note 18)				
- specific provision for doubtful debts	**73**	65	**67**	61
- general provision for doubtful debts	**209**	176	**206**	173
Net loans and other receivables	**54,782**	48,904	**52,388**	47,444
Maturity analysis based on remaining term to maturity at 30 September				
Less than 3 months	**21,128**	17,002		
Between 3 months and 12 months	**3,140**	2,619		
Between 1 year and 5 years	**9,336**	9,642		
After 5 years	**21,387**	19,817		
Loans and other receivables net of specific provisions for doubtful debts and income yet to mature	**54,991**	49,080		

(1) Excludes $10,549 million of securitised housing loans (30 September 2003: $7,788 million).

	CONSOLIDATED		BANK	
	2004 $M	2003 $M	**2004 $M**	2003 $M
NOTE 18 PROVISIONS FOR IMPAIRMENT				
General provision	**209**	176	**206**	173
Specific provisions	**73**	65	**67**	61
	282	241	**273**	234
Movements:				
General provision				
Opening balance	**176**	152	**173**	149
Charge to Statements of Financial Performance	**33**	24	**33**	24
Closing balance	**209**	176	**206**	173
Specific provisions				
Opening balance	**65**	71	**61**	68
Charge to Statements of Financial Performance	**79**	78	**73**	76
Recoveries	**16**	10	**16**	10
Bad debt write-offs	**(87)**	(94)	**(83)**	(93)
Closing balance	**73**	65	**67**	61
Total provisions				
Opening balance	**241**	223	**234**	217
Charge to Statements of Financial Performance	**112**	102	**106**	100
Recoveries	**16**	10	**16**	10
Bad debt write-offs	**(87)**	(94)	**(83)**	(93)
Closing balance	**282**	241	**273**	234

NOTE 19 ASSET QUALITY

The following dissection provides details of the consolidated entity's impaired assets as at 30 September:

	CONSOLIDATED							
	2004				2003			
$M	LOAN BALANCES	SPECIFIC PROVISION	EXPECTED RECOVERY	NET INCOME RECEIVED	LOAN BALANCES	SPECIFIC PROVISION	EXPECTED RECOVERY	NET INCOME RECEIVED
a) Non-accrual loans with provisions								
Non-performing loans	**53**	**37**	**16**	**-**	48	32	16	-
Part/fully performing loans	**-**	**-**	**-**	**-**	1	-	1	-
Total	**53**	**37**	**16**	**-**	49	32	17	-
b) Non-accrual loans without provisions								
Non-performing loans	**5**	**-**	**5**	**1**	5	-	5	1
Part/fully performing loans	**-**	**-**	**-**	**-**	-	-	-	-
Total	**5**	**-**	**5**	**1**	5	-	5	1
Total non-accrual loans	**58**	**37**	**21**	**1**	54	32	22	1
c) Restructured loans								
With provisions	**-**	**-**	**-**	**-**	-	-	-	-
d) Other real estate owned								
Assets acquired through security enforcement	**7**	**-**	**7**	**-**	7	-	7	2
TOTAL IMPAIRED ASSETS	**65**	**37**	**28**	**1**	61	32	29	3

	2004		2003	
	NO. OF LOANS	EXPECTED RECOVERY $M	NO.OF LOANS	EXPECTED RECOVERY $M
e) Impaired assets by size of loan				
Less than $1 million	**67**	**5**	58	7
$1 million to $5 million	**5**	**11**	4	8
$5 million to $10 million	**2**	**12**	2	14
Greater than $10 million	**-**	**-**	-	-
	74	**28**	64	29

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 19 ASSET QUALITY

f) Interest income foregone on impaired assets

The following table shows the estimated amount of interest that would have been earned on non-accrual and restructured loans based upon market interest rates applicable during the year.

	CONSOLIDATED	
	2004 **$M**	2003 $M
Gross interest income receivable on impaired assets		
Non-accrual loans	**5**	5
Restructured loans	**-**	-
Total gross interest income receivable on impaired assets	**5**	5
Interest income received		
Non-accrual loans	**1**	1
Restructured loans	**-**	-
Total interest income received	**1**	1
Net interest income foregone		
Non-accrual loans	**4**	4
Restructured loans	**-**	-
Total net interest income foregone	**4**	4

g) Past Due Items

This category primarily includes loans which are in arrears for 90 or more consecutive days, which are well secured and are not classified as impaired assets. Interest on these loans continues to be taken to the Statements of Financial Performance.

	2004 **$M**	2003 $M
Loan balances	**148**	159

	2004 **%**	2003 %
h) Impaired assets as a percentage of loans and other receivables		
Non-accrual loans - balances		
Non performing loans	**0.11**	0.11
Part/fully performing loans	**-**	-
Non-accrual loans - expected recoveries		
Non performing loans	**0.04**	0.04
Part/fully performing loans	**-**	-
Total impaired assets		
Gross	**0.12**	0.12
Net	**0.05**	0.06

NOTE 20 CONCENTRATION OF CREDIT RISK

The following tables set out the credit risk concentrations of the consolidated entity:

RISK CONCENTRATION AS AT 30 SEPTEMBER 2004

	TRADING SECURITIES $M	INVESTMENT SECURITIES $M	LOANS AND OTHER RECEIVABLES $M	BANK ACCEPTANCES OF CUSTOMERS $M	CONTINGENT EXPOSURE (a) $M	DERIVATIVES (a) $M	TOTAL $M
Agriculture, forestry and fishing	**-**	**-**	**756**	**191**	**1**	**3**	**951**
Financial, investment and insurance	**3,484**	**337**	**275**	**192**	**1,115**	**977**	**6,380**
Government and public authorities	**1,400**	**12**	**5**	**-**	**-**	**11**	**1,428**
Lease finance	**-**	**-**	**400**	**-**	**4**	**-**	**404**
Personal	**-**	**-**	**5,430**	**-**	**6**	**5**	**5,441**
Manufacturing	**-**	**-**	**479**	**264**	**-**	**-**	**743**
Mining	**-**	**-**	**28**	**5**	**-**	**10**	**43**
Real estate - construction	**-**	**-**	**1,524**	**303**	**64**	**-**	**1,891**
Real estate - mortgage	**-**	**-**	**39,203**	**-**	**761**	**-**	**39,964**
Other commercial and industrial	**316**	**66**	**6,964**	**4,177**	**120**	**-**	**11,643**
Total	**5,200**	**415**	**55,064**	**5,132**	**2,071**	**1,006**	**68,888**
Other risk concentrations							
Due from other financial institutions							**371**
Total gross credit risk							**69,259**

RISK CONCENTRATION AS AT 30 SEPTEMBER 2003

	TRADING SECURITIES $M	INVESTMENT SECURITIES $M	LOANS AND OTHER RECEIVABLES $M	BANK ACCEPTANCES OF CUSTOMERS $M	CONTINGENT EXPOSURE (A) $M	DERIVATIVES (A) $M	TOTAL $M
Agriculture,forestry and fishing	-	-	665	140	1	1	807
Financial, investment and insurance	3,480	123	233	136	902	739	5,613
Government and public authorities	1,381	11	4	-	-	16	1,412
Lease finance	-	-	349	-	3	-	352
Personal	-	-	2,157	-	5	1	2,163
Manufacturing	-	-	512	282	-	6	800
Mining	-	-	24	8	-	1	33
Real estate - construction	-	-	1,011	242	29	1	1,283
Real estate - mortgage	-	-	35,039	-	991	-	36,030
Other commercial and industrial	415	9	9,151	2,583	90	7	12,255
Total	5,276	143	49,145	3,391	2,021	772	60,748
Other risk concentrations							
Due from other financial institutions							335
Total gross credit risk							61,083

(a) Based on credit equivalent balance, refer Notes 41 and 46.

Notes to the Financial Statements

	CONSOLIDATED		BANK	
	2004 $M	2003 $M	**2004 $M**	2003 $M
NOTE 21 OTHER INVESTMENTS				
(i) Property, plant and equipment held for sale				
Land and buildings at directors' valuation – 2003	**7**	31	**-**	-
(ii) Shares and other securities				
Unquoted investments at recoverable value	**67**	69	**26**	20
Other investments	**2**	2	**-**	-
	69	71	**26**	20
Total other investments	**76**	102	**26**	20
NOTE 22 PROPERTY, PLANT AND EQUIPMENT				
Land at independent valuation – 2000	**-**	12	**-**	12
Land at independent valuation – 2002	**-**	4	**-**	-
Land at independent valuation – 2003	**18**	95	**18**	77
Land at independent valuation – 2004	**79**	-	**60**	-
	97	111	**78**	89
Buildings at independent valuation – 2000	**-**	13	**-**	13
Buildings at independent valuation – 2002	**-**	2	**-**	-
Buildings at independent valuation – 2003	**54**	212	**54**	158
Buildings at independent valuation – 2004	**167**	-	**112**	-
Buildings at cost	**65**	71	**19**	26
	286	298	**185**	197
Less accumulated depreciation	**46**	44	**20**	20
	240	254	**165**	177
Plant and equipment at cost	**584**	619	**514**	551
Less accumulated depreciation	**451**	480	**399**	434
	133	139	**115**	117
Leasehold improvements at cost	**9**	13	**9**	13
Less accumulated amortisation	**7**	11	**7**	11
	2	2	**2**	2
Total property, plant and equipment	**472**	506	**360**	385

Notes to the Financial Statements

NOTE 22 PROPERTY, PLANT AND EQUIPMENT

Reconciliations

Reconciliation of the carrying amounts for each class of property, plant and equipment are set out below:

	CONSOLIDATED		BANK	
	2004 $M	2003 $M	**2004 $M**	2003 $M
Freehold Land				
Carrying amount at beginning of the financial year	**111**	123	**89**	105
Revaluation during the year	**2**	7	**2**	3
Disposal	**(16)**	(19)	**(13)**	(19)
Carrying amount at end of the financial year	**97**	111	**78**	89
Buildings				
Carrying amount at beginning of the financial year	**254**	265	**177**	176
Additions	**10**	3	**10**	1
Revaluation during the year	**(2)**	11	**(4)**	21
Disposals	**(15)**	(20)	**(13)**	(20)
Depreciation	**(7)**	(5)	**(5)**	(1)
Carrying amount at end of the financial year	**240**	254	**165**	177
Plant and Equipment				
Carrying amount at beginning of the financial year	**139**	155	**117**	130
Additions	**60**	50	**54**	46
Disposals	**(5)**	–	**(5)**	–
Depreciation	**(61)**	(66)	**(51)**	(59)
Carrying amount at end of the financial year	**133**	139	**115**	117
Leasehold Improvements				
Carrying amount at beginning of the financial year	**2**	3	**2**	3
Additions	**1**	–	**1**	–
Amortisation	**(1)**	(1)	**(1)**	(1)
Carrying value at end of the financial year	**2**	2	**2**	2

Valuation

The independent valuation of selected land and buildings owned by the consolidated entity was carried out at 30 September 2004 by Neil Smith (AAPI, Certified Practising Valuer) of Herron Todd White, Sydney. The valuation was performed on the basis of market value as at balance date.

NOTE 23 GOODWILL

	CONSOLIDATED 2004 $M	CONSOLIDATED 2003 $M	BANK 2004 $M	BANK 2003 $M
Goodwill	**1,933**	2,011	**1,266**	1,344
Less – accumulated amortisation	**768**	743	**504**	518
	1,165	1,268	**762**	826

NOTE 24 OTHER ASSETS

	CONSOLIDATED 2004 $M	CONSOLIDATED 2003 $M	BANK 2004 $M	BANK 2003 $M
Deferred expenditure	**362**	361	**309**	304
Less – accumulated amortisation	**259**	212	**227**	179
	103	149	**82**	125
Sundry debtors and prepayments	**614**	551	**451**	445
Unrealised revaluation gain on derivatives instruments	**362**	1,230	**362**	1,230
Future income tax benefit	**86**	83	**85**	74
	1,165	2,013	**980**	1,874

Notes to the Financial Statements

	CONSOLIDATED		BANK	
	2004 $M	2003 $M	**2004 $M**	2003 $M
NOTE 25 DEPOSITS AND OTHER BORROWINGS				
Funds are raised from well diversified sources and there are no material concentrations. Funds comprise the following categories:				
Certificates of deposit	**9,162**	10,259	**9,162**	10,259
Term and other deposits	**36,756**	34,954	**36,449**	34,894
Secured borrowings	**151**	59	**151**	59
Unsecured borrowings	**14**	19	**-**	-
	46,083	45,291	**45,762**	45,212
Maturity analysis based on remaining term to maturity at 30 September				
At call	**26,905**	28,366		
Less than 3 months	**12,438**	9,163		
Between 3 months and 12 months	**5,196**	5,687		
Between 1 year and 5 years	**1,530**	2,060		
After 5 years	**14**	15		
	46,083	45,291		
NOTE 26 DUE TO OTHER FINANCIAL INSTITUTIONS				
Maturity analysis based on remaining term to maturity at 30 September				
At call	**716**	501		
Less than 3 months	**42**	-		
	758	501		
NOTE 27 PROVISION FOR DIVIDENDS				
Depositary capital securities	**8**	8	**-**	-
Preferred resetting yield marketable equity securities	**2**	2	**2**	2
Subordinated adjustable income non-refundable tier 1 securities	**2**	-	**2**	-
	12	10	**4**	2
Final ordinary dividend proposed and not recognised as a liability	**319**	253	**319**	253
NOTE 28 INCOME TAX LIABILITY				
Provision for income tax	**154**	136	**147**	120
Provision for deferred income tax	**211**	184	**208**	167
	365	320	**355**	287
NOTE 29 OTHER PROVISIONS				
Employee entitlements	**92**	88	**86**	82
Directors' retirement	**3**	3	**3**	3
Restructuring costs	**9**	-	**8**	-
Other	**2**	2	**-**	-
	106	93	**97**	85
Employee entitlements	**92**	88	**86**	82
Add: termination benefits included in restructuring costs	**8**	-	**8**	-
Total employee entitlements	**100**	88	**94**	82
Number of employees at 30 September	**7,541**	7,325	**6,748**	6,558

	CONSOLIDATED		BANK	
	2004 $M	2003 $M	**2004 $M**	2003 $M
NOTE 30 BONDS AND NOTES				
Commercial paper by currency of denomination				
AUD euro commercial paper	**245**	137	**245**	137
CHF euro commercial paper	**221**	-	**221**	-
GBP euro commercial paper	**97**	165	**97**	165
EUR euro commercial paper	**513**	561	**513**	561
HKD euro commercial paper	**147**	67	**147**	67
NZD euro commercial paper	**48**	-	**48**	-
USD euro commercial paper	**1,245**	558	**1,245**	558
USD US commercial paper	**529**	-	**529**	-
	3,045	1,488	**3,045**	1,488
Medium Term Debt by currency of denomination				
AUD medium term debt	**648**	166	**648**	166
EUR medium term debt	**4,076**	1,773	**4,076**	1,773
GBP medium term debt	**677**	173	**677**	173
HKD medium term debt	**316**	299	**316**	299
NZD medium term debt	**40**	52	**40**	52
SGD medium term debt	**82**	85	**82**	85
USD medium term debt	**885**	1,512	**885**	1,512
	6,724	4,060	**6,724**	4,060
	9,769	5,548	**9,769**	5,548
Maturity analysis based on remaining term to maturity at 30 September				
Less than 3 months	**2,726**	1,037		
Between 3 months and 12 months	**625**	1,947		
Between 1 year and 5 years	**6,364**	2,505		
After 5 years	**54**	59		
	9,769	5,548		
NOTE 31 LOAN CAPITAL				
USD 200m fixed rate notes due 2005	**287**	303	**287**	303
USD 150m fixed rate notes due 2007	**213**	224	**213**	224
AUD 140m fixed rate notes due 2007	**141**	141	**141**	141
AUD 160m fixed rate notes due 2007	**160**	160	**160**	160
AUD 100m fixed rate notes due 2008	**101**	101	**101**	101
AUD 150m fixed rate notes due 2008	**151**	151	**151**	151
USD 400m fixed rate notes due 2015	**566**	-	**566**	-
	1,619	1,080	**1,619**	1,080
Maturity analysis based on remaining term to maturity at 30 September				
Between 1 year and 5 years	**1,053**	1,080		
After 5 years	**566**	-		
	1,619	1,080		

		CONSOLIDATED		BANK	
		2004	2003	**2004**	2003
	NOTES	**$M**	$M	**$M**	$M
NOTE 32 BILLS PAYABLE AND OTHER LIABILITIES					
Bills payable		**161**	183	**161**	183
Sundry creditors and accruals		**447**	397	**322**	310
Unrealised revaluation loss on derivative instruments		**465**	1,519	**465**	1,519
Unearned income - mortgage insurance premiums		**14**	16	**-**	-
		1,087	2,115	**948**	2,012
NOTE 33 SHARE CAPITAL					
Capital					
Fully paid ordinary shares	(a)	**3,313**	3,162	**3,313**	3,162
3,000,000 fully paid PRYMES (2003: 3,000,000)		**291**	291	**291**	291
3,500,000 fully paid SAINTS (2003: nil)		**345**	-	**345**	-
Perpetual notes		**-**	-	**29**	17
General reserve		**15**	15	**15**	15
		3,964	3,468	**3,993**	3,485

		2004	2003	**2004**	2003
		$M	$M	**NO. OF SHARES**	NO. OF SHARES
Issued and uncalled capital					
Borrowers' shares unpaid		**-**	-	**4,766**	6,069
Depositors' shares unpaid		**-**	-	**274,304**	300,842
(a) Movement in ordinary share capital					
Balance at beginning of the financial year		**3,162**	3,043	**505,592,816**	498,097,921
Ordinary shares issued	(b)	**151**	119	**8,195,234**	7,494,895
Balance at end of the financial year		**3,313**	3,162	**513,788,050**	505,592,816

NOTE 33 SHARE CAPITAL

	2004			2003		
	$M	**NO. OF SHARES**	**AVERAGE PRICE $**	$M	NO. OF SHARES	AVERAGE PRICE $
(b) Ordinary shares issued						
Dividend Reinvestment Plan						
- Final dividend 2001/2002	-	-	-	46	2,547,485	18.18
- Interim dividend 2002/2003	-	-	-	68	3,205,169	21.48
- Final dividend 2002/2003	**63**	**3,250,056**	**19.44**	-	-	-
- Interim dividend 2003/2004	**88**	**3,985,496**	**22.02**	-	-	-
Executive Option Plan (refer Note 38)	-	**30,000**	**11.39**	5	455,000	10.46
Employee Reward Share Plan (refer Note 38)	-	**312,571**	-	-	348,516	-
Executive Performance Share Plan (refer Note 38)	-	**617,111**	-	-	938,725	-
	151	**8,195,234**		119	7,494,895	

Terms and Conditions

Ordinary Shares

Holders of ordinary shares have the right to receive dividends as declared and in proportion to the paid up capital of the shares held. In a winding up, ordinary shareholders would participate in the proceeds from the sale of any surplus assets in proportion to the number and amount paid up on the shares held. Ordinary shares entitle their holder to one vote (per share held) on a poll, either in person or by proxy, at a meeting of the Bank.

Preferred Resetting Yield Equity Securities (PRYMES)

A holder of PRYMES is entitled to receive a non-cumulative dividend at a fixed rate, which is fixed every five years (the current rate is 6.36% per annum), payable in arrears in half-yearly installments on 20 February and 20 August until conversion. PRYMES are not redeemable by St.George but may be converted under certain circumstances. Holders of PRYMES have priority over ordinary shares for payment of dividends and for return of capital (not exceeding the issue price) and payment of any dividend declared but unpaid on a winding-up. Holders of PRYMES have no voting rights except in limited circumstances as prescribed by the ASX Listing Rules and their terms of issue.

Subordinated Adjustable Income Non-Refundable Tier 1 Securities (SAINTS)

A holder of SAINTS is entitled to receive a non-cumulative floating rate dividend. The floating rate is determined on the first business day of each dividend period by adding 1.35 percent to the annualised 90 day Bank Bill Swap Rate applicable on the first business day of the dividend period. The interest rate determined is then multiplied by 70 percent to calculate the floating rate applicable to the securities. Dividends are payable on a quarterly basis in arrears in November, February, May and August of each year.

The Bank has the option on 20 November 2014 or on any subsequent dividend payment date to convert the SAINTS into ordinary shares or redeem, buy or cancel the SAINTS for their face value. Holders of SAINTS have no voting rights except in limited circumstances as prescribed by the ASX listing rules and their terms of issue.

Capital Management Initiatives

Dividend Reinvestment Plan (DRP)

The St.George DRP will operate for the final ordinary dividend with no discount and participation will be from a minimum of 100 ordinary shares without a cap on participation by individual shareholders. For applications under the DRP to be effective, they must be received at the Bank's Share Registry (Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney) by 5.00pm on 3 December 2004.

Notes to the Financial Statements

NOTE 34 RESERVES

	CONSOLIDATED		BANK	
	2004 $M	2003 $M	**2004 $M**	2003 $M
Composition				
Asset revaluation and realisation reserve	**83**	83	**110**	112
Claims equalisation reserve	**-**	19	**-**	-
Depositors' and borrowers' redemption reserve	**2**	2	**2**	2
Foreign exchange revaluation reserve	**2**	–	**-**	–
	87	104	**112**	114
Movements in reserves				
Asset revaluation and realisation reserve				
Balance at beginning of the financial year	**83**	65	**112**	88
Add net increment/(decrement) arising from the revaluation of land and buildings	**-**	18	**(2)**	24
Balance at end of the financial year	**83**	83	**110**	112
Claims equalisation reserve				
Balance at beginning of the financial year	**19**	13	**-**	-
Add net transfer (to)/from retained profits	**(19)**	6	**-**	-
Balance at end of the financial year	**-**	19	**-**	-
Depositors' and borrowers' redemption reserve				
Balance at beginning of the financial year	**2**	1	**2**	1
Add net transfer from retained profits	**-**	1	**-**	1
Balance at end of the financial year	**2**	2	**2**	2
Foreign currency translation reserve				
Balance at beginning of the financial year	**-**	–	**-**	–
Add currency translation adjustment	**2**	–	**-**	–
Balance at end of the financial year	**2**	–	**-**	–

Asset Revaluation and Realisation Reserve

Increments and decrements (where they reverse a previous increment) arising upon the revaluation of land, buildings and other investments are recognised in the Asset Revaluation and Realisation Reserve.

Claims Equalisation Reserve

The purpose of this reserve is to provide a prudential buffer against fluctuations in mortgage insurance claims. In the event that there was an abnormal claims experience, a portion of this reserve could be transferred back to retained profits. As a result of changes to the insurance legislation effective 1 July 2002, the CER is no longer required and was transferred to retained profits during the year.

Reserve for Redemption of Borrowers' and Depositors' Shares

The purpose of this reserve is to recognise the redemption of all Borrowers' and Depositors' shares.

Foreign Currency Translation Reserve

The purpose of this reserve is to recognise exchange differences arising on translation of self-sustaining foreign controlled entities.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

	CONSOLIDATED		BANK	
	2004 $M	2003 $M	**2004 $M**	2003 $M
NOTE 35 RETAINED PROFITS				
Retained profits at the beginning of the financial year	**442**	71	**467**	115
Adjustments to opening retained profits				
Reversal of 2002 final ordinary dividend on initial adoption of				
AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**-**	209	**-**	209
AASB 1028 "Employee Benefits" adjustment	**-**	(1)	**-**	(1)
Adjusted opening retained profits	**442**	279	**467**	323
Net profit after income tax attributable to members of the Bank	**767**	658	**732**	600
Total available for appropriation	**1,209**	937	**1,199**	923
Dividends recognised during the year	**(609)**	(488)	**(580)**	(455)
Transfer from/(to)reserve	**19**	(7)	**-**	(1)
Retained profits at the end of the financial year	**619**	442	**619**	467

NOTE 36 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

Interest in:	**2004 $M**	2003 $M
Depositary capital securities	**334**	334
Perpetual notes (1)	**29**	17
Share capital	**2**	2
Retained profits	**(6)**	(2)
	359	351

(1) Holders of perpetual notes have no voting rights or entitlement to dividends or other payment. In a winding up, the perpetual notes convert into ordinary shares and would participate with ordinary shareholders in the proceeds from the sale of any surplus assets in proportion to the number and amount paid up on the shares held.

NOTE 37 AVERAGE BALANCES AND RELATED INTEREST

The following table shows the major categories of interest earning assets and interest bearing liabilities and the respective interest rates earned or paid by the consolidated entity for the years indicated. Averages are month-end averages, which are not materially different from daily averages. Non-accrual loans are included in Interest Earning Assets under Loans and Other Receivables.

	2004			2003		
	AVERAGE BALANCE $M	INTEREST $M	AVERAGE RATE %	AVERAGE BALANCE $M	INTEREST $M	AVERAGE RATE %
Interest earning assets						
Cash and liquid assets	**741**	**33**	**4.45**	466	21	4.51
Due from other financial institutions	**300**	**12**	**4.00**	160	5	3.13
Investment/trading securities	**6,077**	**319**	**5.25**	5,612	269	4.79
Loans and other receivables	**52,964**	**3,752**	**7.08**	46,253	3,139	6.79
Total Interest Earning Assets	**60,082**	**4,116**	**6.85**	52,491	3,434	6.54
Non interest earning assets						
Bills receivable	**26**			19		
Property, plant and equipment	**479**			517		
Other assets	**6,798**			5,613		
Provision for doubtful debts	**(262)**			(234)		
Total Non Interest Earning Assets	**7,041**			5,915		
Total Assets	**67,123**			58,406		
Interest bearing liabilities						
Retail deposits	**34,919**	**1,291**	**3.70**	31,828	1,045	3.28
Other deposits	**9,616**	**551**	**5.73**	8,525	443	5.20
Due to other financial institutions	**625**	**23**	**3.68**	429	14	3.26
Domestic borrowings	**2,775**	**168**	**6.05**	2,517	141	5.60
Offshore borrowings (1)	**9,198**	**471**	**5.12**	6,743	340	5.04
Total Interest Bearing Liabilities	**57,133**	**2,504**	**4.38**	50,042	1,983	3.96
Non interest bearing liabilities						
Bills payable	**178**			170		
Other liabilities	**5,286**			4,033		
Total Non Interest Bearing Liabilities	**5,464**			4,203		
Total Liabilities	**62,597**			54,245		
SHAREHOLDERS' EQUITY	**4,526**			4,161		
Total Liabilities and Shareholders' Equity	**67,123**			58,406		
Interest Spread (2)			**2.47**			2.58
Interest Margin (3)			**2.68**			2.76

(1) Includes foreign exchange swap costs.

(2) Interest spread represents the difference between the average interest rate earned and the average interest rate paid on funds.

(3) Interest margin represents net interest income as a percentage of average interest earning assets.

NOTE 37 AVERAGE BALANCES AND RELATED INTEREST

Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and changes in rate for the years ended 30 September 2004 and 30 September 2003. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	2004 over 2003 CHANGE DUE TO			2003 OVER 2002 CHANGE DUE TO		
	VOLUME $M	**RATE $M**	**TOTAL $M**	VOLUME $M	RATE $M	TOTAL $M
Interest earning assets						
Cash and liquid assets	**12**	**-**	**12**	(10)	1	(9)
Due from other financial institutions	**6**	**1**	**7**	(1)	1	-
Investment/trading securities	**24**	**26**	**50**	30	11	41
Loans and other receivables	**475**	**138**	**613**	302	36	338
Change in Interest Income	**517**	**165**	**682**	321	49	370
Interest bearing liabilities						
Retail deposits	**114**	**132**	**246**	131	34	165
Other deposits	**63**	**45**	**108**	42	26	68
Due to other financial institutions	**7**	**2**	**9**	2	3	5
Domestic borrowings	**16**	**11**	**27**	6	(2)	4
Offshore borrowings	**126**	**5**	**131**	(33)	43	10
Change in Interest Expense	**326**	**195**	**521**	148	104	252
Change in Net Interest Income	**191**	**(30)**	**161**	173	(55)	118

NOTE 38 SHARE AND OPTION PLANS

At the Annual General Meeting on 3 February 1998, shareholders approved three employee share plans and one executive option plan. At the Bank's Annual General Meeting held on 17 December 1999, shareholders approved a Non-Executive Directors' Share Purchase Plan. Details of these plans are as follows:

(a) Employee Reward Share Plan (Reward Plan)

On 21 November 2003, 312, 571 ordinary shares were allotted as bonus shares to 6,379 eligible employees for nil consideration under the Reward Plan. The bonus shares had a market value of $20.07 per share at the date of allotment. The Reward Plan provides eligible employees with up to $1,000 of ordinary shares per annum at no cost. Allocations under the plan are subject to the achievement of predetermined performance targets as set by the Board and communicated to staff. The performance target for the shares issued during the year related to performance in the 30 September 2003 year.

Subject to Board discretion, the three hurdles for that year were:

(1) Should EPS (before goodwill and significant items) equal or exceed the EPS of the previous year by 10% or more, then 50% of the awards will vest;

(2) Should the Bank's independently measured customer satisfaction rating be equal to or exceed 75%, then 25% of the awards will vest; and

(3) Should the customer satisfaction differential to the major banks be equal to or exceed 10%, then the remaining 25% of the awards will vest.

Shares issued under the Reward Plan are not recognised as an expense by the consolidated entity. The estimated impact of the Reward Plan shares issued during the year on the consolidated entity's and Bank's Statement of Financial Performance for the year ended 30 September 2004 would be $6 million ($4 million after tax).

NOTE 38 SHARE AND OPTION PLANS

(b) Employee Share Purchase Plan (Purchase Plan)

All permanent employees with continuous service of at least one year as at any relevant share acquisition date, are eligible to participate in the Purchase Plan. Allocations of ordinary shares can occur by allotment or by purchase on market. In consideration for the shares allocated, employees forego remuneration equivalent to the market value of the shares on the date of issue and at a discount equivalent to that available under the Bank's Dividend Reinvestment Plan, when operational. Brokerage is payable by the Bank.

Details of ordinary shares allocated under this Plan are as follows:

DATE OF ALLOCATION	NUMBER OF ORDINARY SHARES ALLOCATED	AVERAGE PURCHASE PRICE OF SHARES ACQUIRED ($)	NUMBER OF EMPLOYEES PARTICIPATING
28-Nov-03	126,268	20.24	201
19-Dec-03	1,424	19.58	14
15-Jan-04	823	20.20	3
31-May-04	15,895	21.78	90

(c) Executive Performance Share Plan (Performance Plan)

In accordance with the Rules of the Performance Plan and as approved by shareholders, share allocations can occur by allotment or by purchase on market. The Board will assess the most appropriate basis of allocation at the time each award is exercised. All allocations under the Performance Plan have been by allotment. Shares issued under this Plan are not recorded as an expense.

The fair value of awards granted during the year has been determined based on the share price of the Bank's ordinary shares on the grant date. The fair value has not been discounted for the probability of not meeting performance hurdles (where applicable). The 322,669 performance awards granted during the year have a fair value of $6 million. If these awards were expensed at this value, there would have been a $6 million reduction in the consolidated entity's and Bank's current year after tax profit.

The market price of the Bank's shares at 30 September 2004 was $21.85 (30 September 2003: $20.49).

Details of awards, comprising rights over unissued ordinary shares, granted under the Performance Plan are as follows:

			MOVEMENTS DURING THE YEAR					
DATE AWARDS GRANTED	VESTING DATE	AWARDS OUTSTANDING 1 OCT 2003	NUMBER OF AWARDS GRANTED	NUMBER OF AWARDS FORFEITED	NUMBER OF SHARES ALLOTTED	AWARDS OUTSTANDING 30 SEP 2004	SENIOR EXECUTIVES IN PLAN	FAIR VALUE PER AWARD GRANTED DURING THE YEAR $
01-Nov-00	15-Nov-03	200,107		244	199,863	-		
06-Nov-00	06-Nov-03	1,800			1,800	-		
29-Jan-01	15-Nov-03	2,000			2,000	-		
05-Feb-01	15-Nov-03	6,667			6,667	-		
05-Mar-01	15-Nov-03	1,500			1,500	-		
14-Mar-01	15-Nov-03	897			897	-		
12-Apr-01	15-Nov-03	4,033			4,033	-		
01-Jul-01	15-Nov-03	1,500			1,500	-		
01-Oct-01	15-Nov-03	199,824		1,472	198,352	-		
01-Oct-01	15-Nov-04	207,191		4,318	27,672	175,201	79	
01-Oct-01	15-Nov-04	189,500		13,224		176,276	82	
12-Dec-01	12-Dec-03	25,000			25,000	-		
12-Dec-01	12-Dec-04	25,000				25,000	1	
02-Jan-02	15-Nov-03	2,278			2,278		-	
02-Jan-02	15-Nov-04	2,278				2,278	1	
02-Jan-02	15-Nov-04	2,278				2,278		
24-Jan-02	15-Nov-03	12,482			12,482	-		
24-Jan-02	15-Nov-03	1,344			1,344	-		
24-Jan-02	15-Nov-04	1,344		1,344		-		
24-Jan-02	15-Nov-04	1,344		1,344		-		
31-Jan-02	15-Nov-03	24,409			24,409	-		
31-Jan-02	15-Nov-03	3,872			3,872	-		
31-Jan-02	15-Nov-04	3,872		3,872		-		
31-Jan-02	15-Nov-04	3,872		3,872		-		
01-Feb-02	15-Nov-03	911			911	-		
01-Feb-02	15-Nov-04	911				911	1	
01-Feb-02	15-Nov-04	911				911		
25-Feb-02	25-Feb-04	2,797			2,797	-		
25-Feb-02	25-Feb-05	2,797				2,797	1	

NOTE 38 SHARE AND OPTION PLANS

			MOVEMENTS DURING THE YEAR					FAIR VALUE PER AWARD GRANTED DURING THE YEAR
DATE AWARDS GRANTED	VESTING DATE	AWARDS OUTSTANDING 1 OCT 2003	NUMBER OF AWARDS GRANTED	NUMBER OF AWARDS FORFEITED	NUMBER OF SHARES ALLOTTED	AWARDS OUTSTANDING 30 SEP 2004	SENIOR EXECUTIVES IN PLAN	$
25-Feb-02	15-Nov-03	3,729			3,729	–		
25-Feb-02	15-Nov-04	3,729				3,729	1	
25-Feb-02	15-Nov-04	3,729				3,729		
03-Apr-02	15-Nov-03	12,710		1,271	11,439	-		
03-Apr-02	15-Nov-03	911			911	-		
03-Apr-02	15-Nov-04	911				911	1	
03-Apr-02	15-Nov-04	911				911		
04-Apr-02	24-Jun-03	3,676			3,676	–		
04-Apr-02	24-Jun-04	3,676				3,676	1	
04-Apr-02	15-Nov-03	1,488			1,488	–		
04-Apr-02	15-Nov-04	1,488				1,488	1	
04-Apr-02	15-Nov-04	1,488				1,488		
08-Apr-02	15-Nov-03	13,144			13,144	-		
08-Apr-02	15-Nov-03	1,298			1,298	-		
08-Apr-02	15-Nov-04	1,298				1,298	1	
08-Apr-02	15-Nov-04	1,298				1,298		
01-May-02	15-Nov-03	10,949		2,190	8,759	-		
01-May-02	15-Nov-03	729			729	-		
01-May-02	15-Nov-04	729		729		-		
01-May-02	15-Nov-04	729		729		-		
15-May-02	15-Nov-04	734			734	-		
16-May-02	15-Nov-03	9,477			9,477	-		
16-May-02	15-Nov-03	1,162			1,162	–		
16-May-02	15-Nov-04	1,162				1,162	1	
16-May-02	15-Nov-04	1,162				1,162		
02-Jun-02	22-Jul-03	20,000			20,000	–		
02-Jun-02	22-Jul-04	20,000				20,000	1	
02-Jun-02	22-Jul-05	20,000				20,000		
02-Jun-02	15-Nov-03	1,155			1,155	–		
02-Jun-02	15-Nov-04	1,155				1,155	1	
02-Jun-02	15-Nov-04	1,155				1,155		
27-Jun-02	15-Nov-03	454			454	-		
27-Jun-02	15-Nov-04	454				454	1	
27-Jun-02	15-Nov-04	454				454		
01-Jul-02	01-Jul-03	2,571			2,571	-		
01-Jul-02	01-Jul-04	2,571				2,571	1	
01-Jul-02	15-Nov-03	864			864	-		
01-Jul-02	15-Nov-04	864				864	1	
01-Jul-02	15-Nov-04	864				864		
01-Oct-02	15-Nov-04	21,433				21,433		
01-Oct-02	15-Nov-05	21,433				21,433	8	
01-Oct-02	15-Nov-05	21,433				21,433		
05-May-03	30-Sep-03	5,026			5,026	-		
05-May-03	30-Sep-04	5,026			5,026	-		
05-May-03	30-Sep-05	5,026				5,026	1	
01-Oct-03	30-Sep-05	–	18,745			18,745		20.32
01-Oct-03	30-Sep-06	–	18,745			18,745	8	20.32
01-Oct-03	30-Sep-07	–	18,745			18,745		20.32
01-Oct-03	30-Sep-04	–	114,417	3,092	4,046	107,279	78	20.32
01-Oct-03	30-Sep-05	–	114,417	3,092	4,046	107,279		20.32
23-Dec-03	31-Dec-04	–	27,600 (a)			27,600	1	19.68
23-Dec-03	31-Dec-05	–	10,000 (a)			10,000		19.68
TOTAL		1,166,974	322,669	40,793	617,111	831,739		

(a) No performance hurdles except for tenure relate to these awards as they represent compensation for incentives foregone by the respective executive on leaving his former employer.

Performance hurdles in respect of other awards granted during the year are subject to tenure and vest for nil consideration subject to the satisfaction of conditions identical to options granted during the year contained in Note 12.

NOTE 38 SHARE AND OPTION PLANS

(d) Executive Option Plan (Option Plan)

The Managing Director and executive officers are eligible to participate in the Option Plan. Exercise is conditional upon the Bank achieving a prescribed performance hurdle. No amount is payable on granting of the options. Separate performance hurdles have been established in relation to the exercise of the Managing Director's options. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-Executive Directors are not eligible to participate in the plan.

DATE OPTIONS GRANTED	EXERCISE PERIOD[1]	EXERCISE PRICE[2]	OPTIONS OUTSTANDING 1 OCT 2003	MOVEMENTS DURING THE YEAR NUMBER OF OPTIONS GRANTED	FORFEITED	EXERCISED	OPTIONS OUTSTANDING 30 SEP 2004	SENIOR EXECUTIVES IN PLAN[3]	FAIR VALUE PER OPTION GRANTED DURING THE YEAR ($)[4]
17-Mar-00	17-Mar-03 to 17-Mar-05	11.39	30,000	–	–	30,000	–		
12-Dec-01	12-Jun-04 to 12-Dec-06	16.91	250,000	–	–	–	250,000		
12-Dec-01	12-Jun-05 to 12-Dec-06	16.91	250,000	–	–	–	250,000	1	
12-Dec-01	12-Jun-06 to 12-Dec-06	16.91	500,000	–	–	–	500,000		
01-Oct-02	15-Nov-04 to 01-Oct-07	18.16	148,429	–	–	–	148,429		
01-Oct-02	15-Nov-05 to 01-Oct-07	18.16	148,429	–	–	–	148,429	8	
01-Oct-02	15-Nov-05 to 01-Oct-07	18.16	148,429	–	–	–	148,429		
01-Oct-03	30-Sep-05 to 01-Oct-09	20.40	–	214,835	–	–	214,835		2.08
01-Oct-03	30-Sep-06 to 01-Oct-09	20.40	–	214,835	–	–	214,835	8	2.10
01-Oct-03	30-Sep-07 to 01-Oct-09	20.40	–	214,835	–	–	214,835		2.12
		TOTAL	1,475,287	644,505	–	30,000	2,089,792		

(1) The options may be exercisable at an earlier date as prescribed by the Option Plan Rules.

(2) A premium is added to the exercise price of the options, which represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the year from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to and including the Grant Date, calculated in accordance with the Option Plan Rules.

(3) Participating executives are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

(4) The fair value of options granted during the year has been determined using the Binomial method. The fair value has not been discounted for the probability of not meeting performance hurdles (where applicable). If the options granted during the year were expensed at their fair value, there would have been a $1 million reduction in the consolidated entity's and Bank's current year after tax profit. The following factors were used in determining the fair value of options on the grant date:

GRANT DATE	DATE FIRST EXERCISABLE	FAIR VALUE PER OPTION $	EXERCISE PRICE $	PRICE OF SHARES ON GRANT DATE $	ESTIMATED VOLATILITY %	RISK FREE INTEREST RATE %	DIVIDEND YIELD %	EXPECTED LIFE (YEARS)
01-Oct-03	30-Sep-05	2.08	20.40	20.40	17.2	4.83	4.28	3
01-Oct-03	30-Sep-06	2.10	20.40	20.40	17.2	4.92	4.28	3
01-Oct-03	30-Sep-07	2.12	20.40	20.40	17.2	4.98	4.28	3

No options were granted to Mrs Kelly during the year.

Performance hurdles in respect of options granted to Specified Executives during the year are exercisable subject to tenure and the satisfaction of conditions detailed in Note 12.

(e) Non-Executive Directors' Share Purchase Plan (Directors' Plan)

All Non-Executive Directors are eligible to participate in the Directors' Plan. Ordinary shares are acquired on market. In consideration for the shares acquired on their behalf, Non-Executive Directors forego directors' fees equivalent to the purchase price of the shares. Brokerage is payable by the Bank. Shares purchased under this Plan are expensed in the Statement of Financial Performance.

On 28 November 2003, three Non-Executive Directors were allocated 5,929 ordinary shares acquired on market at an average purchase price of $20.24.

Notes to the Financial Statements

	CONSOLIDATED		BANK	
	2004 $M	2003 $M	**2004 $M**	2003 $M
NOTE 39 COMMITMENTS				
Capital expenditure commitments as at 30 September not provided for in the financial statements amounted to:				
Not longer than 1 year	**15**	11	**15**	11
Operating lease commitments contracted for as at 30 September:				
Not longer than 1 year	**60**	64	**56**	62
Longer than 1 year and not longer than 2 years	**45**	45	**39**	43
Longer than 2 years and not longer than 5 years	**54**	45	**48**	42
Longer than 5 years	**40**	41	**39**	41
	199	195	**182**	188
NOTE 40 UNCOMMITTED CREDIT FACILITIES				
Offshore and Australian dollar note borrowing facilities				
Uncommitted credit facilities	**15,293**	10,256	**15,293**	10,256
Amount utilised	**9,339**	9,001	**9,339**	9,001
Unused uncommitted credit facilities	**5,954**	1,255	**5,954**	1,255

NOTE 41 CONTINGENT LIABILITIES AND CREDIT COMMITMENTS

Detailed below are the notional amounts of contingent liabilities and credit commitments, together with their credit equivalent amounts. The notional amount represents the maximum credit risk. The credit equivalent amount records the estimated maximum or total potential loss if the counterparty were to default and is determined in accordance with APRA's risk weighted capital adequacy guidelines.

	CONSOLIDATED				BANK			
	NOTIONAL AMOUNT		CREDIT EQUIVALENT		NOTIONAL AMOUNT		CREDIT EQUIVALENT	
$M	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
(a) Contingent Liabilities								
Bills endorsements	**461**	361	**461**	361	**461**	361	**461**	361
Guarantees	**401**	344	**401**	344	**436**	344	**436**	344
Documentary letters of credit	**158**	138	**118**	100	**172**	187	**132**	148
Performance related items	**19**	20	**9**	10	**19**	20	**9**	10
Total Contingent Liabilities	**1,039**	863	**989**	815	**1,088**	912	**1,038**	863
(b) Credit Related Commitments								
Undrawn facilities	**15,785**	15,294	**1,082**	1,206	**15,575**	15,192	**1,080**	1,206

In accordance with the rules relating to clearing arrangements contained in the Australian Paper Clearing Stream and the Bulk Electronic Clearing Stream of the Australian Payments Clearing Association Limited, the Bank is subject to a commitment to provide liquidity support to these clearing streams in the event of another member financial institution failing to settle.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 41 CONTINGENT LIABILITIES AND CREDIT COMMITMENTS

Deed of Cross Guarantee

Pursuant to an Australian Securities and Investments Commission (ASIC) Class Order 98/1418 dated 13 August 1998, relief was granted during the year to the controlled entities listed below from the Corporations Act 2001 requirements for preparation, audit and publication of Financial Reports. It is a condition of the Class Order that the Bank and each of the controlled entities enter into a Deed of Cross Guarantee. The effect of the Deed is that the Bank guarantees to each creditor, payment in full of any debt in the event of winding up of any of the controlled entities subject to the Deed, under certain provisions of the Corporations Act. If a winding up occurs under other provisions of the Act, the Bank will only be liable in the event that after six months, any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Bank is wound up.

The controlled entities that were subject to the Deed as at 30 September 2004 were:

- St.George Financial Services Limited
- Advance Leasing Limited
- Canberra Advance Property Limited

The consolidated Statement of Financial Performance and Statement of Financial Position of the Bank and the controlled entities that are a party to the Deed (closed group) is as follows:

	CLOSED GROUP	
	2004	2003
	$M	$M
Statement of Financial Performance		
Profit from ordinary activities	**1,017**	885
Income tax expense	**296**	281
Net profit	**721**	604
Retained profits at the beginning of the financial year	**467**	110
Adjustments to opening retained profits on initial adoption of:		
Revised AASB 1028 "Employee benefits"	**-**	(1)
Revised AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**-**	209
Total available for appropriation	**1,188**	922
Dividends	**580**	455
Retained profits at the end of the financial year	**608**	467

Notes to the Financial Statements

NOTE 41 CONTINGENT LIABILITIES AND CREDIT COMMITMENTS

Statement of Financial Position

	CLOSED GROUP	
	2004 $M	2003 $M
ASSETS		
Cash and liquid assets	**1,171**	768
Due from other financial institutions	**253**	257
Trading securities	**4,768**	5,127
Investment securities	**385**	115
Loans and other receivables	**52,388**	47,444
Bank acceptances of customers	**5,132**	3,391
Amounts receivable from controlled entities	**2,315**	1,444
Other investments	**1,224**	1,220
Other assets	**2,102**	3,114
TOTAL ASSETS	**69,738**	62,880
LIABILITIES		
Deposits and other borrowings	**45,762**	45,212
Due to other financial institutions	**758**	501
Bank acceptances	**5,132**	3,391
Amounts payable to controlled entities	**582**	693
Provisions	**455**	380
Other liabilities	**12,336**	8,637
TOTAL LIABILITIES	**65,025**	58,814
NET ASSETS	**4,713**	4,066
SHAREHOLDERS' EQUITY		
Share capital	**3,993**	3,485
Reserves	**112**	114
Retained profits	**608**	467
TOTAL SHAREHOLDERS' EQUITY	**4,713**	4,066

The measurement basis in respect of the assets and liabilities above is consistent with Note 1 to the financial statements.

Litigation

Contingent liabilities exist in relation to matters of litigation and/or possible matters of litigation, which at the date of adoption of this Financial Report, have not been resolved.

An assessment of the likely loss to the Bank and its controlled entities has been made in respect of the above mentioned on a claim-by-claim basis and specific provision has been made where appropriate.

Service Contract

Service contracts have been entered into with the Managing Director and certain Group Executives. The maximum contingent liability for termination benefits in respect of these contracts was $10 million (2003: $7 million).

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 42 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

Employee Entitlements

Aggregate employee entitlements, including on-costs, have been disclosed in Note 29 to the Financial Statements.

Superannuation Commitments

The Bank and its controlled entities have contributed to the following superannuation funds operated within the Group:

	PLUM SUPERANNUATION[a]	ASGARD SUPERANNUATION ACCOUNT
Fund type	Defined contribution/benefit*	Defined contribution
Type of benefits	Lump sum	Lump sum
Date of last actuarial review	1 December 2003	Not required for fund
Name of actuary	David O'Keefe BA, FASFA, FIAA ALEA Actuarial Consulting Pty Ltd	Not required for fund
Basis of contributions	Various percentages of employees' superannuation salaries	In accordance with prevailing legislation

As at the date of the last actuarial review, there are sufficient funds available in these superannuation funds in the event of:

(i) termination of the funds;

(ii) voluntary termination of employment of each member; and

(iii) compulsory termination of employment of each member.

* Benefits of members of the Plum Superannuation Fund who joined the St.George Staff Retirement Fund prior to 1 July 1990, or were transferred from the M&F Retirement Fund into the St.George Staff Retirement Fund are provided on a defined benefit basis. Otherwise, benefits are provided on a defined contribution basis.

The fund assets at net market value, accrued benefits and vested benefits of the defined benefit fund is as follows:

PLUM SUPERANNUATION	AS AT **1-DEC-03** **$M**	AS AT 30-JUN-03 $M
Fund assets at net market value (b)	**224**	242
Present value of accrued benefits (c)	**223**	239
Difference between net market value of assets and present value of accrued benefits	**1**	3
Vested Benefits (d)	**219**	235

(a) The St.George Staff sub-category of the Plum Superannuation Fund is the successor fund to the St.George Staff Retirement Fund. The transfer took place on 1 December 2003.

(b) Fund assets at net market value was provided by Plum Superannuation Fund.

(c) Accrued benefits are benefits that the fund is presently obliged to pay at some future date as a result of membership of the fund and are based on the most recent assessment by the actuary being 1 December 2003 on accrued benefits at 1 December 2003.

(d) Vested benefits are benefits that are not conditional upon the continued membership of the fund or any factor, other than resignation from the fund.

Employer contributions paid to the fund during the year to 30 September 2004 was $34 million (2003: $36 million).

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 43 CONTROLLED ENTITIES

The following entities comprise the consolidated entity:

	NOTE	PERCENTAGE OF SHARES HELD 2004	2003
St.George Bank Limited			
St.George Business Finance Pty Limited		**100**	100
St.George Commercial Credit Corporation Limited		**100**	100
St.George Crusade Investment Pty Limited		**100**	100
St.George Custodial Pty Limited		**100**	100
St.George Development Capital Limited	(b)	**-**	100
St.George Dragon Investment Pty Limited		**100**	100
St.George Equity Finance Limited		**100**	100
St.George Executive Superannuation Fund Pty Limited	(c)	**100**	100
St.George Finance Holdings Limited		**100**	100
St.George Financial Services Limited		**100**	100
St.George Finance Limited		**100**	100
St.George Funding Company LLC	(a)	**100**	100
St.George Group Holdings Pty Limited		**100**	100
St.George HCAL Limited		**100**	100
St.George Home Finance Pty Limited		**100**	100
St.George Insurance Pte Limited	(a)	**100**	100
St.George Life Limited		**100**	100
St.George Bank New Zealand Limited	(a)	**100**	100
St.George Management Services Pty Limited		**100**	100
St.George Motor Finance Limited		**75**	75
St.George Motor Wholesale Pty Limited		**75**	75
St.George (Note Issuing Vehicle Only) Pty Limited	(d)	**100**	100
St.George Procurement Management Pty Limited		**100**	100
St.George Security and Custody Pty Limited		**100**	100
St.George Staff Retirement Fund Pty Limited		**100**	100
St.George Superannuation Fund Pty Limited	(c)	**100**	100
St.George Superannuation Holdings Pty Limited	(c)	**100**	100
St.George Wealth Management Pty Limited		**100**	100
St.George Wholesale Finance Pty Limited		**100**	100
St.George WEL Limited		**100**	100
Advance Asset Management Limited		**100**	100
Advance Commercial Finance Limited		**100**	100
Advance Insurance Agencies Pty Limited	(c)	**100**	100
Advance Leasing Limited		**100**	100
Ascalon Capital Managers Limited		**100**	100
Ascalon Operations and Services Pty Limited		**100**	100
ASGARD Capital Management Limited		**100**	100
Assirt Pty Limited		**100**	100
Assirt Software Pty Limited		**100**	100
Buchelin Pty Limited		**100**	100
Canberra Advance Property Limited		**100**	100
Crusade CP Management Pty Limited		**100**	100
Crusade Management Limited		**100**	100
Danaby Pty Limited		**100**	100
Dragon Investment Services Limited		**100**	100
Dysty Pty Limited		**100**	100
HITTON Pty Limited		**100**	100
International Factors Australia Pty Limited	(c)	**100**	100

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 43 CONTROLLED ENTITIES

	NOTES	PERCENTAGE OF SHARES HELD 2004	2003
International Factors Pty Limited	(c)	**100**	100
Kerbridge Energy Pty Limited	(b)	**-**	100
Kerbridge Loyalty Software Pty Limited		**100**	100
Lawnbag Pty Limited	(c)	**100**	100
Nationwide Management Pty Limited		**100**	100
NSW Future Plan Pty Limited	(c)	**100**	100
PACT Accountants Investment Group Pty Limited		**100**	100
Scottish Pacific Business Finance Administration Limited		**100**	100
Scottish Pacific Business Finance Holdings Pty Limited		**100**	100
Scottish Pacific Business Finance Limited	(a)	**100**	100
Scottish Pacific Business Finance Pty Limited		**100**	100
Scottish Pacific Management Services Pty Limited		**100**	100
SEALCORP Holdings Limited		**100**	100
SEALCORP Services Pty Limited	(c)	**100**	100
SECURITOR Financial Group Limited		**100**	100
Talaad Pty Limited	(c)	**100**	100
Target Nominees Limited	(c)	**100**	100
Thomaston Rail Pty Limited	(c)	**100**	100
Value Nominees Pty Limited		**100**	100
Votraint No. 1182 Pty Limited		**100**	100
VS&L Insurance Agency Pty Limited		**100**	100
VS&L Services Pty Limited		**100**	100

(a) St.George Funding Company LLC is a Delaware limited liability company and carries on business in the USA. St.George Insurance Pte Ltd is incorporated in and carries on business in Singapore. Scottish Pacific Business Finance Limited and St.George Bank New Zealand Limited are incorporated in and carry on business in New Zealand. All other controlled entities are incorporated in Australia.

(b) The following controlled entities were disposed of during the year:
- St.George Development Capital Limited on 10-May-04
- Kerbridge Energy Pty Limited on 28-Nov-03

(c) These companies are in voluntary liquidation.

(d) Formerly St.George Procurement Pty Limited.

NOTE 44 SEGMENT RESULTS

(a) Business Segments

Business segments are based on St.George's organisational structure. During 2004, St.George was comprised of four business segments, namely:

Personal Customers (PC)

Responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits and small business banking. This division also manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking.

Institutional and Business Banking (IBB)

Responsible for liquidity management, securitisation, wholesale funding, capital markets,treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

BankSA (BSA)

Responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services are now extending into country New South Wales and Victoria as part of St.George's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

Wealth Management (WM)

Responsible for providing funds management and administration, dealer group services, margin lending, financial planning, investment advice, private banking services and general and life insurance. While accountability for the Gold segment resides with WM, for Segmental Reporting purposes, the assets, liabilities and results remain within PC.

Notes to the Financial Statements

NOTE 44 SEGMENT RESULTS

FOR THE YEAR ENDED 30 SEPTEMBER 2004 ($M)	PERSONAL CUSTOMERS	INSTITUTIONAL & BUSINESS BANKING	BANKSA	WEALTH MANAGEMENT	OTHER	CONSOLIDATED
Segment revenue						
Net interest income	931	379	246	56	-	1,612
Other income	397	235	78	248	-	958
Individually significant item	-	-	-	-	17	17
Total segment revenue	1,328	614	324	304	17	2,587
Segment expense						
Bad and doubtful debts	66	33	11	2	-	112
Operating expenses						
- Other provisions	26	22	7	17	-	72
- Depreciation	52	6	9	2	-	69
- Deferred expenditure amortisation	49	4	7	2	-	62
- Other expenses	551	170	124	174	-	1,019
Total operating expenses	678	202	147	195	-	1,222
Individually significant items	-	-	-	-	17	17
Goodwill amortisation	-	-	-	-	103	103
Total segment expense	744	235	158	197	120	1,454
Share of profit of investments in associates	-	(2)	-	-	-	(2)
Profit/(loss) before income tax expense	584	381	166	107	(103)	1,135
Expense to income ratio (1)	51.1%	32.9%	45.4%	64.1%		
Income tax expense						372
Profit after income tax						763
Outside equity interests (OEI)						(4)
Profit after income tax and OEI						767

AS AT 30 SEPTEMBER 2004 ($M)	PERSONAL CUSTOMERS	INSTITUTIONAL & BUSINESS BANKING	BANKSA	WEALTH MANAGEMENT	OTHER	CONSOLIDATED
Assets						
- investments in associates	-	-	-	-	2	2
- other assets	33,795	22,061	8,644	3,158	2,300	69,958
Segment Assets	33,795	22,061	8,644	3,158	2,302	69,960
Segment Liabilities	23,999	33,433	5,974	799	726	64,931
Other Segment Disclosure						
- securitised loans	10,172	-	377	-	-	10,549
- managed funds	-	-	-	24,825	-	24,825

(1) Excludes bad and doubtful debts expense, significant items and goodwill amortisation.

Notes to the Financial Statements

NOTE 44 SEGMENT RESULTS

FOR THE YEAR ENDED 30 SEPTEMBER 2003 ($M)	PERSONAL CUSTOMERS	INSTITUTIONAL & BUSINESS BANKING	BANKSA	WEALTH MANAGEMENT	OTHER	CONSOLIDATED
Segment revenue						
Net interest income	836	343	224	48	–	1,451
Other income	409	210	72	219	–	910
Total segment revenue	1,245	553	296	267	–	2,361
Segment expense						
Bad and doubtful debts	58	32	10	2	–	102
Operating expenses						
– Other provisions	18	19	5	11	–	53
– Depreciation	54	6	10	2	–	72
– Deferred expenditure amortisation	59	6	8	2	–	75
– Other expenses	523	153	120	174	–	970
Total operating expenses	654	184	143	189	–	1,170
Goodwill amortisation	–	–	–	–	108	108
Total segment expense	712	216	153	191	108	1,380
Share of loss of investments in associates	–	3	–	–	–	3
Profit/(loss)before income tax expense	533	334	143	76	(108)	978
Expense to income ratio (1)	52.5%	33.3%	48.3%	70.8%		
Income tax expense						325
Profit after income tax						653
Outside equity interests (OEI)						(5)
Profit after income tax and OEI						658

AS AT 30 SEPTEMBER 2003 ($M)	PERSONAL CUSTOMERS	INSTITUTIONAL & BUSINESS BANKING	BANKSA	WEALTH MANAGEMENT	OTHER	CONSOLIDATED
Assets						
– investments in associates	–	–	–	–	7	7
– other assets	29,777	19,891	7,787	2,755	2,497	62,707
Segment Assets	29,777	19,891	7,787	2,755	2,504	62,714
Segment Liabilities	22,758	28,911	5,403	607	670	58,349
Other Segment Disclosure						
– securitised loans	7,788	–	–	–	–	7,788
– managed funds	–	–	–	19,820	–	19,820

(1) Excludes bad and doubtful debts expense, significant items and goodwill amortisation.

(b) Geographical Segment

The consolidated entity operates predominantly within Australia.

NOTE 45 INTEREST RATE RISK

Interest rate risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings or the value of the consolidated entity.

The objective of the consolidated entity's interest rate risk management policies is to minimise fluctuations in earnings over time from volatility in movements in interest rates.

Interest Rate Risk in Non-Trading Activities

Interest rate risk is monitored by the Bank's Balance Sheet Management unit to ensure that aggregate exposure to interest rate risk is contained within policy guidelines and defined limits set by the Bank's Asset and Liability Committee (ALCO) which reports to the Board. The Balance Sheet Management unit reports to ALCO at least monthly.

The "gap position" between when assets, liabilities and synthetic instruments are contractually due to reprice represents one measure of the consolidated entity's interest rate risk position. The table below details the gap position at 30 September. The Bank does not use this information to manage interest rate risk as the contractual repricing gap position does not reflect the Bank's anticipated repricing gap position.

Gap positions are managed by the Balance Sheet Management unit through the use of derivative products, particularly swaps and options.

Interest rate risk also arises from the impact of interest rate shifts on pricing relationships between asset and liability products of a retail or wholesale nature. The risk is monitored through simulation modelling that estimates the impact on net interest earnings due to changes in interest rates and/or the size and mix of the consolidated entity's balance sheet. Through the use of this simulation model, ALCO oversees interest rate risk management by determining profit risk parameters, product design and pricing policies.

The model's key assumptions are regularly reviewed to take account of both historical relationships and the current competitive and interest rate environment. Risk to earnings is measured by calculating the fluctuation in net interest earnings based on a 1% parallel increase in the bank bill swap curve. This risk is managed to ensure the net interest earnings fluctuation in the next 12 months is limited to a maximum of 10% of operating profit after income tax. This measure captures spread and market risk exposures.

	AS AT 30 SEPTEMBER 2004							
	WITHIN MONTH $M	1 TO 3 MONTHS $M	3 TO 12 MONTHS $M	1 TO 5 YEARS $M	AFTER 5 YEARS $M	NON INTEREST BEARING $M	TOTAL $M	WEIGHTED AVERAGE %
ASSETS								
Cash and liquid assets	1,180	-	-	-	-	-	1,180	4.06
Due from other financial institutions	371	-	-	-	-	-	371	4.75
Trading securities	1,914	2,420	709	78	-	79	5,200	5.30
Investment securities	321	94	-	-	-	-	415	5.78
Loans and other receivables	41,086	855	3,253	9,684	186	(282)	54,782	7.30
Bank acceptances of customers	-	-	-	-	-	5,132	5,132	
Other assets	-	-	-	-	-	2,880	2,880	
Total Assets	44,872	3,369	3,962	9,762	186	7,809	69,960	6.24
LIABILITIES								
Deposits and other borrowings	32,908	6,300	5,298	1,564	13	-	46,083	4.35
Due to other financial institutions	758	-	-	-	-	-	758	4.32
Bonds and notes	3,582	5,519	569	99	-	-	9,769	4.58
Loan capital	-	292	-	762	565	-	1,619	5.94
Bank acceptances	-	-	-	-	-	5,132	5,132	
Other liabilities	-	-	-	-	-	1,570	1,570	
Total Liabilities	37,248	12,111	5,867	2,425	578	6,702	64,931	3.98
TOTAL SHAREHOLDERS' EQUITY						5,029	5,029	
Off-balance sheet items affecting interest rate sensitivity	(16,021)	13,300	1,843	357	521	-	-	
Net mismatch	(8,397)	4,558	(62)	7,694	129	(3,922)		
Cumulative mismatch	(8,397)	(3,839)	(3,901)	3,793	3,922	-		

NOTE 45 INTEREST RATE RISK

	AS AT 30 SEPTEMBER 2003							
	WITHIN MONTH $M	1 TO 3 MONTHS $M	3 TO 12 MONTHS $M	1 TO 5 YEARS $M	AFTER 5 YEARS $M	NON INTEREST BEARING $M	TOTAL $M	WEIGHTED AVERAGE %
ASSETS								
Cash and liquid assets	769	-	-	-	-	-	769	3.23
Due from other financial institutions	335	-	-	-	-	-	335	4.64
Trading securities	2,263	2,211	358	359	27	58	5,276	4.83
Investment securities	37	30	-	76	-	-	143	1.95
Loans and other receivables	36,002	800	3,454	8,836	53	(241)	48,904	6.88
Bank acceptances of customers	-	-	-	-	-	3,391	3,391	
Other assets	-	-	-	-	-	3,896	3,896	
Total Assets	39,406	3,041	3,812	9,271	80	7,104	62,714	5.84
LIABILITIES								
Deposits and other borrowings	30,691	6,975	5,701	1,910	14	-	45,291	3.85
Due to other financial institutions	501	-	-	-	-	-	501	3.40
Bonds and notes	526	3,695	1,206	121	-	-	5,548	4.73
Loan capital	-	292	-	788	-	-	1,080	5.50
Bank acceptances	-	-	-	-	-	3,391	3,391	
Other liabilities	-	-	-	-	-	2,538	2,538	
Total Liabilities	31,718	10,962	6,907	2,819	14	5,929	58,349	3.57
TOTAL SHAREHOLDERS' EQUITY						4,365	4,365	
Off-balance sheet items affecting interest rate sensitivity	(7,255)	7,963	(2,233)	1,521	4	-	-	
Net mismatch	433	42	(5,328)	7,973	70	(3,190)		
Cumulative mismatch	433	475	(4,853)	3,120	3,190	-		

Market Risk from Trading Activities

Market risk is the potential for losses arising from the adverse movements in the level of market factors such as foreign exchange rates, interest rates or exchange rate volatilities. Trading activities give rise to market risk. This risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including value at risk (VaR). VaR is a statistical estimate of the potential loss that could be incurred if the Bank's trading positions were maintained for a defined period of time. A confidence level of 99% is used at St.George; this implies that for every 100 days, the loss will not exceed the VaR limit on 99 of those days. VaR is not an estimate of the maximum loss the trading activities could incur from an extreme market event.

VaR measurements are supplemented by a series of stress tests that are used to capture the possibility of extreme events or market shocks. Additionally the market risk framework includes enforcing stoploss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

St.George uses Monte Carlo simulation to calculate VaR. This model takes into account all relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards.

The following table provides a summary of VaR by total risk taken and by trading unit for the year ended 30 September 2004.

$'000	HIGH	AVERAGE
Foreign Exchange VaR	1,853	614
Domestic VaR	1,329	483
Total Room Risk	1,525	651

Note: the table above incorporates all options risk. VaR is calculated at a 99% confidence interval for a 1 day holding period.

Actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis as part of the model validation process. Hypothetical profit and loss involves holding a portfolio constant thereby excluding any intraday trading activity.

Notes to the Financial Statements

NOTE 46 DERIVATIVES

Definition

A derivative is a financial instrument that provides the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index.

Common derivatives used by the consolidated entity are swaps, options, futures, forwards and foreign exchange contracts. The major characteristics of these are summarised below.

Swaps An interest rate swap is an agreement between two parties to exchange interest obligations periodically based on an underlying notional principal. A cross currency swap involves a principal exchange of amounts in one currency for another currency and a re-exchange of the same principal amounts at maturity. Interest payments and receipts on the principal amounts are exchanged periodically throughout the term.

Options An option is a contract that grants the holder the right but not the obligation to buy or sell the underlying asset at a specific price on a specified date. A call option grants the holder the right but not the obligation to buy at a specified price whereas a put option grants the holder the right but not the obligation to sell at a specified price. The purchaser or holder of the option pays a premium up front to acquire the rights in the option. The risk to the holder is limited to the premium whilst the risk to the seller of the option is unlimited.

Futures A futures contract is a binding obligation to buy or sell a specific quantity of a specific type of goods at an agreed price. Every contract has a buyer and a seller. Most contracts dealt on exchanges are closed out prior to delivery date.

Forwards A forward rate agreement (FRA) is an agreement to fix an interest rate on an agreed notional amount, term and date. The parties then settle the difference between the agreed interest rate and the market rate on the FRA settlement date.

Objectives for Holding Derivative Instruments

The consolidated entity makes use of the derivatives market both for trading purposes and to manage the risk of the Statement of Financial Position.

Hedging

Derivatives provide protection to income streams in a volatile financial environment. Derivatives enable holders of actual or anticipated assets and liabilities (those with a value that may vary with rising or falling interest rates) to modify and eliminate the risk of varying values by transferring it to another entity that is willing to assume the risk.

The consolidated entity's objective when entering the derivative market for asset and liability management purposes is to protect future interest income streams in light of uncertain economic variables. The core operations of the consolidated entity are subject to the risk of interest rate fluctuations to the degree that the interest earning assets exceed the interest bearing liabilities or vice versa, in any given maturity or repricing period.

Trading

The majority of derivatives trading originate from proprietary trading and servicing selected clients' needs. Strict controls and trading limits are used to monitor the price risk resulting from interest rate and exchange rate fluctuations on net open positions. The credit risk associated with the instruments is limited to the current net market value, which represents a small portion of the notional amount.

NOTE 46 DERIVATIVES

Strategies for Achieving Objectives of Holding Derivative Instruments

The primary objective in asset and liability management is to provide the maximum level of income while maintaining prudent levels of interest rate, liquidity and funding risk. In order to achieve these objectives a variety of interest rate forwards, swaps and options as well as cross currency derivatives are employed.

For all activities, the consolidated entity monitors future interest rate risk by simulating future net interest income resulting from applying a variety of different rate scenarios to its projected Statement of Financial Position. The consolidated entity also seeks to manage net interest income by hedging interest rate exposure arising from anticipated future transactions.

This process is controlled and managed through ALCO, which addresses risk exposures and hedging requirements on a monthly basis (or more frequently if required). Where an on-balance sheet solution cannot be employed to position the Statement of Financial Position effectively, the derivatives market is used.

The risks associated with derivatives are identical to the risks that are encountered by the consolidated entity for normal retail and commercial banking business (credit risk, market risk and liquidity risk). These risks are managed consistently in line with the consolidated entity's overall risk management policies.

The following table provides an overview of the consolidated entity's exchange rate and interest rate derivatives as at 30 September. It includes all trading and non-trading contracts.

	CONSOLIDATED				BANK			
	NOTIONAL AMOUNT		CREDIT EQUIVALENT		NOTIONAL AMOUNT		CREDIT EQUIVALENT	
$M	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
(a) Interest Rate Commitments								
Futures	**14,591**	7,627	**-**	-	**14,591**	7,627	**-**	-
Forward rate agreements	**31,585**	29,830	**3**	4	**31,585**	29,830	**3**	4
Swaps	**72,399**	63,493	**195**	198	**72,428**	63,493	**195**	198
Options	**362**	34	**2**	-	**362**	34	**2**	-
Total Interest Rate Commitments	**118,937**	100,984	**200**	202	**118,966**	100,984	**200**	202
(b) Foreign Exchange Commitments								
Spot,Forwards	**9,839**	13,849	**168**	263	**9,839**	13,849	**168**	263
Swaps	**9,961**	5,985	**620**	277	**9,961**	5,985	**620**	277
Options	**3,109**	4,321	**18**	30	**3,109**	4,321	**18**	30
Total Foreign Exchange Commitments	**22,909**	24,155	**806**	570	**22,909**	24,155	**806**	570

The credit equivalent amounts represent a measure of the potential loss to the consolidated entity as a result of non-performance by a counter party.

The notional amounts for derivatives do not represent assets or liabilities on the Statement of Financial Position, but represent the basis for calculating net amounts from underlying reference rates. The consolidated entity's exposure to counterparty risk is, therefore, limited to the positive value attached to the derivative arising from favourable movements in the underlying reference rates.

The credit risk associated with futures contracts is negligible as contracts are collateralised by cash with any changes in market value of contracts being settled on a daily basis with the clearing house.

As the consolidated entity's primary reason for holding derivatives is for Statement of Financial Position hedging purposes, the majority of derivatives have been transacted with financial institutions of investment grade quality. The consolidated entity's credit policy and procedures ensures that exposures to counterparty risks are constantly monitored, thereby limiting credit risk concentration to any individual counterparty through risk limits approved by the Board.

Notes to the Financial Statements

NOTE 47 RELATED PARTY TRANSACTIONS

Australian banks have been exempted (subject to certain conditions), under an amended ASIC Class Order 98/0110 dated 10 July 1998 (amended by Class Order 04/365 dated 15 July 2004), from making disclosure of:

- any loan made, guaranteed or secured by a bank to related parties; and
- financial instrument transactions between related parties (other than in respect of shares and share options), where a Specified Director or Specified Executive of the Bank or an entity controlled or significantly influenced by the Specified Director or Specified Executive is not a party and where the loan or financial instrument transaction is lawfully made and occurs in the ordinary course of banking business on either:
  a) an arms-length basis; or
  b) with approval of a general meeting of the relevant entity and its ultimate parent entity.

The exemption does not cover transactions that relate to the supply of goods and services to a bank.

The Class Order does not apply to a loan or financial instrument transaction which any director of the Bank or Specified Executive should be reasonably aware that, if not disclosed, would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

This exemption is subject to the Bank providing evidence to ASIC that the Bank has systems of internal controls and procedures which:

(a) in the case of any material financial instrument transaction, ensure that; and

(b) in any other case, are designed to provide a reasonable degree of assurance that;

any financial instrument transaction which may be required to be disclosed in the Bank's financial statements and which is not entered into regularly is brought to the attention of directors.

Loans

Details of the aggregate of loans made to Specified Directors and Specified Executives are as follows:

	BALANCE AT 1 OCT 2003 $	INTEREST CHARGED $	BALANCE AT 30 SEP 2004 $	NUMBER OF INDIVIDUALS
Specified Directors	**319,734**	**24,814**	**314,934**	**1**
Specified Executives	**9,730,939**	**672,713**	**10,985,488**	**7**

Details of loans to Specified Directors and Specified Executives where the individual's loan(s) balances exceeded $100,000 at any time during the year are as follows:

NAME	BALANCE AT 1 OCT 2003 $	BALANCE AT 30 SEP 2004 $	HIGHEST BALANCE DURING THE YEAR $	INTEREST CHARGED $	INTEREST NOT CHARGED $
Specified Directors					
L B Nicholls	**319,734**	**314,934**	**334,452**	**24,814**	**-**
Specified Executives					
G Bartlett	**3,884,866**	**3,893,921**	**3,974,964**	**213,716**	**8,292**
P Clare	**262,930**	**1,218,545**	**1,370,478**	**30,505**	**-**
P Fegan	**1,530,284**	**2,122,682**	**2,369,704**	**177,518**	**-**
J Loebenstein	**148,739**	**253,077**	**257,015**	**9,481**	**-**
S McKerihan	**3,229,621**	**2,757,572**	**3,586,878**	**197,718**	**-**
A Thorburn	**674,499**	**630,902**	**812,286**	**36,082**	**-**
B Wright	**-**	**108,789**	**148,533**	**7,693**	**-**

No loans to Specified Executives or Specified Directors have been guaranteed or secured against the assets of any entities in St.George. No amounts have been written down or provided for as the loans are considered fully performing. With the exception of an interest free loan to Mr G Bartlett that was advanced in 1989 for $140,785, the contractual terms of the loans are consistent with those offered by the Bank to its customers. For loans that have loan interest offset facilities, the interest charged that is disclosed above is calculated after the offset.

NOTE 47 RELATED PARTY TRANSACTIONS

Equity Holdings

The movement during the reporting period in the number of ordinary shares, PRYMES or SAINTS of St.George Bank Limited held directly, indirectly or beneficially, by each Specified Director and Specified Executive, including their personally-related entities is as follows:

		MOVEMENTS DURING THE YEAR				
	HELD AT 1 OCT 2003	PURCHASES	EXERCISE OF OPTIONS	EXERCISE OF RIGHTS	SALES	HELD AT 30 SEP 2004
Shares						
Specified Directors						
F J Conroy	13,179	1,399	-	-	-	14,578
G P Kelly	25,000	-	-	25,000	(25,000)	25,000
L F Bleasel	41,257	5,214	-	-	-	46,471
J S Curtis	15,201	2,965	-	-	-	18,166
R A F England	-	500	-	-	-	500
P D R Isherwood	23,999	1,288	-	-	-	25,287
L B Nicholls	1,604	2,013	-	-	-	3,617
G J Reaney	40,412	1,976	-	-	-	42,388
J M Thame	150,000	-	-	-	-	150,000
	310,652	15,355	-	25,000	(25,000)	326,007
Specified Executives						
G Bartlett	458,959	71	-	22,944	-	481,974
R Chapman	2,571	500	-	3,484	-	6,555
P Clare	2,797	169	-	6,575	(4,492)	5,049
P Fegan	-	20,062	-	21,204	-	41,266
J Loebenstein	256,857	1,321	-	15,585	(1,250)	272,513
S McKerihan	346,968	71	-	27,640	-	374,679
A Thorburn	3,676	-	-	5,213	-	8,889
B Wright	26,842	-	-	13,637	-	40,479
	1,098,670	22,194	-	116,282	(5,742)	1,231,404
PRYMES						
Specified Directors						
F J Conroy	63	-	-	-	-	63
L F Bleasel	427	-	-	-	-	427
J M Thame	63	-	-	-	-	63
	553	-	-	-	-	553
SAINTS						
Specified Directors						
F J Conroy	-	109	-	-	-	109
J S Curtis	-	318	-	-	-	318
G P Kelly	-	208	-	-	-	208
P D R Isherwood	-	263	-	-	-	263
	-	898	-	-	-	898

NOTE 47 RELATED PARTY TRANSACTIONS

Specified Directors and Specified Executives and their personally related entities received dividends on these equity instruments on conditions that are no more favourable than other equity holders.

Options and Rights over Unissued Shares

Exercised

Details of shares issued as a result of the exercise of options or rights over unissued shares by Specified Directors and Specified Executives during the year, together with consideration paid (where applicable) are disclosed in Note 12.

Held

Details of options or rights over unissued shares held by Specified Directors and Specified Executives are disclosed in Note 12.

Other transactions of Specified Directors, Specified Executives and their personally related entities

Financial Instruments Transactions

Financial instrument transactions (other than in respect of loans and shares disclosed) with the Specified Directors and Specified Executives of the Bank occur in the ordinary course of business of the Bank on an arm's length basis, and are considered to be trivial or domestic transactions as they are in the nature of normal personal banking and deposit transactions.

Other Non-Financial Transactions

A number of Specified Directors and Specified Executives, or their personally related entities, hold directorships in other entities. A number of these entities transact with the consolidated entity in the reporting period. The terms and conditions of those transactions were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to unrelated entities on an arm's length basis.

The Bank has agreements with certain Non-Executive directors providing for benefits to be paid on their retirement or death. The maximum benefit payable is disclosed in Note 12.

The Bank has agreements with the Managing Director and Specified Executives providing for termination payments in certain circumstances. Details of these service contracts are disclosed in Note 12 .

All other transactions with Specified Directors, Specified Executives and their personally related entities are conducted on an arm's length basis in the normal course of business and on standard commercial terms and conditions and are considered to be trivial. These transactions principally involve the provisions of financial, utility and postal services by personally related entities.

Controlled Entities

The Bank's aggregate investment in amounts receivable from and amounts due to controlled entities are disclosed in the Statement of Financial Position of the Bank.

Details of amounts paid or received from controlled entities in the form of dividends or interest are set out in Notes 3 and 4 of the Financial Statements.

Apart from the details disclosed above, no Specified Directors, Specified Executives or their personally related entities has entered into a material contract with the consolidated entity during the year. In the opinion of the Specified Directors and Specified Executives there are no contracts in existence with Specified Directors, Specified Executives and their personally related entities that may conflict with their ability to act in the best interests of the Bank.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 48 NET FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure is limited to the net fair value of the consolidated entity's on and off-balance sheet financial instruments. The disclosure excludes all non-financial instruments and hence the aggregate net fair value amounts are not representative of the underlying value of the consolidated entity.

The net fair value represents the amount (after transaction costs) for which an asset could be exchanged or a liability settled in an arms-length transaction between willing parties. The value of the consolidated entity's relationship with customers together with non-financial instruments is not included in the disclosure below.

Quoted market prices are adjusted for material transaction costs and used as the measure of net fair value. Where quoted market prices are not available, net fair values are based on present value estimates or other methods of valuation. The fair value of short-term financial instruments is estimated to equal their carrying value as these instruments reprice or mature in 180 days or less with no significant change in credit risk.

The estimates of net fair value are subjective and involve the exercise of judgement. Changes in assumptions used could have a material impact on the amounts disclosed. As a result, it is difficult to make reasonable comparisons of the consolidated entity to other financial institutions due to the wide range of valuation techniques and numerous estimates that must be made.

	CARRYING VALUE		FAIR VALUE	
$M	**2004**	2003	**2004**	2003
Financial Assets				
Cash and liquid assets	**1,180**	769	**1,180**	769
Due from other financial institutions	**371**	335	**371**	335
Trading securities	**5,200**	5,276	**5,200**	5,276
Investment securities	**415**	143	**415**	141
Loans and other receivables	**54,782**	48,904	**54,950**	48,978
Bank acceptances of customers	**5,132**	3,391	**5,132**	3,391
Other financial assets	**362**	1,230	**362**	1,230
Financial liabilities				
Deposits and other borrowings	**46,083**	45,291	**46,075**	45,351
Due to other financial institutions	**758**	501	**758**	501
Bank acceptances	**5,132**	3,391	**5,132**	3,391
Bonds and notes	**9,769**	5,548	**9,778**	5,546
Loan capital	**1,619**	1,080	**1,636**	1,127
Other financial liabilities	**1,073**	2,099	**1,039**	1,979

NOTE 48 NET FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and liquid assets, due from other financial institutions and bank acceptances of customers

The carrying value of cash and liquid assets, due from other financial institutions and bank acceptances of customers approximate their net fair value as they are short term in nature or are receivable on demand.

Trading securities

Trading securities are recorded at market value. Market value is based on quoted market prices, broker or dealer price quotations.

Investment securities

Net fair value is based on quoted market prices, broker or dealer price quotations. Where such prices are not available, net fair value is estimated using quoted market prices for securities with similar characteristics.

Loans and other receivables

The carrying value of loans and other receivables is net of specific and general provisions for doubtful debts and unearned income. For variable rate loans (excluding impaired loans), the carrying amount is a reasonable estimate of net fair value. The net fair value of fixed rate loans that reprice within six months of balance date is the carrying value at 30 September. For other fixed rate loans, the net fair value was calculated by discounting the estimated future cash flows using current market rates.

For impaired assets the net fair value is calculated by discounting expected future cash flows using a discount rate that includes a premium for uncertainty of the cash flows.

Deposits and other borrowings

The net fair value of at call, variable rate deposits and fixed rate deposits repricing within six months, is the carrying value at 30 September. For other deposits, discounted cash flow models based upon current market rates for debt with similar characteristics and maturities were used to calculate net fair values.

Due to other financial institutions

The carrying value of balances due to other financial institutions is considered to approximate their net fair value.

Bonds and notes and loan capital

The net fair value of bonds and notes and loan capital was calculated based on quoted market prices at 30 September. Where quoted prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining maturity of the instrument was used.

Other financial liabilities

This category includes the on-balance sheet impact of derivatives for which the net fair value is calculated by discounting projected cash flows using current market yields. The carrying amount of accrued expenses payable is considered to approximate the net fair value.

Provision for income tax, dividends, employee entitlements and restructuring are not considered to be financial instruments.

NOTE 49 EVENTS OCCURRING AFTER REPORTING DATE

Dividends

Since 30 September 2004 the Bank has proposed a final dividend, see Note 9 for details.

International Financial Reporting Standards (IFRS)

For reporting periods beginning on or after 1 January 2005 St.George Bank Limited must comply with Australian equivalent International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

St.George will first report in compliance with IFRS for the six-month period to 31 March 2006. IFRS requires the restatement of comparative financial statements using all standards except AASB 132 "Financial Instruments: Disclosure and Presentation", AASB 139 "Financial Instruments: Recognition and Measurement" and AASB 4 "Insurance Contracts". This will require St.George to restate the opening balance sheet at 1 October 2004. Except for those standards above, IFRS transition adjustments will be made retrospectively against opening retained earnings at 1 October 2004. Transition adjustments for those standards where comparatives are not required will be made at 1 October 2005.

The differences between Australian GAAP and IFRS identified by management to date as potentially having a significant effect on the financial position and financial performance of St.George are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

Regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to St.George's financial statements in the future.

Transition Management

St.George established an IFRS conversion program in April 2003. A project team is responsible for assessing the impact that IFRS will have on the accounting and reporting of St.George, ensuring systems are in place to capture IFRS information, and putting in place the framework to ensure St.George complies with IFRS by 1 October 2005. The IFRS project is monitored by a Steering Committee chaired by the Chief Financial Officer and regular updates are provided to the Audit and Compliance Committee and the Board.

The planning and analysis phase of the project has been substantially completed and system implications and changes are being specified. The process and system changes will be implemented prior to 30 September 2005.

The key potential implications of the conversion to IFRS for St.George are discussed below. St.George has not finalised the financial impacts of IFRS.

Income tax

The transition to IFRS will require the adoption of the balance sheet approach. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base, which may result in more deferred tax assets and liabilities. Under IFRS tax effects are required to follow the underlying transaction, therefore the tax impacts can also be recognised in equity.

Hybrid Financial Instruments

PRYMES, Depository Capital Securities and Perpetual Notes, which are currently classified as equity, will be classified as debt. The dividends payable (where applicable) on these instruments will be classified as interest. It is expected that the recently issued SAINTS will continue to be classified as equity.

Notes to the Financial Statements

NOTE 49 EVENTS OCCURING AFTER REPORTING DATE

Transaction Fees and Costs

New rules will require fees to be recognised as either an adjustment to yield or spread over the period of service. IFRS also requires the deferral of directly attributable incremental loan origination costs and their recognition as a yield adjustment net of any fees received.

On transition certain fees previously recognised as income will be deferred in the balance sheet with a corresponding adjustment to retained earnings.

The classification of certain fee income and loan origination costs will change.

Share Based Payments

St.George does not currently recognise an expense in relation to its employee share and option schemes. On adoption of IFRS St.George will recognise an expense for all share based remuneration and will amortise this expense over the relevant vesting periods.

Goodwill

Goodwill acquired in a business combination will not require amortisation, but will instead be subject to impairment testing at least annually. If there is any impairment, it will be recognised immediately.

Hedging

All derivatives contracts, whether used as hedging instruments or otherwise, will be carried at fair value in St.George's Statement of Financial Position. St.George currently marks to market trading derivatives. To the extent hedges are ineffective, IFRS requires such ineffectiveness to be reflected in earnings. Where ineffectiveness is outside the prescribed range, IFRS precludes the use of hedge accounting and this will result in significant volatility in earnings. St.George expects to use a combination of fair value and cash flow hedging methods in respect of its interest rate risk hedges.

Loan Provisioning

The general provision based on 0.5% of risk weighted assets will be replaced, on adoption of IFRS, by a provision based on collective assessment in accordance with IFRS. Specific provisions will continue but will be measured based on IFRS requirements.

Securitisation

IFRS introduces new requirements for the recognition of financial assets, including those transferred to a special purpose vehicle for securitisation. Existing securitisations require review to determine whether they are grandfathered under IFRS, and if not, an assessment of the accounting treatment that will be required under IFRS. Further, a different interpretation of the consolidation rules applicable to special purpose vehicles may result in some vehicles being consolidated by St.George. This will result in additional assets and associated liabilities being recognised.

Regulatory Capital Treatment

A number of the above IFRS impacts affect the asset and equity items currently included in the calculation of the St.George's capital adequacy determined in accordance with APRA requirements. APRA has issued a discussion paper on its approach to the impacts of IFRS on prudential requirements but has yet to provide its detailed response to these issues. At this stage, it is unclear as to the impacts that IFRS may have on St.George's capital adequacy position.

Directors' Declaration

FOR THE YEAR ENDED 30 SEPTEMBER 2004

In the opinion of the directors of St.George Bank Limited ("the Bank"):

1. (a) the financial statements and notes, set out on pages 2 to 76 are in accordance with the Corporations Act 2001, including:
   - (i) giving a true and fair view of the financial position of the Bank and consolidated entity as at 30 September 2004 of their performance, as represented by the results of their operations and their cash flows for the year ended on that date; and
   - (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

   (b) at the date of this declaration, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they become due and payable.
2. There are reasonable grounds to believe that the Bank and the controlled entities identified in Note 41 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Bank and those controlled entities pursuant to ASIC Class Order 98/1418.

For and on behalf of the Board of Directors and in accordance with a resolution of the directors:

F J Conroy
Chairman

G P Kelly
Chief Executive Officer and Managing Director

Dated at Sydney, New South Wales
1 November 2004

Independent Audit Report to the Members of St.George Bank Limited

FOR THE YEAR ENDED 30 SEPTEMBER 2004

SCOPE

We have audited the financial report of St.George Bank Limited ("the Bank"), for the financial year ended 30 September 2004, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes (1 to 49), and the directors' declaration set out on pages 2 to 77. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Bank and the entities it controlled at the end of the year or from time to time during the financial year. The Bank's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Bank.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Bank's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of St.George Bank Limited is in accordance with:

a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the Bank's and consolidated entity's financial position as at 30 September 2004 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

J F TEER
Partner
10 Shelley Street,
Sydney, New South Wales, 2000
1 November 2004

Supplementary Financial Information

FOR THE YEAR ENDED 30 SEPTEMBER 2004

CAPITAL ADEQUACY

Under Australian Prudential Regulation Authority's (APRA) risk based framework, Statement of Financial Position exposures are assessed on potential risk of borrower and counterparty default. This credit risk is divided into three broad types of counterparty, being, governments, banks and other counterparties, with individual exposures weighted according to four categories of risk weighting (0, 20, 50 and 100 percent). In addition to counterparty credit risk, limited recognition is given to underlying collaterals and guarantees.

APRA requires Australian banks to hold sufficient levels of capital to cover the market risk of their trading books. Market risk is the risk of loss arising from the movements in market price in both on and off balance sheet positions.

APRA's guidelines stipulate that banks maintain a ratio of qualifying capital to risk weighted assets (credit risk assets plus notional market risk assets) of at least 8 percent. Qualifying capital is comprised of two discrete tiers. Tier 1 capital must constitute at least 50 percent of the minimum capital requirement and the contribution made to the capital adequacy ratio by Tier 2 capital cannot exceed that made by Tier 1. Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in the mortgage insurance company (St.George Insurance Pte Ltd) are deducted from Tier 1 capital. Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life companies are deducted from the total of Tier 1 and Tier 2 capital.

The position with respect to these ratios as at 30 September is summarised below:

	CONSOLIDATED	
$M	**2004**	2003
Qualifying Capital		
Tier 1		
Share capital	**3,921**	3,468
Reserves	**376**	413
Retained profits	**619**	442
Perpetual notes[1]	**29**	-
Less: Expected dividend	**(239)**	(190)
Capitalised expenses[2]	**(180)**	-
Goodwill and other APRA adjustments[3]	**(1,416)**	(1,459)
Total tier 1 capital	**3,110**	2,674
Tier 2		
Asset revaluations	**55**	58
SAINTS	**43**	-
Perpetual notes[1]	**-**	17
Subordinated debt	**1,355**	917
General provision for doubtful debts (not tax effected)	**209**	176
Total tier 2 capital	**1,662**	1,168
Deductions		
Investment in non-consolidated entities net of goodwill and Tier 1 deductions[4]	**27**	27
Other	**1**	1
Total deductions from capital	**28**	28
Total qualifying capital	**4,744**	3,814

(1) Reclassification of perpetual notes relating to the Bank's New Zealand Operations from Tier 2 to Tier 1 was granted by APRA in March 2004.

(2) From 1 July 2004, APRA require banks to deduct certain capitalised expenses such as home loan broker commissions and capitalised borrowing costs from Tier 1 capital.

(3) Investments (pre-acquisition retained earnings) in funds management and administration companies and the mortgage insurance company (St.George Insurance Pte Ltd) are deducted from Tier 1 capital.

(4) Holdings of other bank's capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 capital.

Supplementary Financial Information

FOR THE YEAR ENDED 30 SEPTEMBER 2004

CAPITAL ADEQUACY

	FACE VALUE 2004 $M	RISK WEIGHT %	RISK WEIGHTED BALANCE 2004 $M	RISK WEIGHTED BALANCE 2003 $M
Risk Weighted Assets				
(i) On Balance Sheet Assets				
Cash, claims on Reserve Bank, Australian Commonwealth, State and Territory Governments, Central Government and Central Banks of OECD countries	**7,018**	**0**	**-**	-
Longer term claims on Australian Commonwealth, State and Territory governments	**-**	**10**	**-**	-
Claims on local governments, public sector entities, Authorised Deposit Taking Institutions	**290**	**20**	**58**	69
Loans secured by residential property	**42,490**	**50**	**21,245**	19,008
All other assets	**19,451**	**100**	**19,451**	16,132
Total on Balance Sheet assets*-credit risk	**69,249**		**40,754**	35,209

	FACE VALUE 2004 $M	CREDIT EQUIVALENT %	RISK WEIGHTED BALANCE 2004 $M	RISK WEIGHTED BALANCE 2003 $M
(ii) Off Balance Sheet Exposures				
Direct credit substitutes	**523**	**523**	**523**	447
Trade and performance related items	**69**	**19**	**19**	20
Commitments	**15,785**	**1,082**	**701**	687
Foreign exchange, interest rate and other market related transactions	**141,170**	**1,006**	**216**	161
Total off Balance Sheet exposures - credit risk	**157,547**	**2,630**	**1,459**	1,315
Risk weighted assets - credit risk			**42,213**	36,524
Risk weighted assets - market risk			**368**	379
Total risk weighted assets			**42,581**	36,903
Capital Adequacy Ratio			%	%
Tier 1			**7.3**	7.2
Tier 2			**3.9**	3.2
Less deductions			**(0.1)**	(0.1)
Total Capital Ratio			**11.1**	10.3

* The difference between total on balance sheet assets and the consolidated entity's Statement of Financial Position results from the alternative treatment prescribed by APRA for items such as goodwill and provisions for bad and doubtful debts.

ABN

ST.GEORGE BANK LIMITED
ABN 92 055 513 070

KEY DATES

Annual General Meeting
(Sydney) 17 December 2004

Shareholder Information Meeting
(Melbourne) 30 May 2005*

ANNOUNCEMENT OF RESULTS AND ORDINARY DIVIDEND

Interim (half year ended 31 March 2005)
3 May 2005*

Final (year ended 30 September 2005)
3 November 2005*

ORDINARY SHARES

Final dividend (2004) payable
17 December 2004

- Ex-dividend trading 29 November 2004
- Record date 3 December 2004

Interim dividend (2005) payable
4 July 2005*

- Ex-dividend trading 14 June 2005*
- Record date 20 June 2005*

PRYMES

Payment date 21 February 2005*

- Ex-dividend trading 1 February 2005*
- Record date 7 February 2005*

Payment date 22 August 2005*

- Ex-dividend trading 2 August 2005*
- Record date 8 August 2005*

SAINTS

Payment date 21 February 2005*

- Ex-dividend trading 1 February 2005*
- Record date 7 February 2005*

Payment date 20 May 2005*

- Ex-dividend trading 2 May 2005*
- Record date 6 May 2005*

Payment date 22 August 2005*

- Ex-dividend trading 2 August 2005*
- Record date 8 August 2005*

Payment date 21 November 2005*

- Ex-dividend trading 1 November 2005*
- Record date 7 November 2005*

* Proposed dates only

CONTACT DETAILS

ST.GEORGE REGISTERED OFFICE

St.George House
4-16 Montgomery Street
Kogarah NSW 2217, Australia
Telephone: (02) 9236 1111
International: (612) 9236 1111
Facsimile: (02) 9952 1000

Secretary: M H S Bowan

ST.GEORGE SHARE REGISTRY

Computershare Investor
Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Postal Address: GPO Box 4519
Melbourne VIC 3001, Australia
Telephone: 1800 804 457
International: (613) 9415 4024
Facsimile: (613) 9473 2500

BANKSA

97 King William Street
Adelaide SA 5000
Customer Service: 131 376

ADVANCE ASSET MANAGEMENT

Level 10, 182 George Street
Sydney NSW 2000
Customer Service: 1800 819 935

SEALCORP

Level 12, 400 George Street
Sydney NSW 2000
Telephone: (02) 9947 1255
Facsimile: (02) 9511 2366

DEUTSCHE BANK

(American Depository Receipts)
Depository Receipts Department
60 Wall Street
New York, NY 10005, USA
Telephone: (1 212) 602 3761

CUSTOMER SERVICES

St.George Customer Service Centre	133 330
New Account Enquiries/Insurance	133 555
dragondirect	1300 301 020
Private Bank	(02) 9236 1882
Business Banking	133 800
Investment Advice	1300 367 240
St.George Margin Lending	1300 304 065
Auto/Commercial Finance	1300 301 315
Group Treasury and Capital Markets	(02) 9320 5555
Advance Funds Management	1800 819 935
ASGARD Master Trust	1800 998 185
Customer Relations	1800 804 728

EMAIL/INTERNET

Email: stgeorge@stgeorge.com.au

Internet: www.stgeorge.com.au

AUDITORS

KPMG
10 Shelley Street
Sydney NSW 2000

CREDIT RATINGS

Short Term

Standard and Poor's	A-1
Moody's Investors Service	P-1
Fitch Ratings	F1

Long Term

Standard and Poor's	A
Moody's Investors Service	A2
Fitch Ratings	A+

FULL FINANCIAL REPORT (2004)

St.George's Full Financial Report is available on the St.George Bank website (www.stgeorge.com.au). Shareholders wishing to be mailed a copy can contact St.George's share registry — Computershare Investor Services — on 1800 804 457.

designed and produced by billy blue creative Photography: John Marmaras

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,874
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,745
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 November 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
513,821,669	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share
3	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Richard Anthony Fountayne England
Date of appointment	10 September 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
2,500 shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Domkirke Pty Ltd <The Richard England Superannuation Fund>	2000 shares (fully paid ordinary)

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	375,201
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 November 2004 - 450 shares 16 November 2004 - 374,751 shares

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
514,196,870	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share
3	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 16/11/2004

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

end of year update 2004




st.george

Chairman's Report

The financial year to 30 September 2004 has seen another strong result for St.George.

Net profit after tax, preference dividends and significant items was up 18.3 per cent to $717 million from $606 million. Earnings Per Share, before goodwill amortisation and significant items, grew by 13.1 per cent.

This strong performance was based upon continued growth in deposit and lending volumes underpinned by effective cost management. Importantly, the Group's credit quality remained outstanding. The Group is seeing the rewards of a consistent and well-implemented strategy.

The Directors were pleased to announce a fully franked final dividend of 62 cents per share. The total dividend payable for the full year increased by 28.4 per cent to $1.22. The dividend has more than doubled since 2000 when it was 55 cents. The Dividend Reinvestment Plan will continue with arrangements similar to last year.

In 2001, St.George granted Sell Back Rights to effect an off-market buy-back of the Bank's shares. Subsequently, the Australian Tax Office issued a ruling stating that shareholders who received the Rights would be liable for income tax on the market value of those Rights.

St.George then undertook litigation on behalf of shareholders. In April 2004, the Federal Court held that St.George shareholders should not be taxed on the value of these Rights when they were granted. In May 2004, the Commissioner of Taxation lodged an appeal to the Full Federal Court against the decision.

The hearing date for this matter has been set for 12 November 2004, with a decision not expected until the first half of 2005. Shareholders will be kept fully informed of developments as they occur.



During the year, the Group undertook a very active capital management program. Initiatives included the successful $350 million Tier 1 capital raising (SAINTS). These funds are being used to enhance the Bank's overall capital position, provide for the Australian Prudential Regulatory Authority's requirements regarding Tier 1 capital and fund ongoing business growth.

In addition, St.George undertook three mortgage backed securitisation transactions through its Crusade Securitisation program. The most recent transaction, in September, was a multi-currency issue in euro, US dollars and AU dollars, totalling AU dollars 2.2 billion. This funding followed earlier transactions in the US and Europe, bringing the total issuance to $5.7 billion.

The Group has again benefited from a robust Australian economy. An underlying momentum throughout the business is being maintained. For 2005, the outlook for the Group remains a target of 10 per cent earnings per share growth. St.George is targeting double digit earnings per share growth for 2006, assuming a reasonably robust economy.

In May, I announced that I would be standing down as Chairman and Director at this year's Annual General Meeting. I indicated that, over the past 20 years I had been travelling extensively for business and while my wife and I both continue to enjoy good health, it was time to step down from all corporate and public commitments. I have been on the Board of St.George since 1995 and Chairman since 1996 and am confident I am leaving the Bank in a very solid position.

I was pleased to announce in August this year that Mr John Thame had been appointed Chairman effective from December 2004. Mr Thame brings substantial experience to the role and has been on the Board since 1997. He was the former Managing Director of Advance Bank and has a wide knowledge of the financial services industry.

The Board has also appointed a new Director, Mr Richard England. Mr England joined the Board in September 2004 and is a professional company director and chartered accountant. He has over 30 years experience in insolvency and management advisory work.

In addition, the Board has invited Mr Terry Davis to seek election to the Board at its Annual General Meeting in December 2004. Mr Davis is currently the Chief Executive and Managing Director of Coca -Cola Amatil. He has previously worked for the Foster's Group in various positions including Managing Director, Beringer Blass Wine Estates. Between 1987 and 1997 he was with the Cellarmaster Wine Club Group as Managing Director. Mr Davis will bring to the Board wide marketing skills.

Finally, on behalf of the Directors, I should like to thank Mrs Gail Kelly, her senior management team and all St.George staff for another outstanding year. I should also like to thank all the Bank's shareholders for making my time at St.George such a positive and enjoyable experience.

Frank J Conroy
Chairman

Managing Director's Report

I am delighted to present an excellent result for the St.George Group for the last 12 months.

The Group has delivered an 18.3 per cent increase in profit to $717 million after tax, preference dividends and significant items. Return on Equity increased to 21.4 per cent.

Earnings Per Share (EPS) before goodwill amortisation and significant items increased by 13.1 per cent – a very strong result relative to the industry. Our initial target at the start of the financial year was EPS growth, before goodwill amortisation and significant items, of 10–11 per cent. This was upgraded during the year to 11–13 per cent as a result of a strong first half performance.

Highlights of 2004

- Total lending assets (on and off balance sheet) increased by 17.3 per cent to $70.5 billion.
- Commercial lending (including bill acceptances) increased by 22.0 per cent to $16.6 billion.
- Residential lending (including securitised loans) increased by 16.5 per cent to $49.8 billion.
- Managed funds increased by 25.3 per cent to $24.8 billion.
- Net interest income increased by 11.1 per cent to $1.6 billion. This was driven by strong growth in our loans and receivables.
- Non-interest income (before significant items) increased by 5.3 per cent to $958 million.



It should be noted that our credit quality remains outstanding, with bad debts (as a percentage of our total net lending) remaining stable at 0.2 per cent.

Our cost to income ratio, which measures our productivity, improved from 49.6 per cent to 47.5 per cent. This was assisted by the ongoing realisation of $80 million in savings from our recent Even Better Bank program and continued careful cost management. We have continued to invest in the business, further laying the platform for continued superior earnings performance.

Another pleasing outcome is that all business units in the Group experienced strong growth. Personal Customers' profit before tax increased by 9.6 per cent, Institutional and Business Banking by 14.1 per cent, Wealth Management by 40.8 per cent and BankSA by 16.1 per cent.

- Home Loans
  During the year, our residential lending (including securitisation) increased by a creditable 16.5 per cent. This is in line with overall market growth and consistent with our forecast at the start of the year.

  Our focus has been on improving our service levels by implementing back office efficiencies, reducing processing times, maintaining our profit margin, and raising retention rates.

  I am pleased to report that we have achieved some very positive outcomes in these areas. For instance, the average time we take to approve a mortgage has reduced significantly as a result of our Mortgage Services Transformation program.

  The run-off rate has also reduced from 21.9 per cent to 18.3 per cent for the year as a result of our focus on service and the breadth of our product range which includes innovative higher margin products such as the Low Documentation and Seniors Access loans.

- Middle Market
  The Middle Market, which we define as customers requiring over $1 million in borrowings, has had another very strong year with lending growth increasing by 24.0 per cent. Again, this success has been underpinned by our customer relationship model which we believe differentiates us from our competitors. Independent research continues to indicate that our customers are significantly less likely to leave us than our competitors.

  St.George was named 2004 Business Bank of the Year by CFO Magazine.

- Wealth Management
  Our Wealth Management division has also had an excellent year. Managed funds grew by 25.3 per cent to $24.8 billion. SEALCORP, which provides an investment administration platform for financial advisers throughout Australia, increased its funds under administration by 27.6 per cent over the year to $18.3 billion. We also saw strong growth from the Group's funds manager, Advance Asset Management, which grew its funds under management by 18.3 per cent.


engaged people
+
great customer experience
=
superior financial results

- Victoria
  The Group continued to drive an organic growth strategy within Victoria. During the year we opened four retail branches and two business banking centres and identified 20 new ATM sites. Our key focus in this market continues to be Middle Market commercial clients, private bank clients and high net worth (Gold) customers. Our Victorian business experienced asset growth of 25.0 per cent.
- Integrated Sales and Service (ISS)
  ISS is an integral part of our customer service strategy. It is an approach that provides the tools we need to focus on what matters most – our customers. Introduced in December 2003, ISS continues to deliver improvements in service and sales capabilities across the Group, guiding our staff to work closely with individual customers to understand and meet their financial needs.

Strategy

In 2002, we articulated a strategic framework for the Group.

- Deepen and strengthen relationships with customers in our chosen markets.
- Leverage specialist capabilities for growth.
- Creatively differentiate on service.
- Accelerate and empower relationship selling.
- Build team and performance culture.
- Optimise cost structure.

This framework has successfully guided us over the past two years and will continue to form the basis of our strategy.

St.George has always claimed a unique position in the financial services market. This is a result of our warm and friendly culture and genuine care for our customers.

Using our strategic framework, we have developed a simple formula for success. Through engaged people delivering great customer experiences to our target customers we will be able to deliver consistently superior financial results for our shareholders.

Although product and price competitiveness are essential, it is the warmth, friendliness and sound advice of our staff and their ability to anticipate our customers' needs that will distinguish St.George over the long-term.

A key strategic focus for the year ahead will be building on our high-performing teams with a strong understanding of their local businesses. We are addressing every aspect of being a member of the St.George team, from how we recruit to training and development and our reward and recognition programs.

We are spending a lot of time connecting with our customers and learning how we can improve service delivery.

We have made real progress in the area of product competitiveness, redesigning existing products and introducing new ones so we can offer truly innovative solutions to our customers.

We will continue to invest in the business. This investment program will include the further employment of skilled relationship managers, support for our frontline people and the introduction of additional training programs.

Outlook

Over the last year, the financial sector has been characterised by strong growth. Going forward, we believe that consumer demand and housing investment will begin to moderate. We do however, expect business investment to remain buoyant throughout next year.

Looking ahead, we expect interest rates to remain relatively stable throughout 2005. A further slowdown in home loan system growth is anticipated and this may lead to further competition in the banking sector.

St.George has established a target of 10 per cent EPS growth for 2005. The strong momentum in the key drivers of St.George revenue growth is expected to offset some anticipated reduction in the net interest margin. St.George is targeting double digit EPS growth for 2006 on the assumption that the Australian economy remains reasonably robust.

As you will be aware, our Chairman, Frank Conroy, has indicated he will retire at our Annual General Meeting this year. I would like to personally thank him for his support and on behalf of the Board, recognise the outstanding contribution he has made to St.George during his time at the Bank. I wish both Frank and his wife Jan all the very best for the future.

This has been another excellent year for the Group and I would like to thank you for your continued support.

Gail Kelly

Gail Kelly
Managing Director

Five Year Financial Summary

FOR THE YEAR ENDED 30 SEPTEMBER 2004

		2004	2003	2002	2001	2000
STATEMENT OF FINANCIAL PERFORMANCE						
Interest Income	$m	**4,116**	3,434	3,064	3,311	3,194
Interest Expense	$m	**2,504**	1,983	1,731	2,076	2,022
Net Interest Income	$m	**1,612**	1,451	1,333	1,235	1,172
Other Income	$m	**975**	910	852	690	660
Bad and Doubtful Debts Expense	$m	**112**	102	87	77	50
Operating Expenses	$m	**1,342**	1,278	1,429	1,184	1,239
Share of Net (Profit)/Loss of Equity Accounted Associates	$m	**(2)**	3	1	3	-
Profit before Income Tax	$m	**1,135**	978	668	661	543
Income Tax Expense	$m	**372**	325	240	255	189
Profit after Income Tax	$m	**763**	653	428	406	354
Net (Loss)/Profit Attributable to Outside Equity Interests	$m	**(4)**	(5)	1	1	-
Net Profit Attributable to Members of the Bank	$m	**767**	658	427	405	354
Preference Dividends	$m	**50**	52	58	69	68
Profit Available to Ordinary Shareholders	$m	**717**	606	369	336	286
Return on Average Assets						
- before goodwill and significant items	%	**1.30**	1.31	1.26	1.09	0.95
- after goodwill and significant items	%	**1.14**	1.13	0.80	0.81	0.74
Return on Average Ordinary Equity						
- before goodwill and significant items	%	**21.42**	20.30	19.54	16.56	13.86
- after goodwill and significant items	%	**18.73**	17.23	11.73	11.71	10.32
Return on Average Risk Weighted Assets	%	**1.92**	1.91	1.38	1.42	1.34
Operating Expenses as a % of Average Assets[1]	%	**1.82**	2.00	2.13	2.07	2.11
Expense to Income Ratio[1]	%	**47.5**	49.6	52.4	53.6	58.2
[1] Before goodwill and significant items						
STATEMENT OF FINANCIAL POSITION						
Total Assets	$m	**69,960**	62,714	55,004	52,056	49,610
Liquids and Treasury Securities	$m	**7,166**	6,523	6,822	5,583	5,796
Loans and Other Receivables	$m	**54,782**	48,904	42,767	39,699	39,454
Other Assets	$m	**8,012**	7,287	5,415	6,774	4,360
Total Liabilities	$m	**64,931**	58,349	51,166	48,430	45,969
Deposits and Other Borrowings	$m	**46,083**	45,291	38,394	35,539	35,047
Bonds and Notes and Loan Capital	$m	**11,388**	6,628	8,305	8,545	8,348
Other Liabilities	$m	**7,460**	6,430	4,467	4,346	2,574
Total Shareholders' Equity	$m	**5,029**	4,365	3,838	3,626	3,641
Shareholders' Equity as % of Total Assets	%	**7.19**	6.96	6.98	6.97	7.34
Capital Adequacy						
- Tier 1 Capital	%	**7.3**	7.2	7.5	8.1	7.7
- Tier 2 Capital	%	**3.9**	3.2	3.4	3.1	3.9
- Less: Deductions	%	**(0.1)**	(0.1)	(0.1)	(0.1)	(0.1)
Total	%	**11.1**	10.3	10.8	11.1	11.5
Risk Weighted Assets	$m	**42,581**	36,903	32,495	29,226	28,102
RECEIVABLES						
Residential	$m	**39,273**	34,991	30,527	28,422	27,971
Commercial	$m	**11,447**	10,202	8,975	8,767	9,054
Consumer	$m	**4,070**	3,610	3,104	2,384	2,079
Other	$m	**201**	277	313	259	482
Receivables before General Provision	$m	**54,991**	49,080	42,919	39,832	39,586
General Provision	$m	**209**	176	152	133	132
Net Loans and Other Receivables	$m	**54,782**	48,904	42,767	39,699	39,454
SHARE INFORMATION						
Dividend per Ordinary Share						
- Interim	Cents	**60**	45	38	31	26
- Final	Cents	**62**	50	42	34	29
Total	Cents	**122**	95	80	65	55
Earnings per Ordinary Share						
Basic						
- before goodwill and significant items	Cents	**160.8**	142.2	124.7	101.6	83.0
- after goodwill and significant items	Cents	**140.6**	120.7	74.8	71.9	61.8
Diluted						
- before goodwill and significant items	Cents	**160.0**	141.7	124.1	101.4	80.5
- after goodwill and significant items	Cents	**140.3**	120.8	76.0	72.4	61.5
Dividend Payout Ratio	%	**87.0**	79.2	107.6	91.7	86.7
Net Tangible Assets per Ordinary Share	$	**5.58**	4.86	3.68	3.28	2.90
OTHER STATISTICS						
Branches		**391**	404	406	409	413
Staff		**7,541**	7,325	7,342	7,061	7,619
Assets per Staff	$m	**9.3**	8.6	7.5	7.4	6.5
Staff per $m Assets		**0.11**	0.12	0.13	0.14	0.15

Shareholder Friendly Financials

In previous years, we have provided tables and explanations to assist all shareholders to better understand the financial results of the Group. We are pleased to again provide you with this simplified financial data.

	2004 $M	2003 $M
Operating income		
Net interest income	**1,612**	1,451
Other income	**975**	910
Total operating income	**2,587**	2,361
Operating expenses	**1,239**	1,170
Share of net (profit)/loss of equity accounted associates	**(2)**	3
Profit before bad debts and goodwill amortisation	**1,350**	1,188
Bad and doubtful debts	**112**	102
Goodwill amortisation	**103**	108
Profit after bad debts and goodwill amortisation	**1,135**	978
Income tax expense	**372**	325
Profit after income tax	**763**	653
Outside equity interest	**(4)**	(5)
Profit after income tax and outside equity interest	**767**	658
Preference dividends	**50**	52
Profit available to ordinary shareholders	**717**	606

SIGNIFICANT ITEMS

During the year there were two 'Individually Significant Items' that when added together had a nil impact on the Group's results. Individually significant items are specific revenues and expenses that have a large impact on the Group's result due to their size or nature. They are generally of a non-recurring nature and are separately identified to help readers assess the underlying results.

NET INTEREST INCOME

The Group's net interest income comprises interest income earned from lending and investments less the interest expense incurred on deposits and borrowings.

Net interest income grew by 11.1% during the year to $1,612 million (2003: $1,451 million) as a result of a 14.5% growth in interest earning assets which was partially offset by an 8 basis point decrease in the interest margin.

OTHER INCOME

Other income includes all sources of revenue other than interest income. The majority of this income is generated from the core activities of lending, funds management, and other products and services. Other sources of income include treasury and trading activities, dividend income and rental income.

	2004 $M	2003 $M
Financial markets income	**61**	53
Product fees and commissions		
- Lending	**63**	68
- Other products	**405**	398
Managed funds fees	**197**	172
Securitisation service fees	**84**	82
Bill acceptance fees	**66**	48
Other	**82**	89
Other income before significant items	**958**	910
Significant items	**17**	-
Total	**975**	910

Other income before the significant item of $17 million increased by 5.3% to $958 million this year. This increase reflects our diversified revenue sources. Other income before the significant item represents 37.3% (2003: 38.5%) of total revenue.

Product fees and commissions increased slightly to $468 million from $466 million last year. The result was impacted by increased commission expenses relating to the higher proportion of loans sourced through the home loan broker channel which are an important source of new customers. Commission expense is netted against product fees and commissions income.

Managed funds fees increased by 14.5% to $197 million this year, reflecting strong growth in managed funds.

OPERATING EXPENSES

The Group's total operating expenses (before goodwill amortisation and significant items of $17 million) were $1,222 million (2003: $1,170 million), an increase of 4.4%.

	2004 $M	2003 $M
Staff expenses	**629**	577
Computer and equipment expenses	**193**	207
Occupancy expenses	**132**	125
Administration and other expenses	**268**	261
Total operating expenses before goodwill amortisation and significant items	**1,222**	1,170
Significant items	**17**	-
Total operating expenses before goodwill amortisation	**1,239**	1,170

Business volume growth and continuing investment in the Group's future growth priorities resulted in increased operating expenses.

Staff expenses increased by $52 million or 9.0% to $629 million compared to last year. Effective 1 October 2003 staff were granted salary and wage increases of 4.0% to 4.25%.

Decreases in deferred expenditure amortisation of $13 million were the main reason behind lower computer costs for the year. This decrease reflects the impact of components of the Group's large integration and Best Bank projects completing their amortisation period.

BAD AND DOUBTFUL DEBTS

Bad and doubtful debts expense (net of recoveries) for the 2004 year was $112 million, an increase of $10 million on the 2003 year. A significant portion of this increase is additional general provisions taken to reflect increases in assets.

Overall, the Group's bad debt charge as a percentage of average gross loans and receivables was 0.21% (2003:0.22%). This is a highly satisfactory result, reflective of our sound lending policies.

GOODWILL

Goodwill is the difference between the amount we pay to buy a business and the fair value of that business' identifiable net assets. It represents such things as customer loyalty, market penetration, effective advertising and value generated from combining businesses.

Accounting standards require that goodwill be amortised, or spread out, over a period of not more than 20 years. Goodwill amortisation expense is an accounting entry only and is not a cash payment. Therefore, many professional equity analysts believe that profit before goodwill amortisation better reflects a company's underlying performance.

DIVIDENDS

A final dividend of 62 cents (2003: 50 cents) has been declared by the directors. This increase reflects the Group's solid profit for the year.

CENTS PER SHARE	**2003**	2003
Interim dividend	**60**	45
Final dividend	**62**	50
	122	95

RATIO ANALYSIS

Ratios are a useful method of understanding the Bank's financial performance. Each of the following three ratios is presented using profit both before and after goodwill amortisation and individually significant items.

EARNINGS PER ORDINARY SHARE (EPS)

EPS shows an ordinary shareholder's entitlement to current profits on a per share basis. EPS does not necessarily equal the dividend per share, as not all profits are paid out as dividends and some dividends can be paid out of prior year profits.

EPS is calculated by dividing the relevant profit figure by the weighted average number of ordinary shares.

	2004 $M	2003 $M
Profit available to ordinary shareholders (profit after goodwill and significant items)	**717**	606
Add back goodwill amortisation	**103**	108
Profit before goodwill and significant items	**820**	714
Divided by: Weighted average number of ordinary shares (millions)	**509.896**	502.314
	CENTS	CENTS
Equals:		
Earnings per share before significant items and goodwill	**160.8**	142.2
Earnings per share after significant items and goodwill	**140.6**	120.7

RETURN ON ORDINARY EQUITY (ROOE)

The ROOE shows profit as a percentage of ordinary equity, that is, the return on each dollar you invest in our ordinary shares. The improved profitability of the current year is reflected in our ROOE, as shown in the table below.

	2004 $M	2003 $M
Profit before significant items and goodwill*	**820**	714
Profit available to ordinary shareholders (after goodwill and significant items)	**717**	606
Divided by: Average ordinary equity	**3,828**	3,517
	%	%
Equals:		
ROOE before individually significant items and goodwill	**21.42**	20.30
ROOE after individually significant items and goodwill	**18.73**	17.23

* As calculated in the EPS table.

EXPENSE TO INCOME RATIO

The expense to income ratio is calculated by dividing operating expenses by operating income. This ratio measures the efficiency of our operations. It demonstrates the amount of expenses we incur in generating our income. A lower ratio means we are more efficient. This year the ratio has decreased to 47.5% (2003: 49.6%), reflecting our commitment to cost containment and improving shareholder value.

	2004 $M	2003 $M
Operating expenses (before goodwill and significant items)	**1,222**	1,170
Divided by: Operating income (before significant items)	**2,570**	2,361
Equals expense to income ratio	**47.5%**	49.6%

ABN

ST.GEORGE BANK LIMITED

ABN 92 055 513 070 AFSL 240997

KEY DATES

Annual General Meeting (Sydney)
17 December 2004

Shareholder Information Meeting (Melbourne)
30 May 2005*

ANNOUNCEMENT OF RESULTS AND ORDINARY DIVIDEND

- Interim (half year ended 31 March 2005)
  3 May 2005*
- Final (year ended 30 September 2005)
  3 November 2005*

ORDINARY SHARES

Final dividend (2004) payable
17 December 2004

- Ex-dividend trading 29 November 2004
- Record date 3 December 2004

Interim dividend (2005) payable
4 July 2005*

- Ex-dividend trading 14 June 2005*
- Record date 20 June 2005*

PRYMES

Payment date 21 February 2005*

- Ex-dividend trading 1 February 2005*
- Record date 7 February 2005*

Payment date 22 August 2005*

- Ex-dividend trading 2 August 2005*
- Record date 8 August 2005*

SAINTS

Payment date 21 February, 2005*

- Ex-dividend trading 1 February 2005*
- Record date 7 February 2005*

Payment date 20 May 2005*

- Ex-dividend trading 2 May 2005*
- Record date 6 May 2005*

Payment date 22 August 2005*

- Ex-dividend trading 2 August 2005*
- Record date 8 August 2005*

Payment date 21 November 2005*

- Ex-dividend trading 1 November 2005*
- Record date 7 November 2005*

* Proposed dates only

CONTACT DETAILS

ST.GEORGE REGISTERED OFFICE

St.George House
4-16 Montgomery Street
Kogarah NSW 2217, Australia
Telephone: (02) 9236 1111
International: (612) 9236 1111
Facsimile: (02) 9952 1000

Secretary: M H S Bowan

ST.GEORGE SHARE REGISTRY

Computershare Investor
Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Postal Address: GPO Box 4519
Melbourne VIC 3001, Australia
Telephone: 1800 804 457
International: (613) 9415 4024
Facsimile: (613) 9473 2500

BANKSA

97 King William Street
Adelaide SA 5000
Customer Service: 131 376

ADVANCE ASSET MANAGEMENT

Level 10, 182 George Street
Sydney NSW 2000
Customer Service: 1800 819 935

SEALCORP

Level 12, 400 George Street
Sydney NSW 2000
Telephone: (02) 9947 1255
Facsimile: (02) 9511 2366

DEUTSCHE BANK

(American Depository Receipts)
Depository Receipts Department
60 Wall Street
New York, NY 10005, USA
Telephone: (1 212) 602 3761

CUSTOMER SERVICES

St.George Customer Service Centre	133 330
New Account Enquiries/Insurance	133 555
dragondirect	1300 301 020
Private Bank	(02) 9236 1882
Business Banking	133 800
Investment Advice	1300 367 240
St.George Margin Lending	1300 304 065
Auto/Commercial Finance	1300 301 315
Group Treasury and Capital Markets	(02) 9320 5555
Advance Funds Management	1800 819 935
ASGARD Master Trust	1800 998 185
Customer Relations	1800 804 728

EMAIL/INTERNET

Email: stgeorge@stgeorge.com.au

Internet: www.stgeorge.com.au

AUDITORS

KPMG
10 Shelley Street
Sydney NSW 2000

CREDIT RATINGS

Short Term

Standard and Poor's	A-1
Moody's Investors Service	P-1
Fitch Ratings	F1

Long Term

Standard and Poor's	A
Moody's Investors Service	A2
Fitch Ratings	A+

FULL FINANCIAL REPORT (2004)

St.George's Full Financial Report is available on the St.George Bank website (www.stgeorge.com.au). Shareholders wishing to be mailed a copy can contact St.George's share registry — Computershare Investor Services, 1800 804 457.

ST0526 11/04


st.george

news release

17 November 2004
RE041104

GAIL KELLY SIGNS ON-GOING CONTRACT

St.George Bank announced today changes to the Service Agreement and remuneration arrangements for the Managing Director and Chief Executive Officer, Mrs Gail Kelly.

The Service Agreement, which was due to expire in January 2007, will not specify an expiry date. Notice periods for termination by the Board without cause of 12 months and voluntary resignation of six months will continue to apply.

Mrs Kelly's base or fixed remuneration for the current year will increase from $1,350,000 to $1,500,000. Subject to the achievement of specified objectives as determined by the Board for 2004/2005, Mrs Kelly will be entitled to a short-term incentive payment of $1,500,000. The objectives include a 50 percent weighting for financial targets.

In addition, at the Bank's Annual Meeting on 17 December, shareholders will be requested to approve the granting of 57,600 shares and 500,000 options as a long-term incentive. The granting of shares and options will be subject to the achievement of hurdle rates related to growth in earnings per share and total shareholder return over the next three years.

The Chairman of St.George Bank, Mr. Frank Conroy, commented that the amendment to Mrs. Kelly's contract reflects the Board's confidence in Mrs. Kelly's management.

He said: "Mrs. Kelly is a highly respected and capable Chief Executive Officer. Her leadership has benefited greatly the Bank's shareholders as evidenced by the very strong financial results of the last few years."

Mrs. Kelly commented: "I have never been more energised in my work. St.George is a special organisation and I am committed to seeing all of our stakeholders - our staff, our customers, our shareholders and the community, prosper as we continue to grow."

Full details regarding Mrs. Kelly's long-term incentive are contained in the Bank's Notice of Meeting released to the Australian Stock Exchange today. Other features of Mrs. Kelly's Service Agreement are included in the Bank's Annual Report.

Ends....

Media Contact
Jeremy Griffith 02 9236 1534 or 0411 259 432


st.george

news release

17 November 2004
RE041104

GAIL KELLY SIGNS ON-GOING CONTRACT

St.George Bank announced today changes to the Service Agreement and remuneration arrangements for the Managing Director and Chief Executive Officer, Mrs Gail Kelly.

The Service Agreement, which was due to expire in January 2007, will not specify an expiry date. Notice periods for termination by the Board without cause of 12 months and voluntary resignation of six months will continue to apply.

Mrs Kelly's base or fixed remuneration for the current year will increase from $1,350,000 to $1,500,000. Subject to the achievement of specified objectives as determined by the Board for 2004/2005, Mrs Kelly will be entitled to a short-term incentive payment of $1,500,000. The objectives include a 50 percent weighting for financial targets.

In addition, at the Bank's Annual Meeting on 17 December, shareholders will be requested to approve the granting of 57,600 shares and 500,000 options as a long-term incentive. The granting of shares and options will be subject to the achievement of hurdle rates related to growth in earnings per share and total shareholder return over the next three years.

The Chairman of St.George Bank, Mr. Frank Conroy, commented that the amendment to Mrs. Kelly's contract reflects the Board's confidence in Mrs. Kelly's management.

He said: "Mrs. Kelly is a highly respected and capable Chief Executive Officer. Her leadership has benefited greatly the Bank's shareholders as evidenced by the very strong financial results of the last few years."

Mrs. Kelly commented: "I have never been more energised in my work. St.George is a special organisation and I am committed to seeing all of our stakeholders - our staff, our customers, our shareholders and the community, prosper as we continue to grow."

Full details regarding Mrs. Kelly's long-term incentive are contained in the Bank's Notice of Meeting released to the Australian Stock Exchange today. Other features of Mrs. Kelly's Service Agreement are included in the Bank's Annual Report.

Ends....

Media Contact
Jeremy Griffith 02 9236 1534 or 0411 259 432



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED ("St.George")
ABN 92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mrs Gail Patricia Kelly
Date of last notice	17 August 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 275,000 shares (fully paid ordinary) - following exercise by Mrs Kelly of 250,000 options under the Executive Option Plan. Direct: 750,000 options under the Executive Option Plan over the same number of unissued ordinary St.George shares, exercisable in two tranches yearly from 12 June 2005. Exercise price - $16.91 (plus premium representing the time value of money). Subject to performance hurdles. Indirect: 208 SAINTS – following transfer by Mrs Kelly to the Kelly Family Superannuation Fund.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect: 208 SAINTS held by: Invia Custodian Pty Limited A/c G & A Kelly Investments Pty Ltd <Kelly Family Superannuation Fund>
Date of change	1. Exercise of 250,000 Options - 23 November 2004 2. Transfer of 208 SAINTS - 26 November 2004

No. of securities held prior to change	Direct: 25,000 shares (fully paid ordinary) Direct: 1,000,000 options under the Executive Option Plan Direct: 208 SAINTS
Class	1. Ordinary fully paid shares 2. SAINTS (Non-cumulative, redeemable and convertible preference shares (Subordinated, adjustable Income Non-refundable Tier 1
Number acquired	1. 250,000 2. 208 SAINTS transferred to Superannuation Fund
Number disposed	250,000 options, having been converted to ordinary fully paid shares as set out in this notice.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $4,227,500 being exercise of Tranche 1 of Executive Options 2. $21,756.80 being consideration (market) value for transfer of 208 SAINTS to Superannuation Fund.
No. of securities held after change	Direct: 275,000 shares (ordinary fully paid) Direct: 750,000 options under the Executive Option Plan over the same number of unissued ordinary St.George shares, exercisable in two tranches yearly from 12 June 2005. Exercise price - $16.91 (plus premium representing the time value of money). Subject to performance hurdles. Indirect: 208 SAINTS
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. Exercise of Tranche 1 of Executive Options. 2. Transfer of 208 SAINTS securities to Superannuation Fund, c/- Invia Custodian Pty Limited

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

notice of meeting


Formula for success

St.George Bank Limited ABN 92 055 513 070 AFSL 240997

st.george

NOTICE is given that the Annual General Meeting of St.George Bank Limited (the 'Bank') will be held at the Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre (South), Darling Harbour, Sydney on Friday, 17 December 2004 commencing at 10.00 am.

Please refer to the accompanying Explanatory Notes on the Agenda Items, which form part of this Notice of Meeting, for more information on the various resolutions proposed.

Ordinary Business

1. Accounts and Reports

To consider the financial statements and directors' report for the year ended 30 September 2004 together with the directors' declaration and auditor's report on the financial statements.

2. Election of Directors

To consider, and if thought fit, pass the following resolutions as ordinary resolutions:

a) **That** Mr J S Curtis, who retires in accordance with Article 73(1) of the Bank's Constitution, be re-elected as a Director of the Bank.

b) **That** Mrs L B Nicholls, who retires in accordance with Article 73(1) of the Bank's Constitution, be re-elected as a Director of the Bank.

c) **That** Mr R A F England, being a Director appointed subsequent to the last Annual General Meeting and who offers himself for election in accordance with Article 71(3) of the Bank's Constitution, be elected as a Director of the Bank.

d) **That** Mr T J Davis, having notified the Bank of his candidature in accordance with Article 73(3), is nominated for election as a Director, in accordance with Article 71(2)(d) of the Bank's Constitution, with such appointment to be effective from the conclusion of this Annual General Meeting following the retirement of Mr F Conroy as Chairman and Director of the Bank.

3. Executive Options and Awards

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

That the participation by Mrs Gail Kelly in the St.George Bank Limited Executive Option Plan and Executive Performance Share Plan in the manner set out in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14.

Voting restrictions

The Bank will disregard any votes cast on Resolution 3 by:

(a) Mrs Gail Kelly;

(b) any other Director who is eligible to participate in any employee incentive scheme of the Bank;

and any of their associates.

However, the Bank will not disregard votes by any such person as proxy for a shareholder who is entitled to vote, in accordance with the directions of the proxy form, or by the Chairman of the meeting as proxy for a shareholder who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

Proxies

You can appoint a proxy to attend and vote for you at the meeting. A proxy need not be a member. If you are entitled to cast two or more votes you may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half the member's voting rights.

Unless the member specifically directs the proxy how to vote, the proxy may vote as he or she thinks fit or abstain from voting.

The Chairman and the other Directors of the Bank intend to vote all valid undirected proxies which they receive in favour of all Agenda Items.

If you wish to appoint a proxy, you should complete the enclosed Proxy Form. To be effective, the form must be received no later than 10.00 am (Sydney time) on Wednesday, 15 December 2004 at the Bank's share registry at Computershare Investor Services, Level 2, 60 Carrington Street, Sydney NSW 2000, (GPO Box 242, Melbourne, VIC 3001, Australia) or be received by facsimile to (02) 8235 8220 by that time.

The Bank has determined in accordance with the Corporations Act and ASTC Settlement Rules, that for the purpose of voting at the meeting, shareholders will be taken to be those persons recorded on the Bank's register of ordinary shareholders as at 7.00 pm (Sydney time) on Wednesday, 15 December 2004.

Joint Holders

In the case of joint holders, the vote of the holder whose name appears first in the register of members, whether in person or by proxy or by attorney or by representative, shall be accepted to the exclusion of the vote(s) of the other joint holder.

Dated 5 November 2004

By order of the Board

M H S Bowan

Company Secretary

EPS is the basic earnings per ordinary Bank share calculated by applying in a consistent manner the policies and practices used in determining earnings per share for the year ended 30 September 2004 (which was 160.8 cents) before goodwill and significant items (unless specific items are determined by the Board for inclusion).

TSR is a measure of return on an investment in the Bank's ordinary shares. The return is based on a compounding rate, incorporating all capital gains and dividend payments over the specified period, which is then smoothed by calculating a retrospective average over the twenty-two trading days up to and including the measurement day. The measurement day is the last trading day of the calendar month in which the measurement is taken. The S&P/ASX 50 Accumulation Index will also be smoothed using the same methodology.

The rules of the Plans apply to the options and awards under the Grant. Some or all of the options and awards may be capable of early exercise in such cases as retirement, death, ceasing employment because of illness, incapacity or redundancy, takeover or in other circumstances where the Board permits. If required, the options and awards will be adjusted to take account of capital reconstructions and bonus issues as if the options and awards were exercised before the determination of entitlements in respect of those shares. If there is a rights issue to all shareholders before an option or award is exercised, the number of shares will be appropriately adjusted in accordance with the requirements of the ASX Listing Rules. The rules of the Plans contain provisions covering how options and awards are to be treated in the case of a takeover bid, scheme of arrangement or winding up. The Board has power to amend the rules of the Plans in certain circumstances.

A copy of the rules of the Plans will be sent free of charge to any shareholder on request by phoning the Bank's shareholder relations department on (02) 9236 1136.

Once they become exerciseable, options and awards may only be exercised in accordance with the Bank's Trading Policy during specified trading windows.

ASX Listing Rules

Under ASX Listing Rule 10.14, an issue of securities (which includes the grant of options and awards) under the Plans to a Director is required to be approved by shareholders. Approval is therefore being sought for the issue of options and awards to Mrs Kelly under the Plans in the manner described above.

Listing Rule 10.15 requires this Notice of Meeting to include the following specified information in relation to the options and awards to be granted to Mrs Kelly under the Plans:

(i) The maximum number of securities that may be acquired by Mrs Kelly including the formula (if one is used) for calculating the number of securities to be issued – under the long term incentive, the maximum number of options is 500,000 and the maximum number of awards is 57,600.

The number of options has been determined in accordance with the following formula:

$$\frac{0.5 \times \text{Long Term Incentive Amount}}{\text{Option Value}}$$

where:

Long Term Incentive Amount = $2,500,000[1]; and

Option Value = $2.50, being the value ascribed to an option determined using a Black Scholes valuation methodology. The valuation methodology has not been discounted to reflect the probability of the options vesting.

$$\frac{(0.5 \times \text{Long Term Incentive Amount})}{\text{LT Award Value}}$$

where:

LT Award Value = $21.70, being the volume weighted average price for the Bank's ordinary shares during the five trading days prior to and including 1 October 2004.

(ii) The price (including a statement whether the price will be, or be based on, the market price) or the formula for calculating the price for each security to be acquired under the Plan – Mrs Kelly is not required to pay anything for the grant of options and awards under the Grant. All options and awards granted to Mrs Kelly under the Plans will have an exercise price as indicated above.

(iii) The names of all Directors and their associates who received options and awards under the Plans since the last approval, the number of the options and awards received and acquisition price for each option and award – Mrs Kelly is the only Director who has received options and awards under the Plans, as set out in the table below:

Director/Associate	Number of Options	Number of Awards
Mrs Gail Kelly	1,000,000	75,000

Mrs Kelly was not required to pay anything for the grant of these options and awards, which formed part of her sign-on arrangements.

(iv) The names of all Directors and their associates entitled to participate in the Plans – Mrs Kelly is the only Director entitled to participate in the Plans.

(v) A voting exclusion statement – see the "Voting Restrictions" note under Resolution 3 in the Notice of Meeting.

(vi) The terms of any loan in relation to the acquisition – not applicable.

(vii) The date by which the Bank will grant the options and awards, which must be no later than 12 months after the date of the Annual General Meeting – the Bank intends to issue the options and awards to Mrs Kelly no later than 31 December 2004.

Directors' Recommendation

The Directors consider that the incentive remuneration for Mrs Kelly by way of the Grant proposed by Resolution 3 is aligned with the ultimate interests of shareholders because the exercise of the options and awards is dependent upon the performance of the Bank as measured through the EPS and TSR benchmarks. Therefore, the Directors (other than Mrs Kelly) recommend that shareholders vote in favour of Resolution 3. Being the recipient of the Grant, it is not appropriate for Mrs Kelly to make a recommendation.

Amendment of Service Contract

In consideration for the Grant, Mrs Kelly has agreed to amend her service contract so that it is no longer a fixed term contract (due to expire on 13 January 2006). Instead, the contract will continue indefinitely until terminated in accordance with its terms.

[1] The Nomination and Remuneration Committee determined that the value of the long term incentive should be equivalent to 1 million options valued as at 1 October 2004. The Black Scholes value of an option as at that date is $2.50.

Long Term Incentive - Terms of Issue

The Bank intends to issue the options and awards under the Grant no later than 31 December 2004. The options and awards will have a deemed grant date of 1 October 2004. This date has been selected as it aligns with the beginning of the Bank's financial year.

The exercise price of the options will be $21.70, being the volume weighted average price for the Bank's ordinary shares during the five trading days prior to and including 1 October 2004. The awards are nil exercise price options and therefore no amount is payable on their exercise. One ordinary share will be issued for each option exercised, and one ordinary share will be issued for each award exercised.

The Grant will be divided into three tranches. Tranche 1 will consist of 25% of the options and 25% of the awards, Tranche 2 will consist of 25% of the options and 25% of the awards and Tranche 3 will consist of 50% of the options and 50% of the awards.

In turn, each tranche is divided equally into an EPS component and a TSR component. Each component has a relevant performance hurdle as set out below.

Options and awards under the Grant may only be exercised on the satisfaction of the performance hurdles described below (the **Exercise Conditions**) and will lapse if they have not been exercised by the sixth anniversary of the date of Grant (the **Expiry Date**).

The exercise periods for each tranche (each a **Prescribed Exercise Period**) are:

- Tranche 1 – the period from (and including) the day following the Bank's announcement of its results for the financial year ending 30 September 2006, or such later date on which the relevant Exercise Condition is met, to (and including) the Expiry Date.
- Tranche 2 – the period from (and including) the day following the Bank's announcement of its results for the financial year ending 30 September 2007, or such later date on which the relevant Exercise Condition is met, to (and including) the Expiry Date.
- Tranche 3 – the period from (and including) the day following the Bank's announcement of its results for the financial year ending 30 September 2008, or such later date on which the relevant Exercise Condition is met, to (and including) the Expiry Date.

The EPS component and TSR component of each tranche (including any EPS component which has accumulated as described below or any TSR component of a previous tranche which has not become exercisable) will both become exercisable on the satisfaction of **either** the EPS hurdle in (i) or the TSR hurdle in (ii) below:

i) (**EPS hurdle**) if in respect of a Relevant EPS Period, basic earnings per ordinary Bank share (**EPS**) on the last day of a Relevant Period:
   - exceeds EPS for the previous Relevant Period by 10% or more; or
   - equals or exceeds that figure which EPS would have reached had the EPS for the year ended 30 September 2004 grown at an annual rate of 10%, compounding annually;

ii) (**TSR hurdle**) if the Bank's Total Shareholder Return (**TSR**) achieves a 75th percentile ranking on the S&P/ASX 50 Accumulation Index during the period from 1 October 2004 to:
   - the relevant TSR Hurdle Date, as measured on that date; or
   - the last trading day of any calendar month from the first day after the relevant TSR Hurdle Date until 30 September 2009, as measured on that last trading day.

The Relevant EPS Periods for each EPS component are:

- Tranche 1 – 1 October 2005 to 30 September 2006 (with the previous relevant period being the period from 1 October 2004 to 30 September 2005);
- Tranche 2 – 1 October 2006 to 30 September 2007;
- Tranche 3 – 1 October 2007 to 30 September 2008.

The TSR Hurdle Dates for each TSR component are:

- Tranche 1 - 30 September 2006;
- Tranche 2 - 30 September 2007;
- Tranche 3 - 30 September 2008.

If **neither** the EPS hurdle nor TSR hurdle is achieved in respect of Tranche 1 or Tranche 2, then:

a) the EPS component will accumulate and be added to the EPS component of the next tranche to be tested for the next Relevant EPS Period; and

b) if the TSR exceeds the performance of the S&P/ASX 50 Accumulation Index during the period from 1 October 2004 to:
   - the relevant TSR Hurdle Date, as measured on that date; or
   - the last trading day of any calendar month from the first day after the relevant TSR Hurdle Date until 30 September 2009, as measured on that last trading day,

the Tranche 1 or Tranche 2 TSR component, as relevant, will become exerciseable.

If **neither** the EPS hurdle nor TSR hurdle is achieved in respect of Tranche 3, then:

a) provided Mrs Kelly remains an employee of the Bank up to and including the day following the Bank's announcement of its results for the financial year ending 30 September 2009, if the EPS for the year ending 30 September 2009 exceeds:
   - the EPS for the year ending 30 September 2008 by more than 10%; or
   - that figure which EPS would have reached had the EPS for the year ending 30 September 2004 grown at an annual rate of 10%, compounding annually,

   then all outstanding EPS components and TSR components will be exerciseable; or

b) if the EPS hurdle in (a) above is not achieved but the TSR exceeds the performance of the S&P/ASX 50 Accumulation Index during the period from 1 October 2004 to:
   - the relevant TSR Hurdle Date, as measured on that date; or
   - the last trading day of any calendar month from the first day after the relevant TSR Hurdle Date until 30 September 2009, as measured on that last trading day,

   the Tranche 3 TSR component will become exerciseable.

In addition to the above Exercise Conditions, Mrs Kelly must be an employee of the Bank up to and including the first day of a Prescribed Exercise Period in respect of a tranche. However, if Mrs Kelly's employment is terminated by the Bank (or deemed to be terminated because of a material diminution in her role and responsibilities) before the date for determining whether a relevant EPS hurdle or TSR hurdle has been satisfied, the Board may determine, subject always to the terms of the Plans, that all, some or none of the options or awards are exerciseable in its absolute discretion, regardless of whether the EPS hurdle or TSR hurdle are satisfied on the date of, and regardless of the fact of, termination of employment. If before the date of termination of employment the options or awards have become exerciseable, Mrs Kelly may exercise such options or awards in accordance with the terms of the Plans.



John Simon Curtis | Linda Bardo Nicholls | Richard Anthony Fountayne England | Terry James Davis

Explanatory Notes on Agenda Items

Item 2: Election of Directors

There are four persons to be elected to the position of Director. The following candidates present themselves:

a) Mr J S Curtis retires in accordance with Article 73(1) of the Bank's Constitution, and offers himself for re-election.

b) Mrs L B Nicholls retires in accordance with Article 73(1) of the Bank's Constitution, and offers herself for re-election.

c) Mr R A F England was appointed as a Director subsequent to the last Annual General Meeting. He offers himself for election in accordance with Article 71(3) of the Bank's Constitution.

c) Mr T J Davis is proposed for election as a Director in accordance with Article 71(2)(d) of the Bank's Constitution, and, having notified the Bank of his candidature in accordance with Article 73(3) of the Bank's Constitution, offers himself for election, with such appointment to be effective from the conclusion of this Annual General Meeting following the retirement of Mr F Conroy as Chairman and Director of the Bank.

The Directors have resolved to unanimously support each candidate listed above for re-election or election.

Profiles on each candidate are set out as follows:

John Simon Curtis BA LLB(Hons)

John Curtis, aged 54, was appointed to the Board in October 1997. Since 1987, he has been a professional company director and is currently the Chairman of Allianz Australia Limited and Bayard Capital Partners Pty Limited. He is a director of Sydney Symphony Orchestra Holdings Pty Limited. Prior to 1987, Mr Curtis was a Managing Director of Wormald International Limited and was responsible as a Chief Executive for its operations at various times in Australia, Europe and the Americas. He is a member of the Board's Audit and Compliance, Due Diligence and Nomination and Remuneration Committees.

Linda Bardo Nicholls BA (Econ), MBA (Harvard)

Linda Nicholls, aged 56, was appointed to the Board in August 2002. She is Chairman of Australia Post, Deputy Chairman of Healthscope, a director of Sigma Pharmaceutical Group, Perpetual Trustees Australia Limited and Insurance Manufacturers of Australia. Mrs Nicholls has an MBA from Harvard University and more than 25 years experience as a senior executive and company director in banking, insurance and funds management in Australia, New Zealand and the United States. She was a member of the Wallis Inquiry into the financial services industry in 1996. She is a member of the Board's Risk Management and Nomination and Remuneration Committees.

Richard Anthony Fountayne England F.C.A., M.A.C.D.

Richard England, aged 54, is a professional company director and chartered accountant. He joined the St.George Board in September 2004. Mr England is currently Chairman of GroPep Limited, ITL Limited and Ruralco Holdings Limited. He is also a director of Choiseul Investments Limited and Healthscope Limited. He has over 30 years experience in insolvency and management advisory work and is a former partner of Peat Marwick and Ernst & Young. Mr. England is a member of the Bank's Board Risk Management Committee.

Terry James Davis

Terry Davis, aged 47, is currently the Chief Executive and Managing Director of Coca-Cola Amatil Limited. He was appointed to this role in 2001 and prior to this was with the Foster's Brewing Group in various positions including Managing Director of Beringer Blass Wine Estates. Between 1987 and 1997, he was with the Cellarmaster Wines Group as Managing Director. He is currently a member of the Faculty Advisory Board, Faculty of Commerce at the University of New South Wales and of the Business Council of Australia.

Item 3: Executive Options and Awards

It is proposed that Mrs Gail Kelly, the Managing Director and Chief Executive Officer of the Bank, be granted options and awards under the Bank's Executive Option Plan and Executive Performance Share Plan (together the **Plans**).

The Bank's Nomination and Remuneration Committee has undertaken a review of the remuneration arrangements for Mrs Kelly to ensure her remuneration is in line with current best practice and market levels, and appropriate to retain her services and provide incentives linked to the Bank's performance. After consideration of these matters, the Nomination and Remuneration Committee has determined that Mrs Kelly should be granted a long term incentive of 500,000 options and 57,600 awards (the **Grant**), subject to shareholder approval of the Grant being obtained.

St.George Bank Limited Annual General Meeting


Pyrmont Bridge
N
PYRMONT
Mercure Hotel
Ibis Hotel
Harbourside Shopping Centre
Cockle Bay
SYDNEY CBD
PYRMONT STREET
MURRAY STREET
Novotel Hotel
Cockle Bay Wharf
WESTERN DISTRIBUTOR
SUSSEX STREET
DARLING HARBOUR
Convention Centre North
Imax Theatre
WESTERN DISTRIBUTOR
HARRIS STREET
Convention Centre Western Entrance
Convention Centre South
Exhibition Centre
DARLING DRIVE
HARBOUR STREET
QUARRY STREET
Chinese Gardens
CHINATOWN

Tumbalong Auditorium
Level 2, Sydney Convention and Exhibition Centre (South)
Darling Harbour, Sydney.

Friday, 17 December 2004,
commencing at 10.00 am.

P PARKING
M MONORAIL STATION
L LIGHT RAIL STATION
T TAXI STAND
B BUS STOP
PEDESTRIAN OVERBRIDGE
MONORAIL
LIGHT RAIL

Convention Centre South

Level 1
Promenade Meeting Room 1-6
Promenade
Exhibition Hall 6

Level 2
The Ballroom 1 & 2
Tumbalong Auditorium
Tumbalong Meeting Room

ST00967 C11/04

On conclusion of the Annual General Meeting, buses will be made available to transport Shareholders from the Convention Centre to Town Hall Station.




st.george

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	135,099
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued under the St.George Bank Executive Performance Share Plan 2. Shares issued under the St.George Bank Executive Options Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 26 November 2004 – 56,271 2. 26 November 2004 - 78,828

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
514,950,619	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share
3	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 02/12/2004

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.



To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend/Record Date for St.George Bank SAINTS**
Date Sent:	2 December 2004

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SAINTS, the Bank has declared a quarterly dividend of $1.1677 per SAINTS to be paid 21 February 2005 with a record date for determination of entitlements of 7 February 2005.

Franking Credit - 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary


st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend/Record Date for St.George Bank PRYMES**
Date Sent:	2 December 2004

St.George Bank advises that in accordance with the Terms of Issue of the Bank's PRYMES, the Bank has declared a half yearly dividend of $3.22 per PRYMES to be paid 21 February 2005 with a record date for determination of entitlements of 7 February 2005.

Franking Credit - 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary



To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank confirms performance hurdles**
Date Sent:	1 December 2004

Shareholders will have received the notice of annual general meeting of St.George Bank Limited which was released to ASX on 17 November 2004. The explanatory note on agenda item 3 in the notice describes the terms of issue of 500,000 options and 57,600 awards proposed to be granted to Mrs Gail Kelly, the Managing Director and Chief Executive Officer of St George, under her long term incentive arrangements. St George is seeking shareholder approval of the proposed grant at the annual general meeting.

The grant is divided into three tranches, each exerciseable on the satisfaction of either an earnings per share (EPS) hurdle or a total shareholder return (TSR) hurdle. The grant is proposed against the background of the Bank's targets of 10% EPS growth for 2005 and double digit EPS growth for 2006, as announced to the market on 1 November 2004.

St George wishes to confirm the operation of the EPS hurdle in respect of the grant. Shareholders are referred to the notice of meeting for an explanation of the terms "EPS component" and "EPS hurdle".

If the EPS for a relevant financial year in respect of a tranche exceeds EPS for the previous financial year by 10% or more, the EPS component of that tranche will be exerciseable. If this hurdle is not satisfied, the options and awards comprising the EPS component of that tranche will be carried forward to the EPS component of the next tranche and tested at the same time as the next tranche is tested.

The carried forward EPS components will only be exerciseable, however, if the EPS at the relevant testing time exceeds that figure which the EPS would have reached had the EPS for the year ended 30 September 2004 grown at an annual rate of 10%, compounding annually.

If this compounding hurdle is not satisfied at any relevant testing time, the carried forward EPS components continue until the final testing time, which is the announcement of St George's results for the financial year ending 30 September 2009. Any outstanding carried forward EPS components will only be exerciseable at this time if the compounding hurdle is satisfied.

This approach has been endorsed by an independent remuneration expert who advised St George on Mrs Kelly's long term incentive arrangements.

Yours sincerely,

Michael Bowan
General Counsel and Secretary


st.george

news release

1 December 2004
RE011204

Group Executive, Retail Business leaves St.George

St.George Bank today announced that Group Executive, Retail Business, Andrew Thorburn, would be leaving the Group to join the National Australia Bank.

Andrew joined St.George Bank in June 2002 to run the retail bank and has demonstrated strong leadership skills over this period.

Gail Kelly, CEO, said, 'Andrew Thorburn is a capable executive and I regret that he will be leaving us. I wish him and his family well in the future.'

Mrs Kelly announced that Rob Chapman, Managing Director, BankSA has been appointed to act in the role for the foreseeable future.

'Rob Chapman has delivered outstanding results in BankSA over the past two years and has considerable experience in sales and service management. His appointment to act in the role will ensure that the Group maintains its current momentum,' Mrs Kelly commented.

Ends.....

Contact - Jeremy Griffith
02 9236 1328
0411 259 432

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	618,650
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued under the St.George Bank Reward Share Plan. 2. Shares issued under the St.George Bank Executive Performance Share Plan 3. Shares issued under the St.George Bank Executive Options Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 19 November 2004 - 288,763 shares 2. 22 November 2004 - 4,375 shares 23 November 2004 - 66,070 shares 3. 23 November 2004 - 259,442 shares

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
514,815,520	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share
3	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 26/11/2004

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

St.George Bank Concise Annual Report 2004



st.george

engaged staff

+

great customer experiences

=

superior financial results

Contents



To reduce our impact on the environment, this report is printed on 50 per cent recycled paper produced under the international ISO14001 Environmental Management Standard.

You can help us reduce our environmental impact by electing to receive our End of Year Update, a brief version of this report. You can also receive this Concise Report or the End of Year Update electronically.

To select one of these options call Computershare on 1800 804 457.







Chairman's Report

Our growth continues by following this formula

The financial year to 30 September 2004 has seen another strong result for St.George.

Net profit after tax, preference dividends and significant items was up 18.3 per cent to $717 million from $606 million. Earnings Per Share, before goodwill amortisation and significant items, grew by 13.1 per cent.

This strong performance was based upon continued growth in deposit and lending volumes underpinned by effective cost management. Importantly, the Group's credit quality remained outstanding. The Group is seeing the rewards of a consistent and well-implemented strategy.

The Directors were pleased to announce a fully franked final dividend of 62 cents per share. The total dividend payable for the full year increased by 28.4 per cent to $1.22. The dividend has more than doubled since 2000 when it was 55 cents. The Dividend Reinvestment Plan will continue with arrangements similar to last year.

In 2001, St.George granted Sell Back Rights to effect an off-market buy-back of the Bank's shares. Subsequently, the Australian Tax Office issued a ruling stating that shareholders who received the Rights would be liable for income tax on the market value of those Rights.

St.George then undertook litigation on behalf of shareholders. In April 2004, the Federal Court held that St.George shareholders should not be taxed on the value of these Rights when they were granted. In May 2004, the Commissioner of Taxation lodged an appeal to the Full Federal Court against the decision.

The hearing date for this matter has been set for 12 November 2004, with a decision not expected until the first half of 2005. Shareholders will be kept fully informed of developments as they occur.

During the year, the Group undertook a very active capital management program. Initiatives included the successful $350 million Tier 1 capital raising (SAINTS). These funds are being used to enhance the Bank's overall capital position, provide for the Australian Prudential Regulatory Authority's requirements regarding Tier 1 capital and fund ongoing business growth.

In addition, St.George undertook three mortgage backed securitisation transactions through its Crusade Securitisation program. The most recent transaction, in September, was a multi-currency issue in euro, US dollars and AU dollars, totalling AU dollars 2.2 billion. This funding followed earlier transactions in the US and Europe, bringing the total issuance to $5.7 billion.

The Group has again benefited from a robust Australian economy. An underlying momentum throughout the business is being maintained. For 2005, the outlook for the Group remains a target of 10 per cent earnings per share growth. St.George is targeting double digit earnings per share growth for 2006, assuming a reasonably robust economy.

In May, I announced that I would be standing down as Chairman and Director at this year's Annual General Meeting. I indicated that, over the past 20 years I had been travelling extensively for business and while my wife and I both continue to enjoy good health, it was time to step down from all corporate and public commitments. I have been on the Board of St.George since 1995 and Chairman since 1996 and am confident I am leaving the Bank in a very solid position.

I was pleased to announce in August this year that Mr John Thame had been appointed Chairman effective from December 2004. Mr Thame brings substantial experience to the role and has been on the Board since 1997. He was the former Managing Director of Advance Bank and has a wide knowledge of the financial services industry.

The Board has also appointed a new Director, Mr Richard England. Mr England joined the Board in September 2004 and is a professional company director and chartered accountant. He has over 30 years experience in insolvency and management advisory work.

In addition, the Board has invited Mr Terry Davis to seek election to the Board at its Annual General Meeting in December 2004. Mr Davis is currently the Chief Executive and Managing Director of Coca-Cola Amatil. He has previously worked for the Foster's Group in various positions including Managing Director, Beringer Blass Wine Estates. Between 1987 and 1997 he was with the Cellarmaster Wine Club Group as Managing Director. Mr Davis will bring to the Board wide marketing skills.

Finally, on behalf of the Directors, I should like to thank Mrs Gail Kelly, her senior management team and all St.George staff for another outstanding year. I should also like to thank all the Bank's shareholders for making my time at St.George such a positive and enjoyable experience.

Frank J Conroy
Chairman



Managing Director's Report

We're remaining focused on delivering superior service



I am delighted to present an excellent result for the St.George Group for the last 12 months.

The Group has delivered an 18.3 per cent increase in profit to $717 million after tax, preference dividends and significant items. Return on Equity increased to 21.4 per cent.

Earnings Per Share (EPS) before goodwill amortisation and significant items increased by 13.1 per cent – a very strong result relative to the industry. Our initial target at the start of the financial year was EPS growth, before goodwill amortisation and significant items, of 10–11 per cent. This was upgraded during the year to 11–13 per cent as a result of a strong first half performance.

Highlights of 2004

- Total lending assets (on and off balance sheet) increased by 17.3 per cent to $70.5 billion.
- Commercial lending (including bill acceptances) increased by 22.0 per cent to $16.6 billion.
- Residential lending (including securitised loans) increased by 16.5 per cent to $49.8 billion.
- Managed funds increased by 25.3 per cent to $24.8 billion.
- Net interest income increased by 11.1 per cent to $1.6 billion. This was driven by strong growth in our loans and receivables.
- Non-interest income (before significant items) increased by 5.3 per cent to $958 million.

It should be noted that our credit quality remains outstanding, with bad debts (as a percentage of our total net lending) remaining stable at 0.2 per cent.

Our cost to income ratio, which measures our productivity, improved from 49.6 per cent to 47.5 per cent. This was assisted by the ongoing realisation of $80 million in savings from our recent Even Better Bank program and continued careful cost management. We have continued to invest in the business, further laying the platform for continued superior earnings performance.

Another pleasing outcome is that all business units in the Group experienced strong growth. Personal Customers' profit before tax increased by 9.6 per cent, Institutional and Business Banking by 14.1 per cent, Wealth Management by 40.8 per cent and BankSA by 16.1 per cent.

- Home Loans

  During the year, our residential lending (including securitisation) increased by a creditable 16.5 per cent. This is in line with overall market growth and consistent with our forecast at the start of the year.

  Our focus has been on improving our service levels by implementing back office efficiencies, reducing processing times, maintaining our profit margin, and raising retention rates.

  I am pleased to report that we have achieved some very positive outcomes in these areas. For instance, the average time we take to approve a mortgage has reduced significantly as a result of our Mortgage Services Transformation program.

  The run-off rate has also reduced from 21.9 per cent to 18.3 per cent for the year as a result of our focus on service and the breadth of our product range which includes innovative higher margin products such as the Low Documentation and Seniors Access loans.

- Middle Market

  The Middle Market, which we define as customers requiring over $1 million in borrowings, has had another very strong year with lending growth increasing by 24.0 per cent. Again, this success has been underpinned by our customer relationship model which we believe differentiates us from our competitors. Independent research continues to indicate that our customers are significantly less likely to leave us than our competitors.

  St.George was named 2004 Business Bank of the Year by CFO Magazine.

- Wealth Management

  Our Wealth Management division has also had an excellent year. Managed funds grew by 25.3 per cent to $24.8 billion. SEALCORP, which provides an investment administration platform for financial advisers throughout Australia, increased its funds under administration by 27.6 per cent over the year to $18.3 billion. We also saw strong growth from the Group's funds manager, Advance Asset Management, which grew its funds under management by 18.3 per cent.

- Victoria

  The Group continued to drive an organic growth strategy within Victoria. During the year we opened four retail branches and two business banking centres

and identified 20 new ATM sites. Our key focus in this market continues to be Middle Market commercial clients, private bank clients and high net worth (Gold) customers. Our Victorian business experienced asset growth of 25.0 per cent.

- *Integrated Sales and Service (ISS)*
  ISS is an integral part of our customer service strategy. It is an approach that provides the tools we need to focus on what matters most – our customers. Introduced in December 2003, ISS continues to deliver improvements in service and sales capabilities across the Group, guiding our staff to work closely with individual customers to understand and meet their financial needs.

Strategy

In 2002, we articulated a strategic framework for the Group.

- Deepen and strengthen relationships with customers in our chosen markets.
- Leverage specialist capabilities for growth.
- Creatively differentiate on service.
- Accelerate and empower relationship selling.
- Build team and performance culture.
- Optimise cost structure.

This framework has successfully guided us over the past two years and will continue to form the basis of our strategy.



engaged people
great customer experience
superior financial results
Compelling place to work
Compelling place to bank
Compelling place to invest

St.George has always claimed a unique position in the financial services market. This is a result of our warm and friendly culture and genuine care for our customers.

Using our strategic framework, we have developed a simple formula for success. Through engaged people delivering great customer experiences to our target customers we will be able to deliver consistently superior financial results for our shareholders.

Although product and price competitiveness are essential, it is the warmth, friendliness and sound advice of our staff and their ability to anticipate our customers' needs that will distinguish St.George over the long-term.

A key strategic focus for the year ahead will be building on our high-performing teams with a strong understanding of their local businesses. We are addressing every aspect of being a member of the St.George team, from how we recruit to training and development and our reward and recognition programs.

We are spending a lot of time connecting with our customers and learning how we can improve service delivery.

We have made real progress in the area of product competitiveness, redesigning existing products and introducing new ones so we can offer truly innovative solutions to our customers.

We will continue to invest in the business. This investment program will include the further employment of skilled relationship managers, support for our frontline people and the introduction of additional training programs.

Outlook

Over the last year, the financial sector has been characterised by strong growth. Going forward, we believe that consumer demand and housing investment will begin to moderate. We do however, expect business investment to remain buoyant throughout next year.

Looking ahead, we expect interest rates to remain relatively stable throughout 2005. A further slowdown in home loan system growth is anticipated and this may lead to further competition in the banking sector.

St.George has established a target of 10 per cent EPS growth for 2005. The strong momentum in the key drivers of St.George revenue growth is expected to offset some anticipated reduction in the net interest margin. St.George is targeting double digit EPS growth for 2006 on the assumption that the Australian economy remains reasonably robust.

As you will be aware, our Chairman, Frank Conroy, has indicated he will retire at our Annual General Meeting this year. I would like to personally thank him for his support and on behalf of the Board, recognise the outstanding contribution he has made to St.George during his time at the Bank. I wish both Frank and his wife Jan all the very best for the future.

This has been another excellent year for the Group and I would like to thank you for your continued support.

Gail Kelly

Gail Kelly
Managing Director

2004 Financial Performance

EARNINGS PER SHARE

BEFORE GOODWILL AMORTISATION AND SIGNIFICANT ITEMS

FOR FINANCIAL YEARS ENDING SEPTEMBER

CENTS

170
130
90
50
1999
2000
2001
2002
2003
2004

EXPENSE TO INCOME

BEFORE GOODWILL AMORTISATION AND SIGNIFICANT ITEMS

FOR FINANCIAL YEARS ENDING SEPTEMBER

%

60
55
50
45
1999
2000
2001
2002
2003
2004

NET NON-ACCRUAL LOANS AS A PERCENTAGE OF NET RECEIVABLES

AS AT SEPTEMBER EACH YEAR

%

0.12
0.10
0.08
0.06
0.04
0.02
1999
2000
2001
2002
2003
2004


What makes my job at St. George great? Inspiring leadership, a clear understanding of how I contribute to the Bank's success and the opportunity to learn new skills.

Great People

Our success is largely due to the dedicated and loyal people who work at St.George. It's their commitment that enables us to provide our customers with great experiences that set us apart from the competition.

That's why, over the past year, we've put a lot of energy into our recruitment and training programs to make sure we're employing the right people and providing them with comprehensive support and growth opportunities.

The right attitude

We've moved away from recruiting people simply for their skills. Now we look for new recruits who also have the right attitude – warm, friendly, smart and down-to-earth.

Extensive training

To support this new strategy, we've doubled the training for branch recruits from two to four weeks. From their very first day on the job, they have the skills and confidence they need to deliver excellent customer service.

Of course, we haven't forgotten our existing team of people and have extended the range of courses available to them.

Our award winning e-learning strategy, combining face-to-face training with online learning, is growing rapidly with an average of 15,000 courses completed each month.

Our management development programs, tailored to three different levels of management, graduated over 200 managers in 2004. We already have more than 200 managers participating next year and we plan to further extend our development programs in this area.

Exciting rewards

Looking after our St.George people is a priority for us. This year we've expanded our reward program to reflect the value we place on our people.

We'll continue recognising and rewarding individuals who provide outstanding service to our customers. In addition, we're recognising and rewarding teams who deliver exceptional service.

For the first time this year, four of our top performers will be given the opportunity to travel overseas to visit companies renowned for excellent service.

An honour

St.George is delighted and honoured to have won both the National and the NSW State Award for Excellence in People Management from the Australian Human Resources Institute.

Personal Banking

St.George's retail banking arm, Personal Customers, offers products and services to assist our customers with their everyday banking and savings goals. We also help Australians achieve their lifestyle goals by providing finance through credit cards, personal loans and home loans. We have a total of 281 branches across Australia (391 including BankSA branches) and 922 ATMs.

Service culture

This year in Personal Customers has seen a steady deepening of our service culture. Our strategy involves finding ways to help our people put their customers first. New staff tools and training are consolidating skills, building confidence and encouraging the right behaviours and are supported by innovative products and streamlined processes.

Talented people

We are proud of the talented people working at St.George. That's why we are investing considerable energy in their development, providing the knowledge and skills they need to deliver great customer experiences.

For instance, our comprehensive Integrated Sales and Service program, introduced in December 2003, teaches our people to connect with their customers, developing a greater understanding of individual needs and circumstances. With this knowledge, our people are then helped to identify ways of increasing the value of the service they provide.

Our branch managers are being empowered to get to know their own local customers and to take the time to help identify the most appropriate products and services for each customer.

In our contact centres, training has focused on broadening product expertise and increasing the range of customer enquiries each person can help with. A new program called Listening Post allows managers from across the Bank to listen in on customer calls so that we can further improve our contact centre service.

Efficient processes

Talented people need to be supported by efficient processes and our Continuous Service Improvement program has ensured we are doing that. It has delivered increased service levels and productivity right across our retail network by freeing up significant time for our frontline people to serve customers and by making our services more convenient.

A key change has been the introduction of a new teller system across all St.George and BankSA branches. The new system uses updated technology to provide improved system security and more user-friendly screens allowing our people to deliver a more efficient customer experience.

In our contact centres, our new voice recognition system has effectively reduced call times. Callers are now directed to the most appropriate person who can have their account details ready to view as soon as the call is connected.

Our Mortgage Services Transformation program has substantially increased the speed of our loan processing service. Using imaging technology, we now process loan documents in a matter of days rather than weeks. In addition, customers wanting an update on the progress of their loan simply make a single call to our contact centre.


St. George SMS alerts make it easy for me to keep track of my spending - it's a great innovation.

Smart products

Of course, talented people and efficient processes need to be supported by smart products. At St.George, we're always looking for more innovative products and this year we've introduced several new services that are the first of their kind in the industry.

In an Australian first, we launched SMS Alerts for a range of retail accounts. Customers can receive updates on their account status via SMS, allowing them to track withdrawals and deposits to their accounts and monitor credit card activity. As well as being extremely convenient, SMS alerts are also a great way of quickly identifying any fraudulent activity in accounts.

One of our most successful new products is our innovative Low Doc Home Loan. It offers a flexible solution for customers who, although they have adequate income and assets, may not have sufficient documentation for a traditional mortgage application.

Family Pledge is a new loan product allowing, for instance, parents to help their children buy their first property by guaranteeing a set portion of the loan.

Our Seniors Access home loan provides an opportunity for retirees to enhance their quality of life by borrowing against the equity in their homes.

Greater access

This year, we've grown our customer numbers and increased our market share and uptake of products in Victoria, Queensland and Western Australia.

We've been active in Victoria, opening two new business banking sites, three branches and our Commercial Centre in Collins Street. Victorian growth will continue next year as we open a further three branches and 20 ATMs.

We're also expanding our operations in Queensland and are using the learnings from our experience in Victoria to guide us.

Highlights of 2004

- Personal Customers' contribution to profit before tax grew to $584 million, an increase of 9.6 per cent.
- Home loans grew strongly by 16.5 per cent.
- Total retail deposits increased by 6.6 per cent.
- A new teller system was installed across all St.George and BankSA branches.
- St.George retained its positive service record with customer satisfaction (as measured in the Roy Morgan survey) at 73.7 per cent in July 2004.

Business Partnerships

Institutional & Business Banking (IBB) offers business customers a full range of transaction accounts, electronic banking and financial markets products. IBB also provides finance for trade, property, automobiles, cash-flow management and equipment leasing. These services are provided to businesses across Australia through our branch network and a growing number of dedicated commercial branches.

St.George achieved another year of strong growth in business banking while maintaining its strong credit record. Lending growth was 24.1 per cent for the year while rates of non-interest accruing loans remain close to the historical lows of the past 20 years.

Lasting relationships

Key to St.George's success in middle market business banking is our record of long-term, one-on-one relationships that allow us to understand all aspects of our client's business. Our Key Account Relationship Management program has provided our relationship managers with the support they need to be able to develop and maintain these partnerships.

This strategy has been rewarded with a very pleasing level of customer retention compared to industry standards. East & Partners report that an average of 18.7 per cent of commercial customers of the four major Australian banks are considering changing their business banking provider. St.George has a low 2.1 per cent of customers considering a change.

Our high service levels have also resulted in the broadening of relationships we have with our existing customers. The average number of products per customer has increased to 3.9 from 3.4 in September 2003.

Lending market share in this segment grew from 5.5 per cent in September 2003 to 6.3 per cent in August 2004.

Efficient processes

Efficiency is a continued focus for IBB. Initiatives introduced this year have streamlined our business processes, improving service turnaround and reducing manual processing.

Excellence in Capital Markets

IBB also provides the wholesale funding capacity for the Group in domestic and overseas capital markets. St.George successfully completed several key funding transactions during a busy year, with a particular focus of tapping into new investors in Europe, Asia and the US.

With $5.7 billion of home loans securitised through the Crusade Program in 2004, St.George continues to be Australia's largest issuer of mortgage-backed securities. International recognition came with UK journal Structured Finance International awarding a Crusade 2003 issue Best Securitisation of Australian Assets in 2003.

In 2004, the Crusade Program offered tranches in euro currency for the first time, resulting in a significant broadening of Crusade's investor support base, particularly in Europe.

An honour

This year, we were delighted to receive industry recognition for our excellence in customer satisfaction and relationship management being awarded Business Bank Of The Year by CFO Magazine.

We were also named Best Commercial Bank by Asia Money magazine. Personal Investor Magazine also recognised Business Banking Online, our market-leading Internet banking capability, awarding St.George Best Business Banking Website.

Highlights of 2004

- Profit before tax for IBB rose 14.1 per cent to $381 million compared to last year. This represents 31 per cent of Group profit before goodwill amortisation and tax.
- Growth in middle market business loans was 24 per cent.
- Cost to income remained steady at 33 per cent.
- $4.25 billion of St.George term debt was issued, particularly targeted at Asian and European investors, including euro 500 and euro 750 million benchmark issues in January and July, and GBP 200 million in March. Of a USD 500 million issue in July, 56 per cent was placed to new Asian investors, adding to St.George's investor base in this important region.
- A USD 400 million US Rule 144A Subordinated Note issue was strongly received with orders from 53 investors seeing the Notes 5.3 times oversubscribed.
- A USD 2 billion US commercial paper insurance program was established in June to provide access to an important pool of US investment funds.


I've got a great team of people
and I know that they will go the extra
mile for each of their customers - it's very rewarding.

BankSA

BankSA, South Australia's largest financial services operation, is wholly owned by St.George Bank Limited. It has 110 branches, 178 ATMs, 119 electronic agencies and over 1,000 staff across South Australia, the Northern Territory and regional Victoria.

A member of the community

With its 156-year heritage, BankSA is an integral part of South Australian business and community life and has a financial relationship with one in three South Australians.

However, it's not enough for us that we just conduct business in South Australia. We work hard to be an active member of the community and believe this attitude is a key contributor to our ongoing success.

In 2004, our BankSA & Staff Charitable Fund continued its philanthropic tradition, which dates back to 1941, by donating in excess of $120,000 to charity.

This allowed the Fund to provide support to over 90 South Australian and Northern Territory charities including the research foundations of the Flinders Medical Centre, Queen Elizabeth Hospital, Royal Adelaide Hospital and the Women's and Children's Hospital, Adelaide.

BankSA also continued its sponsorship of BankSA Crime Stoppers, BankSA Heritage Icons, country cricket, Lights of Lobethal Christmas Festival, the Art Gallery of South Australia and the SA Small Business Awards.

We're honoured to be able to provide more resources to assist South Australian communities and businesses than any other bank in the state.

Smart banking

Of course, first and foremost, BankSA provides financial services to the South Australian community and this year we've delivered strong growth across our metropolitan, commercial and rural banking operations.

We've remained focused on delivering the highest standards of service and on increasing the accessibility of our services particularly for our rural customers.

Highlights of 2004

- BankSA's profits before tax increased by 16.1 per cent to $166 million.
- Business and rural lending grew 20.5 per cent to $3.5 billion.
- The cost to income ratio fell to 45.4 per cent in 2004 from 48.3 per cent in the 2003 year.


BankSA


I've always got time to listen to my customers and track down the best solutions. I love helping them work towards a secure future.
NEW YORK
KOGARAH
LONDON

Wealth Management

St.George's Wealth Management division is responsible for providing funds management and administration, margin lending, financial planning, investment advice, private banking and general and life insurance. We offer a wide range of both St.George Group products and products other from external providers.

Solutions and expertise

The past year has seen stronger equity markets and improved investor confidence. We have remained focused on our customers, delivering them a high quality of service. We have continued a strong culture of risk management and compliance and transitioned successfully to the new Financial Services Reform Act regulatory regime. Against this backdrop, we achieved a 25.3 per cent increase in total managed funds to $24.8 billion across our SEALCORP, Advance Funds Management and Customer Wealth businesses.

Our business strategy aims to deliver the best solutions to our clients, either directly or through financial planners. In the platform business, SEALCORP continued to attract strong fund flows, building on its position as a leading provider of innovative products and services to financial advisers, companies and institutions.

Ours is a unique offering on a single platform. The broad product suite provides profitable solutions to financial planners for all clients through adviserNET. Sales are made through the St.George network, aligned advisers in the Securitor dealer group and independent financial planners. The platform recorded net funds inflows of $2.2 billion in the year to June 2004, the second highest in the industry*. The number of Authorised Representatives/ Financial Planners in SEALCORP's Securitor group and its Dealer to Dealer service offering grew by more than 17 per cent over the past 12 months.

ASGARD Elements, our new master trust, makes investing easy and gives access to a premium range of managed investments. The comprehensive improvements to our Self Managed Superannuation services and insurance arrangements, the introduction of family discounts as well as the expansion of the Securitor adviser network are just a few ways in which we've enhanced our offerings throughout the year.

Advance Funds Management, our funds management arm, operates as a 'manager of managers' in partnership with such leading managers as Maple-Brown Abbott, Schroders and Jenkins Investment Management. During the year, we also entered a new strategic partnership with the respected Mellon Financial Services Group to provide speciality asset management.

* Plan for Life, 3 September 2004, Analysis of Retail Funds as at 30 June 2004.

Our GOLD customer service proposition continues to drive high levels of customer satisfaction and retention with the number of customers increasing to 154,000 this year. Our Margin Lending business is one of the largest in the country and achieved strong growth in receivables to $1.2 billion, up 19 per cent.

St.George Private Bank continues to operate a high-end relationship model focused on delivering solutions in both banking and wealth. During the year, it achieved strong growth in assets, liabilities and funds under advice.

An honour

We were very pleased to be recognised throughout the industry as Personal Investor magazine's Margin Lender of the Year for the second year running.

Highlights of 2004

- Wealth Management reported a full year net profit before tax of $107 million, a 40.8 per cent increase on the previous year.
- Total managed funds increased 25.3 per cent to $24.8 billion.
- Margin lending receivables increased 19 per cent to $1.2 billion.
- Private Bank lending increased by 13 per cent.
- Premium income from Life Insurance grew by 15 per cent.

Community Support

It's important to everyone at St.George that we actively support the community in which we operate and we're very proud of our history of involvement.

Over the years, we've supported charities, the arts, sporting events and business programs right across Australia.

St.George Foundation

Our St.George Foundation continues to assist young people with special needs, giving them an opportunity to reach their full potential.


I've been with St. George a long time and they've always worked hard to look after the community - they have a lot of heart.
EXIT

The Foundation has made total contributions of over $6.7 million to hundreds of children's charities across Australia since it began in 1990. This allows the charities to provide otherwise inaccessible facilities and experiences to disadvantaged teenagers and children with disabilities.

Thanks to the fundraising efforts of our staff, customers, suppliers and friends, the Foundation was able to provide $700,000 to 50 different charities during 2004.

These funds went towards a range of programs including:

- Youth crime prevention and leadership.
- Camps helping teenagers to make better lifestyle choices.
- Sporting opportunities for wheelchair users.
- Father Chris Riley's Youth Off The Streets program.

We also provided funds to the Australian Children's Music Foundation for a music program to meet the emotional needs of teenagers in the juvenile justice system.

Community sponsorships

Sponsorship of the arts, sports, community activities and business programs are an important part of the Bank's activities.

In 2004 we extended our long-term relationship with the St.George Illawarra Dragons rugby league team by becoming their major sponsor.

The St.George OpenAir cinema was one of our most popular sponsorships again this year.

We are continuing our support of the Australian Brandenburg Orchestra, the Hunter Valley Wine Show, the Walkley Awards for quality journalism, the St.George/BRW Corporate Triathlon National Series and the Wesley Mission Credit Line for families in financial difficulty.

Making life easier

Our culture of caring is not restricted to our Foundation and sponsorship activities. We also try to ensure that regardless of where they live – city, country or outback – all Australians have access to our full range of financial products. This is evidenced by our expansion throughout regional NSW and Victoria.

St.George is keen to engage with and support all members of the community. We, therefore, offer a range of products for those customers with specific banking needs. These include fee-free accounts for pensioners, students and concession cardholders and specialised services for rural customers.

We are an active member of the Australian Bankers' Association Disabled Access Working Group and are always looking for new ways to make it easy for the disabled to use our branches, ATMs and other facilities. St.George is also linked to the National Relay Service, helping customers with hearing impairments conduct their banking.

St.George maintains strong involvement with the St.George community where we originated. We have established links with many local schools and organisations. For instance we provide access to the auditorium at our head office in Kogarah.

A crèche, also in our Kogarah offices, is available to provide care for children of St.George people.

Shareholder Friendly Financials

In previous years, we have provided tables and explanations to assist all shareholders to better understand the financial results of the Group. We are pleased to again provide you with this simplified financial data.

	2004 $M	2003 $M
Operating income		
Net interest income	**1,612**	1,451
Other income	**975**	910
Total operating income	**2,587**	2,361
Operating expenses	**1,239**	1,170
Share of net (profit)/loss of equity accounted associates	**(2)**	3
Profit before bad debts and goodwill amortisation	**1,350**	1,188
Bad and doubtful debts	**112**	102
Goodwill amortisation	**103**	108
Profit after bad debts and goodwill amortisation	**1,135**	978
Income tax expense	**372**	325
Profit after income tax	**763**	653
Outside equity interest	**(4)**	(5)
Profit after income tax and outside equity interest	**767**	658
Preference dividends	**50**	52
Profit available to ordinary shareholders	**717**	606

SIGNIFICANT ITEMS

During the year there were two 'Individually Significant Items' that when added together had a nil impact on the Group's results. Individually significant items are specific revenues and expenses that have a large impact on the Group's result due to their size or nature. They are generally of a non-recurring nature and are separately identified to help readers assess the underlying results.

A detailed explanation of each individually significant item for the 2004 year is included in Note 2 on page 60.

NET INTEREST INCOME

The Group's net interest income comprises interest income earned from lending and investments less the interest expense incurred on deposits and borrowings.

Net interest income grew by 11.1% during the year to $1,612 million (2003: $1,451 million) as a result of a 14.5% growth in interest earning assets which was partially offset by an 8 basis point decrease in the interest margin.

OTHER INCOME

Other income includes all sources of revenue other than interest income. The majority of this income is generated from the core activities of lending, funds management, and other products and services. Other sources of income include treasury and trading activities, dividend income and rental income.

	2004 $M	2003 $M
Financial markets income	**61**	53
Product fees and commissions		
- Lending	**63**	68
- Other products	**405**	398
Managed funds fees	**197**	172
Securitisation service fees	**84**	82
Bill acceptance fees	**66**	48
Other	**82**	89
Other income before significant items	**958**	910
Significant items	**17**	-
Total	**975**	910

Other income before the significant item of $17 million increased by 5.3% to $958 million this year. This increase reflects our diversified revenue sources. Other income before the significant item represents 37.3% (2003: 38.5%) of total revenue.

Product fees and commissions increased slightly to $468 million from $466 million last year. The result was impacted by increased commission expenses relating to the higher proportion of loans sourced through the home loan broker channel which are an important source of new customers. Commission expense is netted against product fees and commissions income.

Managed funds fees increased by 14.5% to $197 million this year, reflecting strong growth in managed funds.

OPERATING EXPENSES

The Group's total operating expenses (before goodwill amortisation and significant items of $17 million) were $1,222 million (2003: $1,170 million), an increase of 4.4%.

	2004 $M	2003 $M
Staff expenses	**629**	577
Computer and equipment expenses	**193**	207
Occupancy expenses	**132**	125
Administration and other expenses	**268**	261
Total operating expenses before goodwill amortisation and significant items	**1,222**	1,170
Significant items	**17**	-
Total operating expenses before goodwill amortisation	**1,239**	1,170

Business volume growth and continuing investment in the Group's future growth priorities resulted in increased operating expenses.

Staff expenses increased by $52 million or 9.0% to $629 million compared to last year. Effective 1 October 2003 staff were granted salary and wage increases of 4.0% to 4.25%.

Decreases in deferred expenditure amortisation of $13 million were the main reason behind lower computer costs for the year. This decrease reflects the impact of components of the Group's large integration and Best Bank projects completing their amortisation period.

Shareholder Friendly Financials

BAD AND DOUBTFUL DEBTS

Bad and doubtful debts expense (net of recoveries) for the 2004 year was $112 million, an increase of $10 million on the 2003 year. A significant portion of this increase is additional general provisions taken to reflect increases in assets.

Overall, the Group's bad debt charge as a percentage of average gross loans and receivables was 0.21% (2003:0.22%). This is a highly satisfactory result, reflective of our sound lending policies.

GOODWILL

Goodwill is the difference between the amount we pay to buy a business and the fair value of that business' identifiable net assets. It represents such things as customer loyalty, market penetration, effective advertising and value generated from combining businesses.

Accounting standards require that goodwill be amortised, or spread out, over a period of not more than 20 years. Goodwill amortisation expense is an accounting entry only and is not a cash payment. Therefore, many professional equity analysts believe that profit before goodwill amortisation better reflects a company's underlying performance.

DIVIDENDS

A final dividend of 62 cents (2003: 50 cents) has been declared by the directors. This increase reflects the Group's solid profit for the year.

CENTS PER SHARE	2003	2003
Interim dividend	**60**	45
Final dividend	**62**	50
	122	95

RATIO ANALYSIS

Ratios are a useful method of understanding the Bank's financial performance. Each of the following three ratios is presented using profit both before and after goodwill amortisation and individually significant items.

EARNINGS PER ORDINARY SHARE (EPS)

EPS shows an ordinary shareholder's entitlement to current profits on a per share basis. EPS does not necessarily equal the dividend per share, as not all profits are paid out as dividends and some dividends can be paid out of prior year profits.

EPS is calculated by dividing the relevant profit figure by the weighted average number of ordinary shares.

	2004 $M	2003 $M
Profit available to ordinary shareholders (profit after goodwill and significant items)	**717**	606
Add back goodwill amortisation	**103**	108
Profit before goodwill and significant items	**820**	714
Divided by: Weighted average number of ordinary shares (millions)	**509.896**	502.314
	CENTS	CENTS
Equals:		
Earnings per share before significant items and goodwill	**160.8**	142.2
Earnings per share after significant items and goodwill	**140.6**	120.7

RETURN ON ORDINARY EQUITY (ROOE)

The ROOE shows profit as a percentage of ordinary equity, that is, the return on each dollar you invest in our ordinary shares. The improved profitability of the current year is reflected in our ROOE, as shown in the table below.

	2004 $M	2003 $M
Profit before significant items and goodwill*	**820**	714
Profit available to ordinary shareholders (after goodwill and significant items)	**717**	606
Divided by: Average ordinary equity	**3,828**	3,517
	%	%
Equals:		
ROOE before individually significant items and goodwill	**21.42**	20.30
ROOE after individually significant items and goodwill	**18.73**	17.23

* As calculated in the EPS table.

EXPENSE TO INCOME RATIO

The expense to income ratio is calculated by dividing operating expenses by operating income. This ratio measures the efficiency of our operations. It demonstrates the amount of expenses we incur in generating our income. A lower ratio means we are more efficient. This year the ratio has decreased to 47.5% (2003: 49.6%), reflecting our commitment to cost containment and improving shareholder value.

	2004 $M	2003 $M
Operating expenses (before goodwill and significant items)	**1,222**	1,170
Divided by: Operating income (before significant items)	**2,570**	2,361
Equals expense to income ratio	**47.5%**	49.6%

ST.GEORGE LIMITED AND ITS CONTROLLED ENTITIES

Five Year Financial Summary

FOR THE YEAR ENDED 30 SEPTEMBER 2004

		2004	2003	2002	2001	2000
STATEMENT OF FINANCIAL PERFORMANCE						
Interest Income	$m	**4,116**	3,434	3,064	3,311	3,194
Interest Expense	$m	**2,504**	1,983	1,731	2,076	2,022
Net Interest Income	$m	**1,612**	1,451	1,333	1,235	1,172
Other Income	$m	**975**	910	852	690	660
Bad and Doubtful Debts Expense	$m	**112**	102	87	77	50
Operating Expenses	$m	**1,342**	1,278	1,429	1,184	1,239
Share of Net (Profit)/Loss of Equity Accounted Associates	$m	**(2)**	3	1	3	-
Profit before Income Tax	$m	**1,135**	978	668	661	543
Income Tax Expense	$m	**372**	325	240	255	189
Profit after Income Tax	$m	**763**	653	428	406	354
Net (Loss)/Profit Attributable to Outside Equity Interests	$m	**(4)**	(5)	1	1	-
Net Profit Attributable to Members of the Bank	$m	**767**	658	427	405	354
Preference Dividends	$m	**50**	52	58	69	68
Profit Available to Ordinary Shareholders	$m	**717**	606	369	336	286
Return on Average Assets						
- before goodwill and significant items	%	**1.30**	1.31	1.26	1.09	0.95
- after goodwill and significant items	%	**1.14**	1.13	0.80	0.81	0.74
Return on Average Ordinary Equity						
- before goodwill and significant items	%	**21.42**	20.30	19.54	16.56	13.86
- after goodwill and significant items	%	**18.73**	17.23	11.73	11.71	10.32
Return on Average Risk Weighted Assets	%	**1.92**	1.91	1.38	1.42	1.34
Operating Expenses as a % of Average Assets[1]	%	**1.82**	2.00	2.13	2.07	2.11
Expense to Income Ratio[1]	%	**47.5**	49.6	52.4	53.6	58.2
[1] Before goodwill and significant items						
STATEMENT OF FINANCIAL POSITION						
Total Assets	$m	**69,960**	62,714	55,004	52,056	49,610
Liquids and Treasury Securities	$m	**7,166**	6,523	6,822	5,583	5,796
Loans and Other Receivables	$m	**54,782**	48,904	42,767	39,699	39,454
Other Assets	$m	**8,012**	7,287	5,415	6,774	4,360
Total Liabilities	$m	**64,931**	58,349	51,166	48,430	45,969
Deposits and Other Borrowings	$m	**46,083**	45,291	38,394	35,539	35,047
Bonds and Notes and Loan Capital	$m	**11,388**	6,628	8,305	8,545	8,348
Other Liabilities	$m	**7,460**	6,430	4,467	4,346	2,574
Total Shareholders' Equity	$m	**5,029**	4,365	3,838	3,626	3,641
Shareholders' Equity as % of Total Assets	%	**7.19**	6.96	6.98	6.97	7.34
Capital Adequacy						
- Tier 1 Capital	%	**7.3**	7.2	7.5	8.1	7.7
- Tier 2 Capital	%	**3.9**	3.2	3.4	3.1	3.9
- Less: Deductions	%	**(0.1)**	(0.1)	(0.1)	(0.1)	(0.1)
Total	%	**11.1**	10.3	10.8	11.1	11.5
Risk Weighted Assets	$m	**42,581**	36,903	32,495	29,226	28,102
RECEIVABLES						
Residential	$m	**39,273**	34,991	30,527	28,422	27,971
Commercial	$m	**11,447**	10,202	8,975	8,767	9,054
Consumer	$m	**4,070**	3,610	3,104	2,384	2,079
Other	$m	**201**	277	313	259	482
Receivables before General Provision	$m	**54,991**	49,080	42,919	39,832	39,586
General Provision	$m	**209**	176	152	133	132
Net Loans and Other Receivables	$m	**54,782**	48,904	42,767	39,699	39,454
SHARE INFORMATION						
Dividend per Ordinary Share						
- Interim	Cents	**60**	45	38	31	26
- Final	Cents	**62**	50	42	34	29
Total	Cents	**122**	95	80	65	55
Earnings per Ordinary Share						
Basic						
- before goodwill and significant items	Cents	**160.8**	142.2	124.7	101.6	83.0
- after goodwill and significant items	Cents	**140.6**	120.7	74.8	71.9	61.8
Diluted						
- before goodwill and significant items	Cents	**160.0**	141.7	124.1	101.4	80.5
- after goodwill and significant items	Cents	**140.3**	120.8	76.0	72.4	61.5
Dividend Payout Ratio	%	**87.0**	79.2	107.6	91.7	86.7
Net Tangible Assets per Ordinary Share	$	**5.58**	4.86	3.68	3.28	2.90
OTHER STATISTICS						
Branches		**391**	404	406	409	413
Staff		**7,541**	7,325	7,342	7,061	7,619
Assets per Staff	$m	**9.3**	8.6	7.5	7.4	6.5
Staff per $m Assets		**0.11**	0.12	0.13	0.14	0.15

Executive Directory



Gail Kelly
Managing Director and Chief Executive Officer

Greg Bartlett
Group Executive Institutional & Business Banking

Rob Chapman
Managing Director BankSA

Andrew Thorburn
Group Executive Personal Customers

Gail Kelly DipED BA MBA became St.George Group Managing Director and Chief Executive Officer in January 2002. She came to St.George from the Commonwealth Bank of Australia where she was Head of the Customer Service Division. Gail migrated to Australia in 1997 after holding a number of senior management positions with one of South Africa's major banks, Nedcor.

Greg Bartlett was appointed Group Executive, Institutional & Business Banking after roles as Group Treasurer and Chief General Manager, Group Treasury and Capital Markets. He has been a member of the St.George Group's Executive Management Committee for 15 years and has more than three decades of experience in the financial services industry.

Rob Chapman Assoc Dip Bus became Managing Director of BankSA in July 2002 after an extensive career in the financial services industry. Most recently, Rob was the Adelaide-based Regional General Manager for the Commonwealth Bank of Australia's (CBA) operations in South Australia, Northern Territory and Western Australia. Prior to CBA, he held a number of senior roles with Colonial State Bank and Prudential Corporation Australia.

Andrew Thorburn BComm MBA Dip Marketing joined St.George in June 2002, after holding a number of senior roles in sales and marketing with the Commonwealth Bank of Australia. Andrew also worked for ASB Bank in New Zealand for ten years, holding a number of retail banking leadership roles, the most recent being Chief Manager, Personal Banking.



Paul Fegan
Group Executive
Wealth Management

Peter Clare
Group Executive
Strategy

John Loebenstein
Group Executive Information Technology

Steve McKerihan
Group Executive
Finance and Risk Management

Brett Wright
Group Executive
Human Resources

Paul Fegan MBA FAIB GAICD was appointed Group Executive, Wealth Management, in June 2002. He was previously based in the United Kingdom as Chief Operating Officer of Yorkshire Bank and a Director of Yorkshire Bank and Clydesdale Bank, both owned by the National Australia Bank. Paul brings a wealth of investment and banking experience to St.George gained in 20 years with NAB in Australia, the United States, Hong Kong, the UK and Ireland.

Peter Clare BComm MBA became Group Executive, Strategy, in February 2002. He is responsible for Strategy and Corporate Relations. Peter was most recently head of the Strategy Implementation Group at the Commonwealth Bank of Australia (CBA), responsible for the integration of Colonial Limited. Peter's previous experience encompasses the areas of management consulting, corporate reconstruction and insolvency. He also held a number of senior operational roles within CBA.

John Loebenstein FCII joined St.George's executive management team in 1995, having previously worked in the insurance industry in the United Kingdom and Australia. He held a number of senior management positions in insurance broking, underwriting and risk management. He also held senior roles in the engineering and construction industry. John has over 30 years experience in information technology.

Steve McKerihan BComm (Hons) ASA CPA MBA is Group Executive responsible for Finance and Risk Management. He has been with the St.George Group since 1985, holding a range of positions including Chief Manager, Financial Development and Chief Manager, Balance Sheet Risk and Capital Markets. Before joining St.George, Steve worked at the Commonwealth Bank of Australia.

Brett Wright BE (Hons) M EngSc MBA PhD joined the St.George Group in July 2000. Brett is the Group Executive responsible for Human Resources for the Group. He has a PhD in organisational behaviour and has held a range of line management, academic and consulting roles. He attends meetings of the Group's Nomination and Remuneration Committee.

Board of Directors



Frank Conroy
Chairman
BComm MBA

Frank Conroy, aged 62, is a professional company director. A former career banker, he joined the St.George Board in August 1995 and was appointed Deputy Chairman in January 1996 and Chairman in September 1996. Mr Conroy is Chairman of Orix Australia Corporation Limited, a director of Santos Limited, Governor of the St.George Foundation and Chairman of St.George Life Limited.

Mr Conroy will retire from the Board at the conclusion of the Bank's Annual General Meeting on 17 December 2004.

Gail Kelly
Managing Director and Chief Executive Officer
DipEd BA MBA

Gail Kelly, aged 48, was appointed as the Bank's Chief Executive Officer and Managing Director in January 2002. Mrs Kelly was previously with the Commonwealth Bank of Australia as Head of Customer Service Division and a member of its Executive Committee. Prior to that, she served with Nedcor Bank, one of the largest banks in South Africa, as General Manager, Cards and General Manager, Personal Banking. Mrs Kelly is a director of the Bank's funds administration subsidiary, SEALCORP Holdings Limited and a Governor of the St.George Foundation. Mrs Kelly is also a Director of Melbourne Business School Limited.

John Thame
AAIBF FCPA

John Thame, aged 62, was appointed to the Board in February 1997, having been the Managing Director of Advance Bank Australia Limited from October 1986 to January 1997. His career with Advance spanned 26 years during which time he held a variety of senior positions. Mr Thame is a director of AWB Limited, Reckon Limited, Abacus Property Group and The Village Building Co Limited Group. Mr Thame is Chairman of the Bank's Board Audit and Compliance and Due Diligence Committees and is a member of the Bank's Board Risk Management Committee. He was appointed Deputy Chairman in September 2004.

Mr Thame has been appointed to replace Mr Conroy as Chairman of the Bank from the conclusion of the Bank's Annual General Meeting on 17 December 2004.

Leonard Bleasel
AM

Len Bleasel, aged 61, was appointed to the Board in May 1993. He was the Managing Director of the Australian Gas Light Company where his career spanned 42 years and was Chairman of Natural Gas Corporation Holdings Limited (New Zealand). Mr Bleasel is Chairman of Foodland Associated Limited and the Zoological Parks Board of NSW and is a Director of QBE Insurance Group Limited. Mr Bleasel is Chairman of the Bank's Board Nomination and Remuneration Committee and is a member of the Bank's Board Audit and Compliance and Due Diligence Committees.



Linda Nicholls
BA (Econ) MBA (Harvard)

John Curtis
BA LLB (Hons)

Paul Isherwood
FCA

Graham Reaney
BComm CPA

Richard England
FCA MACD

Linda Nicholls, aged 56, was appointed to the Board in August 2002. She is Chairman of Australia Post, Deputy Chairman of Healthscope and a director of Sigma Pharmaceutical Group, Perpetual Trustees Australia Limited and Insurance Manufacturers of Australia. Mrs Nicholls has an MBA from Harvard University and more than 25 years experience as a senior executive and company director in banking, insurance and funds management in Australia, New Zealand and the United States. She was a member of the Wallis Inquiry into the financial services industry in 1996. She is a member of the Bank's Board Risk Management and Nomination and Remuneration Committees.

John Curtis, aged 54, was appointed to the Board in October 1997. Since 1987, he has been a professional company director and is currently the Chairman of Allianz Australia Limited and Bayard Capital Partners Pty Limited. He is a director of Sydney Symphony Orchestra Holdings Pty Limited. Prior to 1987, Mr Curtis was a Managing Director of Wormald International Limited and was responsible as a Chief Executive for its operations at various times in Australia, Europe and the Americas. He is a member of the Bank's Board Audit and Compliance, Due Diligence and Nomination and Remuneration Committees.

Paul Isherwood, aged 66, was appointed to the Board of Directors in October 1997. He is a former partner and National Chairman of Partners of Coopers & Lybrand, Chartered Accountants. His career with that firm spanning a period of 38 years. He is also Chairman of Globe International Limited and Stadium Australia Management Limited. Mr Isherwood is Chairman of St.George Bank New Zealand Limited and a member of the Bank's Board Risk Management Committee.

Graham Reaney, aged 61, was appointed to the Board in November 1996. Mr Reaney's business experience spans 30 years during which time he has held a number of senior corporate appointments, including Managing Director of National Foods Limited. Other former positions included Managing Director of Industrial Equity Limited, where Mr Reaney had responsibility for managing a range of businesses in the food and beverage and resource and service sectors. He is Chairman of PMP Limited and a director of the Australian Gas Light Company Limited and So Natural Foods Limited. Mr Reaney is Chairman of the Bank's Board Risk Management Committee and is also a member of the Bank's Board Audit and Compliance and Due Diligence Committees and the BankSA Advisory Board.

Richard England, aged 54, is a professional company director and chartered accountant. He joined the St.George Board in September 2004. Mr England is currently Chairman of GroPep Limited, ITL Limited and Ruralco Holdings Limited. He is also a Director of Choiseul Investments Limited and Healthscope Limited. He has over 30 years experience in insolvency and management advisory work, and is a former Partner of Peat Marwick and Ernst & Young. Mr England is a member of the Bank's Board Risk Management Committee.

Corporate Governance Statement

FOR THE YEAR ENDED 30 SEPTEMBER 2004

OVERVIEW

The Australian Stock Exchange (ASX) Corporate Governance Council last year released Principles of Good Corporate Governance and Best Practice Recommendations (the Recommendations), which have raised the general standard of corporate governance required of ASX-listed entities. As such, corporate governance best practice in Australia has followed similar developments in the US and UK and increased the obligations on Directors to document and communicate in greater detail corporate governance practices to shareholders.

Shareholders should note that the Recommendations are guidelines for best practice; they are not prescriptions which require blanket compliance. Although this is the first year in which St.George is obliged to report whether or not its corporate governance policies comply with the Recommendations, St.George voluntarily included a report on this in its last Annual Report and the Bank confirms that it is in compliance with all of the Recommendations.

St.George regularly reviews its corporate governance policies and where appropriate, updates these as part of its commitment to achieving best practice in this area. In addition to the information set out in this statement, St.George has a Corporate Governance section on its website at www.stgeorge.com.au, where there is more information on the Bank's corporate governance arrangements, including copies of the relevant St.George policies and the Board and Committee Charters.

On 1 July 2004, Federal government corporate governance reforms, known as CLERP9, commenced. Whilst these laws do not yet apply to St.George, the Board has decided to early adopt some of these rules, such as the inclusion of the remuneration report set out in the Directors' Report on pages 39 to 55.

THE BOARD OF DIRECTORS

The Board of Directors is responsible for St.George's overall performance and governance. Policies of the Board are set out in the Board Charter. Under the Board Charter, the Board's responsibilities include:

- overseeing the performance and activities of the Bank through agreed goals and strategy;
- assessing performance against Board approved budgets, targets and strategies;
- overseeing the management of the Bank's business;
- overseeing appropriate controls, systems and procedures within the Bank to manage the risks of its businesses and compliance with all regulatory and prudential requirements;
- reviewing matters of general corporate governance;
- monitoring senior management's performance and implementation of the Board approved strategies and ensuring appropriate succession planning is in place;
- approving and monitoring the progress of major capital expenditure, capital management and acquisitions and divestitures; and
- approving and monitoring financial and other reporting.

BOARD COMPOSITION AND SKILLS

There are eight non-executive Directors and the Managing Director on the St.George Board.

As announced in late August, the Chairman of the Board, Mr Frank Conroy, will retire at the end of the 2004 Annual General Meeting and Mr John Thame will become the Chairman. At the 2004 Annual General Meeting, shareholders will be asked to consider the appointment of a new non-executive director to fill the vacancy created by Mr Conroy's retirement. Mr Terry Davis is standing for election as a Director to fill that vacancy, and the Board unanimously supports his candidature.

It is St.George's policy that the Chairman of the Board must be an independent Director and is not the Managing Director. The Board comprises a majority of independent Directors.

Each Director is assessed regarding their independence in light of interests disclosed by them and on the basis of criteria defined in the Board Charter. Directors are required to provide the Board with all relevant information to assess their independence. The Board has this year assessed each of the Directors in office at the date of this report and considers that all of the non-executive Directors are independent.

The Board is satisfied that Mr John Thame is an independent member of the Board. Mr Thame's executive roles at Advance Bank, including as Managing Director, ended more than seven years ago when Advance and St.George merged. As a result, Mr Thame's current role as Director does not involve the review of the strategies or processes developed by him or his former management team.

Directors are required to have a broad range of commercial expertise and experience, particularly in a field which is complementary to the Bank's activities and strategy, or to have appropriate professional qualifications, to provide value to the Board's deliberations. Board members must have proven ability and capacity to make a meaningful contribution to Board strategy and policy and participate in the overseeing of the proper functioning of management.

PERFORMANCE REVIEW

The Board meets at least once a year to review the performance of the Board, the Board committees, the Bank, its senior executives, the relationship between the Board and management and matters of general corporate governance.

In addition, the Chairman of the Board conducts an annual interview with each non-executive Director as part of the review of the performance and contribution to the Board of each non-executive Director. The last review of the Board was conducted in September 2004. The Board as a whole reviews the performance of the Managing Director at least annually. The Chairman of the Nomination and Remuneration Committee facilitates an evaluation by all Directors of the performance of the Chairman of the Board. The Nomination and Remuneration Committee Chairman determines the performance criteria to be considered in these reviews.

Corporate Governance Statement

FOR THE YEAR ENDED 30 SEPTEMBER 2004

DIRECTORS' RETIREMENT AND RE-ELECTION

One third of the Directors (excluding the Managing Director) must retire each year at the Annual General Meeting, but may stand for re-election.

St.George policy is that no Director can be appointed to the Board if he or she is aged 65 years or over, and a Director must retire at the conclusion of the Annual General Meeting following that Director turning 72 years. The Board's policy (except in special circumstances, where the Board considers it important to retain valuable skills or knowledge) is that no Director should be appointed to fill a casual vacancy if he or she would be over 60 years when appointed. Details of the current Directors serving on the Board are provided on pages 30 to 31.

REMUNERATION OF DIRECTORS AND SENIOR EXECUTIVES

The Nomination and Remuneration Committee considers and makes recommendations to the Board regarding the composition and remuneration of the Board and on any proposed Board performance criteria. Details of the remuneration paid to the Directors (executive and non-executive) are set out in the remuneration report set out in the Directors' Report on pages 39 to 55.

RETIREMENT BENEFITS

Taking into account recent trends in corporate governance and non-executive remuneration, the Board of Directors terminated its retirement benefits scheme for non-executive Directors, effective from 30 September 2003, following the approval of shareholders at the 2003 Annual General Meeting. Non-executive Directors appointed after 30 September 2003 are not entitled to retirement benefits. Payment of retirement benefits for Directors in office at 30 September 2003, will not exceed the amount accrued in respect of those Directors as at 30 September 2003.

INDEPENDENT PROFESSIONAL ADVICE

To assist in the performance of their duties, Directors may, in consultation with the Chairman, seek independent advice on any matter before the Board, with such advice being made available to all Directors.

MARKET DISCLOSURE POLICY

St.George is committed to best practice disclosure policy, with properly detailed and timely disclosure to the market of relevant information about St.George. It recognises that keeping the investor community fully informed and resisting pressure to give preferential access to analysts, institutions or others enhances corporate credibility and investor confidence, with a positive influence on share price.

This commitment is reflected in St.George's Company Disclosure Policy and Communications Strategy, a copy of which is available on the St.George website. These written policies have been designed to ensure compliance with ASX Listing Rule disclosure requirements and the Recommendations.

The policy provides that all material information is to be immediately notified to the investor community through the ASX, without preferential access to any individual or group. To ensure best practice in disclosure, all new information in the first instance will be released to the ASX. The General Counsel and Secretary of the Bank is primarily responsible for communicating with the ASX and for ensuring all information is clear, objective and factual and that no material information is omitted. The Policy also sets out guidelines relating to the announcement of future earnings or financial performance, meetings with investors and analysts, shareholder enquiries and inadvertent disclosure of information.

Procedures are in place to ensure that all information which could potentially require disclosure is reported promptly to the Managing Director through relevant senior executives for assessment by the Managing Director with the Group Executive, Strategy, and/or the Chief Financial Officer and General Counsel and Secretary. Compliance with the Disclosure Policy is monitored on a quarterly basis by the Board's Audit and Compliance Committee and the Policy is reviewed annually by that Committee.

St.George endeavours to improve access to information by investors by using, where reasonable, current technology to ensure the widest possible dissemination of information in a timely manner. All ASX announcements are posted to the St.George website and the Bank's announcement of its yearly and half yearly financial results and shareholders meetings are webcast.

All media enquiries relating to issues material to St.George are coordinated by the Group Executive, Strategy, in consultation, if appropriate, with the Chief Financial Officer, with only certain nominated senior staff authorised to make media comments.

COMMITTEES OF THE BOARD

The Board's structure of Board Committees assists it in managing its responsibility for oversight and control. The Board has established four Committees to assist in the execution of its responsibilities. These are the Audit and Compliance Committee, the Nomination and Remuneration Committee, the Due Diligence Committee and the Risk Management Committee.

Each of these Committees operates under Board approved Charters which are reviewed regularly by the Board. The Charters deal with the purpose, membership, responsibilities and authorities of each Committee together with the quorum and frequency of meetings. Copies of these charters are available on the St.George website. Additional committees may be formed from time to time to deal with specific matters.

Minutes of Committee meetings and Committee recommendations are provided to the Board.

ATTENDANCE RECORD OF BOARD AND BOARD COMMITTEES FOR 2003/2004:

BOARD (TOTAL NUMBER OF MEETINGS HELD: 13)	ATTENDED
F J Conroy	13
G P Kelly	13
L F Bleasel	12
J S Curtis	12
R A F England (Appointed 10/09/2004)	1 (1)
P D R Isherwood	13
L B Nicholls	12
G J Reaney	13
J M Thame	13

AUDIT AND COMPLIANCE COMMITTEE (TOTAL NUMBER OF MEETINGS HELD: 5)	ATTENDED
L F Bleasel	5
J S Curtis	5
G J Reaney	5
J M Thame	5

Corporate Governance Statement

COMMITTEES OF THE BOARD CONTINUED

NOMINATION AND REMUNERATION COMMITTEE (TOTAL NUMBER OF MEETINGS HELD: 6)	ATTENDED
L F Bleasel	6
J S Curtis	6
L B Nicholls	6

DUE DILIGENCE COMMITTEE (TOTAL NUMBER OF MEETINGS HELD: 4)	ATTENDED
L F Bleasel	4
J S Curtis	3
G J Reaney	4
J M Thame	4

RISK MANAGEMENT COMMITTEE (TOTAL NUMBER OF MEETINGS HELD: 10*)	ATTENDED
P D R Isherwood	10
L B Nicholls	10
G J Reaney	10
J M Thame	9

N.B.: Bracketed numbers denote the number of meetings held while the director was a member of the Board/Committee.

*There have been numerous individual proposals circulated to the Risk Management Committee for approval between meetings which have required consideration of up to two days per month in time for Directors on that Committee.

During the year, Mr Isherwood attended seven Board meetings of St.George Bank New Zealand Limited and Messrs Conroy and Reaney attended three meetings of the BankSA Advisory Board.

AUDIT AND COMPLIANCE COMMITTEE

Role

The Audit and Compliance Committee reviews and makes recommendations to the Board on financial reporting, systems for internal control established by management and the Board and the internal and external audit processes.

It also reviews compliance, reporting and control structures throughout the Bank to ensure compliance with financial, regulatory and legal requirements. In addition, the Audit and Compliance Committee oversees the reporting systems within the Group to ensure that the Bank observes its disclosure requirements.

Composition

The Audit and Compliance Committee has a membership of at least three non-executive Directors, a majority of whom are independent. The Audit and Compliance Committee Chairman is independent and is not the Chairman of the Board.

The current members are L F Bleasel, J S Curtis, G J Reaney and J M Thame (who is the Chairman), with another Director to replace Mr Thame as chairman of the Audit and Compliance Committee when Mr Thame becomes Chairman of the Bank.

At the end of each reporting period, the Audit and Compliance Committee reviews the Group's half-yearly and yearly financial statements prior to submission to the Board.

The internal and external auditors have a direct line of communication to the Chairman of the Audit and Compliance Committee with the external auditor also having a direct line of communication to the Board's Chairman. The external auditor is invited to attend Audit and Compliance Committee meetings each quarter and addresses the Audit and Compliance Committee in the absence of members of management. In addition, the external auditor is invited by the Audit and Compliance Committee to attend the annual general meeting of the Bank and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report. The Audit and Compliance Committee is also responsible for making recommendations to the Board regarding the nomination of external auditors to the Group and reviewing the adequacy of existing external audit arrangements.

KPMG was appointed the Bank's external auditor at its Annual General Meeting in December 1998 and continues in this role. Currently, the responsible audit partner must be rotated at least every seven years and cannot work on the Bank's audit for a period of two years following a rotation. Details of the total fees paid to the auditor are set out in the Full Financial Report.

AUDIT INDEPENDENCE

St.George has a policy for the provision of non-audit related services by the Bank's auditor under which the prior approval of the Chairman of the Audit and Compliance Committee is required where non-audit services are sought from the Bank's auditors for which the proposed fee exceeds a specified level. The annual fees payable to the Bank's auditor for non-audit services for which, under the policy, the Audit and Compliance Committee Chairman's approval is not required, are reviewed by the Audit and Compliance Committee above specified levels. The auditor cannot be engaged to provide non-audit services that may materially conflict with its obligations and responsibilities as the Bank's auditor. In addition, the policy prohibits audit firm partners and professional staff (and their families) from directly investing in the Bank's shares, borrowing from the Bank or being a Director or holding an executive position in the Bank which is of significance to the audit.

NOMINATION AND REMUNERATION COMMITTEE

Role

The Nomination and Remuneration Committee meets as required to consider and make recommendations to the Board on the composition of the Board, appropriate criteria for Board membership and performance, the tenure of Directors generally, the remuneration framework for Directors and, where required, the suitability of nominations for the position of Director.

Recommendations are also made by the Nomination and Remuneration Committee to the Board regarding the Bank's recruitment, retention and termination policies and procedures for senior executives.

This consideration will involve an assessment (with the assistance of external advice, if appropriate) of the qualifications, skills, experience and value which the person may bring to the Board and his or her ability to make a contribution to the Board's strategy, policy and effectiveness.

Corporate Governance Statement

NOMINATION AND REMUNERATION COMMITTEE CONTINUED

The Nomination and Remuneration Committee also reviews and makes recommendations to the Board on the various Group compensation, incentive and reward programs including the remuneration for the Managing Director and senior executives.

In addition, the Nomination and Remuneration Committee makes determinations as required of it under the rules of St.George's employee share/option plans. The Managing Director does not attend parts of meetings which relate to the assessment of the Managing Director's remuneration.

Composition

The Nomination and Remuneration Committee has a minimum of three members, the majority being independent Directors and is chaired by the Chairman of the Board, or an independent Director.

The current members of the Nomination and Remuneration Committee are L F Bleasel, J S Curtis, P D R Isherwood and L B Nicholls.

Remuneration policies

The Bank's remuneration policies are set out in the remuneration report on page 39 of the Director's Report.

DUE DILIGENCE COMMITTEE

Role

The Due Diligence Committee meets for the purposes of specific public issue documents or securities or other instruments under a material document which will be issued to the market or to shareholders. The purpose of the Due Diligence Committee is to assist the Board in ensuring the appropriate disclosure of material matters concerning the Bank in documents for issue to shareholders or the market.

Composition

The Due Diligence Committee comprises the members of the Audit and Compliance Committee; membership is four non-executive Directors. The Chairman of the Due Diligence Committee is the Director who holds the position of the Chairman of the Audit and Compliance Committee.

RISK MANAGEMENT COMMITTEE

Role

The Risk Management Committee oversees and monitors policies and procedures in relation to credit, liquidity and market risks and balance sheet management. In the area of credit risk, the Risk Management Committee reviews and approves loan applications and credit limits within levels delegated by the Board. In addition, it oversees and monitors the Bank's credit practices and reporting procedures to ensure adherence to policy. It also reviews the Group's credit portfolios and provisioning for bad and doubtful debts and the risk management policies and procedures for market, funding and liquidity risks as well as the strategies and positions taken to manage interest rate risk and the Bank's balance sheet.

Composition

The Risk Management Committee has a membership of four non-executive Directors.

The current members are P D R Isherwood, L B Nicholls, G J Reaney and J M Thame.

IDENTIFYING AND MANAGING SIGNIFICANT BUSINESS RISKS

The operational and financial performance of the Group is monitored by a reporting structure which includes the Board and its Committees. The Board also monitors appropriate risk management strategies developed to mitigate the identified risks of the business. The Bank's policies and systems for dealing with market, credit and liquidity risks are outlined elsewhere in this Annual Report.

COMPLIANCE, ETHICS AND INTEGRITY

The Board has a Code of Ethics which sets out the expectations of St.George for Directors and staff in their business affairs and in dealings with customers. Among other things, the Code of Ethics requires high standards of personal integrity and honesty in all dealings, a respect for the privacy of customers, avoidance of any conflicts of interest and observance of the law. Particularly, staff members should maintain required records with integrity, reflecting transactions in an accurate and timely manner.

The Code of Ethics also encourages staff to report in good faith suspected unlawful/unethical behaviour in others, and provides an avenue of communication through the General Counsel & Secretary for staff to report suspected offences.

In addition, St.George has a Whistleblower Policy which sets out the procedure for dealing with reports of suspected improper conduct within the St.George Group, and the protection of the individuals making those reports. All St.George staff have a responsibility and are encouraged to report any known or suspected incidences of improper conduct by making a protected disclosure in accordance with the Whistleblower Policy. It is the responsibility of all St.George personnel to ensure the welfare of the whistleblower, by refraining from any activity that is or could be perceived to be victimisation or harassment of the whistleblower.

ST.GEORGE TRADING POLICY

The Board has established guidelines incorporating governance policies which deal, among other matters, with disclosure of interests by Directors and limitations on dealing in the Bank's financial products by Directors and senior officers. A copy of the St.George Trading Policy is available on the St.George website.

Directors and employees are encouraged to be long-term holders of the Bank's financial products. Directors, senior management and those members of staff with access to market sensitive information, however, are only permitted to deal in the Bank's financial products in certain window periods (and then only if they are not in possession of unpublished price-sensitive information), namely within six weeks following the announcement of the Bank's interim and final results and within four weeks following the Bank's Annual General Meeting or the issue of a prospectus. In each case, Directors must advise the Chairman of any proposed dealing once it has taken place and advise the ASX as required by the ASX Listing Rules and the Corporations Act. The Bank is also obliged to advise the ASX of Directors' dealings in its financial products.

For the purposes of this Policy, "financial products" includes the Bank's shares and debt securities, and derivatives over such shares or debt securities.

Directors are required to have shareholdings in the Bank. Under the Constitution, a Director's required shareholding is no less than 500 shares.

Risk Management

FOR THE YEAR ENDED 30 SEPTEMBER 2004

RISK MANAGEMENT

The consolidated entity in its daily operations is exposed to a range of risks including credit risk, liquidity risk, market risk, banking book risk and operational risk (including fraud, theft and property damage). These risks are managed through specialised committees responsible for policy setting and monitoring and analysing risk.

CREDIT RISK

Credit risk is the potential for loss arising from a debtor or counterparty failing to meet their financial contractual obligations. This risk is inherent in the consolidated entity's lending activities as well as transactions involving derivatives and foreign exchange.

Credit Risk is managed principally through embedded controls upon individual lending divisions and business managers who are responsible for the lending. Lending is carried out within the parameters of lending policies (covering approvals, documentation and management), which have been developed having regard to statistical data and historical risk experience.

To maintain the quality of the lending portfolio, prudential standards and lending policies have been established throughout the consolidated entity.

Credit processes are typically structured so that loan origination, approval, document preparation, settlement and account monitoring and control are segregated to different individuals or areas. Credit must be evaluated against established credit policies and within authorities and be structured, particularly in terms of security, to be prudent for the risk incurred.

The Group Credit division assesses credit beyond the lending authorities of business divisions and/or outside normal Group Credit policies or guidelines. This division assesses specific provision requirements where loan default has occurred and also controls the Loans Management Unit which manages large impaired assets with the aim of achieving the optimum result from such assets.

Through its credit inspection function, Group Credit tests internal controls and adherence to credit policies and procedures which are standard throughout the Group and contained in credit manuals administered by Group Credit.

The consolidated entity applies standard credit risk assessment criteria to all extensions of credit, from credit scoring systems for basic retail products to complete credit assessment for commercial and trade related transactions.

Standard risk grading methodologies for commercial lending are set at the transaction level and will drive pricing.

The portfolio maintenance function within Group Credit monitors and refines proprietary risk grading systems to ensure ongoing predictability.

Various prudential limits are in place to assist with the diversification of the portfolio. These include limits on counterparties, individual securities or developments, industries and geographies. Prudential limits are approved by the Bank's Board Risk Management Committee.

Group Credit regularly reports to the Management Credit Committee and the Board Risk Management Committee on the status of large impaired assets, arrears and trend analysis, compliance reports, portfolio analysis and all approvals above $20 million.

LIQUIDITY RISK

Liquidity Risk refers to the inability to meet financial commitments when they fall due. Liquidity Risk arises from mismatches in the cash flows from financial transactions.

Liquidity is managed to policies and strategies determined by the Bank's Asset and Liability Committee (ALCO).

These include:

- maintaining a core of high quality and readily liquifiable securities;
- sourcing the majority of funds from the retail sector and committed medium term wholesale facilities;
- maintaining a diversified unutilised funding capacity in wholesale and retail markets; and
- monitoring liquidity flows while quickly identifying any anomalies.

The consolidated entity meets the APRA prudential requirements for liquidity.

MARKET RISK

(a) Funding Risk

Funding Risk is the risk of over reliance on a particular funding source. The risks associated with such a concentration include volatility in funding costs or availability.

To minimise Funding Risk, the consolidated entity raises wholesale funds from well diversified sources encompassing both international and domestic capital markets.

(b) Interest Rate Risk

Interest Rate Risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. Movements in interest rates can affect earnings and the value of the consolidated entity. Interest Rate Risk management policy aims to minimise fluctuations in earnings over time from volatility in movements in interest rates while maximising shareholder value.

Risk Management

(i) Interest Rate Risk in Non-Trading Activities
Accrual Accounted Interest Rate Risk is monitored by the Bank's Balance Sheet Risk Management unit to ensure that aggregate exposure to Interest Rate Risk is contained within policy guidelines, defined limits and strategic objectives set by ALCO.

The 'gap position' between on and off balance sheet assets and liabilities repricing is managed with derivative products, particularly swaps and options, and on balance sheet strategies.

Interest Rate Risk also arises from the impact of interest rate changes on pricing relationships between retail and wholesale assets and liabilities. The risk is monitored through simulation modelling which estimates the impact on net interest earnings and value due to changes in interest rates and/or the size and mix of the balance sheet.

The simulation model integrates risk parameters, product design and pricing policies and balance sheet and yield curve forecasts.

The model's key assumptions are regularly reviewed to take account of both historical relationships and the current competitive and interest rate environment.

(ii) Market Risk from Trading Activities
Market Risk is the potential for losses arising from the adverse movements in the level of market factors such as foreign exchange rates, interest rates or exchange rate volatilities.

Trading activities give rise to Market Risk. This risk is controlled by an overall risk management framework that incorporates a number of Market Risk measurements including value at risk (VaR). VaR is a statistical estimate of the potential loss that could be incurred if the Bank's trading positions were maintained for a defined period of time. A confidence level of 99% is used at St.George; this implies that for every 100 days, the loss will not exceed the VaR limit on 99 of those days. VaR is not an estimate of the maximum loss the trading activities could incur from an extreme market event.

VaR measurements are supplemented by a series of stress tests that are used to capture the possibility of extreme events or market shocks. Additionally, the Market Risk framework includes enforcing stoploss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

St.George uses Monte Carlo simulation to calculate VaR. This model takes into account all relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards.

Actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis as part of the model validation process. Hypothetical profit and loss involves holding a portfolio constant thereby excluding any intraday trading activity.

OPERATIONAL RISK

Operational Risk is the risk of loss including reputation, resulting from failed internal processes, people and systems or from external events.

The Operational Risk management function ensures the Group has appropriate controls to mitigate potential Operational Risks. Various techniques are utilised by the Operational Risk management functions to manage, mitigate, monitor and report on Operational Risk exposures, related controls and the trends associated with various key risk indicators. A documented framework includes policy and procedures expected of the Operational Risk management functions within the Bank.

The Operational Risk function facilitates informed decision-making and promotes a consistent risk culture within the Group. The Group intends to implement the Advanced Measurement Approach under Basel II to calculate Operational Risk Capital.

DERIVATIVE FINANCIAL INSTRUMENTS

Definition
A derivative is a financial instrument providing the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index.

Swaps
A swap is an agreement between two parties to exchange obligations periodically based on an underlying financial asset, reference rate or index.

Options
An option is a contract that grants the holder the right but not the obligation to buy or sell the underlying asset at a specific price on a specified date.

BUSINESS CONTINUITY AND PLANNING

St.George's Business Recovery Policy
Business Continuity Management is a key component of St.George's sustainability ensuring the Group can respond to and recover from major incidents. The Bank's Business Recovery Plans document a co-ordinated response to facilitate the recovery of critical business processes and services in the event of major damage or loss of service.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES

Concise Financial Report

FOR THE YEAR ENDED 30 SEPTEMBER 2004

This Concise Financial Report has been derived from the consolidated entity's 2004 Full Financial Report. This Concise Financial Report cannot be expected to provide as full an understanding of the consolidated entity's financial performance, financial position and financing and investing activities as the consolidated entity's 2004 Full Financial Report.

TABLE OF CONTENTS	PAGE NUMBER

Directors' Report

FOR THE YEAR ENDED 30 SEPTEMBER 2004

The directors of St.George Bank Limited present their report together with the Concise Financial Report of the consolidated entity (St.George), being St.George Bank Limited (the Bank) and its controlled entities, for the year ended 30 September 2004.

DIRECTORS

The names of the directors of the Bank during the year or since the end of the financial year and up to the date of this report together with details of current directors' qualifications, experience and special responsibilities are contained in the 'Board of Directors' information on page 30 to 31.

The Chairman of the Bank, Mr Conroy announced on 31 May 2004, that he will retire at the conclusion of the Bank's Annual General Meeting to be held on 17 December 2004. Mr Thame will replace Mr Conroy as Chairman on this date. Mr England was appointed a director of the Bank on 10 September 2004. Mr Terry Davis is, with the Board's unanimous support, a candidate for election as a director of the Bank at the Bank's Annual General Meeting on 17 December 2004.

DIRECTORS' MEETINGS

The number of directors' meetings (including meetings of committees of directors) held during the financial year and the number of meetings attended by each of the directors of the Bank during the financial year are set out in the Corporate Governance Statement on page 32 to 35. This information is to be regarded as incorporated into this report.

REMUNERATION REPORT

This report sets out the remuneration arrangements for the Bank's Directors and senior executives in accordance with AASB 1046 "Director and Executive Disclosures by Disclosing Entities". The report also incorporates remuneration disclosures required by the Corporate Law Economic Reform Program (Audit Reform and Corporate Disclosure) Act 2004 (CLERP 9), although these requirements are first applicable to St.George for the year ended 30 September 2005.

Nomination and Remuneration Committee (Committee)

The Committee is responsible for overseeing St.George's remuneration arrangements. The key functions of the Committee are:

- to consider and make recommendations to the Board on the composition of the Board, appropriate criteria for Board membership and performance, the tenure of Directors generally, the remuneration framework for Directors and where required, the suitability of nominations for the position of Director;
- to review and make recommendations to the Board for Board succession plans;
- to review and make recommendations to the Board with respect to the remuneration to be paid by St.George to its Managing Director and Specified Executives;
- to review and make recommendations to the Board regarding St.George's recruitment, retention and termination policies and procedures for senior executives;
- to review and make recommendations to the Board on the various material compensation, incentive and reward programs within St.George; and
- to make determinations and recommendations, as appropriate, in accordance with the rules of St.George's various employee and executive share and option plans.

Composition

Minimum of three members, the majority being independent Directors.

Chairman

Chaired by the Chairman of the Board or an independent Director.

Other Usual Attendees at Meetings

Managing Director
Group Executive, Human Resources
Group Secretary (Committee Secretary)

Meetings

At least twice a year. The Committee may also meet at such other times as considered appropriate.

Quorum

Three members.

Availability of Documents

The following material is publicly available, and updated as required, by posting the material on St.George's website in a clearly marked corporate governance section:

- a description of the procedure for the selection and appointment of new Directors to the Board;
- the charter of the Committee or a summary of the role, rights, responsibilities and membership requirements for that Committee; and
- the Committee's policy for the appointment of Directors.

Specified Directors, Specified Executives and Other Executives

This report covers the remuneration arrangements for Specified Directors, Specified Executives and other executives.

Specified Directors include the Bank's Managing Director and Non-Executive Directors of the Bank.

The remuneration of the Bank's Managing Director comprises base remuneration and at risk remuneration. At risk remuneration includes both short and long term incentives.

The remuneration of Non-Executive Directors comprises fees, superannuation, prescribed benefits and cost of shares acquired under the Non-Executive Directors' Share Purchase Plan.

The remuneration of Specified Executives primarily comprises base remuneration and at risk remuneration. At risk remuneration includes both short and long term incentives. The long term incentive is delivered under the Executive Performance Share and Option Plan.

Other executives of St.George are any other executives who participate in the Bank's Executive Performance Share Plan (Performance Plan). Other executives' remuneration comprises base pay and at risk remuneration. At risk remuneration includes both short and medium term incentives.

Executive Reward Strategy

The Committee recognises that St.George operates in a competitive environment, where the key to achieving sustained improvements in St.George's performance is through its people.

REMUNERATION REPORT CONTINUED

The key principles of St.George's Executive Reward Strategy are:

- rewards are aligned with the interests of Shareholders and creation of value to Shareholders;
- rigorous performance measures are applied to rewards;
- rewards focus on short, medium and long term improvements in the performance of St.George;
- the criteria used to assess and reward executives includes financial and non-financial measures; and
- rewards are competitive and are designed to attract, motivate, reward and retain key executive officers.

Executive Reward Structure

St.George operates a Total Target Reward (TTR) structure for executives. The TTR consists of two components:

- base (fixed) remuneration; and
- at risk remuneration (including, short, medium and long term incentives)

The Committee reviews and recommends to the Board the TTR for the Managing Director and Specified Executives annually. The Specified Executives review and in turn recommend to the Managing Director the TTR for the other senior executives annually.

The Executive Reward Structure is designed to attract suitably qualified candidates and to align the reward with the performance of both the executive and St.George in accordance with the targets that are set.

The TTR for each executive is set having regard to independent advice from external consultants on competitive market practice for that position. When reviewing the TTR, each component is reviewed with a view to ensuring that the right balance is achieved between the fixed and at risk remuneration.

The Executive's TTR is targeted at the 75th percentile of comparable positions, and will only be achieved if the individual executive's and the St.George Group performance targets are met.

St.George has endorsed a move to a greater component of at risk pay for executives, where it is competitive within the market to do so. The Committee has set targets for the proportion of at risk pay to be achieved as a proportion of TTR. These indicative targets and prevailing market data for the position may vary depending upon the level and the nature of the executive's (excluding the Managing Director) position.

Base (fixed) remuneration

Base remuneration provides fixed remuneration on a total cost-to-company basis, which includes any fringe benefit tax charges relating to employee benefits and also employer superannuation contributions. The amount of base remuneration is established with reference to independent market research, considering the scope and nature of the role and the executive's individual performance and experience.

There are no guaranteed increases to base remuneration in any of the service contracts of the Managing Director, Specified Executives or other executives.

At risk remuneration

At risk remuneration comprises Short, Medium and Long Term incentives.

STI payments are subject to the achievement of targets (Key Performance Indicators) set at the beginning of the financial year. The incentive can be paid in cash, or salary sacrificed and received as shares or as a superannuation contribution at the individual's election.

Medium term incentives are delivered through the granting of an award under the Performance Plan. The award represents a right to an ordinary share in the Bank, subject to the achievement of applicable performance conditions.

LTIs are delivered through the granting of options under the Executive Option Plan (Option Plan) or the granting of awards under the Performance Plan. The options or awards represent a right to ordinary shares in the Bank, subject to the achievement of applicable performance conditions. In the case of options, the exercise price must be paid by the holder to exercise the option. The exercise price represents the market value of the Bank's ordinary shares at the grant date. The market value represents the weighted average trading price during the five trading days prior to and including the grant date, calculated in accordance with the Option Plan rules.

Managing Director's Remuneration

The service agreement of the Managing Director, Mrs Gail Kelly is a five year fixed term agreement. The Managing Director commenced employment on 14 January 2002.

Each year, the Committee reviews and recommends to the Board the TTR and Key Performance Indicators (KPIs) in the form of a Balanced Scorecard to apply to the Managing Director for the coming year and determines the qualifications for any at risk incentive based on performance achievements over the past financial year. The potential payments to the Managing Director form a substantial part of the TTR for that position and are contingent on the achievement of St.George, individual and strategic goals set by the Board, including Financial, People, Stakeholder Management and Strategy targets. The Managing Director does not participate in the Committee's deliberations on her own remuneration.

The Board considers that the TTR of the Managing Director should include long-term incentive rewards aligned to the performance of St.George and the interests of shareholders. The Option and Performance Plans facilitate the provision of long-term incentive rewards.

The principal features of the remuneration arrangements for the Bank's Managing Director for the year ended 30 September 2004 are as follows:

(1) base remuneration of $1,350,000 and a STI payment at an amount determined by the Board of Directors;

(2) payment of termination benefits – there is no specific entitlement to receive a payment if the Bank is acquired;

REMUNERATION REPORT CONTINUED

(3) 1,000,000 options were granted on 12 December 2001, which are subject to performance conditions and vest over 4.5 years from the grant date. The first tranche of 250,000 options has vested and is exercisable from 12 June 2004. The EPS performance condition for the second tranche of 250,000 options has been satisfied and will be exercisable from 12 June 2005. The remaining 500,000 options are subject to performance conditions but also become exercisable if a bona fide takeover bid for the Bank becomes unconditional, even if the performance conditions for those options relating to Earnings per Share (EPS) performance over time have not been met;

(4) should the Managing Director terminate the contract (unless she does so because there has been a material diminution in her role and responsibilities), she will receive statutory entitlements only;

(5) should the Bank terminate the contract because of a breach by the Managing Director, only statutory entitlements and an amount in lieu of unused annual leave will be payable;

(6) should the Bank terminate the contract for reasons other than a breach by the Managing Director, an amount is payable by the Bank which is 1.5 times the total base remuneration for the year in which the notice is given; and

(7) should the Managing Director terminate the contract because there has been a material diminution in her role and responsibilities, an amount equal to twice her total base remuneration for the year will be payable by the Bank.

(8) In situations 6 and 7, the Bank must also pay the Managing Director an amount as approved by the Board to reflect both the Managing Director's performance and that of the Bank against the performance criteria established by the Board for paying her at risk incentive. Should situations 6 or 7 occur before the Managing Director has received the remaining 25,000 shares from the original 100,000 share entitlement granted on 12 December 2001 under the Bank's Executive Performance Share Plan, the shares not already vested will vest when her contract is terminated. These shares were granted to the Managing Director as compensation for benefits foregone on leaving her former employer. In addition, should situation 6 or 7 occur, then within 12 months of that occurrence, the Managing Director will also be entitled to exercise some or all of those options referred to in point (3) above, subject to satisfaction of relevant performance conditions relating to EPS.

Specified Executive's At Risk Remuneration

Specified Executive's participate in both Short Term and Long Term Incentives.

Short Term Incentive (STI)

Each year, the Committee sets the KPIs in the form of a Balanced Scorecard for the Specified Executives for approval by the Board. The KPIs generally include measures relating to St.George, the Division and the individual, and include Financial, People, Customer, Strategy and Risk measures. The measures have been chosen because they directly align the individual's rewards to the key performance drivers of the St.George Group that are set at the beginning of the financial year.

In all cases, these KPIs are transparent, challenging and relevant to St.George's strategy and performance.

At the end of the financial year, the Committee assesses the actual performance of St.George, the Division and the individual against the KPIs set at the beginning of the financial year. Based on the outcome, the Committee then recommends the incentive to be paid to the Managing Director and Specified Executives for approval by the Board. This method of assessment was chosen as it provides the Committee with an objective assessment of the Managing Director's and Specified Executives' performance.

Once the Board has approved the incentive payment, it is paid to the participant as cash or salary sacrificed into superannuation or shares at the individual's election.

Long Term Incentive (LTI)

LTIs are provided through the Performance Plan and the Option Plan, both approved by Shareholders on 3 February 1998. Each tranche of Performance Shares and Options are subject to performance hurdles established by the Committee and approved by the Board from time to time. The Committee reviews and recommends to the Board the allocation of awards and options to the Managing Director and Specified Executives based on the achievement of EPS and Total Shareholder Return (TSR) outcomes, enabling an objective assessment of the Managing Director's and Specified Executives' performance.

In April 2003, the Board approved the Committee's recommendation that a dual performance benchmark be adopted for LTIs and that the measures of EPS and TSR be introduced. The exercise conditions provide for substantial growth in St.George's EPS as well as a comparative TSR hurdle.

Overview of LTI Performance Conditions

The performance hurdles for both the Performance Plan and the Option Plan are the same and are directly linked to St.George's financial performance.

Each tranche of each grant of performance shares and options is divided into two equal components:

- the first component will vest based upon the growth in St.George's TSR, as measured against a comparator group. The comparator group is the S&P/ASX 50; and
- the second component will vest based upon the growth in St.George's EPS.

TSR Performance Condition

The TSR performance condition requires that the growth in St.George's TSR must exceed that of the TSR of the S&P/ASX 50 accumulation index during the specified period as measured on the measurement date.

ST.GEORGE'S GROWTH IN TSR RELATIVE TO THE COMPARATOR GROUP	% OF AWARDS OR OPTIONS THAT WILL VEST
Less than the S&P/ASX 50 accumulation index (TSR)	0
Exceeds the S&P/ASX 50 accumulation index (TSR)	100

The TSR performance condition was chosen as it is widely accepted as one of the best indicators of shareholder value creation.

REMUNERATION REPORT CONTINUED

EPS Performance Condition

The EPS performance condition requires that St.George's EPS growth (before goodwill and significant items) from the grant date to the vesting date be greater than the target set by the Committee. This target is currently 10 percent per annum or compound from the grant date. The Committee may review this target from time to time.

EPS was chosen as it is a good indicator of St.George's growth in earnings and is aligned to shareholder wealth objectives.

Other Senior Executives – At Risk Remuneration

Other Senior Executives participate in the Incentive Plan (IP), which consist of both an STI (as outlined above) and a Medium Term Incentive (MTI).

Background

Up until the 1 October 2001 grants, other senior executives participated in the LTI plan. In July 2002, the Committee reviewed the existing LTI arrangements for all participating executives and recommended to the Board that the existing arrangements for key executives, excluding Specified Executives, be amended to an IP consisting of both a STI and a MTI. MTIs are provided through the Performance Plan.

Transition Year: 1 October 2002 – 30 September 2003

The approval for the introduction of the new IP included a transition program for the 2002/2003 financial year. During this year, the performance conditions for the plan consisted of KPIs relating to St.George and the individual, including the areas of Financial, People, Customer, Strategy and Risk. In all cases these KPIs were transparent, challenging and relevant to St.George's strategy.

Following 30 September 2003, the performance of each participant for the period 1 October 2002 to 30 September 2003 was assessed by the Managing Director and Specified Executives and based on this assessment, awards were granted under the Performance Plan and allocated in two equal tranches provided the executive remained an employee of St.George on 30 September 2004 (Tranche 1) and 30 September 2005 (Tranche 2).

MTI: 1 October 2003 – 30 September 2004

In April 2003, the Board approved the Committee's recommendation that a dual performance benchmark be adopted for the MTI component of the IP and that the measures to be adopted would be EPS and TSR. The exercise conditions provide for substantial growth in St.George's EPS as well as a comparative TSR performance condition. These performance conditions are consistent with those outlined in the LTI.

Each year, the participants have KPIs set in the form of a Balanced Scorecard. The KPIs include measures relating to St.George and the individual and include Financial, People, Customer, Strategy and Risk measures.

The performance against the Balance Scorecard is used to determine both the quantum of the incentive to be paid and the amount of awards that will be granted to the executive under the MTI. The grant date for the MTI is 1 October 2003, being the commencement of the performance period.

At the end of the financial year, the direct reports to the Managing Director assess the actual performance of the individual against the Balanced Scorecard set at the beginning of the financial year. They then recommend a percentage of the individual component to the Managing Director for approval. The Managing Director then determines the performance of St.George as a percentage, this is then added to the individual percentage to determine the total percentage of the STI to be paid to the executive and the MTI to be awarded to the executive.

Once the Managing Director has approved the STI payment, it is paid to the participant as cash or salary sacrificed into superannuation or shares at the individual's election.

Relationship of Incentives to St.George's Financial Performance

Performance conditions for payment of any STI is comprised of a mix of financial measures that are specific to the individual executive, the executive's division or in the case of the Managing Director, the St.George Group.

The financial measures include targets for operating profit after tax, revenue growth, cost control, financial ratios and optimum level and mix of capital, depending upon the executive's responsibilities.

LTI performance conditions are comprised of St.George Group financial measures that include TSR and EPS targets. The targets are measured from the grant date and are tested on the vesting date. If the targets are not achieved on the vesting date they are retested up to one year after the vesting date for the final tranche of the options or awards.

The Board considers that the above STI, MTI and LTI are generating the desired financial outcomes for St.George. The success of these incentive arrangements is demonstrated by St.George's strong growth in operating profit after tax in recent years and improvements in key financial ratios, resulting in increases in shareholder returns.

Directors' Report

REMUNERATION REPORT CONTINUED

The improved financial performance and benefits for shareholder wealth derived from St.George's executive incentive arrangements are demonstrated in the following results:

YEAR ENDED 30 SEPTEMBER	2000	2001	2002	2003	2004
EPS* (cents)	83.0	101.6	124.7	142.2	160.8
Annual EPS Growth* (%)	7.2	22.4	22.7	14.0	13.1
Dividends (cents)	55.0	65.0	80.0	95.0	122.0
Share Price Increase** ($)	0.65	3.99	2.52	2.79	1.36

* before goodwill and significant items

** share price movement during the financial year.

Service Agreements

The Bank has entered into service contracts with each Specified Executive that provides for the payment of benefits where the contract is terminated by the Bank or the Specified Executive. The contracts are not fixed term and generally provide for the following:

(1) where the Bank terminates the contract, then a payment of between 12 and 15 months base remuneration is payable by the Bank depending upon the conditions of their individual contract;

(2) where the Specified Executive terminates the contract because of a material diminution in their role or responsibility, then in addition to point (1) a further payment will be payable by the Bank as detailed below:

- a) 7 weeks base remuneration in respect of the first year of the Specified Executives' service or part thereof; and
- b) 4 weeks base remuneration for each additional year of service between 2-10 years; and
- c) 3 weeks base remuneration for each additional year of service between 11-16 years; and
- d) 2 weeks base remuneration for each additional year of service between 17-25 years; and
- e) an additional 1 weeks base remuneration for each year of service where the executive is age 45 years or more;

provided any such payment does not exceed the maximum of 104 weeks of base remuneration.

Specified Executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

The names, position held and employment commencement date of the Bank's Specified Executives are as follows:

NAME	POSITION	EMPLOYMENT COMMENCEMENT DATE
G Bartlett	Group Executive – Institutional & Business Banking	8-Mar-82
R Chapman	Managing Director – BankSA	1-Jul-02
P Clare	Group Executive – Strategy	25-Feb-02
P Fegan	Group Executive – Wealth Management	22-Jul-02
J Loebenstein	Group Executive – Information Technology	20-Feb-95
S McKerihan	Chief Financial Officer	4-Nov-85
A Thorburn	Group Executive – Personal Customers	24-Jun-02
B Wright	Group Executive – Human Resources	1-Jul-00

Directors' Report

FOR THE YEAR ENDED 30 SEPTEMBER 2004

REMUNERATION REPORT CONTINUED

Remuneration of Specified Executives

Details of the nature and amount of each major element of remuneration for St.George's Specified Executives are as follows:

	PRIMARY BENEFITS			POST EMPLOYMENT	EQUITY COMPENSATION			
$'000	BASE REMUNERATION (A)	SHORT TERM INCENTIVE (B)	NON-MONETARY BENEFITS (C)	SUPERANNUATION CONTRIBUTIONS (D)	VALUE OF OPTIONS (E)	VALUE OF SHARES (F) (G)	TOTAL	OPTION VALUE % (H)
2004								
G Bartlett	523	550	8	12	121	235	1,449	8.4
R Chapman	308	310	-	12	109	74	813	13.4
P Clare	438	290	-	12	128	141	1,009	12.7
P Fegan	538	550	-	12	104	461	1,665	6.2
J Loebenstein	478	290	-	12	51	213	1,044	4.9
S McKerihan	613	405	-	12	81	338	1,449	5.6
A Thorburn	488	360	-	12	154	117	1,131	13.6
B Wright	428	290	-	12	101	137	968	10.4
	3,814	3,045	8	96	849	1,716	9,528	
2003								
G Bartlett	499	520	7	11	33	321	1,391	2.4
R Chapman	309	240	-	11	52	101	713	7.3
P Clare	414	260	-	11	58	179	922	6.3
P Fegan	481	450	-	11	36	713	1,691	2.1
J Loebenstein	459	240	-	11	23	230	963	2.4
S McKerihan	589	400	-	11	39	384	1,423	2.7
A Thorburn	449	350	-	11	72	142	1,024	7.0
B Wright	389	240	-	11	48	191	879	5.5
	3,589	2,700	7	88	361	2,261	9,006	

(A) Base remuneration comprises cash salary and available salary package options grossed-up by related fringe benefits tax where applicable. The Bank's superannuation contributions made on behalf of Specified Executives are disclosed separately.

(B) The short term incentive relates to the Specified Executives' performance in the 30 September 2004 year and for comparatives, the 30 September 2003 year.

(C) Includes the benefit relating to an interest free loan provided to Mr G Bartlett.

(D) Includes applicable Superannuation Guarantee Charge.

(E) The fair value of options is calculated at the grant date using the Binomial method. The fair value has not been discounted for the probability of not meeting performance hurdles. To determine the amount disclosed as remuneration, the fair value is allocated evenly to each reporting period over the period from the grant date to the vesting date. Options granted are not recorded as an expense. The following factors were used in determining the fair value of options on the grant date:

GRANT DATE	DATE FIRST EXERCISABLE	FAIR VALUE PER OPTION $	EXERCISE PRICE $	PRICE OF SHARES ON GRANT DATE $	ESTIMATED VOLATILITY %	RISK FREE INTEREST RATE %	DIVIDEND YIELD %	EXPECTED LIFE (YEARS)
1-Oct-02	15-Nov-04	1.96	18.16	18.16	18.1	4.87	3.71	3
1-Oct-02	15-Nov-05	2.32	18.16	18.16	18.1	4.95	3.71	3
1-Oct-03	30-Sep-05	2.08	20.40	20.40	17.2	4.83	4.28	3
1-Oct-03	30-Sep-06	2.10	20.40	20.40	17.2	4.92	4.28	3
1-Oct-03	30-Sep-07	2.12	20.40	20.40	17.2	4.98	4.28	3

Directors' Report

REMUNERATION REPORT CONTINUED

(F) The fair value of awards, comprising rights over unissued shares, granted under the Executive Performance Share Plan has been determined using the share price of the Bank's ordinary shares on the grant date. The fair value has not been discounted for the probability of not meeting performance hurdles (where applicable). Shares issued under the Plan are not recorded as an expense. To determine the amount disclosed as remuneration in each year, the fair value is allocated evenly to each reporting period over the period from the grant date to the vesting date.

(G) Includes the fair value of shares allotted under the Employee Reward Share Plan (Reward Plan) during the year. The Reward Plan provides eligible employees with up to $1,000 of ordinary shares per annum at no cost.

(H) Represents the value of options included in remuneration as a percentage of total remuneration.

Non-Executive Directors' Remuneration Policy

The Bank's Constitution provides that the Directors shall be paid an aggregate remuneration as is determined by Shareholders in general meeting. The fees are determined having regard to advice received from Egan Associates. The amount so determined is divided between the Directors at their discretion. The last determination made was at the Annual General Meeting held on 19 December 2003, where shareholders approved an aggregate amount of $2,000,000 per annum, such sum being inclusive of all superannuation guarantee contributions that the Bank makes on behalf of Directors.

Until December 2003, the Bank's Constitution made provision for the maximum retirement allowance which the Board may approve for a Director by reference to the maximum amount permitted to be paid under the Corporations Act 2001. However, at the Annual General Meeting held on 19 December 2003, shareholders approved an amendment to the Constitution such that no retirement benefits will be payable to any Non-Executive Directors appointed after 30 September 2003. The entitlements of each Non-Executive Director in office at 30 September 2003 will not increase from that amount which had accrued to the Non-Executive Director on 30 September 2003.

Remuneration of Specified Directors

Details of the nature and amount of each major element of the remuneration of each Specified Director of the Bank are as follows:

	PRIMARY BENEFITS			POST EMPLOYMENT		EQUITY COMPENSATION			
$'000	SALARY/ BASE FEE (A) (B)	COMMITTEE FEE (C)	SHORT TERM INCENTIVE	SUPERANNUATION CONTRIBUTIONS (D)	PRESCRIBED BENEFITS (E)	VALUE OF OPTIONS (F)	VALUE OF SHARES (G)	TOTAL	RETIREMENT PROVISION (H)
2004									
Executive Director									
G P Kelly (CEO and MD)	1,338	-	1,500	12	-	688	423	3,961	-
Non-Executive Directors									
F J Conroy (Chairman)	470	-	-	11	-	-	-	481	776
L F Bleasel	150	27	-	11	-	-	-	188	346
J S Curtis	150	22	-	11	-	-	-	183	340
R A F England	10	-	-	2	-	-	-	12	-
P D R Isherwood	150	25	-	11	-	-	-	186	342
L B Nicholls	150	25	-	11	-	-	-	186	145
G J Reaney	150	41	-	11	-	-	-	202	367
J M Thame	150	33	-	11	-	-	-	194	348
	1,380	173	-	79	-	-	-	1,632	2,664
2003									
Executive Director									
G P Kelly	1,039	-	1,150	11	-	755	423	3,378	-
Non-Executive Directors									
F J Conroy	318	-	-	11	189	-	-	518	776
L F Bleasel	110	18	-	10	52	-	-	190	346
J S Curtis	110	14	-	10	49	-	-	183	340
P D R Isherwood	110	16	-	10	50	-	-	186	342
L B Nicholls	110	16	-	10	134	-	-	270	145
G J Reaney	110	28	-	11	62	-	-	211	367
J M Thame	110	20	-	10	53	-	-	193	348
J J Mallick (retired)	86	24	-	8	34	-	-	152	-
	1,064	136	-	80	623	-	-	1,903	2,664

CEO and MD: Chief Executive Officer and Managing Director

Directors' Report

FOR THE YEAR ENDED 30 SEPTEMBER 2004

REMUNERATION REPORT CONTINUED

(A) Remuneration for Non-Executive Directors comprises base fees paid and the cost of shares acquired under the Non-Executive Directors' Share Purchase Plan. In consideration for shares acquired on their behalf, Non-Executive Directors forego Directors' fees equivalent to the purchase price of the shares less brokerage, stamp duty and a discount equivalent to that available under the Bank's Dividend Reinvestment Plan when operational. During the year, 5,929 shares were acquired on market and allocated to three Directors under the Non-Executive Directors' Share Purchase Plan.

(B) Remuneration for the CEO and MD comprises cash salary and available salary package options grossed-up by related fringe benefits tax where applicable and excludes the Bank's superannuation contributions.

(C) Represents fees paid for representation on Board Committees.

(D) Includes Superannuation Guarantee Charge applicable to Directors under 70 years of age.

(E) Represents amounts accrued during the year in respect of Non-Executive Directors' retirement benefits.

(F) The fair value of options is calculated at the grant date using the Binomial method. The fair value has not been discounted for the probability of not meeting performance hurdles. To determine the amount disclosed as remuneration, the fair value is allocated evenly to each reporting period over the period from the grant date to the vesting date. Options granted are not recorded as an expense. The following factors were used in determining the fair value of options on the grant date:

GRANT DATE	DATE FIRST EXERCISABLE	FAIR VALUE PER OPTION $	EXERCISE PRICE $	PRICE OF SHARES ON GRANT DATE $	ESTIMATED VOLATILITY %	RISK FREE INTEREST RATE %	DIVIDEND YIELD %	EXPECTED LIFE (YEARS)
12-Dec-01	12-Jun-04	2.32	16.91	16.91	20.9	4.75	3.71	2.5
12-Dec-01	12-Jun-05	2.69	16.91	16.91	20.9	5.05	3.71	3.5
12-Dec-01	12-Jun-06	2.98	16.91	16.91	20.9	5.25	3.71	4.5

(G) The fair value of awards, comprising rights over unissued shares, granted under the Executive Performance Share Plan has been determined using the share price of the Bank's ordinary shares on the grant date. The fair value has not been discounted for the probability of not meeting performance hurdles (where applicable). Shares issued under the Plan are not recorded as an expense. To determine the amount disclosed as remuneration in each year, the fair value is allocated evenly to each reporting period over the period from the grant date being 12 December 2001 to the vesting date.

(H) At the Bank's Annual General Meeting on 19 December 2003, shareholders approved a resolution that Non-Executive Directors appointed after 30 September 2003 would not be entitled to retirement benefits. Payment of retirement benefits that have already been accrued for existing Directors will not exceed the entitlement at 30 September 2003.

The value of options included in remuneration as a percentage of total remuneration for Mrs G P Kelly in the 2004 year is 17.4% (2003: 22.4%).

Directors' Report

FOR THE YEAR ENDED 30 SEPTEMBER 2004

REMUNERATION REPORT CONTINUED

Details of Options and Awards Held by Specified Directors and Specified Executives

Options

All options refer to options over ordinary shares of the Bank, which are exercisable on a one-for-one basis under the Executive Option Plan. The movements during the year in the number of options over ordinary shares in the Bank, held directly, indirectly or beneficially, by each Specified Director and Specified Executive, including their personally related entities are as follows:

				MOVEMENT DURING THE YEAR					
SPECIFIED DIRECTOR/ EXECUTIVES	GRANT DATE	EXERCISE PERIOD	EXERCISE PRICE ($)	HELD AT 1 OCT 2003	GRANTED	FORFEITED OR EXPIRED	EXERCISED	HELD AT 30 SEP 2004 (1)	FAIR VALUE PER OPTION ($)
Specified Director									
G Kelly	12-Dec-01	12-Jun-04 - 12-Dec-06	16.91	250,000	-	-	-	250,000 (2)	
	12-Dec-01	12-Jun-05 - 12-Dec-06	16.91	250,000	-	-	-	250,000	
	12-Dec-01	12-Jun-06 - 12-Dec-06	16.91	500,000	-	-	-	500,000	
				1,000,000	-	-	-	1,000,000	
Specified Executives									
G Bartlett	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	13,734	-	-	-	13,734	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	13,734	-	-	-	13,734	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	13,734	-	-	-	13,734	
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	-	38,547	-	-	38,547	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	-	38,547	-	-	38,547	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	-	38,547	-	-	38,547	2.12
				41,202	115,641	-	-	156,843	
R Chapman	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	20,029	-	-	-	20,029	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	20,029	-	-	-	20,029	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	20,029	-	-	-	20,029	
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	-	25,184	-	-	25,184	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	-	25,184	-	-	25,184	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	-	25,184	-	-	25,184	2.12
				60,087	75,552	-	-	135,639	
P Clare	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	24,035	-	-	-	24,035	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	24,035	-	-	-	24,035	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	24,035	-	-	-	24,035	
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	-	30,838	-	-	30,838	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	-	30,838	-	-	30,838	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	-	30,838	-	-	30,838	2.12
				72,105	92,514	-	-	164,619	
P Fegan	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	15,022	-	-	-	15,022	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	15,022	-	-	-	15,022	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	15,022	-	-	-	15,022	
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	-	30,103	-	-	30,103	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	-	30,103	-	-	30,103	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	-	30,103	-	-	30,103	2.12
				45,066	90,309	-	-	135,375	
J Loebenstein	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	9,442	-	-	-	9,442	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	9,442	-	-	-	9,442	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	9,442	-	-	-	9,442	
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	-	12,335	-	-	12,335	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	-	12,335	-	-	12,335	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	-	12,335	-	-	12,335	2.12
				28,326	37,005	-	-	65,331	
S McKerihan	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	16,095	-	-	-	16,095	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	16,095	-	-	-	16,095	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	16,095	-	-	-	16,095	
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	-	18,723	-	-	18,723	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	-	18,723	-	-	18,723	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	-	18,723	-	-	18,723	2.12
				48,285	56,169	-	-	104,454	
A Thorburn	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	30,043	-	-	-	30,043	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	30,043	-	-	-	30,043	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	30,043	-	-	-	30,043	
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	-	35,977	-	-	35,977	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	-	35,977	-	-	35,977	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	-	35,977	-	-	35,977	2.12
				90,129	107,931	-	-	198,060	
B Wright	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	20,029	-	-	-	20,029	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	20,029	-	-	-	20,029	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	20,029	-	-	-	20,029	
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	-	23,128	-	-	23,128	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	-	23,128	-	-	23,128	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	-	23,128	-	-	23,128	2.12
				60,087	69,384	-	-	129,471	

No options held by Specified Directors or Specified Executives are vested but not exercisable. No options have been granted since the end of the financial year. An overview of performance conditions for the above options are contained in the section following this table titled "Performance Conditions for Options and Awards".

(1) These options affect Specified Director's and Specified Executives' 30 September 2004 year remuneration.

(2) Vested during the year and exercisable from 12 June 2004.

REMUNERATION REPORT CONTINUED

Awards (Rights over Unissued Shares)

All awards refer to rights over ordinary shares of St.George Bank Limited, which are exercisable on a one-for-one basis under the Executive Performance Share Plan or the Employee Reward Share Plan. The movements during the year in the number of rights over ordinary shares in St.George Bank Limited, held directly, indirectly or beneficially, by each Specified Director and Specified Executive, including their personally related entities are as follows:

SPECIFIED DIRECTOR/ EXECUTIVES	GRANT DATE	VESTING DATE	MOVEMENT DURING THE YEAR					FAIR VALUE PER AWARD ($)
			HELD AT 1 OCT 2003	GRANTED	FORFEITED OR EXPIRED	EXERCISED(3)	HELD AT 30 SEP 2004	
Specified Director								
G Kelly	12-Dec-01	12-Dec-03 (1),(4)	25,000	-	-	(25,000)	-	
	12-Dec-01	12-Dec-04 (4)	25,000	-	-	-	25,000	
			50,000	-	-	(25,000)	25,000	
Specified Executives								
G Bartlett	1-Nov-00	15-Nov-03 (1)	13,000	-	-	(13,000)	-	
	1-Oct-01	15-Nov-03 (1)	9,895	-	-	(9,895)	-	
	1-Oct-01	15-Nov-04	9,895	-	-	-	9,895	
	1-Oct-01	15-Nov-04	9,895	-	-	-	9,895	
	1-Oct-02	15-Nov-04	4,112	-	-	-	4,112	
	1-Oct-02	15-Nov-05	4,112	-	-	-	4,112	
	1-Oct-02	15-Nov-05	4,112	-	-	-	4,112	
	1-Oct-03	30-Sep-05	-	1,839	-	-	1,839	20.32
	1-Oct-03	30-Sep-06	-	1,839	-	-	1,839	20.32
	1-Oct-03	30-Sep-07	-	1,839	-	-	1,839	20.32
	21-Nov-03	21-Nov-03 (1)	-	49	-	(49)	-	20.21
			55,021	5,566	-	(22,944)	37,643	
R Chapman	1-Jul-02	15-Nov-03 (1)	864	-	-	(864)	-	
	1-Jul-02	15-Nov-04	864	-	-	-	864	
	1-Jul-02	15-Nov-04	864	-	-	-	864	
	1-Jul-02	1-Jul-03 (1),(4),(5)	2,571	-	-	(2,571)	-	
	1-Jul-02	1-Jul-04 (2),(4)	2,571	-	-	-	2,571	
	1-Oct-02	15-Nov-04	1,102	-	-	-	1,102	
	1-Oct-02	15-Nov-05	1,102	-	-	-	1,102	
	1-Oct-02	15-Nov-05	1,102	-	-	-	1,102	
	1-Oct-03	30-Sep-05	-	1,201	-	-	1,201	20.32
	1-Oct-03	30-Sep-06	-	1,201	-	-	1,201	20.32
	1-Oct-03	30-Sep-07	-	1,201	-	-	1,201	20.32
	21-Nov-03	21-Nov-03 (1)	-	49	-	(49)	-	20.21
			11,040	3,652	-	(3,484)	11,208	
P Clare	25-Feb-02	15-Nov-03 (1)	3,729	-	-	(3,729)	-	
	25-Feb-02	15-Nov-04	3,729	-	-	-	3,729	
	25-Feb-02	15-Nov-04	3,729	-	-	-	3,729	
	25-Feb-02	25-Feb-04 (1),(4)	2,797	-	-	(2,797)	-	
	25-Feb-02	25-Feb-05 (4)	2,797	-	-	-	2,797	
	1-Oct-02	15-Nov-04	1,322	-	-	-	1,322	
	1-Oct-02	15-Nov-05	1,322	-	-	-	1,322	
	1-Oct-02	15-Nov-05	1,322	-	-	-	1,322	
	1-Oct-03	30-Sep-05	-	1,471	-	-	1,471	20.32
	1-Oct-03	30-Sep-06	-	1,471	-	-	1,471	20.32
	1-Oct-03	30-Sep-07	-	1,471	-	-	1,471	20.32
	21-Nov-03	21-Nov-03 (1)	-	49	-	(49)	-	20.21
			20,747	4,462	-	(6,575)	18,634	
P Fegan	2-Jun-02	15-Nov-03 (1)	1,155	-	-	(1,155)	-	
	2-Jun-02	15-Nov-04	1,155	-	-	-	1,155	
	2-Jun-02	15-Nov-04	1,155	-	-	-	1,155	
	2-Jun-02	22-Jul-03 (1),(4),(5)	20,000	-	-	(20,000)	-	
	2-Jun-02	22-Jul-04 (2),(4)	20,000	-	-	-	20,000	
	2-Jun-02	22-Jul-05 (4)	20,000	-	-	-	20,000	
	1-Oct-02	15-Nov-04	4,497	-	-	-	4,497	
	1-Oct-02	15-Nov-05	4,497	-	-	-	4,497	
	1-Oct-02	15-Nov-05	4,497	-	-	-	4,497	
	1-Oct-03	30-Sep-05	-	3,350	-	-	3,350	20.32
	1-Oct-03	30-Sep-06	-	3,350	-	-	3,350	20.32
	1-Oct-03	30-Sep-07	-	3,350	-	-	3,350	20.32
	21-Nov-03	21-Nov-03 (1)	-	49	-	(49)	-	20.21
			76,956	10,099	-	(21,204)	65,851	

Directors' Report

FOR THE YEAR ENDED 30 SEPTEMBER 2004

REMUNERATION REPORT CONTINUED

SPECIFIED DIRECTOR/ EXECUTIVES	GRANT DATE	VESTING DATE	MOVEMENT DURING THE YEAR					FAIR VALUE PER AWARD ($)
			HELD AT 1 OCT 2003	GRANTED	FORFEITED OR EXPIRED	EXERCISED(3)	HELD AT 30 SEP 2004	
Specified Executives								
J Loebenstein	1-Nov-00	15-Nov-03 (1)	7,833	-	-	(7,833)	-	
	1-Oct-01	15-Nov-03 (1)	7,703	-	-	(7,703)	-	
	1-Oct-01	15-Nov-04	7,703	-	-	-	7,703	
	1-Oct-01	15-Nov-04	7,703	-	-	-	7,703	
	1-Oct-02	15-Nov-04	2,827	-	-	-	2,827	
	1-Oct-02	15-Nov-05	2,827	-	-	-	2,827	
	1-Oct-02	15-Nov-05	2,827	-	-	-	2,827	
	1-Oct-03	30-Sep-05	-	3,203	-	-	3,203	20.32
	1-Oct-03	30-Sep-06	-	3,203	-	-	3,203	20.32
	1-Oct-03	30-Sep-07	-	3,203	-	-	3,203	20.32
	21-Nov-03	21-Nov-03 (1)	-	49	-	(49)	-	20.21
			39,423	9,658	-	(15,585)	33,496	
S McKerihan	1-Nov-00	15-Nov-03 (1)	15,667	-	-	(15,667)	-	
	1-Oct-01	15-Nov-03 (1)	11,924	-	-	(11,924)	-	
	1-Oct-01	15-Nov-04	11,924	-	-	-	11,924	
	1-Oct-01	15-Nov-04	11,924	-	-	-	11,924	
	1-Oct-02	15-Nov-04	4,819	-	-	-	4,819	
	1-Oct-02	15-Nov-05	4,819	-	-	-	4,819	
	1-Oct-02	15-Nov-05	4,819	-	-	-	4,819	
	1-Oct-03	30-Sep-05	-	4,862	-	-	4,862	20.32
	1-Oct-03	30-Sep-06	-	4,862	-	-	4,862	20.32
	1-Oct-03	30-Sep-07	-	4,862	-	-	4,862	20.32
	21-Nov-03	21-Nov-03 (1)	-	49	-	(49)	-	20.21
			65,896	14,635	-	(27,640)	52,891	
A Thorburn	4-Apr-02	15-Nov-03 (1)	1,488	-	-	(1,488)	-	
	4-Apr-02	15-Nov-04	1,488	-	-	-	1,488	
	4-Apr-02	15-Nov-04	1,488	-	-	-	1,488	
	4-Apr-02	24-Jun-03 (1),(4),(5)	3,676	-	-	(3,676)	-	
	4-Apr-02	24-Jun-04 (2),(4)	3,676	-	-	-	3,676	
	1-Oct-02	15-Nov-04	1,652	-	-	-	1,652	
	1-Oct-02	15-Nov-05	1,652	-	-	-	1,652	
	1-Oct-02	15-Nov-05	1,652	-	-	-	1,652	
	1-Oct-03	30-Sep-05	-	1,716	-	-	1,716	20.32
	1-Oct-03	30-Sep-06	-	1,716	-	-	1,716	20.32
	1-Oct-03	30-Sep-07	-	1,716	-	-	1,716	20.32
	21-Nov-03	21-Nov-03 (1)	-	49	-	(49)	-	20.21
			16,772	5,197	-	(5,213)	16,756	
B Wright	1-Nov-00	15-Nov-03 (1)	5,400	-	-	(5,400)	-	
	1-Oct-01	15-Nov-03 (1)	8,188	-	-	(8,188)	-	
	1-Oct-01	15-Nov-04	8,188	-	-	-	8,188	
	1-Oct-01	15-Nov-04	8,188	-	-	-	8,188	
	1-Oct-02	15-Nov-04	1,102	-	-	-	1,102	
	1-Oct-02	15-Nov-05	1,102	-	-	-	1,102	
	1-Oct-02	15-Nov-05	1,102	-	-	-	1,102	
	1-Oct-03	30-Sep-05	-	1,103	-	-	1,103	20.32
	1-Oct-03	30-Sep-06	-	1,103	-	-	1,103	20.32
	1-Oct-03	30-Sep-07	-	1,103	-	-	1,103	20.32
	21-Nov-03	21-Nov-03 (1)	-	49	-	(49)	-	20.21
			33,270	3,358	-	(13,637)	22,991	

No rights held by Specified Directors or Specified Executives are vested but not exercisable. An overview of performance conditions for the above awards are contained in the section following this table titled "Performance Conditions for Options and Awards". Except for those awards with footnote (5), the above awards affect the remuneration of the Specified Director or Specified Executives for the 30 September 2004 year.

(1) Vested during the year.

(2) Vested but not exercised.

(3) There are no amounts unpaid on the shares issued as a result of the exercise of the rights.

(4) No performance conditions relate to these awards as they represent compensation for incentives foregone by the Specified Director or Specified Executives on leaving their former employer.

(5) These awards do not affect the remuneration of the Specified Executives for the 30 September 2004 year.

Directors' Report

REMUNERATION REPORT CONTINUED

Performance Conditions for Options and Awards

1. **Managing Director – Options granted on 12 December 2001**
   1,000,000 options were granted to the Managing Director on 12 December 2001, which vest in three tranches, comprising two tranches of 250,000 options and one tranche of 500,000 options. The performance condition for each tranche is subject to the achievement of annual growth in EPS (before goodwill and significant items) of equal to or greater than 10 percent for each of the years ending 30 September 2003, 30 September 2004 and 30 September 2005. The Managing Director has satisfied the EPS performance conditions for tranche 1 and tranche 2 of the options. Tranche 1 options are exercisable from 12 June 2004 and Tranche 2 from 12 June 2005.

2. **Specified Executives – Options and Awards granted on 1 October 2002 and during the 30 September 2002 year (excluding awards granted as compensation for leaving former employers)**

   Subject to tenure, the options and awards vest if the following conditions are satisfied:

   Tranche 1
   EPS for the year ended 30 September 2003 exceeds 137.17 cents.

   Tranche 2
   EPS for the year ended 30 September 2004 must exceed:

   (a) EPS for the year ended 30 September 2003 by more than 10 percent; or

   (b) be equal to EPS for the year ended 30 September 2002 grown at an annual rate of 10 percent compounded annually.

   Tranche 3
   EPS for the year ended 30 September 2005 must exceed:

   (a) EPS for the year ended 30 September 2004 by more than 10 percent; or

   (b) be equal to EPS for the year ended 30 September 2002 grown at an annual rate of 10 percent compounded annually.

3. **Specified Executives – Overview of Options and Awards granted to Specified Executives on 1 October 2003 and vesting between 30 September 2005 and 30 September 2008**

   The performance conditions for the exercise of options and awards granted to Specified Executives for the 1 October 2003 grant include TSR and EPS measures.

   Options and Awards are generally granted to Specified Executives in three equal tranches, with each tranche having fifty percent of the entitlement subject to a TSR performance condition and fifty percent subject to a EPS performance condition.

TSR Entitlement
Provided the participant remains an employee of St.George up to and including the Prescribed Exercise Date in relation to Tranche 1, 2 and 3 of a grant, if the Bank's TSR exceeds the performance of the S&P/ASX50 accumulation index during the period from the grant date to the measurement date, as measured on that date, the holder will be entitled to exercise 50% of the relevant tranche entitlement.

If the TSR condition is not achieved, the condition will be retested on the last trading day of each subsequent calendar month up until 30 September 2008, at which time if the condition is not met, the options and awards will be forfeited.

TSR is the measure of return on an investment in the Bank's ordinary shares. The return is based on a compounding rate, incorporating all capital gains and dividend payments over the specified period, which is then smoothed by calculating a retrospective average over the 22 trading days up to and including the measurement day. The measurement day is the last trading day of the calendar month in which the measurement is taken. The S&P/ASX 50 accumulation index will also be smoothed using the same methodology.

EPS Entitlement
Provided the participant remains an employee of St.George up to and including the Prescribed Exercise Date in relation to Tranche 1, 2 and 3 where the EPS for the performance year specified by the tranche equals or exceeds:

(i) the EPS for the preceding financial year by more than 10%; or

(ii) that figure which EPS would have reached had the EPS for the year ending for the specific tranche grown at an annual rate of 10%, compounding annually from 30 September 2003;

the holder will be entitled to exercise 50% of the tranche entitlement.

If the EPS condition is not achieved, then the particular EPS Entitlement, will accumulate to the next Tranche and is retested annually up to 30 September 2008, at which time if the condition is not met, then the options and awards will be forfeited.

4. **Specified Executives – Awards granted on 1 November 2000**
   Subject to tenure, where the EPS (before goodwill and significant items) for the year ending 30 September 2002:

   (i) is less than 109.6 cents, the Specified Executives shall not be entitled to any awards;

   (ii) is greater than or equal to 109.6 cents but less than 118.9 cents, the Specified Executives will be entitled to 60 percent;

   (iii) is greater than or equal to 118.9 cents but less than 124.3 cents, the Specified Executives will be entitled to 80 percent; or

   (iv) is greater than 124.3 cents, the Specified Executives will be entitled to 100 percent.

5. **Specified Executives – Awards granted on 1 October 2001**
   Subject to tenure, the awards vest if EPS (before goodwill and significant items) is:

   Tranche 1 – equal to or exceeds 118.1 cents for the year ended 30 September 2002.

   Tranche 2 – equal to or exceeds 131.3 cents for the year ended 30 September 2003.

   Tranche 3 – equal to or exceeds 145.3 cents for the year ended 30 September 2004.

   Where EPS is less than 113.8 cents (Tranche 1), 122.9 cents (Tranche 2) and 132.7 cents (Tranche 3) in the respective years outlined above, then the awards are forfeited. Where EPS falls between these targets, then entitlement is determined on a pro-rata basis.

Directors' Report

REMUNERATION REPORT CONTINUED

6. Specified Directors and Specified Executives – Shares granted on 21 November 2003

These shares were granted under the Bank's Employee Reward Share Plan. Subject to Board discretion, the three hurdles for the 2003 year were:

(i) Should EPS (before goodwill and significant items) equal or exceed the EPS of the previous year by 10% or more, then 50% of the awards will vest;

(ii) Should the Bank's independently measured customer satisfaction rating be equal to or exceeds 75%, then 25% of the awards will vest; and

(iii) Should the customer satisfaction differential to the major banks be equal to or exceed 10%, then the remaining 25% of the awards will vest.

CORPORATE GOVERNANCE

In accordance with the Australian Stock Exchange Principles of *Good Corporate Governance and Best Practice Recommendations*, the Managing Director and Chief Executive Officer and the Chief Financial Officer, have provided a written statement to the Board that the financial report represents a true and fair view of St.George's financial position as at 30 September 2004 and of its performance for the year ended 30 September 2004, in accordance with relevant accounting standards and regulations.

PRINCIPAL ACTIVITIES OF THE CONSOLIDATED ENTITY

The principal activities of St.George during the financial year were undertaken by the following divisions:

Personal Customers

Personal Customers is responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits and small business banking. This division also manage retail branches, call centres, agency network and electronic channels such as EFTPOS terminals, ATMs and Internet banking.

Institutional and Business Banking (IBB)

IBB is responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

BankSA

BankSA provides retail banking and business banking services to customers in South Australia and the Northern Territory. These services are expanding into country New South Wales and Victoria. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

Wealth Management

Wealth Management is responsible for funds management and administration, dealer group services, margin lending, financial planning, investment advice, private banking services and general and life insurance.

CONSOLIDATED PROFIT

The net profit of St.George for the financial year after income tax, outside equity interests, goodwill amortisation, significant items and before preference dividends was $767 million (2003: $658 million). The net profit available to ordinary shareholders was $717 million (2003: $606 million).

DIVIDENDS

Information regarding dividends paid or declared by St.George since the end of the previous financial year is included in Note 3.

REVIEW OF OPERATIONS

A review of the operations of St.George is contained in the 'Chairman's Report', 'Managing Director's Report' and 'Shareholder Friendly Financials'. These sections are to be regarded as incorporated into this report.

STATE OF AFFAIRS

Significant changes in the state of affairs of St.George during the financial year were as follows:

Capital Raising

In August 2004, the Bank issued 3.5 million non-cumulative, redeemable and convertible preference shares called SAINTS (Subordinated Adjustable Income Non-Refundable Tier 1 Securities) raising $345 million (after issue costs). The purpose of the capital raising was to enhance St.George's overall capital position and to fund ongoing growth. Following the SAINTS issue, St.George's Tier 1 capital adequacy position was 7.4%. At 30 September 2004, $302 million of the SAINTS qualified as Tier 1 capital and $43 million qualified as Tier 2 capital as they currently exceed APRA's innovative capital limits.

Securitisation

The Bank securitised a total of $5.7 billion of housing loans in February, June and September 2004 through the Crusade Program (2003: $4.3 billion). The total value of securitised receivables outstanding at 30 September 2004 was $10,549 million (2003: $7,788 million).

Borrowing Transactions

In October 2003, the Bank completed a US$400 million subordinated note raising in the United States Rule 144A market that qualifies as Tier 2 capital for capital adequacy purposes.

In November 2003, the Bank issued $200 million of fixed rate and $300 million of floating rate transferable deposits, both maturing in August 2008.

In January 2004, the Bank issued Euro 500 million floating rate notes maturing in January 2007.

In March 2004, the Bank issued GBP 200 million floating rate notes maturing in March 2007.

In July 2004, the Bank issued USD 500 million floating rate notes maturing in July 2007.

In August 2004, the Bank issued Euro 750 million of floating rate notes maturing in August 2009.

In August 2004, the Bank issued $300 million of fixed rate transferable deposits maturing in August 2008.

Even Better Bank (EBB) Program

The EBB program delivered a before tax cost savings contribution of $80 million during the year. Cost savings were driven from efficiency improvements, reductions in middle management staff and rationalisation of computer expenditure.

Directors' Report

ENVIRONMENTAL REGULATION

The operations of the Bank and its controlled entities are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory.

The Bank may however become subject to environmental regulation when enforcing securities over properties to recover outstanding debts.

EVENTS SUBSEQUENT TO BALANCE DATE

Since 30 September 2004, the Bank has proposed a final dividend on ordinary shares (Note 3).

The implications on St.George from the adoption of Australian equivalent International Financial Reporting Standards from 1 October 2005 are contained in Note 9.

The Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of St.George, the results of those operations or the state of affairs of St.George in subsequent financial years.

LIKELY DEVELOPMENTS

Details of likely developments in the operations of St.George in subsequent financial years are contained in the 'Chairman's Report' and the 'Managing Director's Report'. These sections are to be regarded as incorporated into this report.

Further information regarding likely developments in the operations of St.George and the expected results thereof, has not been included in this report because the disclosure of the information would be likely to result in unreasonable prejudice towards the interests of St.George.

DIRECTORS' SHAREHOLDINGS

The relevant interest of each director in the share capital of the Bank at the date of this report are outlined in the following table. Each interest is held beneficially by the relevant director.

DIRECTORS' SHAREHOLDINGS

NAME	FULLY PAID ORDINARY SHARES	PRYMES	SAINTS	OPTIONS GRANTED OVER ORDINARY SHARES	AWARDS (1)
F J Conroy	14,578	63	109	-	-
G P Kelly	25,000	-	208	1,000,000	25,000
L F Bleasel	40,626	427	-	-	-
J S Curtis	18,166	-	318	-	-
R A F England	-	-	-	-	-
P D R Isherwood	25,287	-	263	-	-
L B Nicholls	3,617	-	-	-	-
G J Reaney	42,388	-	-	-	-
J M Thame	150,000	63	-	-	-

(1) Awards granted under the Executive Performance Plan that represent a right over ordinary shares.

Directors' Report

DIRECTORS' INTERESTS

Details of the interests held by directors of the Bank in registered schemes offered by the consolidated entity at the date of this report are as follows:

NAME	REGISTERED SCHEME	UNITS HELD
J M Thame	Advance Imputation Fund	27,981

SHARE OPTIONS

On 1 October 2003, 644,505 options were granted to 8 Specified Executives. No options were granted to the Managing Director during the year. No options have been granted since the end of the financial year and up to the date of this report. 30,000 ordinary shares were issued as a result of exercising options granted under the Executive Option Plan. The number of options outstanding at the date of this report is 2,089,792.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The Bank's Constitution provides for an indemnity to each person who is or has been a director, principal executive officer or the secretary of the Bank against any liability which results directly or indirectly from facts or circumstances relating to the person serving or having served in that capacity, incurred on or after 1 April 1994 to any person whether or not arising from a prior contingent liability and, which does not arise out of conduct involving a lack of good faith and conduct known to the person to be wrongful.

In addition, such indemnity also extends to costs and expenses incurred by the person in defending civil or criminal proceedings in which judgement is given in favour of the person or in which the person is acquitted or the courts grant relief.

The Constitution also provides, to the extent permitted by law, for the directors to authorise the Bank to enter into any documentary indemnity in favour of, or insurance policy for, the benefit of a person who is or has been a director, executive officer, secretary, auditor, employee or other officer of the Bank, which indemnity or insurance policy may be in such terms as the Board of Directors approves.

DIRECTORS' AND OFFICERS' INSURANCE

The Bank has paid a premium in respect of a contract of insurance insuring certain officers of the Bank and its controlled entities against those liabilities for which insurance is permitted under Section 199B of the Corporations Act 2001. Such officers consist of the directors named earlier in this report, the company secretary, executive officers, Bank officers appointed on the Bank's behalf to external directorship and all persons deemed to be officers of the Bank and related bodies corporate under the provisions of the Corporations Act 2001, together with all other former and future directors, companies secretaries and officers. Disclosure of the nature of the liabilities and the amount of the premium is prohibited under the conditions of the contract of insurance.

TAX CONSOLIDATION

Effective 1 October 2003, the Bank and its wholly owned Australian resident subsidiaries have adopted tax consolidation.

Directors' Report

FOR THE YEAR ENDED 30 SEPTEMBER 2004

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To the Directors of St.George Bank Limited

I declare that to the best of my knowledge and belief, during the financial year ended 30 September 2004 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

J F Teer
Partner

Signed at Sydney, New South Wales
1 November 2004

Directors' Report

FOR THE YEAR ENDED 30 SEPTEMBER 2004

ROUNDING OF AMOUNTS

The Bank is a company of the kind referred to in Australian Securities and Investments Commission class order 98/0100, dated 10 July 1998, as amended by class order 04/667 dated 15 July 2004. Accordingly, amounts in this report and the accompanying Concise Financial Statements have been rounded to the nearest one million dollars except where otherwise indicated.

Signed in accordance with a resolution of the directors.

F J Conroy
Chairman

G P Kelly
Chief Executive Officer
and Managing Director

Signed at Sydney, New South Wales
1 November 2004

Discussion and Analysis

FOR THE YEAR ENDED 30 SEPTEMBER 2004

STATEMENT OF FINANCIAL PERFORMANCE

The net profit of St.George for the financial year after income tax, outside equity interests, goodwill amortisation, significant items and before preference dividends was $767 million (30 September 2003: $658 million). The net profit available to ordinary shareholders was $717 million (30 September 2003: $606 million).

Net profit after income tax and preference dividends and before significant items was $717 million (30 September 2003: $606 million).

Return on average ordinary equity (before goodwill amortisation and significant items) increased to 21.42% (30 September 2003: 20.30%).

Basic earnings per ordinary share increased to 140.6 cents from 120.7 cents. Alternative basic earnings per ordinary share (before goodwill amortisation and significant items) increased to 160.8 cents (30 September 2003: 142.2 cents).

Net interest income for the year was $1,612 million (30 September 2003: $1,451 million) an increase of 11.1%. Interest margin fell from 2.76% for the year ended 30 September 2003 to 2.68% for the year ended 30 September 2004.

Other income before significant items, has grown 5.3% to $958 million from $910 million in the prior year. This was due to strong growth in bank acceptances and managed funds, increased trading income and a $7 million increase in trust distribution income. Lower interchange fees and higher home loan broker commissions impacted growth in other income.

Total operating expenses (before goodwill amortisation and significant items) were $1,222 million for the year ended 30 September 2004 (30 September 2003: $1,170 million) an increase of 4.4%.

Staff expenses increased by $52 million or 9.0% to $629 million (30 September 2003: $577 million). This increase reflects an enterprise average wage increase of 4.0% and other staff receiving an average salary increase of 4.25% effective 1 October 2003, an increase of 216 full time equivalent permanent and casual staff during the year, and recognition of an $8 million staff termination payment provision arising from the recently announced change to St.George's organisational model, impacting the Personal Customer and Wealth Management Divisions.

Deferred expenditure amortisation (before significant items) fell by $13 million over the previous year.

Occupancy expenses were $132 million, compared to $125 million in the previous year, reflecting an increase in rental expense resulting from the sale and lease back of a number of branches in recent years.

The expense to income ratio, excluding goodwill amortisation and significant items fell to 47.5% from 49.6% last year.

The charge for bad and doubtful debts increased to $112 million (30 September 2003: $102 million). This was primarily due to the increase in the general provision for doubtful debts which reflects the growth in risk weighted assets during the year.

The effective tax rate for 30 September 2004 was 32.8% (30 September 2003: 33.2%) primarily as a result of the amortisation of goodwill.

STATEMENT OF FINANCIAL POSITION

Total assets were $70.0 billion at 30 September 2004 (30 September 2003: $62.7 billion), an increase of 11.6%. The following items impacted total assets:

- new securitisations of $5.7 billion of residential lending receivables through the Crusade Program, taking the balance of securitised loans to $10.5 billion at 30 September 2004 (30 September 2003 $7.8 billion);
- strong growth in the utilisation of bank acceptances by commercial banking customers. The focus on this product has resulted in growth of 51.3% during the year to $5,132 million (30 September 2003: $3,391 million); and
- loans and receivables grew to $54.8 billion (30 September 2003: $48.9 billion), an increase of 12.0%.

Total liabilities increased by 11.3% to $64.9 billion (30 September 2003: $58.3 billion). Retail deposits increased by 6.6% to $36.1 billion, which was used to fund part of the growth in St.George's assets. Within retail funding, transaction account balances increased by 8.4% during the year. Growth in retail funding was impacted by the Group's tactical pricing changes to the directsaver account, which benefited net interest margin but slowed growth during the year. Growth was also impacted by a shift in customer demand to equity type products due to improved investment returns. This shift contributed to the Group's strong growth in managed funds.

Shareholders' equity increased to $5.0 billion from $4.4 billion at 30 September 2003, primarily due to the issue of 7.2 million ordinary shares under the Bank's dividend reinvestment plan raising $151 million in capital and the issuance of SAINTS raising $345 million in capital.

STATEMENT OF CASH FLOWS

Net cash provided by operating activities was $1,203 million. This was due to the strong underlying performance during the year.

Net cash used in investing activities of $6,216 million related to growth in loans and receivables.

Net cash provided by financing activities of $5,274 million reflected an increase in wholesale funding, loan capital and proceeds from the issue of SAINTS.

Statement of Financial Performance

FOR THE YEAR ENDED 30 SEPTEMBER 2004

	NOTE	CONSOLIDATED 2004 $M	2003 $M
Interest income		**4,116**	3,434
Interest expense		**2,504**	1,983
Net interest income		**1,612**	1,451
Other income	2	**975**	910
Total ordinary income (net of interest expense)		**2,587**	2,361
Charge for bad and doubtful debts		**112**	102
Operating expenses			
- staff		**629**	577
- computer and equipment		**210**	207
- occupancy		**132**	125
- administration and other		**268**	261
Total operating expenses	2	**1,239**	1,170
Share of net (profit)/loss of associates accounted for using the equity method		**(2)**	3
Goodwill amortisation		**103**	108
Profit from ordinary activities before income tax		**1,135**	978
Income tax expense	2	**372**	325
Profit from ordinary activities after income tax		**763**	653
Net (loss) attributable to outside equity interests		**(4)**	(5)
Net profit attributable to members of the Bank		**767**	658
Non Owner Changes in Equity			
Net increase in asset revaluation and realisation reserve		**-**	18
Net (decrease)/increase in claims equalisation reserve		**(19)**	6
Net increase in depositors' and borrowers' redemption reserve		**-**	1
Foreign currency translation adjustment		**2**	-
Net decrease in retained profits on the initial adoption of:			
Revised AASB 1028 "Employee Benefits"		**-**	(1)
		(17)	24
Total change in equity other than those resulting from transactions with owners as owners		**750**	682
Dividends per ordinary share (cents)	3	**122**	95
Basic earnings per ordinary share (cents)	4	**140.6**	120.7
Diluted earnings per ordinary share (cents)	4	**140.3**	120.8
Basic earnings per preferred resetting yield marketable equity security ($)	4	**6.36**	6.36
Basic earnings per subordinated adjustable income non-refundable tier 1 security ($)	4	**4.75**	-

The Statement of Financial Performance should be read in conjunction with the discussion and analysis on page 56 and the accompanying notes to the financial statements.

Statement of Financial Position

AS AT 30 SEPTEMBER 2004

		CONSOLIDATED	
		2004	2003
	NOTE	**$M**	$M
ASSETS			
Cash and liquid assets		**1,180**	769
Due from other financial institutions		**371**	335
Trading securities		**5,200**	5,276
Investment securities		**415**	143
Loans and other receivables		**54,782**	48,904
Bank acceptances of customers		**5,132**	3,391
Investments in associated companies		**2**	7
Other investments		**76**	102
Property, plant and equipment		**472**	506
Goodwill		**1,165**	1,268
Other assets		**1,165**	2,013
TOTAL ASSETS		**69,960**	62,714
LIABILITIES			
Deposits and other borrowings		**46,083**	45,291
Due to other financial institutions		**758**	501
Bank acceptances		**5,132**	3,391
Provision for dividends		**12**	10
Income tax liability		**365**	320
Other provisions		**106**	93
Bonds and notes		**9,769**	5,548
Loan capital		**1,619**	1,080
Bills payable and other liabilities		**1,087**	2,115
TOTAL LIABILITIES		**64,931**	58,349
NET ASSETS		**5,029**	4,365
SHAREHOLDERS' EQUITY			
Share capital	5	**3,964**	3,468
Reserves		**87**	104
Retained profits	6	**619**	442
SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE BANK		**4,670**	4,014
Outside equity interests in controlled entities		**359**	351
TOTAL SHAREHOLDERS' EQUITY		**5,029**	4,365

The Statement of Financial Position should be read in conjunction with the discussion and analysis on page 56 and the accompanying notes to the financial statements.

Statement of Cash Flows

FOR THE YEAR ENDED 30 SEPTEMBER 2004

	NOTE	CONSOLIDATED 2004 $M	2003 $M
CASH FLOWS FROM OPERATING ACTIVITIES			
Interest received		**4,121**	3,441
Interest paid		**(2,398)**	(2,109)
Dividends received		**4**	3
Other income received		**1,194**	1,009
Operating expenses paid		**(1,420)**	(1,205)
Income taxes paid		**(342)**	(259)
Net proceeds from/(payments for) the sale and purchase of trading securities		**44**	472
Net cash provided by operating activities		**1,203**	1,352
CASH FLOWS FROM INVESTING ACTIVITIES			
Disposal of controlled entities		**12**	(4)
Restructuring costs		**-**	(20)
Net (payments for)/proceeds from the sale of investment securities		**(269)**	247
Net increase in loans and other receivables		**(5,878)**	(6,208)
Payments for shares		**(13)**	(4)
Proceeds from sale of shares		**39**	12
Research and development costs		**-**	(6)
Proceeds from sale of other investments		**25**	-
Payments for property, plant and equipment		**(71)**	(53)
Proceeds from sale of property, plant and equipment		**51**	64
Net increase in other assets		**(112)**	(2)
Net cash used in investing activities		**(6,216)**	(5,974)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits		**736**	7,024
Proceeds from other borrowings		**27,183**	9,901
Repayment of other borrowings		**(23,324)**	(10,845)
Proceeds from loan capital		**578**	249
Repayment of loan capital		**-**	(39)
Net increase/(decrease) in other liabilities		**201**	(434)
Proceeds from the issue of shares		**-**	5
Net proceeds from the issue of SAINTS		**345**	-
Net proceeds from the issue of perpetual notes		**12**	17
Dividends paid		**(457)**	(374)
Net cash provided by financing activities		**5,274**	5,504
Net increase in cash and cash equivalents		**261**	882
Cash and cash equivalents at the beginning of the financial year		**413**	(469)
Cash and cash equivalents at the end of the financial year		**674**	413

The Statement of Cash Flows should be read in conjunction with the discussion and analysis on page 56 and the accompanying notes to the financial statements.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 1 BASIS OF PREPARATION OF THE CONCISE FINANCIAL REPORT

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 "Concise Financial Reports" and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosure required by AASB 1039 have been derived from the Full Financial Report of St.George for the financial year. Other information included in the Concise Financial Report is consistent with St.George's Full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of St.George as the Full Financial Report.

A full description of the accounting policies adopted by St.George may be found in St.George's Full Financial Report. The accounting policies have been consistently applied and are consistent with those of the previous year, except as follows:

Claims Equalisation Reserve (CER)
As a result of changes to the insurance legislation effective 1 July 2002, the CER is no longer required. The $19 million balance of the CER has been transferred to retained profits as at 1 April 2004.

NOTE 2 INDIVIDUALLY SIGNIFICANT ITEMS

	CONSOLIDATED	
	2004 $M	2003 $M
Other income		
Other income before individually significant item	**958**	910
Individually Significant Item		
Profit on sale of shares (i)	**17**	-
Total other income	**975**	910
Operating expenses		
Operating expenses before individually significant items	**1,222**	1,170
Individually Significant Items		
Write-off of computer applications and equipment (ii)	**17**	-
Total operating expenses	**1,239**	1,170
Income tax expense		
Income tax expense before individually significant items	**372**	325
Individually Significant Items		
Income tax expense on profit on sale of shares (i)	**5**	-
Income tax benefit on write-off of computer applications and equipment (ii)	**(5)**	-
	-	-
Total income tax expense	**372**	325
SUMMARY		
Profit before tax from individually significant items	**-**	-
Tax expense attributable to individually significant items	**-**	-
Net impact after tax from individually significant items	**-**	-

(i) On 15 April 2004, the Bank sold 4,319,290 shares it held in Cashcard Australia Limited to First Data Corporation Limited in accordance with the Scheme of Arrangement approved by the Supreme Court on 2 April 2004. The sale resulted in a profit before tax of $17 million ($12 million after tax).

(ii) Primarily relates to a reassessment of the expected future benefits attributable to the Bank's front end lending platform (CLAS) with a $13 million write-down recognised, resulting in a $nil carrying value for CLAS. The Bank has been advised that the software vendor supporting the platform that CLAS operates on will be phasing out their support. The Bank intends to commence replacing CLAS during the year ending 30 September 2005.

There were no significant items during the year ended 30 September 2003.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 3 DIVIDENDS PROVIDED FOR OR PAID

TYPE	CENTS PER SHARE	CONSOLIDATED $M	DATE OF PAYMENT	FRANKING RATE	PERCENTAGE FRANKED
2004					
Interim 2004 – ordinary shares	**60.0**	**306**	**2-Jul-04**	**30%**	**100%**
Final 2003 – ordinary shares	**50.0**	**253**	**19-Dec-03**	**30%**	**100%**
Depositary capital securities (1) (8)		**6**	**31-Dec-03**	**-**	**-**
Depositary capital securities		**15**	**30-Jun-04**	**-**	**-**
Depositary capital securities (2)		**8**	**31-Dec-04**	**-**	**-**
Preferred resetting yield marketable equity securities (4)		**7**	**20-Feb-04**	**30%**	**100%**
Preferred resetting yield marketable equity securities		**10**	**20-Aug-04**	**30%**	**100%**
Preferred resetting yield marketable equity securities (6)		**2**	**21-Feb-05**	**30%**	**100%**
Subordinated adjustable income non-refundable tier 1 securities (7)		**2**	**22-Nov-04**	**30%**	**100%**
		609			
2003					
Interim 2003 – ordinary shares	45.0	227	2-Jul-03	30%	100%
Final 2002 – ordinary shares	42.0	209	13-Dec-02	30%	100%
Depositary capital securities (3)		9	31-Dec-02	-	-
Depositary capital securities		16	30-Jun-03	-	-
Depositary capital securities (1)		8	31-Dec-03	-	-
Preferred resetting yield marketable equity securities (5)		7	20-Feb-03	30%	100%
Preferred resetting yield marketable equity securities		10	20-Aug-03	30%	100%
Preferred resetting yield marketable equity securities (4)		2	20-Feb-04	30%	100%
		488			

(1) A total dividend of $14 million was paid of which $6 million related to the 2004 financial year and $8 million related to the 2003 financial year.

(2) A total dividend of approximately $15 million will be payable on 31 December 2004 of which $8 million relates to the 2004 financial year.

(3) A total dividend of $19 million was paid of which $9 million related to the 2003 financial year and $10 million to the 2002 financial year.

(4) A total dividend of $9 million was paid on 20 February 2004 of which $7 million related to the 2004 financial year and $2 million related to the 2003 financial year.

(5) A total dividend of $10 million was paid on 20 February 2003 of which $7 million related to the 2003 financial year and $3 million to the 2002 financial year.

(6) A total dividend of $9 million will be payable on 21 February 2005 of which $2 million relates to the 2004 financial year.

(7) A total dividend of $5 million will be payable on 22 November 2004 of which $2 million relates to the 2004 financial year.

(8) Dividends provided for or paid on depositary capital securities will be paid by St.George Funding Company LLC to the holders of the securities, out of profits to which no franking credits are attached.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 3 DIVIDENDS PROVIDED FOR OR PAID

SUBSEQUENT EVENTS

Since the end of the financial year, the directors declared the following dividend:

	CENTS PER SHARE	CONSOLIDATED $M	DATE PAYABLE	FRANKING RATE	PERCENTAGE FRANKED
Final - ordinary	62.0	319	17-Dec-04	30%	100%

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 September 2004 and will be recognised in subsequent financial statements.

DIVIDEND FRANKING ACCOUNT

It is anticipated that the balance of the consolidated franking account will be $405 million (2003: $319 million) after adjusting for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the year;

(ii) franking debits that will arise from the payment of dividends recognised as a liability;

(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(iv) franking credits that St.George may be prevented from distributing in the subsequent financial year.

After also allowing for the 30 September 2004 final ordinary dividend, the consolidated franking account will be $268 million (30 September 2003: $209 million).

IMPACT OF TAX CONSOLIDATION LEGISLATION

The Bank has elected into the tax consolidation regime from 1 October 2003. Consequently, the Bank and all of its wholly-owned resident entities will form part of a single tax consolidated group effective 1 October 2003. In accordance with the Tax Consolidation legislation, only a single franking account is required for the tax consolidated group. As a result, franking credits totalling $129 million were transferred from the Bank's Australian resident wholly-owned entities to the Bank on 1 October 2003.

NOTE 4 EARNINGS PER SHARE

	CONSOLIDATED	
	2004	2003
Earnings per share		
Basic - ordinary (cents)	**140.6**	120.7
Diluted - ordinary (cents)	**140.3**	120.8
Basic - PRYMES (1) ($)	**6.36**	6.36
Basic - SAINTS (2) ($)	**4.75**	-
Alternative earnings per share (3)		
Basic - ordinary (cents)	**160.8**	142.2
Diluted - ordinary (cents)	**160.0**	141.7
Weighted average number of shares		
Basic - ordinary	**509,896,418**	502,313,510
Diluted - ordinary	**524,322,385**	517,568,756
PRYMES	**3,000,000**	3,000,000
SAINTS	**469,863**	-

(1) Preferred Resetting Yield Marketable Equity Security.

(2) 3.5 million Subordinated Adjustable Income Non-Refundable Tier 1 Securities (SAINTS) were issued on 13 August 2004.

(3) The alternative basic and diluted earnings per ordinary share amounts have been calculated to exclude the impact of goodwill amortisation and individually significant items to provide a meaningful analysis of the earnings per ordinary share performance of the underlying business.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 5 SHARE CAPITAL

	CONSOLIDATED			
	2004	2003	**2004**	2003
	$M	$M	NO. OF SHARES	NO. OF SHARES
Issued and paid-up capital				
Fully paid ordinary shares	**3,313**	3,162	**513,788,050**	505,592,816
Fully paid PRYMES	**291**	291	**3,000,000**	3,000,000
Fully paid SAINTS	**345**	-	**3,500,000**	-
General Reserve	**15**	15		
	3,964	3,468		
Issued and un-called capital				
Borrowers' shares unpaid	**-**	-	**4,766**	6,069
Depositors' shares unpaid	**-**	-	**274,304**	300,842
Movements in ordinary share capital				
Balance at beginning of the financial year	**3,162**	3,043	**505,592,816**	498,097,921
Dividend Reinvestment Plan				
◦ 2001/2002 final dividend	**-**	46	**-**	2,547,485
◦ 2002/2003 interim dividend	**-**	68	**-**	3,205,169
◦ 2002/2003 final dividend	**63**	-	**3,250,056**	-
◦ 2003/2004 interim dividend	**88**	-	**3,985,496**	-
Executive Option Plan	**-**	5	**30,000**	455,000
Employee Reward Share Plan	**-**	-	**312,571**	348,516
Executive Performance Share Plan	**-**	-	**617,111**	938,725
Balance at end of the financial year	**3,313**	3,162	**513,788,050**	505,592,816

NOTE 6 RETAINED PROFITS

	CONSOLIDATED	
	2004	2003
	$M	$M
Retained profits at the beginning of the year	**442**	71
Adjustments to opening retained profits		
◦ Reversal of 2002 final ordinary dividend on initial adoption of: AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'	**-**	209
◦ Revised AASB 1028 'Employee Benefits'	**-**	(1)
Adjusted opening retained profits	**442**	279
Net profit after income tax attributable to members of the Bank	**767**	658
Total available for appropriation	**1,209**	937
Dividends recognised during the year	**(609)**	(488)
Transfer from/(to) reserve	**19**	(7)
Retained profits at the end of the year	**619**	442

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 7 INCOME TAX EXPENSE

	CONSOLIDATED	
	2004 $M	2003 $M
Income tax expense shown in the Statement of Financial Performance differs from prima facie income tax payable on pre-tax ordinary profit for the following reasons:		
Profit from ordinary activities before income tax	**1,135**	978
Prima facie income tax expense calculated at 30% of ordinary profit	**341**	293
Add increases in income tax expense due to:		
Amortisation of goodwill	**31**	32
Depreciation on buildings	**2**	2
General provision for doubtful debts	**10**	7
Non-deductible write-downs	**-**	3
Tax losses not recognised	**5**	3
Other non-deductible expenditure	**1**	3
Underprovision in prior year	**-**	2
Less decreases in income tax expense due to:		
Deduction allowable on depositary capital securities (1)	**6**	10
Deduction allowable on shares issued under Employee Reward Share Plan	**2**	2
Deductions allowable on buildings	**2**	2
Rebateable and franked dividends	**2**	1
Difference between accounting profit and assessable profit on disposal of properties	**2**	3
Tax benefit recognised on entering tax consolidation (2)	**2**	-
Other items	**2**	2
Income tax expense	**372**	325

(1) As reported to the market in February 2004, the Bank has received queries from and is in discussion with the Australian Taxation Office (ATO) concerning income tax deductions claimed on its DCS issued in June 1997. The Bank has provided documents and responded to questions from the ATO in respect of the DCS. The ATO is considering the documents and information provided.

St.George obtained independent legal opinions at the time the DCS were issued and further opinions recently in response to the ATO queries. St.George considers that the deductions claimed in respect of the DCS were and continue to remain valid.

The amount of primary tax relating to deductions claimed for the period from 1997 to 2003 is $75 million. A tax benefit of $6 million in respect of the 2004 DCS dividends has been recognised in the results.

The Taxation Law Amendment Bill No.7 (2003) was passed in June 2004 with effect for St.George from 1 October 2003. The effect of this change has been to reduce the tax benefit recognised on the DCS dividends by $3 million for the 30 September 2004 year. The reduction in tax benefit in future years is subject to USD/AUD exchange rate movements.

(2) The Bank elected to remeasure the tax cost value of the assets of certain entities that comprise the tax consolidated group. A net tax benefit of $2 million was recognised by these subsidiaries on 1 October 2003 on entering tax consolidation.

Tax Consolidation

The Bank and its Australian resident wholly-owned subsidiaries have adopted tax consolidation legislation with effect from 1 October 2003. The Bank recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after the elimination of intra-group transactions).

The tax-consolidated group has entered into a tax funding agreement that requires entities in the tax-consolidated group to reimburse the Bank for deferred tax liabilities recognised by the Bank on 1 October 2003 relating to these subsidiaries. The Bank has reimbursed these entities for any deferred tax assets transferred to the Bank on 1 October 2003 relating to these subsidiaries. The assets and liabilities recognised under the tax funding agreement are recognised as intercompany assets and liabilities. Expenses and revenue arising under the tax funding agreement are recognised by the Bank as a component of income tax expense/benefit.

In accordance with the terms of the tax funding agreement, these entities are also required to reimburse the Bank for their current income tax assets and liabilities and deferred tax balances arising from external transactions occurring after 1 October 2003. The reimbursements are payable at the same time as when the associated income tax liability falls due.

Notes to the Financial Statements

NOTE 8 SEGMENTAL RESULTS

(a) Business Segments

Business segments are based on St.George's organisational structure. During 2004, St.George was comprised of four business divisions namely:

Personal Customers (PC) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits and small business banking. This division also manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking.

Institutional and Business Banking (IBB) – responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services are now extending into country New South Wales and Victoria as part of St.George's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

Wealth Management (WM) – responsible for providing funds management and administration, dealer group services, margin lending, financial planning, investment advice, private.banking services and general and life insurance. While accountability for the Gold segment resides with WM, for segmental reporting purposes the assets, liabilities and results remain within PC.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 8 SEGMENTAL RESULTS

FOR THE YEAR ENDED 30 SEPTEMBER 2004	PERSONAL CUSTOMERS $M	INSTITUTIONAL & BUSINESS BANKING $M	BANKSA $M	WEALTH MANAGEMENT $M	OTHER $M	CONSOLIDATED $M
Segment revenue						
Net interest income	931	379	246	56	-	1,612
Other income	397	235	78	248	-	958
Individually significant item	-	-	-	-	17	17
Total segment revenue	1,328	614	324	304	17	2,587
Segment expense						
Bad and doubtful debts	66	33	11	2	-	112
Operating expenses						
- Other provisions	26	22	7	17	-	72
- Depreciation	52	6	9	2	-	69
- Deferred expenditure amortisation	49	4	7	2	-	62
- Other expenses	551	170	124	174	-	1,019
Total operating expenses	678	202	147	195	-	1,222
Individually significant item	-	-	-	-	17	17
Goodwill amortisation	-	-	-	-	103	103
Total segment expense	744	235	158	197	120	1,454
Share of profit of investments in associates	-	(2)	-	-	-	(2)
Profit/(loss) before income tax expense	584	381	166	107	(103)	1,135
Expense to income ratio (1)	51.1%	32.9%	45.4%	64.1%		
Income tax expense						372
Profit after income tax						763
Outside equity interests (OEI)						(4)
Profit after income tax and OEI						767

AS AT 30 SEPTEMBER 2004	PERSONAL CUSTOMERS $M	INSTITUTIONAL & BUSINESS BANKING $M	BANKSA $M	WEALTH MANAGEMENT $M	OTHER $M	CONSOLIDATED $M
Assets						
- investments in associates	-	-	-	-	2	2
- other assets	33,795	22,061	8,644	3,158	2,300	69,958
Segment Assets	33,795	22,061	8,644	3,158	2,302	69,960
Segment Liabilities	23,999	33,433	5,974	799	726	64,931
Other Segment Disclosure						
- Securitised loans	10,172	-	377	-	-	10,549
- Managed funds	-	-	-	24,825	-	24,825

(1) Excludes bad and doubtful debts expense, significant items and goodwill amortisation.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 8 SEGMENTAL RESULTS

FOR THE YEAR ENDED 30 SEPTEMBER 2003	PERSONAL CUSTOMERS $M	INSTITUTIONAL & BUSINESS BANKING $M	BANKSA $M	WEALTH MANAGEMENT $M	OTHER $M	CONSOLIDATED $M
Segment revenue						
Net interest income	836	343	224	48	-	1,451
Other income	409	210	72	219	-	910
Total segment revenue	1,245	553	296	267	-	2,361
Segment expense						
Bad and doubtful debts	58	32	10	2	-	102
Operating expenses						
- Other provisions	18	19	5	11	-	53
- Depreciation	54	6	10	2	-	72
- Deferred expenditure amortisation	59	6	8	2	-	75
- Other expenses	523	153	120	174	-	970
Total operating expenses	654	184	143	189	-	1,170
Goodwill amortisation	-	-	-	-	108	108
Total segment expense	712	216	153	191	108	1,380
Share of loss of investments in associates	-	3	-	-	-	3
Profit/(loss) before income tax expense	533	334	143	76	(108)	978
Expense to income ratio (1)	52.5%	33.3%	48.3%	70.8%		
Income tax expense						325
Profit after income tax						653
Outside equity interests (OEI)						(5)
Profit after income tax and OEI						658
AS AT 30 SEPTEMBER 2003						
Assets						
- investments in associates	-	-	-	-	7	7
- other assets	29,777	19,891	7,787	2,755	2,497	62,707
Segment Assets	29,777	19,891	7,787	2,755	2,504	62,714
Segment Liabilities	22,758	28,911	5,403	607	670	58,349
Other Segment Disclosure						
- Securitised loans	7,788	-	-	-	-	7,788
- Managed funds	-	-	-	19,820	-	19,820

(1) Excludes bad and doubtful debts expense, significant items and goodwill amortisation.

(b) Geographical Segments

St.George operates predominantly in Australia.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 9 EVENTS SUBSEQUENT TO BALANCE DATE

Dividends

On 1 November 2004, the Directors declared a final dividend of 62 cents per ordinary share that is 100% franked and payable on 17 December 2004.

International Financial Reporting Standards (IFRS)

For reporting periods beginning on or after 1 January 2005 St.George must comply with Australian equivalent International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

St.George will first report in compliance with IFRS for the six-month period to 31 March 2006. IFRS requires the restatement of comparative financial statements using all standards except AASB 132 "Financial Instruments: Disclosure and Presentation", AASB 139 "Financial Instruments: Recognition and Measurement" and AASB 4 "Insurance Contracts". This will require St.George to restate its opening balance sheet at 1 October 2004. Except for those standards above, IFRS transition adjustments will be made retrospectively against opening retained earnings at 1 October 2004. Transition adjustments for those standards where comparatives are not required will be made at 1 October 2005.

The differences between Australian GAAP and IFRS identified by management to date as potentially having a significant effect on the financial position and financial performance of St.George are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

Regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to St.George's financial statements in the future.

Transition Management

St.George established an IFRS conversion program in April 2003. A project team is responsible for assessing the impact that IFRS will have on the accounting and reporting of St.George, ensuring systems are in place to capture IFRS information, and putting in place the framework to ensure St.George complies with IFRS by 1 October 2005. The IFRS project is monitored by a Steering Committee chaired by the Chief Financial Officer and regular updates are provided to the Audit and Compliance Committee and the Board.

The planning and analysis phase of the project has been substantially completed and system implications and changes are being specified. The process and system changes will be implemented prior to 30 September 2005.

The key potential implications of the conversion to IFRS for St.George are discussed below. St.George has not finalised the financial impacts of IFRS.

Income tax

The transition to IFRS will require the adoption of the balance sheet approach. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base, which may result in more deferred tax assets and liabilities. Under IFRS tax effects are required to follow the underlying transaction, therefore the tax impacts can also be recognised in equity.

Hybrid Financial Instruments

PRYMES, Depository Capital Securities and Perpetual Notes, which are currently classified as equity, will be classified as debt. The dividends payable (where applicable) on these instruments will be classified as interest. It is expected that the recently issued SAINTS will continue to be classified as equity.

Transaction Fees and Costs

New rules will require fees to be recognised as either an adjustment to yield or spread over the period of service. IFRS also requires the deferral of directly attributable incremental loan origination costs and their recognition as a yield adjustment net of any fees received.

On transition certain fees previously recognised as income will be deferred in the balance sheet with a corresponding adjustment to retained earnings.

The classification of certain fee income and loan origination costs will change.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 SEPTEMBER 2004

NOTE 9 EVENTS SUBSEQUENT TO BALANCE DATE

Share Based Payments

St.George does not currently recognise an expense in relation to its employee share and option schemes. On adoption of IFRS St.George will recognise an expense for all share based remuneration and will amortise this expense over the relevant vesting periods.

Goodwill

Goodwill acquired in a business combination will not require amortisation, but will instead be subject to impairment testing at least annually and any impairment will be immediately recognised.

Hedging

All derivatives contracts, whether used as hedging instruments or otherwise, will be carried at fair value in St.George's Statement of Financial Position. St.George currently marks to market trading derivatives.

To the extent hedges are ineffective, IFRS requires such ineffectiveness to be reflected in earnings. Where ineffectiveness is outside the prescribed range, IFRS precludes the use of hedge accounting and this will result in significant volatility in earnings. St.George expects to use a combination of fair value and cash flow hedging methods in respect of its interest rate risk hedges.

Loan Provisioning

The general provision based on 0.5% of risk weighted assets will be replaced, on adoption of IFRS, by a provision based on collective assessment in accordance with IFRS. Specific provisions will continue but will be measured based on IFRS requirements.

Securitisation

IFRS introduces new requirements for the recognition of financial assets, including those transferred to a special purpose vehicle for securitisation. Existing securitisations require review to determine whether they are grandfathered under IFRS, and if not, an assessment of the accounting treatment that will be required under IFRS. Further, a different interpretation of the consolidation rules applicable to special purpose vehicles may result in some vehicles being consolidated by St.George. This will result in additional assets and associated liabilities being recognised.

Regulatory Capital Treatment

A number of the above IFRS impacts affect the asset and equity items currently included in the calculation of St.George's capital adequacy in accordance with APRA requirements. APRA has issued a discussion paper on its approach to the impacts of IFRS on prudential requirements but has yet to provide its detailed response to these issues. At this stage, it is unclear as to the impacts that IFRS may have on St.George's capital adequacy position.

Directors' Declaration

FOR THE YEAR ENDED 30 SEPTEMBER 2004

In the opinion of the directors of St.George Bank Limited, the accompanying Concise Financial Report of the consolidated entity, comprising St.George Bank Limited and its controlled entities for the year ended 30 September 2004, set out on pages 56 to 69:

(a) has been derived from or is consistent with the Full Financial Report for the financial year; and

(b) complies with Australian Accounting Standard AASB 1039 'Concise Financial Reports'.

For and on behalf of the Board of Directors and in accordance with a resolution of the directors.

F J Conroy
Chairman

G P Kelly
Chief Executive Officer and Managing Director

Dated at Sydney, New South Wales
1 November 2004

Independent Audit Report on Concise Financial Report

TO THE SHAREHOLDERS OF ST.GEORGE BANK LIMITED FOR THE YEAR ENDED 30 SEPTEMBER 2004

SCOPE

We have audited the Concise Financial Report of St.George Bank Limited ("the Bank") and its controlled entities for the financial year ended 30 September 2004, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 9, and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows, set out on pages 56 to 69 in order to express an opinion on it to the members of the Bank. The Bank's directors are responsible for the Concise Financial Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. We have also performed an independent audit of the Full Financial Report of St.George Bank Limited and its controlled entities for the year ended 30 September 2004. Our audit report for the Full Financial Report was signed on 1 November 2004, and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the Full Financial Report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the Full Financial Report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Australian Accounting Standard AASB 1039 'Concise Financial Reports'.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion the Concise Financial Report of St.George Bank Limited and its controlled entities for the year ended 30 September 2004 complies with Australian Accounting Standard AASB 1039 'Concise Financial Reports'.

KPMG.

KPMG

J F Teer
Partner

10 Shelley Street,
Sydney, New South Wales, 2000
1 November 2004

Supplementary Information

FOR THE YEAR ENDED 30 SEPTEMBER 2004

CAPITAL ADEQUACY

Under Australian Prudential Regulation Authority's (APRA) risk based framework, Statement of Financial Position exposures are assessed on potential risk of borrower and counterparty default. This credit risk is divided into three broad types of counterparty, being, governments, banks and other counterparties, with individual exposures weighted according to four categories of risk weighting (0, 20, 50 and 100 per cent). In addition to counterparty credit risk, limited recognition is given to underlying collaterals and guarantees.

APRA requires Australian banks to hold sufficient levels of capital to cover the market risk of their trading books. Market risk is the risk of loss arising from the movements in market price in both on and off balance sheet positions.

APRA's guidelines stipulate that banks maintain a ratio of qualifying capital to risk weighted assets (credit risk assets plus notional market risk assets) of at least 8 per cent. Qualifying capital is comprised of two discrete tiers. Tier 1 capital must constitute at least 50 per cent of the minimum capital requirement and the contribution made to the capital adequacy ratio by Tier 2 capital cannot exceed that made by Tier 1. Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in the mortgage insurance company (St.George Insurance Pte Ltd) are deducted from Tier 1 capital. Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life companies are deducted from the total of Tier 1 and Tier 2 capital.

The position with respect to these ratios as at 30 September is summarised below:

	CONSOLIDATED	
	2004 $M	2003 $M
Qualifying Capital		
Tier 1		
Share capital	**3,921**	3,468
Perpetual notes (i)	**29**	-
Reserves	**376**	413
Retained profits	**619**	442
Less: Expected dividend	**(239)**	(190)
Capitalised expenses (ii)	**(180)**	-
Goodwill and other APRA adjustments	**(1,416)**	(1,459)
Total Tier 1 Capital	**3,110**	2,674
Tier 2		
Asset revaluations	**55**	58
SAINTS	**43**	-
Perpetual note (i)	**-**	17
Subordinated debt	**1,355**	917
General provision for doubtful debts (not tax effected)	**209**	176
Total Tier 2 Capital	**1,662**	1,168
Less: Deductions	**(28)**	(28)
Total Qualifying Capital	**4,744**	3,814
Risk Weighted Assets	**42,581**	36,903
Capital Adequacy Ratio		
Tier 1	**7.3**	7.2
Tier 2	**3.9**	3.2
Deductions	**(0.1)**	(0.1)
Total Capital Ratio	**11.1**	10.3

(i) Reclassification of perpetual notes relating to the Bank's New Zealand operations from Tier 2 to Tier 1 was granted by APRA in March 2004.

(ii) From 1 July 2004, APRA requires that banks deduct certain capitalised expenses such as home loan broker commissions and capitalised borrowing costs from Tier 1 capital.

Supplementary Information

FOR THE YEAR ENDED 30 SEPTEMBER 2004

SHAREHOLDER INFORMATION

CLASSES OF SHARES ON ISSUE

The Bank has five classes of shares on issue: fully paid ordinary shares, PRYMES (non-cumulative, resetting, non-redeemable, fully paid, convertible preference shares), SAINTS (subordinated adjustable income non-refundable Tier 1 Securities), unpaid borrower shares and unpaid depositor shares. Further details are contained within the accompanying 'Notes to and forming part of the accounts' and later in this section.

The rights and restrictions attaching to all classes are contained within the Bank's Constitution, consisting of its Memorandum and Articles of Association, a copy of which is available to any shareholder on written request to either St.George's share registry (Computershare Investor Services Pty Limited), or its registered office. Contact details are inside the back cover of this report.

VOTING RIGHTS

Subject to the Bank's Constitution, at general meetings of the Bank:

(a) each ordinary shareholder entitled to vote may either vote in person, by proxy, by attorney or, where a body corporate, by representative;

(b) on a show of hands, each ordinary shareholder present in person, by proxy, attorney or representative has one vote;

(c) on a poll, each ordinary shareholder present in person, by proxy, representative or attorney shall have one vote for every ordinary share held by that shareholder. In the case of joint holdings, only one joint holder may vote and if both joint holders attend the meeting only the first named in the register of shareholders may vote.

PRYMES and SAINTS holders will be entitled to attend general meetings of the Bank, but will not be entitled to speak or vote except in limited circumstances prescribed by the ASX Listing Rules. Borrower and depositor shareholders will be entitled to attend general meetings, but will not be entitled to speak or vote. Full details of voting entitlements for all classes of shareholder are contained within the Bank's Constitution.

VOTING BY PROXY

The Board strongly encourages shareholders who are not able to attend meetings to participate in the decision making process through the completion and return of proxies. If a shareholder appoints a proxy and still attends the meeting, they may not vote unless he or she revokes the proxy prior to the commencement of the meeting.

Corporate shareholders may:

- appoint a representative; or
- appoint a proxy;

to represent them at meetings.

The instrument of appointment must be under the common seal of the corporation or be signed by a duly authorised officer or attorney and be received either at the Bank's share registry or its registered office (or by specified facsimile numbers at such places), no later than 48 hours before the meeting.

AUSTRALIAN STOCK EXCHANGE LISTING

The Bank's ordinary shares, PRYMES and SAINTS, are quoted on the Australian Stock Exchange ('ASX') with Sydney being the Bank's home exchange. The stock codes under which these shares trade are:

- 'SGB' for ordinary
- 'SGBPB' for PRYMES, and
- 'SGBPA' for SAINTS.

Trading results are published in most Australian daily newspapers.

Option contracts against the ordinary shares of the Bank are traded on the ASX Derivatives Market. Further information can be obtained from ASX Derivatives or a stockbroker.

In the United States, the Bank's ordinary shares may be traded in the form of American Depository Receipts issued through Deutsche Bank. Further enquiries should be directed to Deutsche Bank. Contact details are inside the back cover of this report.

Shareholders or other interested parties wishing to trade in St.George shares on the ASX must do so through a stockbroker. The Corporate Relations office of the ASX can arrange a referral for persons who have had no prior dealings with a stockbroker.

INVESTOR INFORMATION ON THE INTERNET

Visit the Shareholder Centre section of the St.George website www.stgeorge.com.au for comprehensive shareholder information such as annual reports, profit announcements, news and ASX releases and current share price. You can also access your shareholding on-line.

RECEIVE ONLY THE INFORMATION YOU NEED



Shareholders not requiring a copy of the Concise Annual Report should advise the St.George share registry in writing, quoting their Shareholder Reference Number or Holder Identification Number. All other mailings will still be received if this option is selected.

Alternatively, shareholders may opt to receive the End of Year Update, a brief version of the Annual Report or the Concise Annual Report or End of Year Update via e-mail. To change your current selection or to request a copy of the 2004 Full Financial Report, contact the Bank's share registry, Computershare on 1800 804 457.

Supplementary Information

FOR THE YEAR ENDED 30 SEPTEMBER 2004

INFORMATION REGARDING SHAREHOLDINGS

(i) DISTRIBUTION OF SHAREHOLDING AS AT 13 OCTOBER 2004

(a) ORDINARY SHARES

RANGE OF SHAREHOLDINGS	NUMBER OF SHAREHOLDINGS	NUMBER OF ORDINARY SHARES	PERCENTAGE OF TOTAL
1-1,000	63,478	29,483,501	5.74
1,001-5,000	46,110	103,182,690	20.08
5,001-10,000	7,466	52,223,011	10.17
10,001-100,000	4,891	104,268,671	20.29
100,001 and over	183	224,630,177	43.72
TOTAL	**122,128**	**513,788,050**	**100.00**

There were 1,675 shareholders who held less than a marketable parcel of ordinary shares which equates to a market value of less than $500 based on the market price as at 13 October 2004.

(b) PRYMES

RANGE OF SHAREHOLDINGS	NUMBER OF SHAREHOLDINGS	NUMBER OF PREFERENCE SHARES	PERCENTAGE OF TOTAL
1-1,000	16,768	1,891,439	63.05
1,001-5,000	221	434,129	14.47
5,001-10,000	13	93,949	3.13
10,001-100,000	13	313,906	10.46
100,001 and over	2	266,577	8.89
TOTAL	**17,017**	**3,000,000**	**100.00**

(c) SAINTS

RANGE OF SHAREHOLDINGS	NUMBER OF SHAREHOLDINGS	NUMBER OF SAINTS	PERCENTAGE OF TOTAL
1-1,000	7,968	1,177,803	33.65
1,001-5,000	186	408,815	11.68
5,001-10,000	22	177,932	5.08
10,001-100,000	20	506,229	14.47
100,001 and over	6	1,229,221	35.12
TOTAL	**8,202**	**3,500,000**	**100.00**

(ii) LIMITATION ON SHARE OWNERSHIP

The Constitution of the Bank imposes a prohibition on the ownership of more than ten per cent (10%) of the issued shares in the Bank. From 1 July 2002, an amendment to the Constitution relating to the ten per cent (10%) shareholding limitation, may be effected by a special resolution of shareholders holding seventy-five per cent (75%) or more of the Bank's ordinary shares voting in favour of the amendment whether in person or by proxy.

The Financial Sector (Shareholdings) Act also contains shareholding limitations.

(iii) LISTINGS

The ordinary and preference shares of the Bank are traded on the Australian Stock Exchange (ASX), with Sydney being the Bank's home exchange. The symbol under which the ordinary shares, PRYMES and SAINTS are traded is "SGB", "SGBPB" and "SGBPA" respectively. Share details of trading activity are published in most daily newspapers.

St.George also has a US$4 billion Euro Note Programme listed on the London Stock Exchange Limited.

(iv) SUBSTANTIAL SHAREHOLDERS

On 30 January 2004, National Australia Bank Limited gave notice of ceasing to be a substantial shareholder on behalf of itself and each of its related body corporates.

On 3 March 2004, Commonwealth Bank of Australia Limited gave notice of ceasing to be a substantial shareholder on behalf of itself and each of its related body corporates.

Supplementary Information

FOR THE YEAR ENDED 30 SEPTEMBER 2004

(v) TOP TWENTY (20) SHAREHOLDERS AT 13 OCTOBER 2004

(a) ORDINARY

SHAREHOLDER	NUMBER OF ORDINARY SHARES HELD	PERCENTAGE OF SHARES HELD
J P MORGAN NOMINEES AUSTRALIA LIMITED	54,171,999	10.54
WESTPAC CUSTODIAN NOMINEES LIMITED	28,887,550	5.62
NATIONAL NOMINEES LIMITED	24,900,381	4.85
QUEENSLAND INVESTMENT CORPORATION	8,813,372	1.72
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	7,229,293	1.41
COGENT NOMINEES PTY LIMITED	6,965,922	1.36
ANZ NOMINEES LIMITED	6,928,316	1.35
CITICORP NOMINEES PTY LIMITED	6,499,099	1.26
AMP LIFE LIMITED	3,803,934	0.74
CITICORP NOMINEES PTY LIMITED	3,679,659	0.72
GOVERNMENT SUPERANNUATION	2,992,997	0.58
ARGO INVESTMENTS LIMITED	2,411,137	0.47
IAG NOMINEES PTY LIMITED	2,405,544	0.47
CITICORP NOMINEES PTY LIMITED	2,339,848	0.46
WESTPAC FINANCIAL SERVICES LIMITED	2,318,392	0.45
CITICORP NOMINEES PTY LIMITED	2,129,061	0.41
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	1,895,101	0.37
IOOF INVESTMENT MANAGEMENT LIMITED	1,851,412	0.36
MILTON CORPORATION LIMITED	1,695,141	0.33
SUNCORP CUSTODIAN SERVICES PTY LIMITED	1,690,233	0.33

The top twenty ordinary shareholders held 33.80 per cent of all ordinary shares issued.

(b) PRYMES

SHAREHOLDER	NUMBER OF PRYMES HELD	PERCENTAGE OF SHARES HELD
AMP LIFE LIMITED	141,575	4.72
COGENT NOMINEES PTY LIMITED	125,002	4.17
QUESTOR FINANCIAL SERVICES LIMITED	65,493	2.18
J P MORGAN NOMINEES AUSTRALIA LIMITED	50,099	1.67
ANZ EXECUTORS & TRUSTEE COMPANY LIMITED	44,414	1.48
TOWER TRUST LIMITED	31,329	1.04
PERPETUAL TRUSTEE COMPANY LIMITED	20,685	0.69
ALBERT INVESTMENTS PTY LTD	15,000	0.50
WARBONT NOMINEES PTY LTD	13,800	0.46
GRINCH INVESTMENTS PTY LTD	13,723	0.46
PERMANENT TRUSTEE COMPANY LIMITED	13,061	0.44
QUESTOR FINANCIAL SERVICES LIMITED	11,319	0.38
UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD	11,223	0.37
MR DARYL ALBERT DIXON & MRS KATHERINE DIXON	10,110	0.34
PERMANENT TRUSTEE COMPANY LIMITED	10,000	0.33
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	9,060	0.30
VOTRAINT NO 1019 PTY LTD	9,000	0.30
REICHSTEIN FOUNDATION NOMINEES PTY LTD	8,315	0.28
CLUBBIZ HOLDINGS PTY LIMITED	7,735	0.26

The top twenty PRYMES holders held 20.37 per cent of all PRYMES issued.

Supplementary Information

FOR THE YEAR ENDED 30 SEPTEMBER 2004

(v) TOP TWENTY (20) SHAREHOLDERS AT 13 OCTOBER 2004

(c) SAINTS

SHAREHOLDER	NUMBER OF SAINTS HELD	PERCENTAGE OF SHARES HELD
J P MORGAN NOMINEES AUSTRALIA LIMITED	392,513	11.21
WESTPAC CUSTODIAN NOMINEES LIMITED	259,222	7.41
COGENT NOMINEES PTY LIMITED	163,738	4.68
NATIONAL NOMINEES LIMITED	146,091	4.17
AMP LIFE LIMITED	137,006	3.91
UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD	130,651	3.73
UBS NOMINEES PTY LTD	71,800	2.05
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	60,000	1.71
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	40,000	1.14
CAMBOOYA PTY LIMITED	37,907	1.08
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	34,100	0.97
TOWER TRUST LIMITED	33,721	0.96
CRYTON INVESTMENTS NO 9 PTY LTD	31,050	0.89
WERESYD PROPRIETARY LIMITED	23,113	0.66
AUSTRALIAN NATIONAL UNIVERSITY	20,000	0.57
PERMANENT TRUSTEE AUSTRALIA LIMITED	18,500	0.53
PERMANENT TRUSTEE AUSTRALIA LIMITED	18,000	0.51
QUESTOR FINANCIAL SERVICES LIMITED	15,351	0.44
HASTINGS FUNDS MANAGEMENT LIMITED	15,000	0.43
PERMANENT TRUSTEE COMPANY LIMITED	15,000	0.43

The top twenty SAINTS holders held 47.48 per cent of all SAINTS issued.

(vi) DOMICILE OF SHAREHOLDINGS AS AT 13 OCTOBER 2004

(a) ORDINARY SHAREHOLDINGS

LOCALITY	NUMBER OF SHAREHOLDERS	TOTAL NUMBER OF SHARES HELD
AUSTRALIAN CAPITAL TERRITORY	4,222	8,222,921
NEW SOUTH WALES	65,767	331,469,197
NORTHERN TERRITORY	241	302,455
QUEENSLAND	10,860	31,825,684
SOUTH AUSTRALIA	9,122	17,126,716
TASMANIA	1,038	1,812,653
VICTORIA	25,898	114,049,275
WESTERN AUSTRALIA	3,924	6,676,992
DOMESTIC TOTAL	121,072	511,485,893
OVERSEAS TOTAL	1,056	2,302,157
TOTAL	**122,128**	**513,788,050**

(vi) DOMICILE OF SHAREHOLDINGS AS AT 13 OCTOBER 2004

(b) PRYMES

LOCALITY	NUMBER OF SHAREHOLDERS	TOTAL NUMBER OF PRYMES HELD
AUSTRALIAN CAPITAL TERRITORY	836	147,253
NEW SOUTH WALES	9,074	1,553,801
NORTHERN TERRITORY	11	1,210
QUEENSLAND	1,622	275,531
SOUTH AUSTRALIA	885	146,182
TASMANIA	150	30,036
VICTORIA	3,952	775,010
WESTERN AUSTRALIA	453	63,696
DOMESTIC TOTAL	16,983	2,992,719
OVERSEAS TOTAL	34	7,281
TOTAL	**17,017**	**3,000,000**

(c) SAINTS

LOCALITY	NUMBER OF SHAREHOLDERS	TOTAL NUMBER OF SAINTS HELD
AUSTRALIAN CAPITAL TERRITORY	268	67,232
NEW SOUTH WALES	4,573	2,294,776
NORTHERN TERRITORY	9	630
QUEENSLAND	729	142,474
SOUTH AUSTRALIA	516	149,097
TASMANIA	64	9,093
VICTORIA	1,719	775,030
WESTERN AUSTRALIA	320	61,087
DOMESTIC TOTAL	8,198	3,499,419
OVERSEAS TOTAL	4	581
TOTAL	**8,202**	**3,500,000**

Supplementary Information

FOR THE YEAR ENDED 30 SEPTEMBER 2004

FIVE YEAR HISTORY OF SHARE ISSUES AND DIVIDENDS

HISTORY OF ORDINARY SHARES ISSUED

DATE OF ISSUE	DETAILS	SHARES ISSUED	ISSUE/DRP PRICE ($)
	Balance at 1 October 1998	461,849,093	
Nov 99 - Dec 99	Share Buy-Back (Cancelled Shares)	(8,000,000)	10.12 (i)
14/01/00	Employee Reward Share Plan	602,441	11.12
Oct 99 - Sep 00	Exercise of Employee Options	835,000	Various
Oct 99 - Sep 00	Exercise of Employee Awards	153,197	Various
28/03/01	Share Buy-Back (Cancelled Shares)	(22,790,119)	16.50
29/03/01	Conversion of Preference Shares	28,168,842	
Jan 01	Employee Reward Share Plan	479,534	13.90
29/06/01	Dividend Reinvestment Plan	732,044	15.52
Aug 01	Primary STRYPES Receipts Exchange	18,440,000	13.9861
Oct 00 - Sep 01	Exercise of Employee Options	3,110,000	Various
Oct 00 - Sep 01	Exercise of Employee Awards	248,200	Various
14/12/01	Dividend Reinvestment Plan	8,299,338	16.28
11/01/02	Employee Reward Share Plan	340,312	17.79
02/07/02	Dividend Reinvestment Plan	3,598,233	19.22
Oct 01 - Sep 02	Exercise of Employee Options	1,768,333	Various
Oct 01 - Sep 02	Exercise of Employee Awards	263,473	Various
22/11/02	Employee Reward Share Plan	348,516	18.30
13/12/02	Dividend Reinvestment Plan	2,547,485	18.18
02/07/03	Dividend Reinvestment Plan	3,205,169	21.48
Oct 02 - Sep 03	Exercise of Employee Options	455,000	Various
Oct 02 - Sep 03	Exercise of Employee Awards	938,725	Various
Oct 03 - Sep 04	Exercise of Employee Awards	617,111	Various
Oct 03 - Sep 04	Exercise of Employee Options	30,000	11.39
21/11/03	Employee Reward Share Plan	312,571	20.07
19/12/03	Dividend Reinvestment Plan	3,250,056	19.44
02/07/04	Dividend Reinvestment Plan	3,985,496	22.02
	Balance at 30 September 2004	**513,788,050**	

(i) Average price of shares purchased.

Supplementary Information

FOR THE YEAR ENDED 30 SEPTEMBER 2004

FIVE YEAR HISTORY OF SHARE ISSUES AND DIVIDENDS

HISTORY OF ORDINARY DIVIDENDS

DATE PAID	TYPE	FRANKING	RATE (CENTS)	DRP ($)
05/01/98	Final	36%	26	7.99
02/07/98	Interim	36%	26	9.83
18/12/98	Final	36%	26	N/A
01/07/99	Interim	36%	26	N/A
17/12/99	Final	36%	26	N/A
03/07/00	Interim	34%	26	N/A
15/12/00	Final	34%	29	N/A
29/06/01	Interim	34%	31	15.52
14/12/01	Final	30%	34	16.28
02/07/02	Interim	30%	38	19.22
13/12/02	Final	30%	42	18.18
02/07/03	Interim	30%	45	21.48
19/12/03	Final	30%	50	19.44
02/07/04	Interim	30%	60	22.02
17/12/04	Final	30%	62	TBA

HISTORY OF PRYMES

DATE	DETAILS
21/02/01	Initial issue of 3,000,000 PRYMES. Issue price $100.00.
20/08/01	Half-Yearly Dividend of $3.14, fully franked at 30%
20/02/02	Half-Yearly Dividend of $3.22, fully franked at 30%
20/08/02	Half-Yearly Dividend of $3.15, fully franked at 30%
20/02/03	Half-Yearly Dividend of $3.21, fully franked at 30%
20/08/03	Half-Yearly Dividend of $3.15, fully franked at 30%
20/02/04	Half-Yearly Dividend of $3.21, fully franked at 30%
20/08/04	Half-Yearly Dividend of $3.17, fully franked at 30%

HISTORY OF SAINTS

DATE	DETAILS
13/08/03	Initial issue of 3,500,000 SAINTS . Issue price $100.00.
22/11/04	Quarterly Dividend of $1.31, fully franked at 30%

ABN

ST.GEORGE BANK LIMITED
ABN 92 055 513 070

KEY DATES

Annual General Meeting
(Sydney) 17 December 2004

Shareholder Information Meeting
(Melbourne) 30 May 2005*

ANNOUNCEMENT OF RESULTS AND ORDINARY DIVIDEND

Interim (half year ended 31 March 2005)
3 May 2005*

Final (year ended 30 September 2005)
3 November 2005*

ORDINARY SHARES

Final dividend (2004) payable
17 December 2004
- Ex-dividend trading 29 November 2004
- Record date 3 December 2004

Interim dividend (2005) payable
4 July 2005*
- Ex-dividend trading 14 June 2005*
- Record date 20 June 2005*

PRYMES

Payment date 21 February 2005*
- Ex-dividend trading 1 February 2005*
- Record date 7 February 2005*

Payment date 22 August 2005*
- Ex-dividend trading 2 August 2005*
- Record date 8 August 2005*

SAINTS

Payment date 21 February 2005*
- Ex-dividend trading 1 February 2005*
- Record date 7 February 2005*

Payment date 20 May 2005*
- Ex-dividend trading 2 May 2005*
- Record date 6 May 2005*

Payment date 22 August 2005*
- Ex-dividend trading 2 August 2005*
- Record date 8 August 2005*

Payment date 21 November 2005*
- Ex-dividend trading 1 November 2005*
- Record date 7 November 2005*

* Proposed dates only

CONTACT DETAILS

ST.GEORGE REGISTERED OFFICE

St.George House
4-16 Montgomery Street
Kogarah NSW 2217, Australia
Telephone: (02) 9236 1111
International: (612) 9236 1111
Facsimile: (02) 9952 1000

Secretary: M H S Bowan

ST.GEORGE SHARE REGISTRY

Computershare Investor
Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Postal Address: GPO Box 4519
Melbourne VIC 3001, Australia
Telephone: 1800 804 457
International: (613) 9415 4024
Facsimile: (613) 9473 2500

BANKSA

97 King William Street
Adelaide SA 5000
Customer Service: 131 376

ADVANCE ASSET MANAGEMENT

Level 10, 182 George Street
Sydney NSW 2000
Customer Service: 1800 819 935

SEALCORP

Level 12, 400 George Street
Sydney NSW 2000
Telephone: (02) 9947 1255
Facsimile: (02) 9511 2366

DEUTSCHE BANK

(American Depository Receipts)
Depository Receipts Department
60 Wall Street
New York, NY 10005, USA
Telephone: (1 212) 602 3761

CUSTOMER SERVICES

St.George Customer Service Centre	133 330
New Account Enquiries/Insurance	133 555
dragondirect	1300 301 020
Private Bank	(02) 9236 1882
Business Banking	133 800
Investment Advice	1300 367 240
St.George Margin Lending	1300 304 065
Auto/Commercial Finance	1300 301 315
Group Treasury and Capital Markets	(02) 9320 5555
Advance Funds Management	1800 819 935
ASGARD Master Trust	1800 998 185
Customer Relations	1800 804 728

EMAIL/INTERNET

Email: stgeorge@stgeorge.com.au

Internet: www.stgeorge.com.au

AUDITORS

KPMG
10 Shelley Street
Sydney NSW 2000

CREDIT RATINGS

Short Term

Standard and Poor's	A-1
Moody's Investors Service	P-1
Fitch Ratings	F1

Long Term

Standard and Poor's	A
Moody's Investors Service	A2
Fitch Ratings	A+

FULL FINANCIAL REPORT (2004)

St.George's Full Financial Report is available on the St.George Bank website (www.stgeorge.com.au). Shareholders wishing to be mailed a copy can contact St.George's share registry — Computershare Investor Services — on 1800 804 457.

35632 C11/04

designed and produced by **billy blue** creative Photography: John Marmaras